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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banca Intesa

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35020 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/9/06



Banca Intesa

Annual report 2003

File No. 82-35020

This is an English translation of the Italian original "Bilanci 2003" and has been prepared solely for the convenience of the reader. The version in Italian takes precedence and will be made available to interested readers upon written request to
Banca Intesa S.p.A.
Corporate image and marketing communications Via Monte di Pietà, 8 20121 Milano, Italy Fax +39 02 879.62898/63638.

The financial statements have been translated into English from the original version in Italian. They have been prepared in compliance with Consob Regulations approved with Resolution 11971 of 14th May 1999 and amendments, and applying the provisions contained in Legislative Decree 87 of 27th January 1992 and in the instructions of the Governor of the Bank of Italy of 30th July 2002. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Italy may not conform with the generally accepted accounting principles in other Countries.

File No. 82-35020

Banca Intesa

Registered office Piazza Paolo Ferrari 10 20121 Milano Italy
Telephone +39 02 879.11 info@bancaintesa.it www.bancaintesa.it

File No. 82-35020

File No. 82-35020

Ordinary Shareholders' Meeting of 14th-15th April 2004

Report on operations and consolidated financial statements of Gruppo Intesa 2003

Report on operations and Parent Company's financial statements 2003

Banca Intesa S.p.A.
Share capital 3,561,062,849.24 euro fully paid-in – Milano Company Register and Fiscal Code No. 00799960158
Member of the National Interbank Deposit Guarantee Fund – Included in the National Register of Banks No. 5361
Gruppo Intesa included in the National Register of Banking Groups

File No. 82-35020

File No. 82-35020

Contents

File No. 82-35020

Board of Directors, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	* Giovanni Bazoli
Deputy Chairmen	* Giampio Bracchi René Carron
Managing Director Chief Executive Officer	* Corrado Passera
Directors	Giovanni Ancarani Francesco Arcucci Benito Benedini Antoine Bernheim Jean Frédéric De Leusse Alfonso Desiata * Ariberto Fassati * Giancarlo Forestieri Paolo Fumagalli Jorge M. Jardim Gonçalves Jean Laurent Michel Le Masson Giangiacomo Nardozzi Eugenio Pavarani Giovanni Perissinotto * Mariano Riestra Sandro Salvati Eric Strutz Gino Trombi

* *Members of the Executive Committee*

Board of Statutory Auditors

Chairman	Gianluca Ponzellini
Auditors	Francesco Paolo Beato Paolo Andrea Colombo Franco Dalla Sega Bruno Rinaldi

Independent Auditors Reconta Ernst & Young S.p.A.

Chairman's Letter

Distinguished Shareholders,

the year that has just ended has again deluded the expectations of the recovery of the Italian economy, which was only marginally touched by the growth of world economy. In fact investments and consumption remained weak, while exports were negatively affected by the euro exchange rate.

2003 closed with what certainly proved to be the most serious industrial and financial scandal in Italy's recent history. Behaviours which may be defined, without hesitation, criminal determined a financial crisis which cracked, in an almost unprecedented way, investor confidence in institutions and in the banking system.

Despite their significant size loan losses will be absorbed by our Group and by the entire Italian banking system without traumatic consequences, thanks to the soundness of banking institutions deriving from the important restructuring process realised in the last few years. However Parmalat's financial distress generated a further delicate problem related to bonds placed on the market via banks. Raising funds on the capital markets via bond issues is an extremely interesting alternative for companies since it offers them the possibility of obtaining longer-term funding and sometimes even at more attractive conditions than bank loans. At the same time, for investors, corporate bonds are an investment alternative with lower risks than equity. It is therefore of fundamental importance for companies and for investors alike that greater protection is ensured for those who have access to such instruments, also via new legislative measures.
From this viewpoint Banca Intesa, like other banks, has developed procedures aimed at satisfying the restoration requests of its damaged customers, provided that their requests prove to be founded.

In this moment of widespread uncertainty all efforts must be made to ensure that the difficult climate affecting relations between investors and the banking system in connection with this case is overcome as soon as possible. It is in the Country's interest that the collaboration between the industrial system and the banking system is not negatively affected, since it is clear that the banking industry's support of corporates, both during growth and in the more difficult phases of their development is indispensable for Italy's economic system.

Even without the support of a favourable economic backdrop and despite the unforeseen losses mentioned above, the 2003 financial statements in any case registered an improvement in Gruppo Intesa's accounts. The interventions set out in the Business Plan defined in September 2002 are producing the expected results. Disposal of non-strategic equity investments,

reduction in exposures to large customers in favour of credit to small and medium-sized entities, streamlining of structures and costs and, last but not least, the improved financial market context, enabled Banca Intesa to reach the Plan's objectives.

In 2003 Gruppo Intesa's consolidated net income totalled 1,214 million euro compared to 200 million euro of the previous year. Equally positive was the Parent Company's performance, which closed the year with a net income of 1,359 million euro.

This result enables to significantly increase the proposed dividend, which more than doubles that of the previous year. The Board of Directors, considering the appreciation manifested last year by Shareholders and the market for the assignment of the treasury shares, decided to submit to the approval of the Shareholders' Meeting the distribution of almost all of the remaining treasury shares, which have a countervalue, at current market prices, exceeding 900 million euro.

As concerns expectations for 2004, world economy seems to have restarted to grow, it is therefore forecasted that this will positively affect the Italian economic system. In this scenario profitability of the banking system is forecasted to recover. As far as we are concerned, continuing the implementation of the three-year plan should enable our Bank to reach the objectives we have set ourselves.

Giovanni Bazoli

Milano, 8th March 2004

Gruppo Intesa
Financial highlights

	2003	2002 pro forma [1]	Changes	
			amount	%
Statement of income (in millions of euro)				
Net interest income	4,975	5,316	(341)	(6.4)
Interest margin	5,160	5,506	(346)	(6.3)
Net commissions	3,331	3,233	98	3.0
Net interest and other banking income	9,708	9,324	384	4.1
Operating costs	(6,135)	(6,403)	(268)	(4.2)
including Payroll	*(3,324)*	*(3,483)*	*(159)*	*(4.6)*
Operating margin	3,573	2,921	652	22.3
Net adjustments to loans and provisions for possible loan losses	(1,222)	(2,180)	(958)	(43.9)
Income from operating activities	1,810	11	1,799	
Extraordinary income	202	228	(26)	(11.4)
Net income for the period	1,214	200	1,014	
Balance sheet (in millions of euro)				
Loans to customers	154,992	164,378	(9,386)	(5.7)
Securities [2]	29,660	32,907	(3,247)	(9.9)
including Investment portfolio	*5,521*	*5,884*	*(363)*	*(6.2)*
Equity investments	4,784	4,618	166	3.6
Total assets	260,215	273,674	(13,459)	(4.9)
Direct customer deposits	172,381	176,644	(4,263)	(2.4)
including Subordinated and perpetual liabilities	*10,603*	*11,503*	*(900)*	*(7.8)*
Indirect customer deposits	286,576	293,071	(6,495)	(2.2)
including Managed funds	*120,518*	*120,617*	*(99)*	*(0.1)*
Customer deposits under administration	458,957	469,715	(10,758)	(2.3)
Net interbank position	(3,183)	(12,944)	(9,761)	(75.4)
Shareholders' equity [3]	15,093	13,951	1,142	8.2
Operating structure				
Staff (number)	60,040	64,605	(4,565)	(7.1)
Branches (number)	3,730	3,948	(218)	
including Italy	*3,087*	*3,277*	*(190)*	
Abroad	*643*	*671*	*(28)*	

[1] Figures restated on a consistent basis.
[2] Including own shares amounting to 1,017 million euro as at 31st December 2003 and 981 million euro as at 31st December 2002.
[3] Including net income for the period.

File No. 82-35020

Gruppo Intesa
Financial ratios

	2003	2002 pro forma [1]
Balance sheet ratios (%)		
Loans to customers/Total assets	59.6	60.1
Securities/Total assets	11.4	12.0
Direct customer deposits/Total assets	66.2	64.5
Managed funds/Indirect customer deposits	42.1	41.2
Statement of income ratios (%)		
Interest margin/Net interest and other banking income	53.2	59.1
Net commissions/Net interest and other banking income	34.3	34.7
Operating costs/Net interest and other banking income	63.2	68.7
Net income for the period/Average total assets (ROA) [2]	0.4	0.1
Net income for the period/Average shareholders' equity (ROE) [3]	9.3	1.6
Risk ratios (%)		
Net doubtful loans/Total loans to customers	3.0	3.1
Cumulated adjustments on doubtful loans/Gross doubtful loans to customers	65.1	63.1
Capital ratios (%)		
Tier 1 capital/Risk-weighted assets [4]	7.8	6.8
Total capital/Risk-weighted assets [4]	11.7	11.1
Risk-weighted assets (in millions of euro) [4]	182,344	199,714
EPS – Earnings per share – euro	0.19	0.03

[1] Figures restated on a consistent basis.

[2] Based upon the arithmetical average of total assets at the end of the current and previous period.

[3] Net income for the period, excluding the change in the reserve for general banking risks, divided by the weighted average of share capital, share premium reserve, revaluation reserves, reserves from retained earnings, negative goodwill arising on consolidation and on application of the equity method and the reserve for general banking risks.

[4] Figures for 2002 have not been restated.

Banca Intesa
Financial highlights

	2003	2002 pro forma [1]	Changes	
			amount	%
Statement of income (in millions of euro)				
Net interest income	3,116	3,437	(321)	(9.3)
Interest margin	3,727	4,001	(274)	(6.8)
Net commissions	1,973	1,887	86	4.6
Net interest and other banking income	6,390	6,156	234	3.8
Operating costs	(3,920)	(4,035)	(115)	(2.9)
including Payroll	*(2,123)*	*(2,215)*	*(92)*	*(4.2)*
Operating margin	2,470	2,121	349	16.5
Net adjustments to loans and provisions for possible loan losses	(763)	(1,384)	(621)	(44.9)
Income (Loss) from operating activities	1,385	(597)	1,982	
Extraordinary income	450	236	214	90.7
Net income for the period	1,359	12	1,347	
Balance sheet (in millions of euro)				
Loans to customers	112,016	122,513	(10,497)	(8.6)
Securities [2]	19,522	20,931	(1,409)	(6.7)
including Investment portfolio	*817*	*1,288*	*(471)*	*(36.6)*
Equity investments	13,619	12,102	1,517	12.5
Total assets	200,088	213,832	(13,744)	(6.4)
Direct customer deposits [3]	132,162	133,955	(1,793)	(1.3)
including Subordinated and perpetual liabilities [4]	*9,961*	*10,901*	*(940)*	*(8.6)*
Indirect customer deposits	213,889	216,535	(2,646)	(1.2)
including Managed funds	*75,791*	*74,470*	*1,321*	*1.8*
Customer deposits under administration	346,051	350,490	(4,439)	(1.3)
Net interbank position [5]	7,767	(4,270)	12,037	
Shareholders' equity [6]	14,745	13,820	925	6.7
Operating structure				
Staff (number) [7]	32,320	35,556	(3,236)	(9.1)
Branches (number) [8]	2,190	2,373	(183)	
including Italy	*2,184*	*2,361*	*(177)*	
Abroad	*6*	*12*	*(6)*	

[1] Figures restated on a consistent basis.
[2] Including own shares amounting to 1,015 million euro as at 31st December 2003 and 980 million euro as at 31st December 2002.
[3] Direct customer deposits excluding issued bonds underwritten by subsidiary banks.
[4] Subordinated liabilities are different from caption 110 of the balance sheet "Subordinated and perpetual liabilities", since a significant portion of this type of funding has been raised through subsidiaries.
[5] Due to banks, net does not include bonds and subordinated liabilities underwritten by subsidiary banks.
[6] Including net income for the period.
[7] The figure for 2002 has been restated to consider the transfer of the employees of Intesa Sistemi e Servizi (1,703) and of those of the merged companies Finreme and Intesa Formazione.
[8] The figure includes both traditional branches with operating and accounting autonomy, and units in charge of managing customer relations, for which the banking relationship is at the reference branch.

File No. 82-35020

Banca Intesa
Financial ratios

	2003	2002 pro forma [1]
Balance sheet ratios (%)		
Loans to customers/Total assets	56.0	57.3
Securities/Total assets	9.8	9.8
Direct customer deposits/Total assets	66.1	62.6
Managed funds/Indirect customer deposits	35.4	34.4
Statement of income ratios (%)		
Interest margin/Net interest and other banking income	58.3	65.0
Net commissions/Net interest and other banking income	30.9	30.7
Operating costs/Net interest and other banking income	61.3	65.5
Net income for the period/Average total assets (ROA) [2]	0.7	0.0
Net income for the period/Average shareholders' equity (ROE) [3]	10.8	0.1
Risk ratios (%)		
Net doubtful loans/Total loans to customers	1.4	1.2
Cumulated adjustments on doubtful loans/Gross doubtful loans to customers	55.4	58.1
Capital ratios (%)		
Tier 1 capital/Risk-weighted assets	9.6	8.7
Total capital/Risk-weighted assets	15.3	15.2
Risk-weighted assets (in millions of euro)	142,589	151,122
EPS - Earnings per share - euro	0.21	0.00

[1] Figures restated on a consistent basis.
[2] Based upon the arithmetical average of total assets at the end of the current and previous periods.
[3] Net income for the period, excluding the change in the reserve for general banking risks, divided by the weighted average of share capital, share premium reserve, revaluation reserves, reserves from retained earnings, and the reserve for general banking risks.

Gruppo Intesa in 2003
Executive summary

The financial statements as at 31st December 2003 mark the close of the first year of Gruppo Intesa's 2003-2005 Business Plan and show that the main turnaround objectives contained in the Plan – in terms of the Group's profitability and soundness, as well as its restructuring and refocusing – have basically been achieved. These objectives seemed very challenging already at the Plan's launch (September 2002) and their achievement is even more significant considering that it has occurred in a year which – contrary to almost unanimously consensual forecasts – did not record the return to economic recovery, especially at European level, which represented the precondition for a structural and lasting growth.
Also during 2003 – as had already occurred in 2002 – the main macroeconomic indicators were progressively revised downwards in Europe and, in particular, in Italy. At the domestic level, tensions regarding inflation, difficulties encountered by Italian companies due to fiercer international competition – especially from Asia – and lastly, the explosion of the "Parmalat case" contributed to create a dangerous climate of mistrust in Italy, which risks making the recovery even more difficult. The climate is only partly justified by the difficult economic context, which leads to underestimate the undoubtably positive elements of Italy's Country-System in terms of key strengths, competencies and competitiveness.
In this situation Gruppo Intesa – despite its deep involvement in its reorganisation – did not withhold the support necessary to sustain the Country: neither to Italian large corporates undergoing turnaround and relaunch processes, nor to small and medium-sized companies wishing to improve their positioning on the globalised market, and to which it increased lending, nor to savers that were hit by the financial and industrial distress of certain groups.

The Business Plan

Launched in September 2002, the 2003-2005 Business Plan – which sets out over one hundred projects aimed at improving the Group's soundness, efficiency and at modernising and relaunching it, which have all commenced implementation and some of which have already been concluded – represents the map with which Banca Intesa and the entire Gruppo Intesa are meeting the challenges of an increasingly fierce global competition in all operating sectors, with the objective of becoming within the next three years among Europe's best performers in the banking industry.
In 2003 the foreseen scenarios only partly occurred. Despite this, commitments were not reviewed and targets for the year were confirmed and achieved.

The second part of 2002 represented the start of the reorganisation process, namely: i) the new organisational structure, which ensures clear direction, simplification and clarification of areas of responsibility, tasks and objectives, and the inception of the integration project, ii) the construction of a strong management team, iii) the agreements with Trade Unions regarding the structural reduction of labour cost, and lastly iv) the identification of strategic objectives aimed at solving problem areas and creating value for all stakeholders.
2003 was first and foremost the year in which the Bank exited from its emergency, with the simultaneous inception of actions for relaunching and rebuilding the credibility of the largest Italian Banking group. Naturally all this had a positive impact on economic, financial and balance sheet figures, as already evidenced in the Interim reports presented during the year. The exit from emergency is well testified, as illustrated below, by the progressive reduction of problem areas at the promised levels.

Asset quality and risk profile. As forecasted, the asset mix shifted from the large corporate to the retail sector and is concentrated in particular on the Italian market. Loans to large corporates decreased to 28 billion euro, with a 48% decrease with respect to reference year 2001, and a 28% drop with respect to 2002. A result which reaches and outperforms the Business Plan's objective for 2005 (36.4 billion euro) two years in advance. The reduction is particularly attributable to foreign large corporates, down from 34 billion euro of 2001, to 23 billion euro in 2002 and to 12 billion euro in 2003. Simultaneously the retail sector – which also includes the contribution of Italian and Central-European banking subsidiaries and of product companies – increased risk-weighted assets to 69% of the total, compared to 53% of reference year 2001 and 59% of 2002, thus coming close to the 71% objective set for 2005.
Activities in credit derivatives were downsized further, with open positions in the banking book down by approximately 57% with respect to December 2002.

Capital ratios. The marked improvement in capital ratios derived from numerous actions, among which the most important are the reduction in the loan portfolio and the sale of non-strategic assets and of assets which absorb significant portions of capital, such as for example real estate properties. The combined effect of these actions – some of which will be described in detail below – enabled to record a marked improvement in capital ratios in December 2003 with respect to the end of 2002, coming decidedly close to the objectives set out in the Business Plan. The Tier 1 ratio equalled 7.8%, up by 100 basis points with respect to December 2002, with the target for 2005 at 8.6%. The Core Tier 1 ratio, that is the ratio between shareholders' equity for supervisory purposes net of preference shares and risk-weighted assets, reached 6.9%, again with a 100 basis point rise with respect to December 2002, with the 2005 objective set at 7.7%. The target for the Total capital ratio (11%) was already exceeded in 2002 and was further improved upon in 2003 and totalled 11.7%.

Rationalisation of the foreign network and of non-strategic assets: disengagement from South America. The disengagement from South America (where Banca Intesa has been present for nearly one hundred years through the Sudameris group, controlled via Banque Sudameris, Paris) had already commenced in 2002. It accelerated strongly in 2003 and may now be considered in its final phase. In certain cases Banca Intesa maintains minority equity stakes, to permit an adequate support of Italian companies operating in those markets.
Sudameris Argentina was sold to Banco Patagonia and Gruppo Intesa maintains a 19.95% stake in the bank formed from the subsequent merger of the two entities.
Sudameris' activities in Chile were sold to Banco de Desarrollo.
In Brazil, after the interruption of negotiations with Banco Itaù, an agreement was reached with the Dutch ABN Amro group. According to the agreement, 94.56% of the share capital of Banco Sudameris Brasil S.A. held by Gruppo Intesa was sold to Banco ABN Amro Real S.A. The consideration was paid partly in cash (156 million euro) and partly in shares of Banco ABN Amro Real (492 million euro) representing approximately 11.6% of the latter's share capital. At the same time as the transfer of the shares, Banca Intesa and ABN Amro N.V. (Dutch parent company of the ABN Amro group) signed a swap contract which sets out Banca Intesa's right to convert the shares of Banco ABN Amro Real in ABN Amro N.V. shares. This right may be exercised in three *tranches*, respectively in June 2005, 2006 and 2007, at a price equal to 1.82 times the shareholders' equity of Banco ABN Amro Real using each time the bank's most recent balance sheet situation. Conversely, ABN Amro holds a call option (exercisable, all or in part, at any time) which conveys it the right to covert the Banco ABN Amro Real shares held by Banca Intesa in ABN Amro N.V. shares at the same price.
In Colombia, the 73.6% stake held by Gruppo Intesa in Banco Sudameris Colombia was sold to Gilex Holding B.V., a holding company established under Dutch law.
In Uruguay Gruppo Intesa accepted the binding offer made by Banco ACAC Crédit Agricole (Uruguayan subsidiary of the French banking group Crédit Agricole) for the activities of Banque Sudameris S.A. in that Country. According to the offer, activities will be sold at the symbolic price of one dollar – for a book value of approximately 30 million dollars – essentially deriving from adjustments to loans, with a consequent charge of approximately 30 million dollars recorded in the statement of income. The closing of the operation is expected to occur

in the first months of 2004 and is conditional upon the necessary authorisations.
Lastly, negotiations are under way for the remaining operations (in Panama, Cayman Islands, Miami, Paraguay) and are expected to be completed in the first half of the current year.
The sale of non-strategic assets referred in particular to the sale of Bankhaus Löbbecke, the spin-off of real estate assets and the contribution of Banca Primavera's PFS operations to Banca Generali.

Sale of Bankhaus Löbbecke. At the end of December 2003, Banca Intesa completed the sale of 100% stake in the German bank Bankhaus Löbbecke to M.M. Warburg & CO.

Spin-off of real estate assets. For the purpose of improving the exploitation of the portfolio of real estate properties which had for the most part become vacant following the implementation of the space optimisation project, during the year Banca Intesa defined a spin-off of real estate assets, which was completed with the establishment, via contributions, of Intesa Real Estate (IRE), a real estate company initially participated by Banca Intesa (89.3%), Magazzini Generali Fiduciari Cariplo (5.5%) and Cassa di Risparmio di Parma e Piacenza (5.2%). 366 assets were contributed by Banca Intesa, 4 by Magazzini Generali and 10 by Cassa di Risparmio di Parma e Piacenza. The latter then acquired the stake of Magazzini Generali. Subsequently IRE spun off in favour of Milano Zerotre – newly-established company whose majority equity stake (51%) was later sold to the Beni Stabili group – 45 commercial assets, mostly located in Northern Italy and mainly for office use, which will be capitalised on/sold in a time frame in line with the Business Plan. The capital gain realised on the operation, gross of the fiscal effect, totalled 244 million euro in the Parent Company's financial statements and 48 million euro in the consolidated financial statements.

Contribution of Banca Primavera's PFS operations to Banca Generali. The contribution to Banca Generali of Banca Primavera's PFS operations, made up of the approximately 1,600 financial consultants which manage assets amounting to over 5 billion euro, of 17 bank branches and part of the employees, was closed with legal effects as of 1st October 2003. Following the contribution and after the sale of a stake to Assicurazioni Generali, Gruppo Intesa holds 25% of the new capital of Banca Generali, while 75% is held by the Generali group. The transaction has the strategic objective of forming a large and highly-efficient multichannel bank at the top of the rankings of the Italian personal financial services market. The new entity, with a 9% market share, over 5,000 financial consultants, 400,000 customers and 21 "light" bank branches is ranked in third place in the Italian market in terms of managed assets. Gruppo Intesa therefore optimises its investments in the financial services field, with a stake in a company with a considerable critical mass and capable of realising significant economies of scale. The operation led to the recording of gross capital gains for approximately 143 million euro.

The initiatives for the relaunch

The initiatives for the relaunch of Gruppo Intesa commenced at the same time as the turnaround projects: as specified in the Business Plan, the target increase in revenues (a 1.5 billion euro rise within 2005 with respect to 2001) may only derive from a significant improvement in customer service, which in turn will be the result of the realisation of the more than one hundred projects involving all the Bank's sectors and personnel.

The most crucial project in this phase – the realisation of an integrated single IT platform to serve the Bank's network, instead of the three pre-existing ones – was duly completed in October 2003. Since then all branches have been using the Target system.

Many projects and therefore many investments referred to the Retail Division, that has the direct daily contact with millions of customers, families, professionals, small and medium-sized companies. At the beginning of the year the new Banca Intesa logo was launched and substituted all previous brands in all the branches, thus creating a coordinated image and improving high street visibility. Territorial presence was also profoundly reorganised, according to profitability and service criteria. The closure or merger of branches which could no longer be sustained (it must be noted that the merger of three important banks had created

numerous duplications in the same areas) is now being followed by the positioning of new branches in areas which were not previously served. Also the service and accessibility model of the branch is under close review: currently eight pilot branches are testing a deeply innovative design and lay-out. This modernisation project will continue in the next few years and foresees the roll out of approximately 150 new lay-outs already in 2004.

Adapting service to customer needs, integrating the various experiences and creating a coordinated image necessarily also included products: from the second half of the year – in particular after the completion of the Target IT platform for branches – numerous new products were launched: Conto Intesa; the credit card with online checking of payments made; Prestintesa (the personal loan for a maximum of 30,000 euro granted within 48 hours); a new type of mortgage and several investment products. To favour access to credit by those sectors of the population, which though worthy were practically excluded from financing, the IntesaBridge loan was launched to finance university and PhD students and was realised thanks to the agreement of the three Italian Polytechnics of Milano, Torino and Bari.

Bancassurance activities, which are carried out via the joint-venture between Gruppo Intesa and the Generali group, must be mentioned. In December 2003, the European Antitrust authority and Isvap (the Italian Insurance Supervisory Authority) granted their authorisation to the concentration of the bancassurance activities of the Generali group and of Gruppo Intesa in a new company which, with the name Intesa Vita, is fully operational as of 1st January 2004.
The new Intesa Vita received the contribution of the bancassurance activities of Alleanza Assicurazioni (the insurance policies from the former Banco Ambrosiano Veneto), of the equity investments held by Assicurazioni Generali and Banca Intesa in Assiba (Generali and Banca Intesa each held a 50% stake) and of the stake in IntesaVita (former Carivita, 100% Banca Intesa). The share capital of Intesa Vita – made up of ordinary and preference shares – is held with equal stakes by Banca Intesa and Alleanza Assicurazioni. The latter holds the majority of voting rights in the Ordinary Shareholders' Meeting and thus fully consolidates the company.
The operation led to record a gross capital gain of 365 million euro in the financial statements of Banca Intesa and of 112 million euro in the consolidated financial statements.

Lastly, as of 1st January 2004 Caboto Sim, Gruppo Intesa's securities house, started to operate as Banca Caboto. The transformation into a bank was the most recent step in the Company's constant evolution aimed at extending its capacity to serve customers in all the segments of the capital markets. Banca Caboto will benefit from the extension of its operating area and, also thanks to its new bank status, may broaden its activities, according to the guidelines of the Business Plan which set out the valorisation of the Group's customer relations and the strengthening of the current leading market position.

Human resources and the training plan

All turnarounds and relaunch initiatives require the strong involvement of personnel and the fair and constant relationship with Trade Unions. The agreement signed in December 2002 for a reduction in personnel costs amounting to approximately 500 million euro within 2005, already manifested its effects in 2003. In the period, on a consistent basis, over 4,500 resources exited the Group, of which approximately 3,500 with the special treatment provided for by Ministerial Decree 158 of 2000 and the activation of the related "Fondo di solidarietà" (Solidarity allowance).
The most significant project not only for the achievement of set targets, but also for a constant customer relationship built on trust, professionalism and construction of long-term relations, refers to the development and training of human resources. From this viewpoint training plays a central role: the Bank launched a plan which includes over 800,000 days of training within 2005, of which over 255,000 were given in 2003. Internal communication is equally important for the construction of a new corporate culture and for sharing the objectives and the results of the Business Plan. In particular, this activity heavily involved the Bank's top management, which had meetings with local representatives all over Italy.

2003 results

2003 marked a radical turnaround in Gruppo Intesa's accounts.

Despite the economic situation, which was basically in recession, did not provide the necessary driver for the development of banking operations, 2003 closed with extremely positive results.
These reflected – as already mentioned – the strong contribution of the interventions set out in the Business Plan: firstly, the recomposition of loans to customers and the improvement in loan portfolio quality, then the rationalisation of presence abroad, the integration of IT systems and the improvement of operating efficiency and, lastly, even though in the inception phase, the launch of new products.

The decrease in interest margin is attributable to both the weak economic situation and the reduction in exposure to the large corporate sector, in particular to foreign companies, which is one of the first objectives of the Business Plan. Interest rates recorded a generalised downward trend, more marked for the asset side, with a further contraction in the spread. Intermediated volumes decreased more significantly for loans to customers and again in 2003, customer mainly requested medium-long term loans, which are far less profitable than short-term lending.

Net commissions positively affected results and totalled 3,331 million euro, with a 3% rise with respect to previous period. The decline in commissions on asset management was offset by a generalised increase in other commissions: on financial intermediation, on commercial banking activities and on tax collection. A strong contribution came, especially, from placement of bancassurance products and realisation of long-term financings and project financing.

The moderately positive trend recorded by financial markets starting from April and the placement with customers of new structured products led to a considerable increase in profits on financial transactions, which reached 830 million euro, compared to 166 million euro of 2002.
Net interest and other banking income therefore exceeded 9,700 million euro, with a 4.1% growth rate with respect to 2002.

The continuation of interventions for streamlining structures and recovering efficiency, as well as the activation of specific incentive-driven exit plans for personnel, led to a further decrease in operating costs (-4.2%), after a 7.7% reduction in 2002. The decrease was achieved in both general costs (-5%), and payroll (-4.6%). This permitted to improve operating margin by over 22%, to 3,573 million euro.

Net adjustments and provisions for possible loan losses, which had severely affected profitability in the past two years, returned to physiological levels, despite the explosion of the "Parmalat case", described in detail hereafter.
In 2003 net provisions totalled 1,222 million euro, with a 43.9% decrease with respect to 2002. Provisions for risks and charges (-32.8%) and adjustments to financial fixed assets (-27.7%) were also lower.
Income from operating activities reached 1,810 million euro compared to only 11 million euro in the 2002 financial statements.

Also positive was the result from extraordinary activities, which reflected income from the Intesa Vita and Banca Generali operations and from the spin-off of real estate assets, as well as write-backs on marking to market the remaining own shares in the Parent Company's portfolio.
Extraordinary charges reflected the access to the Solidarity allowance as per Ministerial Decree 158 of 2000 of personnel which will exit the Group and further charges deriving from the disengagement from South America and from Germany, as well as the congruous provisions destined to restore customers holding defaulted bonds.

Net income totalled 1,214 million euro, compared to 200 million euro of 2002.

Balance sheet figures

Balance sheet figures show, with respect to December 2002, the confirmation of direct customer deposits (172 billion euro) which recorded a modest –2.4% change, while loans to customers (155 billion euro) recorded a more significant decrease (-5.7%). Both figures directly stem from the strategic decision contained in the Business Plan, aimed at reducing credit exposures to the corporate sector, which led to a drastic reduction in loans to customers and in the correlated funding of Banca Intesa's foreign branches. Loans to customers also reflected the effects connected to the securitisation of performing mortgages amounting to 2 billion euro.

Indirect customer deposits remained practically stable at the levels of the previous year and totalled approximately 287 billion euro (-2.2%). This trend was mainly attributable to the decrease in deposits under administration (-3.7%), which was offset by assets under management, that remained at the levels reached at the end of 2002.

In total, the Group's customer deposits under administration amounted to approximately 459 billion euro, with a 2.3% decrease.

The "Parmalat" case and the initiatives undertaken by Gruppo Intesa

2003 results were severely affected by the "Parmalat case".
The industrial distress of the Parmalat group represented an extremely serious event not only due to the size of the losses involved, but also as a result of the way in which it occurred.
The Parmalat group has always been one of Banca Intesa's important clients. In fact, our Group is present in the Parma area with Cassa di Risparmio di Parma e Piacenza, the leading bank in the province.

As at 31st December 2003, Gruppo Intesa's total exposure with Parmalat amounted to little over 360 million euro. Loans on average were written down by 80%, recording value adjustments for a total of 288 million euro. In 2002 the exposure had oscillated around 430 million euro. Last year that exposure was progressively decreased, in line with the policy aimed at reducing lending to large groups both Italian and international, which – as already illustrated – is one of the qualifying elements of the Business Plan.

Banca Intesa maintained loans granted to the Parmalat group until the end based on audited financial statements, positive quarterly results, and ratings by international agencies, as well as appreciation of the Parmalat group by international players. Furthermore, all periodic information and clarification requests confirmed published figures. Parmalat was the eighth Italian industrial company in terms of turnover, and among the few present in a significant way on the international markets, it was listed in Italy and included in the Mib30 index, listed in Frankfurt and present on the London stock exchange.
As concerns operations, there was no reason to doubt the valuations expressed by the market: companies of the Parmalat group always honoured their commitments with the Bank and there was no deadline which was not met, that could have signalled that there was a problem.
For this reason we applied to this group the same policy used for all large Italian groups operating normally.

In the last period Gruppo Intesa did not halt its efforts aimed at ensuring the continuation of Parmalat's industrial operations. For this purpose further financing was granted: a guarantee amounting to approximately 20 million euro and consent to the disbursement of 10 million euro as a bridge financing requested by the new special administrators. This decision seemed necessary i) to safeguard an industrial capital which is extremely important for the Country, ii) to preserve the professional and human capital represented by the workers in the food group, and iii) because the value of the industrial activities is the real guarantee of all creditors, and an even brief block of the group's activities would have virtually annulled that value.

Particularly important in Parmalat's distress is the fact that Parmalat bonds also defaulted. Corporate bonds are very widespread financial instruments of fundamental importance for companies as an alternative to medium-long term bank loans, indispensable for their growth and competitiveness.

To ensure that corporate bonds continue to play this role, regulatory interventions are necessary and are currently being examined by the Italian Parliament.
As concerns Gruppo Intesa, precise initiatives have already been taken. To reduce the risk of similar accidents in the future, Banca Intesa had decided, before the explosion of the Parmalat case, not to place or trade unrated securities, not to place securities with a rating under investment grade and to discourage the purchase of such securities by customers which request them.
Furthermore, Banca Intesa will publish on its website the updated rating of the securities present in customers' portfolios and will inform customers in writing if the rating of one of their securities held has reached a "danger threshold" which precedes the loss of the investment grade rating. Likewise Gruppo Intesa uses the low risk securities list provided by ABI (the Italian Bankers

Association) in the framework of the "Patti Chiari" (clear relationship) programme, to increase awareness of the relationship which always links risk and return.
All these initiatives are part of the policy aimed at encouraging less "competent" customers to prefer professional asset managers.

As concerns the problem of customers holding defaulted corporate bonds, Gruppo Intesa reached an extremely important and innovative agreement with Consumer Associations.
The agreement was necessary due to the exceptionality of the situation in which many customers found themselves and the Bank's wish to prove its utmost *bona fide* in trying to amend any cases of censurable behaviour. The agreement provides not only for Parmalat bonds, but also for Cirio and Giacomelli bonds.
The size of the indemnities will be assessed on a case-by-case basis by a Conciliation commission equally formed by members designated by the Bank and representative of the Consumer Associations. Valuations will be based on already-agreed criteria (customer competence and investment habits, consistency between risk profile and size of the investment, role of the Bank, rated/unrated bonds, information provided). The simultaneous verification of all the criteria will lead to a 60% indemnity for the customer, to be added to the residual value of the security held, which will remain the property of the investor. It has already been agreed that in cases in which the default has created significant, proven economic distress to the customer, indemnity may reach 100%.

As already mentioned, to cover charges which will derive from any indemnity to customers, Banca Intesa has set up, recording it among extraordinary charges, an allowance of 50 million euro.


Chairman
GIOVANNI BAZOLI
Chief Executive Officer
CORRADO PASSERA
Intesa Sistemi e Servizi
Intesa Gestione Crediti
Corporate Division
Sirefid
Banca Caboto
Caboto U.S.A.
Zao Banca Intesa (Russia)
Italian Banks Division
CR Parma
FriulAdria
Intesa Holding Centro
Banca Trento e Bolzano
Biverbanca
CR Ascoli Piceno
CR Città di Castello
CR Foligno
CR Rieti
CR Spoleto
CR Terni e Narni
CR Viterbo
International Subsidiary Banks Division
Central European International Bank (Hungary)
Privredna Banka Zagreb (Croatia)
Vseobecna Uverova Banka (Slovakia)
Product Companies
Leasing
Factoring
Tax Collection

File No. 82-35020

Gruppo Intesa
Report on operations and consolidated financial statements

File No. 82-35020

Report on operations

The macroeconomic scenario

WORLD ECONOMY

In 2003 world economy proved to be able to emerge from the recession which followed the burst of the stock market bubble. Growth visibly strengthened first in America and Asia and then, in the second half, it gradually expanded to Europe, though with lower intensity.

In the United States the Government supported the recovery in domestic demand with very expansive fiscal policies, while the Federal Reserve, encouraged by unusually low inflation, reduced the official rate to 1%. However the difference between domestic and foreign growth determined a new explosion of the deficit in the balance of trade, with consequent downward tensions on the dollar.

In Europe fiscal policy had already exhausted in the previous years any possibility of manoeuvring. Even if two main EU States had exceeded the limit in the deficit set out in the treaties, fiscal policy never adopted a clearly expansive line. The European Central Bank, despite inflation exceeding 2%, reduced official rates twice. Interest rates on main refinancing operations remained at 2% for the whole of the second half. The loosening in monetary policy partly offset the rise in the exchange rate, which was considerable, especially in the first months and at the end of the year, but never dissolved the widespread scepticism felt by economic operators on recovery rates.

The situation in the emerging Countries where Gruppo Intesa is present appears variegated. Economic growth is marginally slowing down in Hungary, Croatia and Slovakia. All three Countries have no problems in servicing foreign debt and maintained high ratings, but show significant domestic and foreign financial deficits, mainly due to a loosening of fiscal discipline and to lower growth rates for exports compared to imports. Corrective actions have been taken in Hungary and Slovakia. Financial deficits tend to weaken the local currencies in relation to the euro: the Hungarian *forint* devalued by 10% during the year.
In Latin America the Peruvian *nuevo sol* remained stable against the dollar, favoured by strong economic growth and by the prudent fiscal policy adopted by the Government.

THE ITALIAN ECONOMY

The Italian economy registered a negative first half, characterised by a contraction in GDP, in investments and in exports. A heavier reduction in production was prevented by the stability of consumption, due to the rise in employment and to the contraction in savings. Recovery reappeared in the third quarter, following the rise in world demand, but appeared still fragile at the end of 2003. Investments, in fact, remained weak also in the second half. With regard to sector breakdown, services appeared more brilliant than industry, penalised by the euro exchange rate, and constructions.

FINANCIAL MARKETS

During 2003, yield curves recorded broad fluctuations. Yields of ten-year Bund, over 4.3% at the end of 2002, dropped to 3.6% in June 2003, and then re-bounced above the levels recorded at the beginning of the year. Market volatility was accentuated by i) expectations on economic financial markets trends which changed during the year from fear of deflation to fear of forthcoming rises in interest rates, and by ii) the link with the American markets, which registered considerable changes in yield levels. Considering 2003 overall, European fixed-income bonds offered positive returns in all segments of the curve.

In emerging markets investment flows were also attracted by improved fundamentals, determined by economic policies aimed at steadily reducing the cost of debt. The progresses made by Brazil, Russia and Turkey, important in international indices, considerably contributed to generate a confident climate among investors. The still modest volumes issued against a rising demand further reduced risk premiums paid by issuers.

Company restructuring activities, economic progress and low interest rates favoured also the corporate bonds sector, where premiums on bonds with BBB rating decreased from over 200 to under 100 basis points, despite the high volume of issues.

THE ITALIAN MARKET

In Italy, positive market performance was penalised by certain serious company crises, which affected savers' confidence in corporate bonds.

During 2003 the Italian stock market went through two different phases: until March, indices touched the minimum of the last six years and then recorded a gradual recovery. This led the stock market to close the year with a two-digit rise, due to both a liquidity effect and to expectations of an economic recovery.

In this context, Italian banks registered a growth higher than that of the global index.

LENDING AND DEPOSIT COLLECTING ACTIVITIES IN 2003

Bank interest rates and interest rate spread

In the first part of the year the relaxed monetary policy, coupled with the widespread uncertainty preceding the explosion of the Iraq crisis, favoured a generalised reduction in market yields, followed by a consolidation in money market interest rates and by a rise in bond yields. In this context, interest rates applied by Italian banks continued to decrease, reflecting, during the whole of the year, the contraction in market interest rates recorded in the first half.

In the context of this downward trend, which led interest on loans and interest on deposits to an all-time minimum, the drop in interest on loans was particularly intense. The more pronounced reduction in lending rates compared to funding rates further squeezed overall spreads [1] which registered a 47 basis points contraction from the end of 2002 to December 2003. The reduction was more marked on short-term (-49 basis points) with respect to medium- and long-term maturities (-35 basis points).

[1] Average lending rate (short-term and medium- and long-term loans in euro) – average funding rate (deposits and bonds in euro)

Loans

With regard to lending and deposit collecting activities, last year was characterised by the same elements observed in 2002: a strong expansion in mortgaged loans, coupled with mainly short-term funding activities.

Also in 2003 loan growth in Italy was higher than the European Union average. This is attributable not only to the traditionally high exposure of Italian companies towards the banking system, but also, to some extent, to the lower long-term interest rates applied in Italy compared to the eurozone.
Short-term loans reflected not only the stagnation in industrial production and in demand for corporate investments, but also banks' rising attention to loan portfolio quality, which, especially in the first part of the year, led to more restrictive conditions for the less-guaranteed loans; on the contrary, long-term loans (essentially real estate mortgages) registered two-digit growth rates. This was mainly due to the low cost of money and to the uncertainties which, for most of the year, affected financial markets, increasing the weight of real assets in private investors' portfolios.

Direct customer deposits

Direct customer deposits collected by Italian banks, after a brilliant 2002, returned to more moderate growth rates in 2003, showing signs of gradual slowdown in the last few months. Unlike loans, deposits from resident customers collected by Italian banks[2] registered lower growth rates compared to the eurozone average. The rise of the aggregate was determined by the "on demand" component, due to the low "opportunity cost" of liquidity and to persisting risk aversion of households and institutional investors. These factors also sustained the demand for bonds, increasingly oriented to structured bonds with guaranteed-capital and guaranteed-minimum return at maturity. Such developments favoured the concentration of customer deposits in current accounts and bonds.

Indirect customer deposits

Notwithstanding the prevailing demand for liquid instruments, after many months of a subdued trend, indirect deposits (customer securities under management, administration and in custody at banks)[3], showed signs of recovery with an upward trend from 2002. The positive performance of the aggregate also benefited from the moderate recovery of the asset management component[4], sustained by the revaluation of assets and by the gradual rise in demand for asset management services.

[2] Eurosystem's harmonised definition: deposits (current accounts, saving deposits, certificates of deposit), repurchase agreements and issued bonds (including subordinated liabilities).
[3] Nominal value of third party securities and other assets under custody not issued by the reporting bank/group, excluding certificates of deposit and securities issued.
[4] Figure defined at market value.

Operating results

RECLASSIFIED CONSOLIDATED STATEMENT OF INCOME

General aspects

As already mentioned, 2003 was the first of the three years of implementation of Gruppo Intesa's profound restructuring and relaunch set out in the Business Plan. Actions taken so far have in any case considerably improved consolidated economic results, thus confirming the Group's capacity to reach the objectives contained in the Plan according to scheduled means and timing.

Despite the unfavourable market context, especially as a result of the still weak economic recovery in the European area, 2003 closed with a net income of 1,214 million euro. The key drivers of this performance were the growth, exceeding 380 million euro, of net interest and other banking income – especially due to income from services and profits on financial transactions – and the contraction, close to 300 million euro, of operating costs. The combined effect of such trends led to generate an operating margin of 3,573 million euro, 22.3% higher than that of 2002.
A further, strong contribution to overall profitability came from the need of lower net adjustments and provisions, which had instead heavily affected 2002 accounts. Income from operating activities equalled 1,810 million euro (compared to 11 million euro of the previous year) and, after considering extraordinary income, taxes and minority interests, net income totalled, as mentioned above, 1,214 million euro.

Quarterly development shows in the fourth quarter: i) a steady net interest and other banking income which in any case improved with respect to the 2002 figure, ii) an increase in operating costs, which is absolutely physiological at the end of the year, and iii) a consequent decrease in operating margin, which was nonetheless higher than in the previous year.
Adjustments reflected the consequences of the Parmalat case with a sharp increase in write-downs on loans which, combined with write-downs of equity investments, negatively affected income from operating activities and net income in the fourth quarter.

The most significant elements which affected the 2003 statement of income are described in detail in the comments contained in this chapter of the Report on operations.

As regards the reclassification of statement of income figures in the table hereafter, we remind that it is exclusively aimed at representing consolidated results more exhaustively and permitting a better comparison with the reference periods and that it is carried out according to criteria widespread within the banking system.
More specifically the following items were reclassified:

- negative differentials on hedge derivatives economically connected to trading positions on equities have been accounted for in the same caption which shows relevant dividends;
- dividends collected from equities in structured portfolios, are booked in the caption Profits (Losses) on financial transactions to be consistent with the reporting of valuations of such portfolios;
- certain amounts included in Profits (Losses) on financial transactions for certain non-recurring transactions in securities of significant size are booked in the caption Extraordinary income;
- 2002 adjustments to securities sold to the Parent Company as collateral to doubtful loans, are deducted from the write-backs recorded on the relevant loans;
- adjustments on Peruvian securities deriving from securitisations, are accounted for in Extraordinary charges in relation to the fact that such securities are no longer marketable;
- provisions to or use of the internal

supplementary pension funds have been directly deducted from the returns generated by the investments;
- amounts received in 2002 as payment for guarantees received by credit derivatives have been transferred from other operating income and deducted from adjustments to the relevant operations;
- the amortisation of goodwill arising on consolidation and on application of the equity method is shown in a caption of its own, instead of including it within operating costs.

Lastly, 2002 figures were restated on a consistent basis to consider the changes in the consolidation area following the exit of Banco Sudameris Brasil, Banco Sudameris Colombia, Bankhaus Löbbecke, IntesaBci Bank (Suisse), Carinord 1 and Carinord 2.

Gruppo Intesa

Reclassified consolidated statement of income

(in millions of euro)

Captions	2003	2002 pro forma [*]	Changes	
			amount	%
Net interest income	4,975	5,316	(341)	(6.4)
Dividends and other revenues	101	130	(29)	(22.3)
Income from investments carried at equity	84	60	24	40.0
Interest margin	5,160	5,506	(346)	(6.3)
Net commissions	3,331	3,233	98	3.0
Profits on financial transactions	830	166	664	
Other operating income, net	387	419	(32)	(7.6)
Net interest and other banking income	9,708	9,324	384	4.1
Administrative costs	(5,434)	(5,703)	(269)	(4.7)
including Payroll	*(3,324)*	*(3,483)*	*(159)*	*(4.6)*
Other	*(2,110)*	*(2,220)*	*(110)*	*(5.0)*
Adjustments to fixed assets and intangibles	(701)	(700)	1	0.1
Operating costs	(6,135)	(6,403)	(268)	(4.2)
Operating margin	3,573	2,921	652	22.3
Adjustments to goodwill arising on consolidation and on application of the equity method	(130)	(140)	(10)	(7.1)
Provisions for risks and charges	(207)	(308)	(101)	(32.8)
Net adjustments to loans and provisions for possible loan losses	(1,222)	(2,180)	(958)	(43.9)
Net adjustments to financial fixed assets	(204)	(282)	(78)	(27.7)
Income from operating activities	1,810	11	1,799	
Extraordinary income	202	228	(26)	(11.4)
Income taxes for the period	(741)	35	(776)	
Change in the reserve for general banking risks and other reserves	26	(20)	46	
Minority interests	(83)	(54)	29	53.7
Net income for the period	1,214	200	1,014	

[*] Figures restated on a consistent basis.

Quarterly development of the reclassified consolidated statement of income

(in millions of euro)

Captions	2003 [*]				2002 [*]			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Net interest income	1,217	1,246	1,242	1,270	1,326	1,338	1,305	1,347
Dividends and income from investments carried at equity	7	22	112	44	30	16	115	29
Interest margin	**1,224**	**1,268**	**1,354**	**1,314**	**1,356**	**1,354**	**1,420**	**1,376**
Net commissions	881	837	830	783	798	792	829	614
Profits (Losses) on financial transactions	140	187	312	191	(18)	(25)	122	87
Other operating income, net	129	115	68	75	168	73	81	97
Net interest and other banking income	**2,374**	**2,407**	**2,564**	**2,363**	**2,304**	**2,194**	**2,452**	**2,374**
Administrative costs	(1,395)	(1,330)	(1,365)	(1,344)	(1,454)	(1,347)	(1,433)	(1,469)
including Payroll	*(826)*	*(821)*	*(829)*	*(848)*	*(851)*	*(812)*	*(908)*	*(912)*
Other	*(569)*	*(509)*	*(536)*	*(496)*	*(603)*	*(535)*	*(525)*	*(557)*
Adjustments to fixed assets and intangibles	(204)	(172)	(170)	(155)	(213)	(174)	(160)	(153)
Operating costs	(1,599)	(1,502)	(1,535)	(1,499)	(1,667)	(1,521)	(1,593)	(1,622)
Operating margin	**775**	**905**	**1,029**	**864**	**637**	**673**	**859**	**752**
Adjustments to goodwill arising on consolidation and on application of the equity method	(36)	(30)	(32)	(32)	(33)	(60)	(24)	(23)
Provisions for risks and charges	(51)	(20)	(100)	(36)	(27)	(13)	(213)	(55)
Net adjustments to loans and provisions for possible loan losses	(478)	(241)	(244)	(259)	(940)	(252)	(820)	(166)
Net adjustments to financial fixed assets	(177)	12	(7)	(32)	(200)	(17)	(55)	(10)
Income (Loss) from operating activities	**33**	**626**	**646**	**505**	**(563)**	**331**	**(253)**	**496**
Extraordinary income (loss)	103	(12)	64	47	560	(398)	(184)	250
Income taxes for the period	39	(263)	(294)	(223)	163	5	166	(299)
Change in the reserve for general banking risks and other reserves	16	2	6	2	(24)	2	-	2
Minority interests	(15)	(25)	(25)	(18)	8	2	(40)	(24)
Net income (loss) for the period	**176**	**328**	**397**	**313**	**144**	**(58)**	**(311)**	**425**

[*] Figures for 2002 and for the first three quarters of 2003 have been restated on a consistent basis.

Interest margin

In 2003 interest margin (5,160 million euro) recorded a progressive decline (-6.3%), mostly attributable to the constant erosion of net interest income. Over the twelve months, this component was affected by both the strategic decision aimed at reducing lending to Italian and foreign large corporates, for the purpose of decreasing loan portfolio risk and the combined effect of the trends recorded by interest rates and volumes in the Group's various operating markets.

Breakdown of the captions which make up the margin shows that the decrease is mainly attributable to operations with customers, which generated net interest income of 3,729 million euro, with an 11.6% reduction due to the aforementioned factors. In particular, especially with reference to the Italian market, where most of the Group's lending and deposit collecting activities are concentrated, interest rates on loans decreased more rapidly than interest rates on deposits. For the former, the decline was somewhat greater for short-term loans than for medium-long term loans, while the interest rate on funding showed similar reductions for all maturities. Consequently the spread again decreased with respect to the previous year. Average volumes of loans to customers dropped as a result of both the aforementioned Group policy aimed at containing exposure to the corporate sector and the delay in the economic recovery of EU Countries. As concerns funding, average volumes increased, thus continuing the growth which had started in the previous year, with greater rises in longer-term funding, mainly raised via bond issues.

Interest on the net interbank position – including differentials on hedges – showed a significant improvement and reached a practically breakeven position. The positive variation with respect to the previous year more than offset the lower contribution of interest income on the securities portfolio, attributable to both the low returns on the fixed-income market and the lower average size of the portfolio.

With respect to as at 31st December 2002, a lower contribution to the interest margin came from dividends whereas income from subsidiaries carried at equity increased.

Consolidated interest margin was attributable for approximately 52% to the Parent Company, while the rest was generated by Italian (36%) and foreign subsidiaries (12%).

(in millions of euro)

Captions	2003	2002 pro forma	Changes	
			amount	%
Net interest income with customers				
• interest income	7,719	9,161	(1,442)	(15.7)
• interest expense	(1,527)	(2,182)	(655)	(30.0)
• interest expense on securities issued	(1,883)	(2,132)	(249)	(11.7)
• interest expense on subordinated liabilities	(580)	(630)	(50)	(7.9)
	3,729	4,217	(488)	(11.6)
Interest income on securities	1,240	1,721	(481)	(27.9)
Net interest income with banks				
• interest income	1,127	1,472	(345)	(23.4)
• interest expense	(959)	(1,816)	(857)	(47.2)
	168	(344)	512	
Differentials on hedge contracts	(192)	(313)	(121)	(38.7)
Other net interest income	30	35	(5)	(14.3)
Total net interest income	4,975	5,316	(341)	(6.4)
Dividends and other revenues	101	130	(29)	(22.3)
Income from investments carried at equity	84	60	24	40.0
Interest margin	5,160	5,506	(346)	(6.3)

Net interest and other banking income

Net interest and other banking income reached 9,708 million euro, with a total 4.1% increase with respect to the previous year. This result reflected the positive performance of net commissions which recorded a 3% rise to 3,331 million euro and a significant contribution from profits on financial transactions which showed a 664 million euro increase to 830 million euro.

Consolidated net interest and other banking income was generated as follows: Banca Intesa approximately 50%, Italian subsidiaries 41% and foreign subsidiaries the remaining 9%.

Net commissions

(in millions of euro)

Captions	2003	2002 pro forma	Changes amount	Changes %
Commercial banking activities				
• guarantees given	**148**	164	(16)	(9.8)
• collection and payment services	**273**	267	6	2.2
• current accounts	**762**	707	55	7.8
• fees on credit and debit cards	**241**	231	10	4.3
	1,424	1,369	55	4.0
Management, dealing and consultancy				
• dealing and placement of securities	**155**	132	23	17.4
• dealing in currencies	**46**	53	(7)	(13.2)
• portfolio management	**820**	927	(107)	(11.5)
• distribution of insurance products	**134**	99	35	35.4
• other	**164**	129	35	27.1
	1,319	1,340	(21)	(1.6)
Tax collection	**291**	205	86	42.0
Other net commissions	**297**	319	(22)	(6.9)
Total net commissions	**3,331**	3,233	98	3.0

After a difficult phase attributable to unfavourable market conditions, net commissions rose in 2003. The increase is significant considering the year-on-year variation but the quarterly development is even more impressive and highlights a progressive and constant improvement. More specifically, there was an increase (+4%) in commissions on commercial banking activities, especially on current account management (+7.8%) and credit and debit cards (+4.3%). Also tax collection made an important contribution, with a 42% growth rate, which is the combined result of higher operations in the sector, attributable to both tax remissions realised during the year and a more congruous remuneration of collection agents by the Tax authorities.
Commissions from management, dealing and consultancy showed signs of improvement in the last part of the year, even if the year-end figure was still lower (-1.6%) than in 2002. Certain subcaptions, such as commissions on distribution of bancassurance products (+35.4%) and dealing and placement of securities (+17.4%) recorded significant progress while the important sector of commissions on asset management remained weak (-11.5%).

Profits (Losses) on financial transactions Financial transactions made a significant contribution to profitability with net profits of 830 million euro, five times the corresponding figure of the previous year.
The excellent performance referred to almost all areas. The overall result was positively influenced by considerable income connected to trading of the option component of structured bond issues.

The table below shows breakdown of this result in terms of risk of the underlying asset.

(in millions of euro)

Captions	2003	2002 pro forma	Changes amount	Changes %
Interest rates	227	(27)	254	
Equity	419	68	351	
Foreign exchange	154	163	(9)	(5.5)
Credit derivatives (trading book)	30	(38)	68	
Profits on financial transactions	**830**	**166**	**664**	

Interest rate activities – which include transactions in the bond market, in interest rate derivatives and debt securities derivatives – generated net profits of 227 million euro, compared to a 27 million euro loss in 2002. This result was mostly achieved by Caboto and, to a lesser extent, by the Parent Company and foreign subsidiaries, with similar contributions.

An even better result was achieved by equity activities, which totalled 419 million euro, compared to 68 million euro as at 31st December 2002. The most significant contributions to the profits of this area were made by Banca Intesa (296 million euro) and Caboto (113 million euro). The Parent Company's results include 97 million euro from the marking to market of option contracts and a further 53 million euro deriving from the sale of Crédit Agricole shares following the acceptance of the Tender Offer on Crédit Lyonnais.

Lower profits were instead recorded by currencies and currency derivatives, 154 million euro with an approximately 5% decrease, as the combined effect of a growing contribution from the Parent Company which was more than fully neutralised by the lower profits of the Group's foreign network.

Lastly, credit derivatives in the trading book, though on far lower absolute levels, recorded a positive result (30 million euro) compared to a 38 million euro loss in 2002.

Other net operating income registered a 7.6% reduction to 387 million euro. In the previous year it had benefited from considerable income deriving from the securitisation of performing loans originated by the Parent Company. Net of the effects of this transaction, the caption showed regular progress due to higher income from merchant banking activities and greater recoveries in various costs and expenses.

Operating margin

Sustained by the increase in profitability deriving mainly from financial transactions and services, as well as by the significant savings in operating costs, that recorded a 4.2% decrease, operating margin totalled 3,573 million euro, with a 22.3% progress on the same figure of the previous year. Savings referred to both personnel expenses and other administrative costs, while adjustments to intangibles and fixed assets remained practically stable.

Breakdown of the consolidated result shows a 45% contribution from the Parent Company, while the Group's Italian and foreign subsidiaries represented respectively 50% and 5% of the consolidated operating margin.

Operating costs

As already outlined, the Group successfully continued to pursue cost containment, which, as is generally known, is one of the priority objectives of the Business Plan. Lower costs referred to payroll which recorded a 4.6% decrease, and administrative costs which registered a 5% reduction. The rigorous cost containment policy was applied to the entire Group, starting from Banca Intesa (-2.9%) and including the Italian and foreign subsidiaries that recorded average decreases of approximately 10%.

The table below sets out the development of the main expense captions compared to the previous year.

(in millions of euro)

Captions	2003	2002 pro forma [1]	Changes	
			amount	%
Payroll	3,324	3,483	(159)	(4.6)
Administrative costs				
• general structure costs	650	711	(61)	(8.6)
• indirect taxes and duties	328	347	(19)	(5.5)
• legal and professional expenses	230	250	(20)	(8.0)
• IT expenses	286	271	15	5.5
• management of real estate assets	352	358	(6)	(1.7)
• advertising and promotional expenses	74	86	(12)	(14.0)
• indirect personnel costs	73	56	17	30.4
• other costs	117	141	(24)	(17.0)
	2,110	2,220	(110)	(5.0)
Adjustments to				
• intangibles	341	334	7	2.1
• fixed assets	360	366	(6)	(1.6)
Operating costs	6,135	6,403	(268)	(4.2)

The decrease in payroll is mainly attributable to the reduction in headcount which, in turn, is the result of both physiological turnover and, to a greater extent to the implementation of the plan signed with Trade Unions via the activation of the specific regulations of the Solidarity allowance for the banking industry as per Ministerial Decree 158 of 2000. In consistent terms, over the twelve months the Group's employees decreased by 3,318 units in average terms and by 4,565 units considering year-end figures.

Administrative costs also recorded a generalised downward trend, which was particularly significant for general structure costs (-8.6%), legal and professional expenses (-8%) and advertising and promotional expenses (-14%), while increases were registered only by IT expenses, due to the numerous and important projects under way at the Parent Company and certain subsidiaries, and by indirect personnel costs essentially attributable to charges sustained for preparation and training which, as is generally known, are among the qualifying objectives of the Business Plan.

Adjustments to intangibles and fixed assets were practically in line with the previous year, with a slight increase in amortisation of intangibles related to software and an almost equivalent decrease in depreciation, mostly referred to real estate assets.

Income from operating activities

Income from operating activities reached 1,810 million euro, compared to 11 million euro of 2002, after the deduction of adjustments to loans of 1,222 million euro, provisions for risks and charges of 207 million euro, amortisation of goodwill of 130 million euro and net adjustments to financial fixed assets of 204 million euro. All of these amounts were lower with respect to the corresponding figures of the previous year.

[1] Figures restated on a consistent basis.

Adjustments, write-backs and provisions

(in millions of euro)

Captions	2003	2002 pro forma (*)	Changes amount	Changes %
Net adjustments to loans				
• doubtful loans	(615)	(1,010)	(395)	(39.1)
• substandard loans	(433)	(848)	(415)	(48.9)
• restructured loans and loans under restructuring	(14)	(93)	(79)	(84.9)
• loans subject to Country risk	49	13	36	
• other	(166)	(174)	(8)	(4.6)
Net provisions for guarantees and commitments	(42)	(62)	(20)	(32.3)
	(1,221)	(2,174)	(953)	(43.8)
Provisions for possible loan losses	(1)	(6)	(5)	(83.3)
	(1,222)	(2,180)	(958)	(43.9)
Provisions for risks and charges	(207)	(308)	(101)	(32.8)
Adjustments to goodwill arising on consolidation and on application of the equity method	(130)	(140)	(10)	(7.1)
Adjustments to financial fixed assets	(214)	(288)	(74)	(25.7)
Write-back of financial fixed assets	10	6	4	66.7
	(204)	(282)	(78)	(27.7)
Total net	(1,763)	(2,910)	(1,147)	(39.4)

2002 results had been severely affected by adjustments and provisions connected especially to exposures to certain international groups operating mainly in the telecom and energy sectors while significantly lower overall provisions for possible loan losses occurred in fiscal year 2003, despite the distress of the Parmalat group, already described above.

The improvement which occurred in net adjustments to loans was the result of a decrease exceeding 30% of adjustments and a contained increase in write-backs. In particular, net adjustments to doubtful loans recorded an almost 40% reduction, following the more marked decrease recorded by adjustments compared to that registered by write-backs; as concerns substandard loans, the effects of lower adjustments were added to higher write-backs, showing an approximately 50% decrease in the net figure. The positive sign of adjustments to loans subject to Country risk is attributable to the significant contraction in exposure to borrowers resident in Latin America, following the Group's disengagement from certain Countries of the subcontinent. Over 60% of net adjustments to loans referred to Banca Intesa, approximately 13% referred to the Group's foreign subsidiaries and the remaining portion was attributable to Italian subsidiaries.

Also provisions for risks and charges recorded a reduction to 207 million euro. In 2002 this caption had recorded significant provisions for forecasted charges for the progressive disengagement from Latin America. In 2003 provisions mostly referred to charges related to legal disputes and amounts reclaimed, as well as provisions for future charges related to both equity investments connected to merchant banking activities and South-American subsidiaries still included in the consolidation area.

Net adjustments to financial fixed assets (204 million euro), down by 28% compared to 2002, included the write-down of the equity investments in Bayerische Hypo-und Vereinsbank (22 million euro) and Banco Comercial Portugues (152 million euro), the latter deemed necessary by the persistent market price under book value.

Adjustments to goodwill arising on consolidation and on application of the equity method comprised amortisation of goodwill on consolidated companies of 96 million euro and amortisation of goodwill on

(*) Figures restated on a consistent basis.

subsidiaries carried at equity of 34 million euro. Overall the caption is lower than in the previous year which had been negatively affected by the write-off of goodwill relative to Bankhaus Löbbecke.

Income from extraordinary activities and net income

All mentioned above, shows that net extraordinary income (202 million euro), lower than 228 million euro of the previous year, is of secondary importance in the determination of profitability for the year. Extraordinary income and charges recorded significant amounts also in 2003 when considered separately.

In 2003 the most significant components of extraordinary income referred to marking to market of own shares in the Parent Company's portfolio (361 million euro) and the capital gain on the contribution to Banca Generali (134 million euro) of Banca Primavera's PFS operations, made up of the approximately 1,600 financial consultants and 17 bank branches. Capital gains were also recorded on the sale of equity investments from a total of 175 million euro mostly attributable to the aforementioned contribution of Intesa Vita (112 million euro) and the definitive settlement of the sale of Intesa Bank Suisse (38 million euro). Extraordinary income also included a capital gain of 77 million euro from sale of real estate assets, 33 million euro from the valuation of the commitment for the disposal of Carinord 2 and 35 million euro from the acceptance of Crédit Agricole's tender offer on Crédit Lyonnais shares. It must also be noted that due to Banca Intesa's future application of consolidated taxation based on domestic consolidation regulations, the subsidiary Intesa Gestione Crediti recorded, among extraordinary income, deferred tax assets of 61 million euro related to previous years, which could not be recorded previously since it had not been possible to forecast sufficient future taxable income.

With regard to extraordinary charges, the most significant caption referred to the capital losses on the disposal of equity investments (326 million euro) that included Bankhaus Löbbecke and Carinord 1, in addition to other charges related to the disposal of certain subsidiaries in the South-American area. Other extraordinary captions referred to provisions for future charges related to the staff reductions programmed in application of the specific regime set forth by the Solidarity allowance for the banking industry as per Ministerial Decree 158 of 2000 (287 million euro) and charges for the Group's reorganisation (154 million euro) to be implemented as set out in the Business Plan, in addition to the aforementioned Allowance of 50 million euro for defaulted corporate bonds.

Net income totalled 1,214 million euro, compared to 200 million euro as at 31st December 2002, after the deduction of income taxes amounting to 741 million euro, inclusive of deferred taxes, and minority interests of 83 million euro.

(in millions of euro)

Captions	2003	2002 pro forma [1]	Changes amount	Changes %
Income from operating activities	1,810	11	1,799	
Extraordinary income	1,351	1,680	(329)	(19.6)
Extraordinary charges	(1,149)	(1,452)	(303)	(20.9)
Extraordinary income, net	202	228	(26)	(11.4)
Income taxes for the period	(741)	35	(776)	
Use of allowance for risks and charges arising on consolidation	7	2	5	
Change in the reserve for general banking risks	19	(22)	41	
Minority interests	(83)	(54)	29	53.7
Net income for the period	1,214	200	1,014	

[1] Figures restated on a consistent basis.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(in millions of euro)

Assets	31/12/2003	31/12/2002 pro forma [*]	Changes	
			amount	%
1. Cash and deposits with central banks and post offices	1,591	1,602	(11)	(0.7)
2. Loans				
– loans to customers	154,992	164,378	(9,386)	(5.7)
– due from banks	28,537	30,702	(2,165)	(7.1)
3. Trading portfolio	24,139	27,023	(2,884)	(10.7)
including Own shares	*1,017*	*981*	*36*	*3.7*
4. Fixed assets				
a) investment portfolio	5,521	5,884	(363)	(6.2)
b) equity investments	4,784	4,618	166	3.6
c) tangible and intangible	4,285	4,776	(491)	(10.3)
5. Goodwill arising on consolidation	546	612	(66)	(10.8)
6. Goodwill arising on application of the equity method	286	161	125	77.6
7. Other assets	35,534	33,918	1,616	4.8
Total Assets	260,215	273,674	(13,459)	(4.9)

(in millions of euro)

Liabilities and Shareholders' Equity	31/12/2003	31/12/2002 pro forma [*]	Changes	
			amount	%
1. Debts				
– due to customers	105,119	109,918	(4,799)	(4.4)
– securities issued	56,659	55,223	1,436	2.6
– due to banks	31,720	43,646	(11,926)	(27.3)
2. Allowances with specific purpose	5,033	5,168	(135)	(2.6)
3. Other liabilities	35,254	33,505	1,749	5.2
4. Allowances for possible loan losses	28	50	(22)	(44.0)
5. Subordinated and perpetual liabilities	10,603	11,503	(900)	(7.8)
6. Minority interests	706	710	(4)	(0.6)
7. Shareholders' equity				
– share capital, reserves and reserve for general banking risks	13,849	13,721	128	0.9
– negative goodwill arising on consolidation	29	29	–	–
– negative goodwill arising on application of the equity method	1	1	–	–
– net income for the period	1,214	200	1,014	
Total Liabilities and Shareholders' Equity	260,215	273,674	(13,459)	(4.9)

Guarantees, commitments and credit derivatives	105,335	116,909	(11,574)	(9.9)
Indirect customer deposits	286,576	293,071	(6,495)	(2.2)

[*] Figures restated on a consistent basis.

Quarterly development of the reclassified consolidated balance sheet

(in millions of euro)

Assets	2003 (*)				2002 (*)			
	31.12	30.09	30.06	31.03	31.12	30.09	30.06	31.03
1. Cash and deposits with central banks and post offices	1,591	1,372	1,350	1,341	1,602	1,444	1,382	1,645
2. Loans								
– loans to customers	154,992	156,007	161,060	161,427	164,378	164,987	171,550	173,309
– due from banks	28,537	36,052	33,694	33,095	30,702	37,834	38,616	43,894
3. Trading portfolio	24,139	26,365	31,939	28,282	27,023	31,056	36,315	39,076
including Own shares	*1,017*	*894*	*891*	*664*	*981*	-	-	-
4. Fixed assets								
a) investment portfolio	5,521	5,859	6,184	6,165	5,884	6,714	6,963	8,304
b) equity investments	4,784	5,038	5,066	4,841	4,618	5,406	5,250	5,752
c) tangible and intangible	4,285	4,449	4,519	4,573	4,776	4,792	4,753	4,860
5. Goodwill arising on consolidation	546	570	594	590	612	631	633	604
6. Goodwill arising on application of the equity method	286	285	293	250	161	120	136	46
7. Other assets	35,534	41,245	35,353	35,012	33,918	31,116	29,887	29,089
Total Assets	260,215	277,242	280,052	275,576	273,674	284,100	295,485	306,579

(in millions of euro)

Liabilities and Shareholders' Equity	2003 (*)				2002 (*)			
	31.12	30.09	30.06	31.03	31.12	30.09	30.06	31.03
1. Debts								
– due to customers	105,119	108,881	110,921	111,553	109,918	110,559	109,213	111,224
– securities issued	56,659	55,827	57,535	54,010	55,223	54,597	57,291	57,804
– due to banks	31,720	37,106	41,662	42,888	43,646	53,975	62,922	74,094
2. Allowances with specific purpose	5,033	5,375	5,244	5,420	5,168	4,873	4,947	5,402
3. Other liabilities	35,254	43,489	38,505	35,685	33,505	33,795	34,753	31,641
4. Allowances for possible loan losses	28	51	51	51	50	147	146	156
5. Subordinated and perpetual liabilities	10,603	11,241	11,248	11,456	11,503	11,608	11,534	11,192
6. Minority interests	706	696	671	716	710	752	744	788
7. Shareholders' equity								
– share capital, reserves and reserve for general banking risks	13,849	13,508	13,475	13,454	13,721	13,708	13,791	13,837
– negative goodwill arising on consolidation	29	29	29	29	29	29	29	15
– negative goodwill arising on application of the equity method	1	1	1	1	1	1	1	1
– net income for the period	1,214	1,038	710	313	200	56	114	425
Total Liabilities and Shareholders' Equity	260,215	277,242	280,052	275,576	273,674	284,100	295,485	306,579

Indirect customer deposits	286,576	291,372	288,967	282,645	293,071	295,738	305,984	313,739

(*) Figures for 2002 and for the first three quarters of 2003 have been restated on a consistent basis.

LENDING AND DEPOSIT COLLECTING ACTIVITIES

Loans to customers

Loans to customers as at 31st December 2003 declined to 154,992 million euro with a 5.7% decrease with respect to the figure for 2002.
The decrease had been forecasted since it stems from strategic decisions taken in the Business Plan. The stock of loans to customers was affected by the gradual reduction of exposure to Italian and foreign corporates – loans to customers granted by the Parent Company's foreign branches were halved – with a total 11 billion euro decrease in terms of risk-weighted assets.
Another element which influenced the reduction was the extinguishment of the financing granted to the vehicle company Intesa Sec. 2, related to the sale of performing mortgages amounting to 2 billion euro, whose securitisation commenced at the end of 2002 and was completed in February 2003.

The effects of the aforementioned factors are evident considering the variations which occurred in the various contract types. The most significant contractions referred to advances and other loans which recorded a 15.1% decrease, while current accounts recorded a more contained reduction (-7.2%) and repurchase agreements, which are typically more volatile, dropped by approximately one third. Mortgages instead registered a constant and significant development, also thanks to a favourable market context, and showed an approximately 10% growth rate. Mortgages represented approximately 40% of the Group's total loans.

In terms of contribution to the consolidated figure, the Parent Company was responsible for 60% of loans to customers while the Group's Italian subsidiaries represented 32% and foreign subsidiaries approximately 8%.

(in millions of euro)

Subcaptions	31/12/2003	31/12/2002 pro forma	Changes amount	Changes %
Current accounts	21,614	23,285	(1,671)	(7.2)
Mortgages	61,656	56,306	5,350	9.5
Advances and other loans	64,687	76,231	(11,544)	(15.1)
Repurchase agreements	2,437	3,459	(1,022)	(29.5)
Doubtful loans	4,598	5,097	(499)	(9.8)
Total loans	**154,992**	**164,378**	**(9,386)**	**(5.7)**
including with residents in Italy	*133,458*	*136,898*	*(3,440)*	*(2.5)*
with residents in other EU Countries	*7,210*	*10,178*	*(2,968)*	*(29.2)*
with residents in non-EU Countries	*14,324*	*17,302*	*(2,978)*	*(17.2)*

The table below details geographic breakdown of loans to customers and shows the predominance of domestic loans which represented 86% of the total and which were mainly concentrated in North-West Italy (52% of domestic customers).

As concerns foreign counterparties, loans to customers not resident in Italy were granted for approximately 34% to EU residents, and for 66% to non-EU borrowers, among which Eastern-European counterparties.

Geographic areas	31/12/2003	31/12/2002 pro forma
North West	44.8%	45.2%
North East	16.8%	14.9%
Centre	14.2%	14.0%
South and Isles	10.3%	9.2%
Total Italy	**86.1%**	**83.3%**
France	0.8%	1.1%
Portugal	0.7%	0.9%
Germany	0.3%	0.4%
Spain	0.3%	0.5%
Holland	0.4%	0.4%
Belgium	0.1%	0.2%
Ireland	0.2%	0.2%
Luxembourg	0.6%	0.2%
United Kingdom	1.0%	2.1%
Other EU Countries	0.3%	0.2%
Total EU Countries	**4.7%**	**6.2%**
United States of America	1.8%	2.8%
Croatia	2.0%	1.5%
Canada	0.3%	0.3%
Japan	0.3%	0.4%
Brazil	0.1%	0.2%
Hungary	1.9%	1.4%
Peru	0.8%	0.9%
Slovakia	0.7%	0.7%
Other non-EU Countries	1.3%	2.3%
Total other non-EU Countries	**9.2%**	**10.5%**
Total loans to customers	**100.0%**	**100.0%**

As concerns instead breakdown of loans by borrowing counterparty, the table below shows the net prevalence of loans granted to non-financial companies and family-run businesses (63% of the total).
Wholesale and retail trade and businesses offering other services for sale represented 25% of the total. Loans to consumer families and other categories were also important and together were granted approximately 22% of total disbursements.

(in millions of euro)

Counterparties	31/12/2003	31/12/2002 pro forma
Governments	2,279	2,792
Other public entities	3,684	4,136
Financial institutions	16,944	13,990
Non-financial companies and family-run businesses	98,104	105,663
• *wholesale and retail trade, recovery and repairs*	*16,738*	*16,499*
• *construction and public works*	*9,575*	*9,630*
• *food products, beverages and tobacco-based products*	*4,035*	*4,912*
• *textiles, leather and footwear, clothing*	*4,032*	*4,614*
• *agricultural and industrial machinery*	*4,032*	*4,397*
• *metal products, excluding cars and means of transport*	*4,001*	*4,299*
• *energy products*	*3,189*	*4,089*
• *chemical products*	*2,726*	*3,246*
• *electric materials and supplies*	*2,275*	*2,467*
• *other industrial products*	*3,385*	*4,762*
• *agricultural and forestry products and fishing*	*3,163*	*2,912*
• *transport*	*2,272*	*2,079*
• *paper, paper products, printed products and publishing*	*1,921*	*2,124*
• *minerals and non-metallic mineral based products*	*1,917*	*2,109*
• *rubber and plastic products*	*1,930*	*1,977*
• *other services for sale*	*22,180*	*22,731*
• *other non-financial companies*	*10,733*	*12,816*
Consumer families and other	33,981	37,797
Total	**154,992**	**164,378**

Non-performing loans and Country risk

Breakdown of loans to customers based on credit quality is illustrated in the table below, which shows the 9.8% decrease in doubtful loans which dropped to 4,598 million euro, with a percentage incidence on total loans of 2.97%, lower with respect to the 3.10% of December 2002. The reduction was mainly attributable to the decreases registered by Intesa Gestione Crediti and Banco Wiese Sudameris.

Also substandard loans recorded an approximately 13% decrease to 3,544 million euro due to the fundamental contribution of the improvement recorded by the Parent Company.
Cumulated net adjustments led to a degree of coverage of doubtful loans of 65%, compared to 63% of the previous year, while the degree of coverage of substandard loans remained constant at 2002 year-end levels at approximately 25%.

(in millions of euro)

	31/12/2003			31/12/2002 pro forma		
	Gross exposure	Total adjustments	Net exposure	Gross exposure	Total adjustments	Net exposure
Non-performing loans	18,462	(9,902)	8,560	20,465	(10,320)	10,145
• *Doubtful loans*	*13,182*	*(8,584)*	*4,598*	*13,795*	*(8,698)*	*5,097*
• *Substandard loans*	*4,711*	*(1,167)*	*3,544*	*5,450*	*(1,381)*	*4,069*
• *Restructured loans and loans under restructuring*	*466*	*(129)*	*337*	*432*	*(151)*	*281*
• *Loans subject to Country risk*	*103*	*(22)*	*81*	*788*	*(90)*	*698*
Performing loans	147,504	(1,072)	146,432	155,302	(1,069)	154,233
Total	165,966	(10,974)	154,992	175,767	(11,389)	164,378

The table below shows breakdown of doubtful and substandard loans by borrowing counterparty. As in the case of loans to customers, non-financial companies and family-run businesses are the sectors with the highest incidence in terms of net book value of doubtful and substandard loans.

(in millions of euro)

Counterparties	31/12/2003	31/12/2002 pro forma
Financial institutions	194	311
Non-financial companies and family-run businesses	6,374	7,212
• *construction and public works*	*1,232*	*1,491*
• *wholesale and retail trade, recovery and repairs*	*1,127*	*1,079*
• *textiles, leather and footwear, clothing*	*302*	*300*
• *food products, beverages and tobacco-based products*	*415*	*288*
• *agricultural and forestry products and fishing*	*307*	*272*
• *hotels and catering*	*219*	*240*
• *metal products, excluding cars and means of transport*	*218*	*217*
• *other industrial products*	*145*	*153*
• *agricultural and industrial machinery*	*176*	*178*
• *electric materials and supplies*	*127*	*219*
• *transport*	*201*	*163*
• *communication services*	*34*	*138*
• *sea and air carriers*	*149*	*125*
• *energy products*	*45*	*48*
• *mineral and non-metal mineral based product*	*108*	*114*
• *other services for sale*	*1,078*	*1,668*
• *other non-financial companies*	*491*	*519*
Consumer families and other	1,574	1,643
Total	8,142	9,166

Restructured loans and loans under restructuring, though on contained absolute values, showed an increase attributable to the Parent Company and reached 337 million euro (compared to 281 million euro as at 31st December 2002).

Conversely, *loans subject to Country risk* – considering both on- and off-balance sheet exposures – recorded a considerable net reduction to 480 million euro (-61%).

(in millions of euro)

Countries	31/12/2003				31/12/2002 pro forma			
	Non-guaranteed exposure	Value at risk	Adjust-ments	Net amount	Non-guaranteed exposure	Value at risk	Adjust-ments	Net amount
Brazil	219	204	40	179	851	267	91	760
Argentina	124	124	74	50	253	216	129	124
Peru	57	55	11	46	55	46	9	46
Cayman Islands (*)	53	51	8	45	–	–	–	–
Lebanon	34	6	1	33	42	7	2	40
Dutch Antilles	33	13	4	29	49	26	5	44
Russia	23	17	3	20	24	23	4	20
Colombia	22	22	5	17	82	31	7	75
Panama	19	13	2	17	17	11	2	15
Jordan	15	6	1	14	14	5	1	13
Uruguay	3	–	–	3	10	4	1	9
Venezuela	2	2	–	2	3	3	1	2
Indonesia	2	2	–	2	3	3	1	2
Egypt	–	–	–	–	22	11	2	20
Other Countries	29	22	6	23	77	41	14	63
Total	**635**	**537**	**155**	**480**	**1,502**	**694**	**269**	**1,233**
including								
On-balance sheet loans								
– customers	*103*	*85*	*22*	*81*	*788*	*289*	*90*	*698*
– banks	*259*	*258*	*52*	*207*	*266*	*131*	*52*	*214*
– securities portfolio	*64*	*64*	*32*	*32*	*132*	*132*	*72*	*60*
Off-balance sheet loans								
– customers	*82*	*62*	*15*	*67*	*98*	*52*	*18*	*80*
– banks	*127*	*68*	*34*	*93*	*218*	*90*	*37*	*181*

(*) In the financial statements as at 31st December 2002, risk on exposures to borrowers resident in the Cayman Islands was covered by total capital.

Decreases were also registered by nominal non-guaranteed exposures (635 million euro; -57.7%) and value at risk (537 million euro; -22.6%). Cumulated adjustments amounted to 155 million euro and guaranteed a coverage exceeding 24% compared to approximately 18% as at 31st December 2002.

Value at risk reflects the exclusion of loans to Bermuda for which the judgement of creditworthiness is confirmed by its positive market quotations, based on expectations of full debt repayment. The same approach was adopted with regard to a primary counterparty resident in Russia, whose exposure is supported by sound reimbursement sources outside the Country. Also securities held in the trading portfolio were excluded from the risk calculation as they had already been marked to market. For supervisory purposes, all these loans at risk – on-balance sheet exposures of 513 million euro and off-balance sheet exposures of 2 million euro – were considered under the direct coverage of shareholders' equity, with an overall capital absorption of 78 million euro, determined, for securities held in the trading portfolio, considering the write-downs already accounted for in the financial statements. The absorption of a further 98 million euro referred to the domestic component of loans granted by subsidiaries resident in South-American Countries at risk (464 million euro) to central governments and public sector entities, denominated or indexed to foreign currencies. These comprise Peru (391 million euro), Uruguay (26 million euro), Paraguay (26 million euro) and Colombia (21 million euro).

To cover *performing loans* there is a generic allowance of 1,072 million euro, which has the purpose of covering the intrinsic risk of performing loans. The degree of coverage equals approximately 0.7% of total performing loans net of repurchase agreements and is deemed to adequately cover exposures, including those to the industrial sectors more severely affected by the adverse market situation and the slowdown in consumption.

Customer funds

Direct customer deposits at 172,381 million euro practically confirmed the levels of the previous year (-2.4%). The limited contraction was mostly attributable to the downsizing of the Parent Company's foreign branches, as a consequence of their territorial rationalisation and their new mission identified by the Business Plan.

(in millions of euro)

Subcaptions	31/12/2003	31/12/2002 pro forma	Changes	
			amount	%
Deposits	10,673	11,101	(428)	(3.9)
Current accounts and other	83,746	85,827	(2,081)	(2.4)
Bonds	47,908	44,491	3,417	7.7
Certificates of deposit	7,576	9,313	(1,737)	(18.7)
Other	4,353	4,780	(427)	(8.9)
Repurchase agreements	7,522	9,629	(2,107)	(21.9)
Subordinated and perpetual liabilities	10,603	11,503	(900)	(7.8)
Total direct deposits (*)	172,381	176,644	(4,263)	(2.4)
Indirect customer deposits	286,576	293,071	(6,495)	(2.2)
Customer deposits under administration	458,957	469,715	(10,758)	(2.3)
(*) *including with residents in Italy*	*145,366*	*143,869*	*1,497*	*1.0*
with residents in EU Countries	*8,491*	*11,509*	*(3,018)*	*(26.2)*
with residents in non-EU Countries	*18,524*	*21,266*	*(2,742)*	*(12.9)*

Breakdown of deposits by contract type showed differentiated trends: bond issues recorded a constant increase (+7.7%), mostly attributable to the Parent Company, and represented approximately a third of overall customer deposits. Certificates of deposit continued their structural decrease (-18.7%) while deposits and current accounts highlighted a moderate decline. Subordinated and perpetual liabilities slightly decreased while repurchase agreements recorded a more marked drop.

With regard to geographic breakdown, deposits from customers resident outside Italy represented approximately 16% of the total with the prevalence of non-EU Countries and in particular Eastern-European Countries.

In terms of contribution to the consolidated figure, the Parent Company represented 72% of direct customer deposits while the Group's Italian subsidiaries represented 16% and foreign subsidiaries approximately 12%.

Indirect customer deposits

Indirect customer deposits totalled 286,576 million euro, with a contained 2.2% decrease on the figure recorded at the end of the previous year.

However it must be noted that the moderate decline was almost entirely attributable to the decrease in deposits under administration (-3.7%) while assets under management did not drop.

(in millions of euro)

Subcaptions	31/12/2003	31/12/2002 pro forma	Changes amount	Changes %
Individual portfolio management schemes	48,518	48,769	(251)	(0.5)
Assets managed by mutual funds	86,827	87,176	(349)	(0.4)
Insurance products	18,529	15,677	2,852	18.2
minus Funds from individual portfolios placed in mutual funds	(33,356)	(31,005)	2,351	7.6
Total managed funds	120,518	120,617	(99)	(0.1)
Assets under administration and in custody	166,058	172,454	(6,396)	(3.7)
Indirect customer deposits	286,576	293,071	(6,495)	(2.2)

FINANCIAL ACTIVITIES

Securities portfolio

At the end of 2003 the securities portfolio totalled 29,660 million euro, including approximately 1,017 million euro of treasury shares, with an approximately 10% decrease with respect to the corresponding figure for 2002.
The contraction is the result of an 11.2% decrease in the trading portfolio – which is the most significant component and totalled 23,122 million euro – and of a 6.2% reduction in the investment portfolio which amounted to 5,521 million euro.

In the trading portfolio, the most significant drop was recorded by Government securities (-44.8%) while equities recorded a more contained decrease (-16.7%) and bonds instead increased (+4.1%).

Implicit capital gains on the investment portfolio were offset by almost equal implicit capital losses on the relative hedging derivatives.

(in millions of euro)

Subcaptions	31/12/2003		Implicit gains/ losses	31/12/2002 pro forma		Implicit gains/ losses
	Book value	Market value		Book value	Market value	
Investment portfolio	5,521	5,803	282	5,884	6,155	271
Trading portfolio						
– Government securities	3,935	3,935	–	7,133	7,133	–
– Bonds and other debt securities	17,180	17,214	34	16,499	16,520	21
• *listed*	*6,053*	*6,053*	–	*5,427*	*5,427*	–
• *unlisted*	*11,127*	*11,161*	*34*	*11,072*	*11,093*	*21*
– Shares, quotas and other forms of capital	2,007	2,062	55	2,410	2,436	26
• *listed*	*1,399*	*1,399*	–	*1,901*	*1,901*	–
• *unlisted*	*608*	*663*	*55*	*509*	*535*	*26*
Total trading portfolio	23,122	23,211	89	26,042	26,089	47
Own shares	1,017	1,017	–	981	981	–
Total	**29,660**	**30,031**	**371**	**32,907**	**33,225**	**318**

Net interbank position

In line with the decisions taken in the Business Plan, aimed at a complete rebalancing of the treasury, the net interbank position showed a marked improvement with respect to the situation at the end of 2002.

In fact, the net position is rapidly progressing towards the almost complete elimination of the traditional net debt position.

The decrease in the debt position referred to both the "on demand" component and, to a far greater extent, the "with notice period" component.

(in millions of euro)

Subcaptions	31/12/2003	31/12/2002 pro forma	Changes	
			amount	%
Net interbank position repayable on demand				
• current accounts	(1,438)	(162)	1,276	
• deposits	(3,277)	(5,528)	(2,251)	(40.7)
• other	21	108	(87)	(80.6)
	(4,694)	(5,582)	(888)	(15.9)
Net interbank position with notice period				
• compulsory reserve requirement	1,112	1,764	(652)	(37.0)
• time deposits	(7,576)	(15,646)	(8,070)	(51.6)
• repurchase agreements	7,373	5,308	2,065	38.9
• other	602	1,212	(610)	(50.3)
	1,511	(7,362)	8,873	
Net interbank position	(3,183)	(12,944)	(9,761)	(75.4)

Equity investments

Equity investments recorded a 166 million euro rise which is the combined effect of opposite trends which are illustrated in other parts of this Report.
The following increases must be mentioned: the acquisition of a stake in Assicurazioni Generali, the joint venture with Lazard, the acquisition of a stake in ABN Amro Real, following the sale of Banco Sudameris Brasil, as well as significant investments as part of merchant banking activities.
Conversely the most significant disposals referred to Banco di Chiavari, IntesaBci Bank (Suisse), Bankhaus Löbbecke and Carinord 1.
Gruppo Intesa and the Generali group conducted important joint initiatives in the bancassurance and PFS sectors.

Statement of cash flows

The statement of cash flows highlights how the Group's net cash position was formed by cash generated by operations and cash generated or utilised by investing and funding activities. In particular the 2003 accounts show the appreciable improvement in cash generated from operations while lower funds were generated from investing activities, due to the combined effect of the contraction in the securities and loan portfolios and the reduction in interbank funding. Thus the Group's net closing balance was almost unchanged with respect to the situation at the end of the previous year.

(in millions of euro)

		31/12/2003
Cash from operations		
Net income	1,214	
Change in the reserve for general banking risks	(19)	
Change in the allowance for risks and charges arising on consolidation	(7)	
Adjustments to fixed assets and intangibles	831	
Adjustments to (write-back of) financial fixed assets, net	204	
Adjustments to (write-back of) loans, net	1,221	
Adjustments to (write-back of) securities, net	(264)	
Increase/(decrease) in allowances for possible loan losses	(22)	
Increase/(decrease) in allowance for employee termination indemnities	(165)	
Increase/(decrease) in allowance for pensions and similar commitments	1	
Increase/(decrease) in allowances for risks and charges - other	(186)	
Increase/(decrease) in allowances for risks and charges - taxation	222	
(Increase)/decrease in accrued income and prepaid expenses	1,687	
Increase/(decrease) in accrued expenses and deferred income	(1,697)	
Cash generated by operations		3,020
Cash from investing activities		
(Increase)/decrease in securities	3,186	
(Increase)/decrease in fixed assets	73	
(Increase)/decrease in intangibles	(283)	
(Increase)/decrease in goodwill arising on consolidation	(189)	
(Increase)/decrease in equity investments	(370)	
(Increase)/decrease in due from banks (excluding amounts due on demand)	2,189	
(Increase)/decrease in loans to customers	8,165	
(Increase)/decrease in other assets	(3,303)	
Cash generated by investing activities		9,468
Cash from funding activities		
Increase/(decrease) in due to banks (excluding amounts due on demand)	(11,062)	
Increase/(decrease) in due to customers	(4,799)	
Increase/(decrease) in securities issued	1,436	
Increase/(decrease) in other liabilities	3,446	
Increase/(decrease) in subordinated liabilities	(900)	
Increase/(decrease) in minority interests	(4)	
Increase/(decrease) in shareholders' equity	380	
Dividends paid	(108)	
Cash utilised by funding activities		(11,611)
Increase/(decrease) in cash, liquid funds and due from banks on demand, net		877
Cash, liquid funds and due from banks on demand, net – opening balance		*(3,980)*
Cash, liquid funds and due from banks on demand, net – closing balance		*(3,103)*

Changes in various balance sheet items were calculated using 2002 figures restated on a consistent basis.

SHAREHOLDERS' EQUITY AND CAPITAL RATIOS

The Group's shareholders' equity, excluding net income for the period of 1,214 million euro, amounted to 13,879 million euro. The table below details the variations in consolidated shareholders' equity which occurred with respect to as at 31st December 2002.

Shareholders' equity for supervisory purposes amounted to 20,644 million euro against risk-weighted assets of 182,344 million euro. The total capital ratio equalled 11.7% and the Tier 1 ratio 7.8%.
The ratio between shareholders' equity for supervisory purposes, net of preference shares and risk-weighted assets (Core Tier 1) equalled 6.9%.

(in millions of euro)

	Share capital	Share premium reserve	Legal reserve	Other reserves	Reserves for foreign exchange differences	Reserve for general banking risks	Revaluation reserves	Negative goodwill	Net income for the period	Total Shareholders' equity
Balance as at 31st December 2002 (*)	3,561	5,764	773	3,553	(403)	115	358	30	200	13,951
Allocation of consolidated net income										
– Reserves				186					(186)	–
– Dividends				(96)					(12)	(108)
– Allowances for charitable contributions									(2)	(2)
Other variations										
– Free assignement of 159,243,488 Banca Intesa ordinary shares to the Shareholders				(326)						(326)
– Transfers within reserves for own shares revaluation		(361)		361						–
– Changes in the consolidation area		1		(17)		(1)	(2)			(19)
– Changes in the reserve for general banking risks						(19)				(19)
– Changes in the reserve for foreign exchange differences					402					402
– Other changes and rounding off				–			–			–
Net income for the period									1,214	1,214
Balance as at 31st December 2003	3,561	5,404	773	3,661	(1)	95	356	30	1,214	15,093

(*) Official figures not restated
N.B.: The caption Other reserves includes 1,017 million euro of Reserve for own shares.

(in millions of euro)

Total capital and capital ratios	2003				31/12/2002
	31/12	30/09	30/06	31/03	
Total capital					
Tier 1 capital	14,292	13,878	13,604	13,610	13,494
Tier 2 capital	7,585	7,856	7,924	8,094	8,192
Items to be deducted	(1,233)	(1,185)	(1,180)	(535)	(630)
Total capital	20,644	20,549	20,348	21,169	21,056
Capital requirements					
Credit risks	13,390	13,784	14,118	14,365	14,611
Market risks	970	1,498	1,374	1,304	1,173
Tier 3 subordinated loans	647	943	947	1,146	1,148
Other capital requirements	228	193	203	240	193
Total capital requirements	14,588	15,475	15,695	15,909	15,977
Risk-weighted assets	182,344	193,440	196,187	198,857	199,714
Capital ratios %					
Tier 1/Total risk-weighted assets	7.84	7.17	6.93	6.84	6.76
Total capital/Total risk-weighted assets	11.68	11.11	10.85	11.22	11.12
Excess capital	6,056	5,074	4,653	5,260	5,079

Breakdown of capital for supervisory purposes is shown in the table above while the table below details the entries which allow to reconciliate the Parent Company's shareholders' equity and net result with consolidated shareholders' equity and net income.

(in millions of euro)

Items	Shareholders' equity	including net income for the period as at 31/12/2003
Parent Company's balances as at 31st December 2003	14,745	1,359
Effect of full and proportional consolidation	978	550
Effect of consolidation of subsidiaries carried at equity	210	84
Adjustments to capital gains from the sale of equity investments	–	(216)
Adjustments to capital gains from the sale of real estate assets	–	(180)
Reversal of write-downs on equity investments	175	175
Reversal of provisions recorded for fiscal purposes	85	(27)
Amortisation of goodwill arising on consolidation and on application of the equity method	(960)	(130)
Use of allowance for risks and charges arising on consolidation	32	7
Revaluation of real estate assets	263	(9)
Restatement of goodwill	(7)	3
Dividends collected during the period	–	(23)
Dividends accrued, net of fiscal effects	(485)	(485)
Other changes	57	106
Consolidated balances as at 31st December 2003	**15,093**	**1,214**

OTHER INFORMATION ON THE GROUP

Trading in Banca Intesa shares

During the year Group companies carried out the following transactions:

Ordinary shares. Initial number 393,317 (countervalue 805,710 euro); purchased 18,384,383 (countervalue 48,126,466 euro); sold 18,316,801 (countervalue 52,100,547 euro); end-of-year number 460,899 (countervalue 1,467,581 euro); profit 4,635,952 euro.

Unconvertible saving shares. Initial number 1 (countervalue 1 euro); purchased 251,677 (countervalue 489,032 euro); sold 251,678 (countervalue 491,726 euro); end-of-year number –; profit 2,693 euro.

BREAKDOWN OF RESULTS BY BUSINESS AREA

(in millions of euro)

	Retail Division		Corporate Division		Italian Banks Division		Foreign Banks Division		Product Companies		Central Structures		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002 (*)
Net interest and other banking income	4,719	4,606	1,711	1,380	1,372	1,334	963	1,047	751	651	192	306	9,708	9,324
Operating costs	(3,379)	(3,478)	(581)	(599)	(781)	(823)	(632)	(716)	(307)	(315)	(455)	(472)	(6,135)	(6,403)
Operating margin	1,340	1,128	1,130	781	591	511	331	331	444	336	(263)	(166)	3,573	2,921
Provisions and net adjustments to loans and financial fixed assets	(332)	(623)	(339)	(864)	(202)	(72)	(182)	(728)	(161)	(155)	(547)	(468)	(1,763)	(2,910)
Income (Loss) from operating activities	1,008	505	791	(83)	389	439	149	(397)	283	181	(810)	(634)	1,810	11
Extraordinary income (loss)	2	38	10	(1)	17	4	(203)	(102)	57	45	319	244	202	228
Use of allowance for risks and charges arising on consolidation/Change in the reserve for general banking risks	-	-	10	-	-	3	-	-	9	(25)	7	2	26	(20)
Income (Loss) before taxes and minority interests	1,010	543	811	(84)	406	446	(54)	(499)	349	201	(484)	(388)	2,038	219
Rwa (billions of euro)	56.2	53.0	48.4	64.6	21.3	19.6	13.5	15.3	24.7	24.9	18.2	15.7	182.3	193.1
Allocated capital (billions of euro)	3.7	3.5	2.9	3.9	1.3	1.2	0.8	0.9	1.5	1.5	1.1	1.0	11.3	12.0
Income from operating activities on allocated capital (%)	27.2%	14.3%	27.3%	(2.1%)	30.3%	37.3%	18.5%	(43.0%)	19.1%	12.1%	(72.8%)	(60.4%)	16.0%	0.1%

(*) Figures for 2002 have been restated on a consistent basis.

Retail Division

The Retail Division was subjected to effective interventions aimed at achieving a constant improvement in customer service and dedicating continuous attention to the offer of new products meeting any operating need.
The Division's statement of income closed the year with an operating margin of 1,340 million euro and an income from operating activities of 1,008 million euro, with a net improvement with respect to the previous year.

The division's net interest and other banking income benefited from the commissions related to insurance products placed through the network of Intesa branches on behalf of **Intesa Vita**, the new company – of which Intesa owns 50% of the capital in joint venture with the Generali group – formed through the merger, extensively described elsewhere in this Report, of Assiba, IntesaVita (former Carivita) and through the contribution by Alleanza Assicurazioni of the life insurance policies distributed by former Banco Ambrosiano Veneto. Intesa Vita closed 2003 with a net income of 2.8 million euro and total assets amounting to 1,185 million euro, collecting gross premiums for 3,506 million euro, with a considerable rise from 2,541 million euro in 2002. Technical reserves exceeded 18 billion euro.

The activities linked to wealth management, e-business and credit card management, which offer services to retail customers, are also part of the Retail Division.

In the asset management area, **Intesa Holding Asset Management** closed 2003 with a net income of approximately 35 million euro. The subsidiary **Nextra Investment Management Sgr** – which operates in mutual funds/sicavs in individual portfolio management schemes (Gpf, Gpm, Gpi), in real estate funds and in open-end pension funds – closed 2003 with net assets under management, both in collective and individual schemes, of 106 billion euro and with a positive net collection. This enabled the Company, with an approximately 17% market share, to confirm its second place in the ranking for assets in mutual funds and sicavs of Italian asset management companies (Sgr). Net income exceeded 51 million euro, slightly lower with respect to approximately 54 million euro in 2002. During 2003 the company restructured the fund range offered by the various networks

merged in Banca Intesa, regrouping the funds with similar types of investments, and is currently capable, with more than one hundred different products, to meet the needs of both traditional and more sophisticated customers. In December 2003 it completed the purchase of *Prontofund Advisory S.A.* (subsequently renamed *Nextra Distribution Services S.A.*), to promote the distribution of Nextra Alternative International Sicav through the stipulation of placement contracts in Italy and abroad.
Among the significant events occurred after the end of the year, Nextra indicates that on 21st January 2004 its headquarters were searched, by order of the Public Prosecutor of Milano, with the aim of confiscating any document related to the investment within the framework of a "private placement", and the subsequent divestment in Parmalat Fin. Corp. bonds for a countervalue of 300 million euro. Nextra which, in compliance with the law, manages customer funds in full autonomy and independence from the Group, states to have operated fairly in the interest of its customers, with no damage for them from the operation. In this respect, the company did not allocate any provisions in the 2003 financial statements because it deems there is no basis for any liability of the company towards anybody and no action whatsoever has been proposed against the company itself.
Nextra Investment Management controls **Nextra Alternative Investments**, operating in hedge fund management with assets under management as at 31st December 2003 amounting to almost 389 million euro, and **Epsilon Associati**, operating in collective asset management with a quantitative approach. Both subsidiaries closed 2003 with a positive net income, equalling respectively 2.3 million euro and 1.1 million euro.

Intesa Previdenza, specialised in supplementary pension funds, as at the end of December 2003 recorded managed funds amounting to 607 million euro, related to open-end pension funds for 451 million euro and to closed-end pension funds for 156 million euro, which were managed on behalf of over 123,000 underwriters (approximately +12% from the end of 2002). Net collection was positive for 119 million euro. The statement of income for the first, fully operational year, which therefore has no significant comparison year, closed with a loss of 1.3 million euro.

Setefi, the Group's business unit specialised in the management of electronic payments systems, closed 2003 with a net income of 22.4 million euro, up by 4% on the previous year, due to the positive operating income, achieved in a market that is still rising but at a lower rate compared to the past. The number of managed cards rose by approximately 17% to 2,059,000 units, while POS terminals – which handled almost 140 million transactions (approximately +15%) for a countervalue of over 11 billion euro – exceeded 105,000 units. The transactions with Carta Moneta, Gruppo Intesa's credit card, increased both in number (approximately +9%) and in overall amount (+12%).

Intesa e.lab had been established to operate as a subholding in the electronic banking sector. Changed market conditions reduced the sector's growth prospects and the Business Plan set out the transfer directly to Banca Intesa of certain operations, such as on-line trading activities, and the exit from other activities. Moreover, the subsidiary Banca Primavera contributed its PFS operations, consisting of branches and financial consultants, to Banca Generali. Intesa e.lab's business was basically suppressed and therefore the company will either be dedicated to other activities or merged. Net income for the year of 35.8 million euro was essentially due to the capital gain derived from the contribution.

Corporate Division

The Corporate Division is charged with management and development of relations with large Italian and international groups, larger mid-corporates, the State and public administrations as well as relations with financial institutions.
In 2003 the Corporate Division recorded operating margin of 1,130 million euro and income from operating activities of 791 million euro, far higher than the negative result of 83 million euro generated from operating activities in 2002.

Structured finance activities were characterised by the implementation of a number of important operations, mainly in

the leveraged finance, real estate and energy sectors.

In the leveraged finance sector, Banca Intesa confirmed its leadership in the Italian market acquiring mandates to organise, as arranger, three important transactions promoted by corporate customers and by private equity funds, for an overall amount of approximately 6 billion euro.
In the real estate sector, in 2003 activities related to financing real estate operations in Italy continued to be intense.
Among structured operations noteworthy was the support provided for the acquisition of a real estate portfolio sold by an Italian insurance group. Intense activities referred to the analysis of projects for the reconversion and requalification of urban areas, for which negotiations are under way to define the relevant financing packages. Noteworthy was the advisory mandate given by Provincia di Milano to identify options to capitalise a part of its real estate assets.

Banca Intesa was very active also in the energy sector organising, among other things, the medium- and long-term refinancing, for a total of 2,300 million euro, in favour of Edipower and the long-term loan, totalling 2,700 million dollars, granted to CSCP Nanhai Petrochemical for an integrated petrochemical plant in China. Moreover an important advisory mandate was given by Edison for the sale of the gas fields in Egypt, worth 1.6 billion euro.

In the telecom sector, instead, the objective was to contain the exposure, giving priority to loan portfolio quality.

With regard to structured export finance activities, traditional support to Italian exporters continued to be provided. Noteworthy was also the signature of the agreement related to the operation "Smobilizzo pro soluto con cessione di diritti di Polizza SACE" (Sale without recourse with the transfer of SACE policy rights). This innovative product is expected to be very interesting for SMEs.

Together with the development of its structured finance capabilities, Banca Intesa performed intense syndication activities, taking important operations to the market and consolidating its position as bookrunner.

Credit derivatives activities were characterised by a continuous and generalised contraction in margins, which generated benefits for trading activities.
In line with the Business Plan, the process aimed at reducing positions at risk in the investment portfolio continued.
In September 2003 an important synthetic securitisation operation named "Bramante" was concluded, for a total of 441 million euro, as described in detail in the Notes to the consolidated financial statements.

In 2003 securitisation activities were particularly intense. The operation "Intesa Sec. 2" – structured at the end of 2002 on a portfolio of approximately 2 billion euro of Banca Intesa performing mortgages, already illustrated in the Report to the 2002 financial statements – was completed in February 2003. The securitisation Intesa Lease Sec., for approximately 1.5 billion euro of leasing contracts stipulated by Intesa Leasing, was structured in the third quarter of 2003. The operation was then completed with the issue of securities that occurred in February 2004. With regard to operations organised and privately placed for corporate customers, noteworthy were those for the public sector, such as the securitisation of a portfolio of loans granted by Cassa Depositi e Prestiti exceeding 3 billion euro.

Merchant banking activities developed in the three operational areas: private equity, investments in private equity funds and institutional equity investments.
In particular, within the private equity segment, rationalisation and consolidation of the portfolio continued, on one hand, by disposing of certain minor interests and, on the other hand, by channelling investments towards larger acquisitions.
Banca Intesa's private equity portfolio amounted to 214 million euro referring to 42 equity investments. The capital employed in private equity activities during 2003, both on new acquisitions and on existing equity investments, amounted to 66 million euro.
Noteworthy, as it is unique in the Italian market, was the joint-venture signed by Banca Intesa with Intek S.p.A., the merchant bank listed on the Milano stock exchange, leading to the formation of a new company, I2 Capital S.p.A. The latter is specialised in the management of companies with a valid business plan and with value-creation prospects, which

require, for the achievement of an effective and focused operational, financial and corporate development, a committed and competent management team, capable of assisting companies in their reorganisation and development.
During 2003 divestments equalled approximately 81 million euro with the sale to third parties of 7 equity investments; six companies, instead, were transferred to I2 Capital S.p.A. in the framework of the project aimed at reorganising the aforementioned equity investments.

With regard to private equity funds, at the end of 2003 Banca Intesa's investments amounted to 80 million euro.

Finally, institutional equity investments (equity investments which are particularly important for the whole Group) equalled 780 million euro as at 31st December 2003, with an approximately 30% increase from 2002.

This rise was attributable for approximately 93 million euro to the completion of the "Synesis Finanziaria" operation. The holding company, equally owned by Capitalia, SanPaolo IMI, Unicredito and Banca Intesa, was established to acquire from Fiat a 51% stake of Fidis Retail Italia. The sale of Fidis – together with a 1.8 billion euro capital increase and a 1 billion dollar bond issue by the subsidiary Case New Holland – was included in the financial restructuring plan completed by the Fiat group in 2003. The liquidity generated by these operations allowed to reduce the company's exposure and to set the basis for the development of the relaunch business plan for Fiat Auto. Within such plan, new successful car models were already launched in 2003 (Panda was "Car of the year"), leading to stop the negative sales trend and to recover market share in the last few months. Case New Holland recorded gradually but constantly improving results. The group's top management confirmed the objective of an operating margin at breakeven for Fiat S.p.A. in 2004 and for Fiat Auto in 2005.

The capital increase for the company Olimpia (65 million euro) was subscribed. This operation was made to increase Olimpia's stake in Telecom Italia (from approximately 14% to 17%) and to strengthen its economic and capital structure.

Moreover, during the year, Banca Intesa coordinated a complex restructuring project for the Piaggio group, proposed to the financing banks by the industrial partner IMMSI. This project led to the formation of a special purpose company called PB S.r.l., of which the Bank holds a 42.24% stake, to which part of the loans granted by the banking system to the Piaggio group were transferred. This loan portfolio was contributed by PB S.r.l. to the Piaggio group in exchange of an equity stake in the group. The loan portfolio sold by banks to PB will be settled through deferred payment with the proceeds from the disposal of the Piaggio group.

Banca Intesa also performs merchant banking activities indirectly through the subsidiary Private Equity International (PEI), which at the end of 2003 held nine equity investments with a book value of approximately 450 million euro, mainly attributable to the investment in Italenergia Bis (approximately 380 million euro), which was amply illustrated in the Report to the 2002 financial statements. In December, Banca Intesa approved a 240 million euro capital increase to strengthen PEI's financial structure and to enable it to make new investments.

In 2003 **Caboto Sim**, now **Banca Caboto** (as described in detail elsewhere in the Report, as of 1st January 2004 Caboto Sim was transformed into a bank and started to operate with the name of Banca Caboto) confirmed its role as one of the main Italian players with regard to volumes placed on the primary market and the emerging markets desk of the London branch maintained its leading role in the sector among Italian banks. Positive results were achieved in the rates markets area, due to the performance of the derivative products sector which received an important contribution from activities with corporate customers, which recorded higher growth rates compared to last year. The best performance was achieved on derivative products servicing corporate and institutional customers. In particular noteworthy were strategic equity financing operations for the Group's corporate customers and equity swaps with financial institutions which enabled the equity derivatives desk in London to increase revenues by 65%. Also the structured products desk - Caboto

confirmed to be one of the few specialised Italian players in this area - recorded a very positive contribution (revenues +57%).
With regard to the Alternative Trading System of the RetLots Group, managed by Banca Caboto, 2003 was an extremely positive year with an approximately 29% increase in total traded volumes, from 23.6 billion euro in 2002 to 30.4 billion euro in 2003. This rise referred to both RetLots Bloomberg® channels for institutional customers (+26.7%) and RetLots Exchange® (+29.9%).
The company closed 2003 with a net income of approximately 107 million euro (24 million euro at the end of 2002). The positive results were also influenced by the full operating capability achieved by the London branch, which started trading regulated derivatives and gradually replaced the pre-existing Parent Company branch in emerging markets activities and structured products, as indicated above.
Net interest and other financial income, almost twice the figure as at 31st December 2002, reached 324 million euro. Operating costs, 142 million euro, registered an approximately 16% increase mainly due to the expansion of the company structures to cope with the higher volumes and more numerous activities performed.

Société Européenne de Banque, the Group's Luxembourg subsidiary, continued to focus on a broad range of products and services offered to both corporate and private customers, achieving a net income of approximately 15 million euro, in line with the previous year.

The considerable reduction in the exposure towards large multinationals positively influenced Intesa Bank Ireland's activities and results. In fact the year closed with a net income exceeding 22 million euro, compared to a 4 million euro loss in 2002.

ZAO Banca Intesa - Moscow completed all authorisation procedures, obtaining last November from the Russian Central Bank the license to operate as a Russian bank and started its activities in December 2003.

The bank will assist Italian enterprises already present in the Country and all those interested in operating in that important market, facilitating commercial trade and investments between Russia and Italy. In a short time it will offer its corporate customers a complete range of commercial and financial services, also in the local currency.

As set out in the Business Plan, the rationalisation of foreign branches was completed in 2003 ahead of schedule. In fact, the branches of Abu Dhabi, Valencia, Barcelona, Madrid (converted into a representative office), Frankfurt and Singapore were closed and also the Sydney representative office was closed.
At the same time operating strategies were redefined for the Tokyo branch which starting from 2004 will operate with a very light structure, in charge of structured finance activities and management of a selected portfolio of Italian customers operating in the Japanese market.
By contrast, the forthcoming opening of the Tunis representative office will strengthen presence in the Mediterranean area, where similar offices in Egypt, Lebanon and Turkey are already operational. The area of competence of the Tunis office will be extended to Algerian and Marokian markets, which are increasingly interesting for Italian entrepreneurs.

Italian Banks Division

The Italian banks which are part of the Group report to this Division which operates in close coordination with the Retail Division, in order to optimise any possible commercial and efficiency synergies.
The Group's Italian banks have showed that they can manage and cultivate the relationship with the local territories, in which they are deeply-rooted and where they often represent the local reference bank, to enhance profitability. Compared to 2002, operating margin improved and amounted to 591 million euro while income from operating activities decreased to 389 million euro.

Cassa di Risparmio di Parma e Piacenza's financial statements for 2003 confirmed the bank's soundness, operating efficiency and improved profitability that enabled it to adequately face the serious effects of the crisis of the Parmalat group. In fact interest margin maintained the previous year's levels (373 million euro), since the reduction in market spreads was entirely offset by higher intermediated volumes (+6%). Higher net commissions (235 million euro, +12%) and profits on financial transactions in line with

2002 led net interest and other banking income to exceed 650 million euro (+3.7%). Further contractions in operating costs (-0.9% to 331 million euro) determined an appreciable improvement of gross operating margin (+8.8% to 321 million euro), which allowed to absorb the exceptional adjustments and provisions linked to the aforementioned default. The heavy write-down of the bank's loan portfolio led the imbalance between adjustments and write-backs to loans and financial fixed assets to exceed 126 million euro and total provisions for risks and charges to exceed 7 million euro. Notwithstanding that, after the contribution from extraordinary operations (8 million euro), which include the capital gain (10 million euro) generated by the spin-off promoted by the Parent Company, the statement of income closed with a net income of 108 million euro (-22% with respect to 2002), and a ROE of approximately 16%.
Also the balance sheet recorded positive results, with significant increases on 2002 both in loans to customers, which reached 9,842 million euro (+12%) and in direct customer deposits, which exceeded 11,000 million euro (+5.3%). Indirect deposits, instead, registered a downward trend (-3.4% to 21,519 million euro).

Banca Popolare FriulAdria closed 2003 with a net income of 40 million euro, with a 16% rise from a year earlier, determined by an improvement in operating results, despite higher adjustments to loans and net extraordinary charges. In detail, interest margin (116 million euro) registered a 4% decline linked to i) interest rate trends, ii) the decrease in the securities portfolio, and iii) the changes in the interbank position. The growth of net commissions (+4.7%) and profits on financial transactions (+50%) led to a moderate increase in net interest and other banking income (209 million euro, approximately +1%). The bank successfully continued its operating costs containment policy, which led to an approximately 6% contraction in costs due to the reduction in the number of employees and in administrative costs. Income from operating activities recorded good progress (+9.4% to 73 million euro), notwithstanding net adjustments to loans higher than in 2002.
As to the balance sheet, at the end of the year loans to customers rose by 12% to 2,876 million euro, while direct deposits recorded a moderate increase (+0.4% to 2,718 million euro). Indirect deposits exceeded 5,100 million euro, with a 5% increase, determined by the rise in the asset management component (+12%), which more than offset the reduction in assets under administration.

Banca di Trento e Bolzano closed 2003 with a net income of approximately 15 million euro, up by over 38% on the previous year. This result was achieved through a generalised rise in all main statement of income aggregates. Interest margin recorded a 2% increase attributable
to the expansion in volumes that more than offset the reduction in spreads applied to customers. Non-interest income rose by 8.4% overall, mainly due to the particularly positive performance of financial transactions, with net commissions confirming the already positive result of 2002. Consequently, an approximately 5% rise in net interest and other banking income coupled with an approximately 4% contraction in operating costs led to an operating margin of 24 million euro, with an approximately 32% growth rate. Net adjustments and provisions remained at very contained levels also for 2003.
As to main balance sheet aggregates, loans to customers registered an approximately 3% rise to 1,513 million euro, while direct deposits, at 1,600 million euro, recorded an even higher increase (+5%). Finally, indirect deposits (1,864 million euro, +16%) recorded a strong expansion and signs of recovery also occurred in the asset management segment.

Cassa di Risparmio di Biella e Vercelli (Biverbanca) closed the 2003 statement of income with a net income of 13 million euro, with a considerable reduction from 25 million euro recorded in 2002, which however had benefited from substantial extraordinary income. Operating activities registered positive results. In fact, the contraction in interest margin, down by 5.2% to 70 million euro, was entirely offset by the positive performance of net commissions and profits on financial transactions, leading to a net interest and other banking income of 120 million euro, up by 2.9%. Effective operating costs containment (-6%) – personnel costs dropped by 8.5% also as a result of the activation of the Solidarity allowance and administrative costs down by 1.1% – and

the reduction in depreciation and amortisation (approximately -13%) led to a rise in operating margin exceeding 18%. Higher adjustments to loans and provisions for possible loan losses heavily penalised income from operating activities (down by 24%).
Balance sheet figures showed increases both for loans to customers, up by 6.6% to 1,838 million euro and for direct customer deposits, up by approximately 2% to 2,117 million euro. Indirect customer deposits reached 2,796 million euro, with a 5.9% rise attributable to the positive performance of the asset management component (+11.6%), which represented 42% of total indirect deposits.

Intesa Holding Centro, which controls seven Saving banks with over 250 branches in the Marche, Umbria and Lazio regions, posted a consolidated net income of 34 million euro, with an approximately 47% rise from the previous year. This positive result was determined by the good performance of all statement of income items: interest margin registered a 1.6% improvement due to the rise in intermediated volumes and to slightly higher spreads; non-interest income rose by 8%, sustained by higher bank commissions, which more than balanced the contraction in profits on financial transactions. All main costs decreased, in particular personnel costs due to the staff reductions exceeding 280 units. The positive performance of gross operating margin, up by 37%, allowed to absorb the higher net adjustments required by the evolution of the loan portfolio and by the evaluation of associated risks.

Net income for each Saving bank was: 12.7 million euro for Cassa di Risparmio di Ascoli; 1.8 million euro for Cassa di Risparmio di Città di Castello; 7.7 million euro for Cassa di Risparmio di Foligno; 8.9 million euro for Cassa di Risparmio di Rieti; 6.9 million euro for Cassa di Risparmio di Spoleto; 8.8 million euro for Cassa di Risparmio di Viterbo and 7.3 million euro for Cassa di Risparmio di Terni e Narni.
In the balance sheet as at 31st December 2003, loans to customers recorded a considerable increase (approximately +10%) to 3,778 million euro and direct deposits was virtually stable (-1.5%) at 5,217 million euro. Indirect deposits registered instead an appreciable expansion (+7.8%) to 4,595 million euro, of which approximately 50% was asset management.

International Subsidiary Banks Division

The key points of the policy which the Group is implementing with regard to its presence and banking operations abroad fall along two main guidelines: the development of initiatives in certain emerging areas, among which Eastern Europe is a priority, aimed at further strengthening the already-existing operations and, by contrast, the gradual disengagement from the South-American area.
Overall the Division closed 2003 with an operating margin of 331 million euro and an income from operating activities of 149 million euro which testify that, even though certain critical areas persist, the general economic situation of the Group's foreign banks is significantly improving mainly as a result of the good performance registered by the Eastern-European subsidiaries.

Eastern Europe

In 2003 Hungary went through a phase of economic slowdown, which was also affected by the unfavourable performance of the local currency and by the defensive monetary policy, based on high interest rates which did not favour domestic demand and widened the deficit in the balance of trade.
Notwithstanding this context, the **Central-European International Bank (CIB)** group achieved a consolidated net income of 47 million euro, with an 8% rise compared to 2002 (+20% in the local currency which, over the twelve months, lost ground against the euro). The good performance of the CIB group was mainly due to the very positive trend recorded by interest margin, which benefited both from an increase in spreads and from a substantial rise in volumes, mainly related to leasing and project financing. This enabled the group to easily face the decline in net commissions and in profits on financial transactions as well as the increase in operating charges, attributable to CIB's expansive strategy aimed at improving its position at the top of the Hungarian banking system.
Balance sheet figures highlighted the positive results achieved by the current expansive strategy, with particular reference to the development in loans to customers which, in terms of contribution to Gruppo Intesa's consolidated financial statements, reached 3,232 million euro (approximately +40%). Also direct customer deposits

recorded a positive performance: up 6% to 2,253 million euro.

On the contrary, in 2003 the Croatian economy highlighted one of the highest growth rates in the area, mainly sustained by intense investments in infrastructures, while domestic demand was slightly declining. The deficit in the balance of trade, mainly linked to imports of machinery and cars, was mitigated by a considerable rise in tourism. Inflation was at European levels, while the unemployment rate was still rather high.
The Privredna Banka Zagreb (PBZ) group recorded a particularly favourable performance, especially considering the drastic monetary policy measures adopted by the central bank. In this scenario, the PBZ group re-focused its strategies towards the retail area, with a significant expansion in volumes and in profitability of services offered to customers, particularly in the credit cards and leasing segments. The PBZ group was therefore able to close the consolidated statement of income with a net income of 91 million euro (approximately +6% from December 2002). Balance sheet figures highlighted a contribution to Gruppo Intesa's financial statements of 3,084 million euro for loans to customers (+20%) and of 3,677 million euro for direct customer deposits (+6.6%).

Also in 2003 the Slovakian economy registered excellent results, with a 4% rise in GDP. The key driver was the excellent performance of industrial production, mainly destined to exports and linked to the considerable and continuous flow of foreign direct investments. This led to a substantial improvement in the balance of payments, whilst inflation increased, because of the liberalisation of most prices, and was the main reason preventing a reduction in interest rates.
In this context, the Vseobecna Uverova Banka (VUB) group, after conclusion of the restructuring process, pursued a more aggressive expansion policy both in the retail and in the corporate sector, with the introduction of innovative products and services, closer to customer needs and sustained by an intense marketing campaign. Strong market competition forced a contraction in margins, with effects on operating activities balanced by an expansion of volumes and attentive cost control.

Consolidated net income equalled 65 million euro (+35% compared to 2002). As to the balance sheet, loans to customers recorded a strong growth (approximately +15%) to 1,290 million euro and direct customer deposits at 3,677 million euro (+0.3%) virtually maintained the levels as at the end of 2002.

Latin America

As already announced in the events subsequent to the close of the third quarter of 2003, during October 2003 the equity investment in Banco Wiese Sudameris was transferred under Banca Intesa's direct control, in order to achieve a better coordination of the interventions aimed at relaunching the bank.
2003 confirmed for Peru signs of economic recovery especially as a result of the good performance of exports in the mining sector and of lower import costs on oil. The Country's balance of trade remained positive for the third consecutive year in a context where – for 2004 – GDP was expected to increase by approximately 4% and inflation to stand under 2%. The local banking system should therefore be able to operate in the future under more favourable conditions. 2003, however, was still a difficult year for Banco Wiese Sudameris and only the severe restructuring process, already initiated in 2002, set the pre-conditions to enable BWS to operate, starting from 2003, within the lines drawn by the relaunch plan that recently initiated implementation. Therefore 2003 registered – in terms of contribution to the consolidated financial statements – a still negative result for 39 million euro, far lower than -517 million euro of the previous year. Balance sheet figures highlighted a drop both in loans to customers (approximately –18%) to 1,205 million euro and in direct customer deposits (approximately –18%) to 1,832 million euro.

The Sudameris group, after the disposal of its networks in Argentina, Brazil, Colombia and Chile and, lastly, the mentioned transfer to Banca Intesa of Banco Wiese Sudameris, maintained operations practically limited to its subsidiary in Paraguay and to its direct branches in Uruguay (currently under sale), Miami, Panama and Grand Cayman (for these three there are contacts with counterparties interested in the purchase).
Lower operating volumes, following the gradual disposal of the South-American

network, obviously affected economic results in terms of a contraction both in traditional banking income, such as interest and commissions, and in profits on financial transactions, leading therefore to a net interest and other banking income 36% lower than that recorded, on a consistent basis, as at December 2002. This margin was then eroded by operating costs, which, though lower, still led to an operating margin close to breakeven. Net adjustments and provisions led to a negative result from operating activities, which was then penalised by net extraordinary charges – which the subsidiary's directors decided to record in the prospect of ceasing operations by the end of 2004 – which though lower compared to the previous year, determined a loss for the year of 151 million euro (*ex* –708 million euro). Considering the effects of consolidation procedures, the Sudameris group gave Gruppo Intesa a negative contribution amounting to 203 million euro.

The other geographic areas

The merger between the two pre-existing Group entities in France - Banca Commerciale Italiana (France) and Banca Intesa (France) - was completed on 1st September 2003 with accounting effects as of 1st January 2003. The new subsidiary, named Banca Intesa (France), closed 2003 with a net income of 7.8 million euro.

Intesa Bank Canada was influenced by the gradual strategic downsizing of activities with large corporate customers and of trading activities, but in any case closed 2003 with a net income of 4.4 million euro compared to a loss of 1.6 million euro in 2002. In fact, lower operational volumes determined an approximately 19% drop in interest margin, however the decline of net interest and other banking income was approximately 16% due to profits on financial transactions (approximately +28%), operating costs containment (-12%) and the favourable trend of net adjustments – also as a result of the realignment of the generic reserve – led to an income from operating activities of 5.6 million euro.

Product companies

Product companies cover with their activities the operating areas of medium- and long-term lending, leasing, factoring and tax collection and play a primary role in favouring and sustaining the Group's growth.

The performance of these sectors was positive overall with an operating margin of 444 million euro and an income from operating activities of 283 million euro, both improved with respect to 2002.

During 2003 Banca Intesa Mediocredito improved the results achieved the previous year, despite the unfavourable economic situation, confirming its specialisation in financial services linked to the growth of medium-sized and small enterprises. The year closed with a net income of 51 million euro, with a 10.6% increase on 2002. Interest margin of 189 million euro (+3.2%) benefited from the rise in average intermediated volumes (+11%) and from higher dividends collected from the subsidiary Banca Cis, while net interest and other banking income stood at 201 million euro (+3.6%) due to the positive contribution from other operating income (approximately +29%), supported by intense efforts for the recovery of expenses related to loan granting assessment. Operating margin again rose (+2.8% to 151.1 million euro), and income from operating activities increased far more (+10.8% to 83 million euro), as a result of lower net adjustments for possible loan losses.
Balance sheet figures highlighted loans granted to over 19,000 corporate customers, amounting to 13,639 million euro, with an approximately 5% increase mainly related to longer-term components, while the drop in customer deposits (approximately -28% for issued bonds) was attributable to higher direct coverage from the Parent Company.

In 2003 Banca Cis, after the completion of the contribution of retail activities to Banca Intesa, concentrated its operations in medium- and long-term lending activities. The statement of income closed with a net income of 20 million euro and was affected by the aforementioned sale of retail activities. Lower interest rates and lower intermediated volumes due to the spin-off, determined a reduction in both interest margin (-12% to 39 million euro) and net interest and other banking income (-15.6% to approximately 51 million euro). Notwithstanding effective containment of operating costs (-16%) and lower

adjustments and provisions (-19%), income from operating activities recorded a 15.2% drop.
Balance sheet aggregates showed loans to customers down by 4.2% to 1,129 million euro, as a result of the spin-off; net of this effect, the drop would have been contained to approximately 1%. Lower customer deposits (-46% to 238 million euro) was partly replaced by interbank funding (net debt position +20.5%), which represented 75% of total funding in December 2003.

After various years of two-digit growth, the leasing market registered an approximately 16% decrease with respect to 2002 in terms of value of new contracts and of approximately 17% in terms of number. In this context, in 2003 Intesa Leasing stipulated 17,093 new contracts totalling 2,505 million euro, with a reduction in terms of both number (-26.4%) and value of new investments (-18.0%). Leased assets, after the acquisition of Banca Intesa's leasing contract portfolio at the beginning of the year, reached 11,206 million euro (approximately +30%), with benefits also on economic results. Net income for the period amounted to 27.7 million euro (27.1 million euro based on the financial method) compared to 17.5 million euro at the end of 2002 (+58%).
In the third quarter of 2003 Intesa Leasing sold, within a securitisation operation structured by Banca Intesa, approximately 1,500 million euro of performing loans derived from leasing contracts. This operation is described in detail in Notes to the consolidated financial statements.

Intesa Mediofactoring continued its business consolidation process, already initiated in 2002, and adopted policies aimed at requalifying its portfolio. This determined a 6.8% drop in volumes of acquired loans, which was only partly reflected in figures at year-end (loans and outstanding), sustained by the shift of certain assets to the public sector, which structurally presents a lower rotation index. Despite the contraction in intermediated
volumes, in 2003 the company managed to increase contribution margin by almost 3%, operating both on financial spreads and on commission income, favoured by a higher pricing resulting from the assumption of credit risks. This result, coupled with a strong operating costs containment action (-8.2%), led to a net income of 28 million euro, with a 27% rise on 2002.

The results achieved in 2003 by the companies operating in the tax collection sector, Intesa Riscossione Tributi and its subsidiaries Esa.Tri., E.Tr. and S.Es.I.T., were positively influenced by the effects of i) the improved efficiency and effectiveness in tax collection activities through innovative instruments, which led to an increase in proceeds from tax collection activities, ii) the collection of substantial reimbursements of expenses due to the tax remission introduced by the 2002 Budget, iii) the changes provided for by Legislative Decree 143, converted into Law on 31st July 2003 in terms of compensation for tax collection activities for 2003, and iv) the constant attention and severe policy aimed at reducing fixed and variable costs.
In particular the tax collection holding company closed 2003 with a net income of approximately 94 million euro against 8 million euro of 2002. Also its subsidiaries closed 2003 with far better results compared to 2002: Esa.Tri. achieved a net income of 54 million euro (17 million euro in 2002), E.Tr. of 11 million euro against a loss of 9 million euro in 2002 and S.Es.I.T. of 8 million euro against a loss of approximately 4 million euro in 2002.
2003 results are not likely to be repeated in 2004 because of i) the reduction in fixed compensation for tax collection activities set out in the 2004 Budget, ii) higher financial charges derived from the constant rise in advances required by tax authorities, and iii) the non-recurral of the tax remission decree, which gave a substantial contribution in terms of reimbursement of expenses in 2003, despite the postponement of its expiry to April 2004.

Central structures

The Business Plan assigns to the central structures, namely the Parent Company's Central Units and the Service Companies, the task of sustaining and favouring ongoing processes aimed at achieving growth and improvement. Their main activities are illustrated hereunder.

Human resources

During 2003 activities related to the management of human resources were concentrated, especially in the first half of

the year, on the restructuring of Central Units and Divisions, in line with the targets set out in the Business Plan. The processes to increase effectiveness involved – the Parent Company and various subsidiaries.

As at 31st December 2003 Group staff totalled 60,040 people, with a reduction of over 4,500 people with respect to the consistent figure of 2002, mainly attributable to the Parent Company where most of subsidised staff reductions occurred with the aid of the Solidarity allowance for the banking sector.

The substantial staff reduction reflected the Company Agreement of 15th January 2003 which concluded the procedure which set out the process that will lead to 5,700 exits within 2005 in the Parent Company. The confrontation with Trade Unions then continued at other Group companies, with the signature of other twenty-two specific agreements regarding staff cuts. As at 31st December 2003, 3,047 people in the Parent Company and 413 people in the other Group companies benefited from the special subsidised treatment provided for by Ministerial Decree 158 of 2000.

In line with the Business Plan, projects for the development of human resources' capabilities were given high priority. To this aim, greater use was made of instruments to identify capabilities and qualifications available, and to evaluate performances. The three-year Training Plan was launched and is aimed at securing the acquisition of the know-how necessary to assist and sustain the changes under way tending to innovation and to cultural, technical and managerial development. The elaboration of this Plan allowed to define priority training requirements within Gruppo Intesa by identifying a number of interventions designed for professional families which foresee the use of different teaching methodologies. In addition to classroom and distance training, web-tv was introduced and, after test phase, positive in terms of both audience and effectiveness, web-tv is now under implementation to develop its offer and increase its flexibility of use. In the three-year period 800,000 man-days of training will be provided, over 255,000 of which were provided in 2003. From the organisational standpoint, during the year Group structures operating in the training field have been reassessed. Now the activities addressed to internal resources are directly performed by the Parent Company, while the non-captive market is under the responsibility of the subsidiary Intesa Formazione (former Intesa Formazione Sud).

As to internal communications, during 2003 numerous initiatives were designed and implemented with the objective of ensuring information circulation and know-how sharing among personnel, sustaining the Business Plan and favouring participation and integration of Group resources. The integrated set of communication instruments includes: satellite television (*WebIntesaTv*, currently accessible by the personal computers of 35,000 Group staff and in perspective by all employees of the Italian Group companies), internal publishing (with various publications and a Group house organ, "Idee e persone", sent to over 45,000 employees), Intranet (*WebIntesaNews*), meetings and conventions (organised at individual company level).
Finally noteworthy were the activities supporting the "Patti Chiari" (clear relationship) programme, through the planning of periodic *WebintesaTv* programmes.

Organisation and information technology

The interventions, set out in the Business Plan, for the migration of all Banca Intesa branches to the Target system, and therefore to a single IT platform, were concluded in the fourth quarter of 2003.

More in detail, the migration of a group of pilot branches was implemented in April, while in June the migration of all IT systems commenced and then ended in November, according to plans. The migration process was assisted by a contingency plan (Business Continuity Plan), triggering emergency processes capable of guaranteeing basic operations at the occurrence of critical events.

Within activities supporting operations, further instruments to monitor and analyse the Retail Division's operations were finalised and projects aimed at optimising logistic operations and purchases were defined.

Moreover, in compliance with Art. 33-36 and Attachment B (Technical Discipline on minimum safety measures, points 19 and

26) of Legislative Decree 196 of 30th June 2003 – Code for the protection of personal data, the Documento Programmatico sulla Sicurezza, related to minimum safety measures to adopt in treating data, has been updated.

Following EU and national regulations which set the obligation for European listed companies to draw up, starting from 2005, consolidated financial statements according to the international accounting principles provided for by IASB (International Accounting Standards Board®), a Group project was initiated, with the assistance of external consultants in order to effectively manage the transition period to IFRS, preparing all necessary interventions in advance. Considering the importance of the project and the considerable impact that the introduction of the international principles will have on operations and on representation of the Group's economic results starting from 2005, a specific paragraph of this Report is devoted to these aspects.

According to the Business Plan, starting from 1st January 2003, Intesa Sistemi e Servizi (ISS) transferred to Banca Intesa the management of real estate, back office, purchases and general services with a consequent 27% reduction in operations in 2003.
ISS now exclusively focuses on information and communication technology and in 2003 continued implementing the project for the migration of IT systems and supporting integration activities.
In line with the pricing policy adopted towards its customers, all within the Group, the Company closed the year with a net income of 0.2 million euro.

Treasury and strategic finance

Treasury activities on the interbank market were influenced both by the downward trend of interest rates, in the first part of the year and followed by a virtual stability in the second half, and by factors within the Group. The strong reduction in net requirement of short-term liquidity, due to the contraction in assets implemented in 2002 and to the rise in medium- and long-term deposits that
continued in 2003, was balanced by intense arbitrage activities on various money market instruments, various yield curves and various currencies.

The Continuous Linked Settlement system for the settlement of transactions in foreign currencies and the Italian settlement system "Nuovo BIREL" influenced the management of payments and intraday liquidity. A gradual reduction of the cost for each operation for the banks adhering to CLS could be possible since 2003 volumes are above the system's target.

In November Banca Intesa adopted a new policy for liquidity risk management. The new rules, in line with Basel Committee recommendations, are based on the principle of constantly maintaining adequate and well balanced liquidity at Group level, with the adoption of liquidity indices which cannot exceed predefined limits.

With regard to proprietary trading activities, the first half of the year reflected a weak economic cycle and further interest rates cuts by the FED and by the ECB, while in the second half of the year certain positive signs on the American market's economic growth appeared and consequently spreads in interest rates benefited from a significant contraction. In the fixed-income segment particular attention was paid to the diversification of investments among different issuers and sectors, mainly privileging medium-short term maturities.

The improvement in the North-American macroeconomic context was positively reflected in the European stock markets. The equity portfolio maintained for the whole year a market neutral strategy, which was based on an attentive stock selection and allowed to achieve positive results.

Within foreign exchange activities the dominant issue in 2003 was the strong depreciation of the US dollar against all main currencies, which created difficulties to growth prospects in the respective economic areas. Proprietary foreign exchange desks continued to plan and optimise both intraday and medium-term systems on the main currencies, with the objective of maximising results' profitability-volatility ratio.

In the alternative investments sector the hedge fund portfolio remained stable at an average value slightly under 500 million

euro. The portfolio resulted diversified on the main geographic areas, with pre-eminence for the American market, followed by Europe and by the Asian and emerging markets. Due to the broad diversification by strategies, markets and fund managers, the portfolio recorded a low correlation with stock and credit markets contributing to maintain a very contained risk profile, with a slightly over 2% annual volatility against respective values of 15% and 8% for equity and high yield indices.

Strategic finance operations also include the activities by Intesa Investimenti, which posted a net income for the twelve months of 2003 of 101 million euro against 94 million euro of the same period of 2002.

With regard to Asset & Liability Management, the management of interest rate and liquidity risks associated to the banking book is provided by a single finance and treasury structure. Interest rate risk is measured in terms of sensitivity of market value of positions against changes in the yield curve at various maturities. Within integrated management, hedging operations are implemented only when risk profiles of assets and liabilities present imbalances. Exposure to interest rate risk is maintained at modest levels: even significant movements in the yield curve generate virtually negligible variations with respect to the size of capital for supervisory purposes. Structural liquidity risk is managed by monitoring cash flows at maturity, generated by traditional funding and lending activities. Particular attention is paid to the analysis of medium- and long-term mismatching which leads to decisions on bond issues.

With regard to funding activities on the international markets, Banca Intesa issued bonds for 3.26 billion euro as part of the Euro Medium Term Notes programme. Bonds, placed both via private placements and with public issues, have maturities mainly ranging from three to five years and are made up for approximately 59% of floating-rate bonds, for 30% of fixed-rate bonds and for the remaining 11% of structured bonds.

Funding activities on the international markets were also related to issues of Euro Commercial Papers and US Commercial Papers, respectively through Intesa Bank Ireland and Intesa Funding LLC, for an overall amount of 7 billion dollars.
In addition ten-year loans for 300 million euro were granted by German regional banks and certificates of deposit were issued by the Hong Kong branch, in HK$ and mainly with approximately three-year maturities, for a countervalue of 150 million euro.
On the domestic market, Banca Intesa issued bonds for a total amount of 9.3 billion euro, with a clear majority of structured bonds (approximately 80% of the total) and with a particular concentration on the five-year maturities (approximately 78%).

Real estate assets

As already mentioned in the Executive Summary, during the year Banca Intesa defined a spin-off of real estate assets for the purpose of improving the exploitation of the portfolio of real estate properties which had for the most part become vacant following the implementation of the space optimisation project. This operation was concluded with the establishment at the end of September of **Intesa Real Estate** (IRE), real estate company initially participated by Banca Intesa (89.3%), Magazzini Generali Fiduciari Cariplo (5.5%) and Cassa di Risparmio di Parma e Piacenza (5.2%). 366 assets were contributed by Banca Intesa, 4 by Magazzini Generali and 10 by Cassa di Risparmio di Parma e Piacenza. The latter then acquired the stake of Magazzini Generali. Subsequently IRE spun off in favour of Milano Zerotre – newly-established company whose majority equity stake (51%) was later sold to the Beni Stabili group – 45 commercial assets, mostly located in Northern Italy and mainly for office use, which will be capitalised on/sold in a time frame in line with the Business Plan. The capital gain realised on the operation, gross of the fiscal effect, totalled 244 million euro in the Parent Company's financial statements and 48 million euro in the consolidated financial statements.

Other companies

Intesa Gestione Crediti (IGC), responsible for acquiring and managing doubtful loans granted by Group companies with the aim of making their recovery more efficient, closed the statement of income with a net income of 16 million euro, against a loss of 58

million euro in 2002. The remarkable improvement was also attributable to the choice, jointly made with the Parent Company, on domestic fiscal consolidation of the Group to register 13 million euro of deferred tax assets related to 2003, in addition to approximately 61 million euro related to previous years, which had not been recorded in the past because no income and therefore no taxes were expected. With regard to operating activities, during 2003 income on the proprietary doubtful loan portfolio amounted to 266.5 million euro, write-backs of adjustments and write-backs on repayments equalled 92 million euro, while repayments on the third-party doubtful loan portfolio under management amounted to 553 million euro. As at 31st December 2003, IGC's portfolio at nominal value amounted to approximately 10 billion euro. Doubtful loans under management exceeded 5 billion euro.

Product and services development

The development of commercial initiatives in 2003 followed two main directions: the review and rationalisation of the product portfolio, with a more marked differentiation of the product range offered to the various customer segments, and the improvement of service quality, aiming to increase customer fidelity. This objective was also pursued via the new branch layout consistent with the service model targeted to each segment. The new branch model will simplify access for customers, both as concerns the operating area and the spaces dedicated to consultancy which will be increased, specialised by customer segment and made more easily identifiable.

As concerns, in particular, the retail segment, in the asset management segment, the first phase of simplification in the offering of mutual funds – with the introduction of a new business approach with the elimination of underwriting commissions for the entire funds line – was completed. A new, in-depth review of the bancassurance range has been realised, with the launch of new products in all main market areas and the unification of the product range distributed by the entire network namely Intesa Vita products.
The review of Gpf (individual portfolio management schemes invested in mutual funds) commenced in January 2004 with the launch of the new portfolio management range *IntesaDialogo*, articulated on three different investment profiles.
In the assets under administration area, activities were concentrated on the issue of structured bonds with minimum guaranteed capital, suited to customers looking for returns comparable to those of Government securities without risking capital losses. The range of consumer credit products has been reviewed with the launch of *PrestIntesa*, a new personal loan characterized by clear and transparent conditions and by a great flexibility in terms of amount and reimbursement timing.

In mid-December 2003 the Bank started offering *Conto Intesa*, a new specifically defined current account. In the payment systems sector, the payment cards catalogue has been simplified and *Carta Intesa* – an innovative debit card with on-line checking of funds available – was launched. With regard to investment products, the commercialisation of *Fondo Intesa Bouquet* – a new product which has among its distinctive features transparency, accessibility and simplicity that make it particularly suitable for the retail segment – also commenced in December 2003.
In October 2003 the new *Arcobaleno* platform started roll-out on the whole network and has the purpose of improving branch efficiency and bringing to customers the best of the Bank, by offering products best suited to satisfy their needs. The platform proposes the use of new instruments to support commercial activity and provides a common approach to sales, based on processes and systems differentiated by customer segment, that all have the same common denominator, that is a more direct and personal contact between the relationship manager and the customer for the purpose of establishing a long-lasting relationship built on trust.

During 2003 Banca Intesa joined the Patti Chiari (clear relationship) programme promoted by the Italian Bankers Association to base customer relations on the values of clarity, awareness and transparency. The programme consists of numerous initiatives, the first have the objective of i) providing customers with clear rules and simple instruments to facilitate their understanding of bank products, ii) favouring awareness of the available alternatives, iii) allowing the measurement of the risk of financial investments even for investors with limited capital, and iv) permitting an easy comparison of competing products.

The commercial strategy pursued in the

private segment focused on information quality, guaranteed by both technical instruments and Group specialists, and on the training of the commercial network via a predefined programme. In the second half marketing concentrated on rationalisation of the product range and on the creation of new products dedicated to private customers in the asset management (new individual portfolio management schemes, hedge funds) and insurance area.

Activities in favour of business customers mostly focused on strategies aimed at rationalising and extending the product range and at strengthening organisational and territorial positioning.
As concerns the first aspect, the Bank developed derivatives specifically tailored for small and medium-sized companies to cover interest rate risk, thus permitting also smaller companies to benefit form this important instrument. Products again targeted to SMEs which intend pursuing internationalisation – *Easy Export*, *Tradeway* and *Intesa senza Confini* – were launched for the purpose of supporting a more aggressive commercial strategy.
With regard to the increase in territorial and organisational effectiveness, the Bank reviewed presence on the territory and channels used to service segments, improving both proximity and specialisation, offered by an increasing number of product specialist. Strengthening the organisation focused on the "progetto Estero Merci" (foreign trade project) which has meant full operations for over 450 "foreign trade offices" on the Italian territory, as well as the analysis of the new organisational model for Enterprise Centres.

In the ***religious entities and non profit companies*** segment noteworthy is the definition with Nextra of the structure of the new funds family named *socially responsible*, which satisfies increasing demand for professional asset management of ethically-oriented investments typical of this type of segment.

The controls system

Internal controls system and auditing

The internal controls system – that is the set of rules, procedures and organisational structures destined to ensure, in the respect of company strategies, the pursuit of safeguard from and monitoring of risks – is structured, as specifically set forth by Supervisory authorities, on three distinct levels:

- line controls: these ensure regular operations development, such controls are carried out directly by the productive structures or are included in the procedures and therefore executed as part of back office activities;
- controls over risks management: that are performed by structures other than productive ones (Risk Management, Credit Risk, Planning and Control), with the objective of concurring to the definition of risk measurement methodologies, verifying the respect of the limits assigned to the various operating functions and controlling the consistency of operations of the single productive areas with the assigned risk/return profiles;
- auditing: that has the objective of identifying anomalous trends, violations of procedures and regulations and evaluating the functioning of the overall system of internal controls. It operates on a continuous basis, periodically or by exceptions, by various structures that are independent from productive units, also via site verifications.

Surveillance over the regular development of the Group's operations, processes and risks is assigned to the internal auditing structure in charge of assessing the overall functionality of the internal controls system. It also guarantees the effectiveness and efficiency of Company processes, the safeguard of asset value and loss protection, reliability and integrity of accounting and management information, as well as transaction compliance with the policies defined by the Company's governance bodies and with internal and external regulations.

During 2003, surveillance was carried out directly for the Parent Company Banca Intesa and for certain subsidiaries which have an "in service" contract for risks control; second level control was conducted for other Group companies.

Direct supervision is carried out through:

- control over the operating processes of the network and over the central structures, with checks, also via direct interventions, on the effectiveness of line controls, on the compliance to internal and external regulations, on the reliability of operating structures and of delegation mechanisms, on the correctness of information available in the various activities and on its correct use;
- surveillance, with distance monitoring integrated by site visits, on credit granting and credit management verifying their adequacy in relation to the risk control system and the calculation techniques used;
- appraisal of the adequacy and effectiveness of the processes of development and management of IT systems to ensure their reliability, safety and functionality;
- surveillance, also via site visits, on financial operations processes and the adequacy of the risk control systems related to them;
- checks on the compliance to company policy and on the correctness of procedures adopted for investment services as well as to rules in force regarding the accounting/administrative and economic firewalls to assets belonging to customers;
- checks of compliance to money-laundering regulations, for which consulting, assistance and awareness actions are provided to the structures operating all over Italy; limitedly to Banca Intesa, the function is the reference point

for the examination and communication of notices relative to suspect transactions.

Indirect supervision was carried out via direction and control over the adequacy and functionality of the internal auditing structures of Group subsidiaries in Italy and abroad. Direct review and verification interventions were also carried out.

A similar approach was used for the auditors of Banca Intesa's foreign network, which report to the central structure.

Preliminary methods of analysis of risks within various areas are used when executing the above duties, defining the plan of the subsequent verifications based on the priorities which emerge from the preliminary valuations; the criterion used for planning interventions, previously based on risks, has been integrated with the objective of in any case guaranteeing that operating units, in particular the Network, are provided with adequate temporal and physical coverage.

The valuations of the internal controls system deriving from the checks have been periodically transmitted to the Company Bodies in charge of management and control; any weak points have been systematically notified to the units involved for prompt improvement actions which are monitored by follow-up activities.

Credit granting process

During 2003, the Bank continued its actions aimed at achieving the objectives – improved asset quality and risk profile – recognised as strategic in the 2003-2005 Business Plan. Therefore, the investment mix was changed with an increase in assets (and, consequently, in capital) allocated to retail activities, which include small and medium-sized companies, and an overall reduction in exposure to large corporates.
In parallel, the Bank continued increasing the portion of assets invested in Italy with respect to those invested abroad, with a further decrease in the foreign mid-corporate segment, especially if located outside Europe and the Mediterranean area.

As concerns credit derivatives, consistently with the indications contained in the Business Plan, the Bank continued to significantly reduce risk positions in the banking book, since it is an activity deemed not to be strategic, while trading activities, well monitored with daily mark to market, were carried out applying of attentive risk control as a contract type to serve customers.

The credit function at the Parent Company is attributed to the Credit Risk Unit – which has also been charged with a central role in the definition of the guidelines on credit granting – to the Retail Division and to the Corporate Division, each for its specific area of competence and according to predefined autonomy limits and decision-making faculties. In particular the Credit Risk Unit mainly carries out functions of:

- formulation of loan management guidelines regarding loan granting and monitoring;
- monitoring of the evolution of the loan portfolio, of specific counterparty risks relative to the most significant exposures and of the risk level of disbursements;
- definition of rules, instruments and processes for both disbursing and monitoring lending, and surveilling and monitoring the loan portfolio's overall quality;
- management of watchilist loans exceeding predefined limits directly, if originated from the Divisions, and following a mandate, if pertaining other group entities;
- examination of the exposures granted by the Group's highest decision-making bodies;
- coordination and direction of activities on positions (individual and pertaining to the Economic group) relative to so-called Large credit risks, for the purpose of avoiding excessive risks concentration with such customers. The same functions of coordination, direction and monitoring are carried out, in any case, for all particularly significant transactions in terms of size or complexity. For positions pertaining to Group companies with high amounts granted, the Parent Company's consultative opinion is also required. The Parent Company therefore expresses its opinion with regard to the operations under examination at its banking or financial subsidiaries.

The constant improvement of loan portfolio quality is obtained by adopting specific operating checks for all the phases of loan management (analysis, granting, monitoring, managing non-performing loans).

The containment of credit risk profile is pursued starting from the analysis and granting phases via: i) checks on the existence of the necessary conditions for creditworthiness, with particular focus on the client's current and prospective capacity to produce satisfactory income and congruous cash flows, ii) the assessment of the nature and size of proposed loans, considering the actual requirements of the party requesting the loan, the course of the relationship already in progress with the Group and the presence of any relationship between the client and other borrowers, and iii) the search of a structure of loans so to favour the flow of operations to be carried out on the specific fiduciary relationship and, possibly, via cross selling of banking products and services.

Credit risk control

Surveillance and monitoring, aimed at optimal management of credit risk, is currently based on an internal controls system which uses measurement methods and performance controls that permit the construction of a synthetic risk indicator, available on a monthly basis. It interacts with processes and procedures for loan management (periodic reviews, loan applications, watchlist loans) and for credit risk control and permits to formulate timely assessments when any anomalies arise or persist.

Watchlist loans

The watchlist loans process has the objective of integrating and harmonising criteria of interception and management of non-performing positions.
Interception occurs when the aforementioned synthetic risk indicator shows high risk positions which are confirmed over time, as well as, for large customers, through the other risk indicators described above. A dedicated, largely-automated IT procedure supports the watchlist loan process and enables – mainly via automatic interventions - to constantly monitor all the predefined phases for management of non-performing positions intercepted via the synthetic risk indicator, with the aim of: i) promptly activating the branch network to the commercial recovery of relations, focusing at the same time on the most critical positions, ii) involving, as the first signs of difficulties in the management of a fiduciary relationship arise, complementary know-how in the identification of the most effective actions to be taken, and iii) establishing the timing for the execution of the actions and verifying their outcome.
Furthermore, all fiduciary positions are subject to a specific periodic review carried out for each counterparty/economic group by the competent central or peripheral structures based on the credit line limits; furthermore, an automatic *ad hoc* audit procedure is in place for fiduciary relationships of small amounts and with low risk indices.

The exchange of basic information flows among different Group entities is assured by the Group's "Centrale Rischi" (exposure monitoring and control system) and by "Posizione Complessiva di Rischio" (global risk position), that enable to highlight and analyse credit risks for each single client/economic group both towards Gruppo Intesa as a whole and towards individual Group companies.

Large credit risks

The activity aimed at analysing large corporate clients continued on a weekly basis, to verify the credit risk of every corporate customer and monitor the geographic and sector composition of the portfolio, as well as its breakdown in terms of rating, spread and default frequency. In particular, in the second half a new overall risk index was defined, it applies to single entities (customer synthetic risk index), and is aimed at the early identification of potentially critical situations.

As concerns large international clients managed by the foreign network, the generalised reduction in overall exposures compared to as at 31st December 2002 maintained geographic breakdown of the portfolio practically unchanged, with a concentration of exposures to European borrowers. Sector breakdown showed the reduction in exposures to the communications sector. In 2003 there was a significant improvement in loan portfolio quality, estimated using the expected default frequency of borrowers.

Lastly, the model portfolios for the measurement of economic capital in terms of CreditVaR, consistent with the solutions already adopted by Banca Intesa for market risks, were completed. This will lead to

- greater effectiveness in the monitoring of credit risk, thanks to the greater accuracy of measurement and monitoring systems, which isolate the components which concur to characterise the risk of each specific counterparty.

Credit derivatives

With regard to Credit derivatives, a CreditVaR analysis of the overall portfolio (banking and trading) of Credit Default Swaps (CDS) is produced monthly. The adopted methodology is based on the simulation of the value of the portfolio exposed to credit risk in presence of numerous scenarios of counterparty creditworthiness and underlying assets.
At the end of December CreditVaR of the portfolio (assuming a one year usage period and a 99% confidence level) amounted to 9.7 million euro.
The sole trading component is monitored daily using: time-series simulation for the calculation of Value at Risk (SpreadVaR); expected shortfall and mark to market, due to the oscillations of the spread.
At the end of December, SpreadVaR (assuming a one working day holding period and a 99% confidence level) amounted to approximately 0.4 million euro. The risk profile was decreasing mainly due to the effects of the decrease in volatility and spreads.

The methodology used to calculate value at risk associated to CDS was submitted to the Supervisory authorities for validation.

Activities in Collateralized Debt Obligations (CDO) were concentrated in the trading book and, in terms of notional, were mainly made up of synthetic senior and supersenior positions (with rating of at least AAA). In the trading book market risk (specific risk due to spread fluctuations) was concentrated in the junior and mezzanine positions which had a limited notional and are hedged dynamically; overall the contraction in the spreads in 2003 increased the value of the portfolio.
Monitoring of risk generated by CDOs occurs starting from the spreads of the single companies which make up the underlying portfolio and the simulation of timing of bankruptcy using the *MonteCarlo* method. The potential impact of bankruptcy is applied to the *tranches* via loss distribution reconstruction. The time-series simulation will be extended to the CDO portfolio in 2004.

Country risk

A project for the realisation of the new system to identify all bank operations which generate Country risk commenced in 2003. This system was completed in the fourth quarter and is currently being tested. It will permit the representation of the concentration of Country risk (by single Country, geographic area, rating, operation, counterparty, etc.) broken down in the Bank's various portfolios.
The analysis and monitoring of Country risk is regularly presented and discussed in the Credit Committee for the decisions pertaining to it. This analysis contains a valuation of expected and unexpected losses in Banca Intesa's banking book.

Market risk

Market risks originated by the Finance and Treasury area, strategic trading positions and those of the Capital Markets area, as well as risks of the subsidiary Banca Caboto (former Caboto Sim) are measured daily, and limits assigned to operating units are monitored with the same frequency.

Portfolio vulnerability to adverse market movements due to risk factors – interest rates, equities and indices, foreign exchange rates and implied volatility – are measured via the calculation of VaR, which is complemented by other analytical indicators (*PV01, Vega1%*, Correlation stress) aimed at implementing the results in terms of VaR and identifying the non-linear components which characterise portfolios monitored. VaR is compared daily with the trading units' P&L, thus realising the backtesting of the calculation model.

In addition to risk analysis, with a variable frequency that depends on the nature of the portfolios, the Bank estimates value changes associated to standard scenarios, such as the upward/downward shift or steepening/flattening of the yield curves, or equity shocks; sometimes combination scenarios are examined, for example a stock market crash accompanied by a simultaneous decrease in Government and interbank yields (flight to quality).
Issuer risk of trading securities and counterparty risks are analysed in terms of mark to market and add-on, articulated by rating classes and monitored via a system of operating limits which constrain the composition of the portfolio by rating class and concentration indices.

During 2003 the process for calculating VaR via time-series simulations, applied both to the portfolios of Banca Caboto (former Caboto Sim) and Banca Intesa became operational. This new approach enables to fully identify the risks connected with the variations in the volatility implicit in option instruments in the portfolio, which are only partly traced by the parametric model used. The time-series simulation of linear and option profiles (mark-to-future® technology) will enable to calculate market risks integrating them with credit risk components (specific and default risk of the issuer and counterparty risk).

As at 30th December 2003 VaR (assuming a one working day holding period and a 99% confidence level) of Banca Intesa's VaR on the trading portfolio totalled 10.4 million euro, with a slight increase with respect to 2002. The year-end figure referred to Banca Intesa's proprietary positions, in Italy and in foreign branches (London, New York, Hong Kong, Tokyo), excluding strategic trading positions.

The comparison of portfolio risk at the two dates shows that the only component with a total value higher than in the previous year, was equity risk, which increased in the Central Structures' portfolio. Foreign branches, that continue to be characterised by a marginal contribution to the Bank's overall risk profile, presented a lower VaR than at the end of 2002. It must be noted that during 2003 part of the equity portfolio present in the London branch was transferred to Banca Caboto (former Caboto Sim), together with its risks.

Breakdown of the single risk factors showed that interest rate risk reached its annual peak at the end of June at the time of marked market volatility, and then showed a downward trend, which led it to complete 2003 under the value at the end of 2002. The increase in VaR is mainly due to the adaptation capability of the exponential model estimating volatilities and correlations, which promptly reacted to the change in interest rate volatility which occurred at the end of the first half on the euro and dollar yield curves. As concerns equity risk, it increased almost entirely as a result of portfolio movements in the alternative investment desks in Milano. Foreign exchange risk showed a fluctuating trend, with a marked decrease in the second half.

(in millions of euro)

Value at risk (VaR) of the trading portfolio of Banca Intesa		
Risk factors	31/12/2003	31/12/2002
Interest rate	4.20	6.10
Equity	7.30	6.40
Foreign exchange	0.30	0.50
Total (*)	10.40	10.00

(*) The sum of individual values is greater than the total because the method used to aggregate the risks of individual activities takes into account the correlations that exist between the different risk factors.

With regard to Banca Caboto (former Caboto Sim), VaR (assuming a one working day holding period and a 99% confidence level) for market risks at year-end was low and totalled 1 million euro (59% for interest rate risk and 41% for equity risk). The figure reflected the calculation of linear risks of the entire portfolio using the same methodology as that applied to Banca Intesa, with the addition, for the equity structured products at the London branch (in the first half still pertaining to Banca Intesa), of the non-linear risk component (gamma-vega) calculated with an *ad hoc* system, approved by Supervisory bodies. Equity risk, significant in the first half, progressively decreased in the second part of the year.

Equity risk, net of the aforementioned structured equity portfolio, was mostly due to arbitrages on the stock market while interest rate risk stemmed from market making on interest rate derivatives and on the bond markets. In this area the most significant component was non-Government securities, mainly issued by Italian financial institutions. Exposure to emerging Countries remained limited.

(in millions of euro)

Value at risk (VaR) of the trading portfolio of Banca Caboto (former Caboto Sim)		
Risk factors	31/12/2003	31/12/2002
Interest rate	0.69	0.57
Equity	0.49	0.67
Total (*)	1.01	0.98

(*) The sum of individual values is greater than the total because the method used to aggregate the risks of individual activities takes into account the correlations that exist between the different risk factors.

Liquidity risk

The Asset & Liability Management (ALM) system covers Banca Intesa's entire on- and off-balance sheet operations.
Banca Intesa's Board of Directors, complying with the recommendations of the Basel Committee and for the purpose of aligning the liquidity management process to international standards, gave mandate to the CEO to establish a Liquidity Policy and a Contingency Liquidity Plan which also set out the formation of a Liquidity Committee with the role of orienting decisions relative to the Bank's financial equilibrium.

Operational risk

In 2001 Banca Intesa defined the O.Ri.G.In. (Operational Risk Gruppo Intesa) project which continued implementation to realise a proprietary integrated system for identifying, measuring, monitoring and controlling operational risk.
Also in 2003 particular attention was paid to relations with Italian Supervisory authorities and with Supervisory authorities of the main Countries where the Group is present, so to convey a constant updating with regard to the progress of the Internal Model.

Banca Intesa's Internal Model is devised so to combine all the main qualitative and quantitative information sources homogeneously.
The qualitative component is based on the assessment of significant scenarios, defined via an analytical model which permits to translate estimated exposure to operational risk into amounts of economic capital.
The valuation activity is carried out by the Heads of the operating units via self risk assessment questionnaires aimed at identifying the main risk areas, measure the exposure (expressed in terms of number of expected events and the forecasted impact of each event), analysing vulnerabilities, control quality and potential mitigation interventions. The result of each questionnaire is subject to a consistency examination process and a series of cross checks.

The quantitative component is instead based on the analysis of historical loss data: the method currently in use is the Loss Distribution Approach, which entails the estimate of the frequency and impact of loss events and their subsequent integration via MonteCarlo simulations. The results obtained are then corrected with a factor which expresses the valuation of the quality of the internal controls carried out by Internal Auditing.
Collection of input data for this analysis continues on a permanent basis in compliance with internal regulations which set out quarterly reports with daily updates produced automatically by the accounting system, manually by the operating units or via a specific software.

The combined use of the two components of the Internal Model led to the determination of the capital at risk to be allocated to each of the Group's operating units and its integration in the valuation system of the respective performances: the estimated figure for 2003 for Banca Intesa was approximately 700 million euro.

The activities of the Group Insurance Management project continued according to schedule. It is aimed at integrating in the operational risk management framework, the most efficient risk transfer means. For this purpose the Bank is defining a Group insurance strategy and evaluating its consequent impact on the current insurance programme and on the relative management and governance processes.

The evolution of accounting criteria and risk control: international accounting principles and Basel II

The evolution and increasing globalisation of financial markets have led Regulatory bodies to commence convergence processes for i) the rules for the preparation of financial statements and disclosure of all companies, and ii) the prudential supervision systems of financial intermediaries.

As concerns the first aspect, the European Commission issued in 2002 a regulation which realises, as of 2005, the harmonisation of accounting at Community level that will lead companies listed in the EU to apply the IAS/IFRS principles in the preparation of financial statements. This process has the objective of making accounting information provided by listed companies, comparable and high quality, in order to satisfy the growing requirements to develop competition, market growth and improve investor safeguard.
The international principles are issued by the IASB (International Accounting Standards Board®), an independent private organism which has the objective of developing high quality accounting standards in the public interest.

As concerns supervision systems, the diffusion on the market of new and increasingly sophisticated financial products has increased risk measurement complexity and made the relation between risk and capital base for intermediaries more bindingly related. The New Capital Accord, generally known as "Basel II" – which should come into effect from 2007 – has the objective of harmonising and refining the measurement of financial risks at international level.

These new provisions are extremely important for a more effective and transparent functioning of financial markets. Therefore Gruppo Intesa has activated specific projects for the adoption of the new principles and for the management of the implementation processes.

The introduction of international accounting principles

The new regulatory context

Regulation 1606/02 approved by the European Parliament on 19th July 2002, and published on the Official Gazette of the European Union in September 2002, prescribes that companies listed in member states draw up consolidated financial statements applying international accounting principles, after their homologation by the European Commission, as of 1st January 2005. The Regulation sets out the possibility for Member States to permit or prescribe the application of the aforementioned principles also for individual financial statements of listed companies and for individual and consolidated financial statements of unlisted companies.

The definition process of the principles which must be adopted from next year, as well as their homologation by the European Commission are still under way. Especially there are still intense discussions between the Commission, the IASB and Regulatory organisms of the various Countries, on the principle relative to the accounting treatment of financial instruments, due to the heavy operating effects that the new regulations could have on the management of financial hedges by financial intermediaries.

At national level, the Legge Comunitaria 2003 (EU Compliance Law 2003), approved last October, delegated the Government to extend the compulsory application of IAS/IFRS to the individual and consolidated financial statements of banks and financial intermediaries subject to the supervision of the Bank of Italy, whereas their use will be facultative for all other companies, with the exception of insurance companies, which await the preparation of a specific principle for their technical captions.
The change in the accounting principles requires far-reaching interventions also in

civil law, tax regime and supervisory rules which apply to banks and insurance companies. Evidently the auspice is that the interventions occur in a rapid, coordinated and consistent way. However considering the extension of such interventions, there is no guarantee of this and it is not possible to exclude in advance that in the future it will be necessary to manage double information flows, with heavy operating and administrative consequences for companies.

The impacts of international accounting principles

The differences between the international standards and the Italian accounting principles used to date are important and pervasive and the new rules will have a heavy impact on organisational and operating processes and will require complex interventions on accounting and IT systems.

With regard to the areas of analysis, the most significant impacts on the internal organisation will refer to financial instruments, for which the IASB has set out a profoundly innovative principle (IAS 39) compared to current national provisions. Financial instruments (credits, debits, securities, derivatives) must be classified on the basis of the reasons of their holding (credits and loans, trading instruments, instruments held until maturity, assets available for sale) and the accounting and, especially, the valuation criteria (depreciated cost or fair value) will depend on this classification.

IAS 39 foresees the extension of the use of fair value compared to current accounting principles. In particular the extension refers to unlisted financial instruments (for which only capital losses are currently recorded) and equity investments for which control, connection or joint control do not arise (which are currently valued at historical cost and written down in case of permanent loss in value), as well as hedges of financial risks arising from business operations. For these IAS 39 sets out registration at fair value, both for assets and liabilities hedged and for hedging instruments (while currently these components are valued at cost in the balance sheet). The extension of this valuation criterion will inevitably determine greater volatility in results.

Important innovations also refer to the valuation of loans, for which the international principle sets out both for loans reviewed individually and for loans subject to lump-sum adjustments, valuation based on discounted expected cash flows.

Criteria for the write-off of financial assets from the balance sheet will undergo an important change with respect to the current approach. The transfer of property concept will be replaced by a far more complex transfer of risks and benefits. Today sale contracts often include clauses which set forth the possibility of repurchase of the sold asset or guarantees in relation to future risks on the sold asset. In case of securitisations, for example, very often the sale of assets is combined with the acquisition of part of the securities issued by the special purpose vehicle. In these situations, with the future principle, the asset – transferred to third parties based on civil law – may have to remain, all or in part, in the seller's balance sheet.

Other significant impacts refer to:

- accounting of financial leasing contracts, for which it will be necessary to apply the financial method, which sets out the registration of the credit and the leased asset in the financial statements of the lessor and of a debt in the lessee's. This accounting criterion is currently used in Italy only for consolidated financial statements. The change will affect the financial statements of leasing companies, which are in any case already equipped to apply this criterion, but especially the financial statements of lessees;
- accounting of allowances for termination indemnities, which must be quantified on an actuarial basis, considering the moment in which the charge will actually be paid. This will require an estimate of the duration of work relationships, of pay increases and other variables and will require the intervention of an actuary;
- accounting of stock options, for which current accounting criteria solely set out the registration of the capital increase at the moment of their exercise, while according to international principles, the equity-based remuneration plans for employees must be considered as part of payroll and therefore fair value of instruments issued must be recorded in the statement of income;
- registration of mergers and/or acquisition of equity investments, which must be recorded at market value and not at book value, even if the operation entails an exchange of shares;
- goodwill will no longer be amortised over

a set period of time and must instead be subject to impairment test and written down if its value has decreased.

Lastly, important innovations refer to financial statements information, which will be completely reviewed as concerns both the compulsory forms of the balance sheet and the statement of income, and the notes to the financial statements, which among other things must contain more detailed information regarding financial risk management and a specific section on the breakdown of results by business and geographic area.

Gruppo Intesa's IAS project

From all described above it is clear that the transition to the international principles affects almost all operating structures of Banca Intesa and the Group, and requires considerable interventions on many organisational processes and on IT systems. The complexity and articulation of decisions, and the consequent interventions to be taken required the activation, from May 2003, of a specific project for the formation of work groups made up of external consultants and over 100 resources, from all of the Group's Divisions and Units involved in the changes.

The project is divided in two phases. The first, which was concluded last November, was aimed at:

- analysing the new accounting rules. This activity was carried out not only internally but also via the participation to the work of the Organismo Italiano di Contabilità (Italian Accounting Organisation) and as part of a specific project promoted by ABI (the Italian Bankers Association);
- identifying the consequent impacts not only with regard to the obvious accounting implications. Analysis referred to: i) business impact, identifying the implications of the new rules in terms of effects on the statement of income and on shareholders' equity, and on any variation in customer interest in the Group's current products and services, ii) impact on operating, organisational and authorisation processes, in relation to the new classification and valuation activities, iii) impact on IT systems to highlight the required interventions on both operational and aggregating systems for the preparation of the financial statements and for management control data, and iv) impact on Group resources, in relation to required changes in the organisational structure and in the competencies necessary to develop new or different activities;
- preparing the master plan of implementation interventions.

The second phase of the project – more important and complex – commenced in December 2003 and is aimed at: i) realising interventions via the preparation of detailed functional and technical analyses, ii) undertaking IT interventions via Intesa Sistemi e Servizi and external suppliers, and iii) defining new organisational processes. In parallel with such realisation activities, Group personnel involved in the changes will be trained and instructed in 2004.

The implementations are scheduled to be completed in September/October 2004 with regard to the aspects already defined by the IASB and the European Commission. As concerns the regulations still being analysed, the realisation of interventions depends on the timing and means with which the new provisions are approved. If Regulatory bodies do not respect scheduled timing there is the risk that the new principles will not be adopted as of January 2005.

Overall the management of this project on all Group entities is estimated to require IT investments of approximately 20 million euro (considering both internal costs and cost of outside suppliers), and over 20,000 man-days of work by the central structures of Banca Intesa and Group companies.

Basel II

The New Basel Capital Accord is very detailed and is fundamentally based on three "pillars". The first refers to the redefinition of capital requirements, with the introduction of more sophisticated calculation criteria, which permit the use of internal ratings and allocate capital to cover operational risk; the second defines greater control powers for Supervisory authorities, while the third, "market discipline", introduces higher disclosure requirements.
Of these, the component with the highest impact, not only regulatory but also operating, refers to risk measurement models. The possibility of using internal risk measurement models represents an

important opportunity for banks since it gives them the possibility of measuring capital requirements with the same algorithms used to profitably operate on the market, to quantify risks and apply consistent prices, to optimise portfolio decisions based on the risk-return trade-off and to guide capital allocation to single business units consistently with value generation expectations for shareholders and the market.
For these reasons, Banca Intesa – as already described in previous Reports – was among the first Italian banks to commence the complex validation process for its Internal model defining capital requirements to cover market risks.

Ratings

From the second half of 2002 and especially in 2003, the Group's attention focused on the activation and development of a specific project aimed at compliance with supervisory indications on credit risks. This project has the objective of creating a single valuation system to assess the credit risk of each counterparty based on its default probability, implementing an internal rating system in company processes and creating the databases necessary to estimate exposure to losses in case of default.

The definition of rating models aimed at customer classification using default probabilities, in line with the rules being defined by the New Capital Accord, was completed in 2003.

Rating models were chosen based on their capacity to identify customer risk profiles, combining various methodologies (scoring models, statistic quali-quantitative models and judgemental models) for the purpose of optimising the use information sets and preserve, where possible, existing instruments. Models thus defined have been applied to customer segments, homogenous with regard to the nature of the counterparty and the type of customer relation. Over 15 economic rating models – differentiated based on nature of the counterparty, sector, turnover and type of transaction – have been developed. Such models are characterised by different rating classes, but all apply the same default definition and are thus all part of a unitary scale. Internal ratings cover approximately 90% of counterparties granted loans.
During the year, for those customer segments which have large numbers and high model reliability, the granting and management of lending processes have also been reviewed, linking loan granting to rating.
The definition of procedural and organisational aspects for an increasingly effective use of rating systems in decision-making processes – consistent with the reasons for the adoption of an "advanced" model when the New Accord comes into effects – will be completed in 2004.

In parallel to the completion of the new rating system, a specific training plan commenced aimed at illustrating the contents of the New Accord and valorising the use of ratings as a transparent diagnostic of problem areas, aimed at enacting corrective measures, in the interest of both the customer and the Bank.

Banca Intesa's governance

SHAREHOLDER BASE AND VOTING SYNDICATE

Shareholder base

Banca Intesa's shareholder base as at 31st December 2003 – detailed in the following table – includes reference shareholders which are part of a Voting syndicate and hold 43.89% of the Bank's ordinary shares (38.91% is vested in the Syndicate) and approximately 195,000 shareholders holding 50.71%; the remaining 5.40% is represented by own shares.

Name	Shares included in the Voting syndicate	Shares not included in the Voting syndicate	Total shares	% of shares included in the Voting syndicate on total	% of shares held on total
Crédit Agricole S.A.	835,360,705	178,125,945	1,013,486,650	14.12	17.13
Fondazione CARIPLO	510,578,954	18,205,025	528,783,979	8.63	8.94
Generali group	324,930,901	24,469,452	349,400,353	5.49	5.91
including					
• *Assicurazioni Generali*	*48,443,269*	*3,191,927*	*51,635,196*		
• *Alleanza Assicurazioni*	*189,137,083*	*44,270*	*189,181,353*		
• *other companies*	*87,350,549*	*21,233,255*	*108,583,804*		
Fondazione Cariparma	242,543,996	5,854,220	248,398,216	4.10	4.20
"Gruppo Lombardo"	197,308,603	2,453,576	199,762,179	3.34	3.37
including					
• *Banca Lombarda e Piemontese*	*133,453,355*	*194,832*	*133,648,187*		
• *I.O.R.* (*)	*42,917,536*	*2,258,744*	*45,176,280*		
• *Mittel*	*20,937,712*	-	*20,937,712*		
Commerzbank A.G.	190,975,117	65,642,610	256,617,727	3.23	4.34
Total Shareholders in the Syndicate	2,301,698,276	294,750,828	2,596,449,104	38.91	43.89
Total other Shareholders	-	3,000,043,374	3,000,043,374		50.71
Own shares	-	319,214,748	319,214,748		5.40
Total	2,301,698,276	3,614,008,950	5,915,707,226		100.00

(*) Shares with beneficial interest in favour of Mittel S.p.A.

Voting syndicate

On 11th April 2000 the main Shareholders of Banca Intesa signed a Voting syndicate which modified and/or integrated the one stipulated on 15th April 1999.
The agreement is designed to ensure continuity and stability of management policies regarding the activities of Banca Intesa and its subsidiaries and to guarantee the Banking group's independence and managerial autonomy in the future.

None of the parties to the Agreement may individually control the Company. The Syndicate operates through: a) the General

Meeting, comprising representatives of the parties to the Syndicate and which meets to consider any matter of common interest relating to the management of Banca Intesa and its subsidiaries; b) the Management Committee, which is composed by a number of members equal to the number of parties forming the Syndicate, plus a Chairman, if not elected among the Committee members. The Management Committee establishes Group budget, policies and strategies, financial reporting and dividend policies, capital increases, mergers, changes to the Company's Articles of Association, acquisitions and divestments of controlling interests and of financially or strategically significant businesses and, generally speaking, it expresses its view – in advance – on all relevant decisions for Banca Intesa and its subsidiaries. Furthermore, it appoints the Chairman, the Managing Director and/or the General Manager of Banca Intesa and the Chairmen, the General Managers and the Managing Directors of the principal subsidiaries; c) the Chairman, elected by the Management Committee, by an absolute majority of syndicated holdings.
The transfer of the syndicated shares is subject to pre-emption, with the exception of the transfer in favour of parent, subsidiary or sister companies as well as for the transfer of shares syndicated within "Gruppo Lombardo". The Agreement expires on 15th April 2005 and it will be tacitly renovated every three years, save for cancellation six months before the expiry date.

ADMINISTRATIVE BODIES

Shareholders' Meeting

In compliance with the Company's Articles of Association and current regulations in force, the Ordinary Shareholders' Meeting is called at least once a year and resolves upon:
- approval of the financial statements;
- appointment and revocation of Directors; appointment of the Statutory Auditors and the Chairman of the Statutory Auditors; determination of the related remuneration;
- appointment of the Independent Auditors and determination of the related compensation;
- responsibilities of Directors and Statutory Auditors;
- any other matter attributed by the law to the competence of the Shareholders' Meeting.

The Extraordinary Shareholders' Meeting resolves upon the changes in the Articles of Association, the issue of convertible bonds and any other matter attributed by the law to its competence.

Powers of Banca Intesa's administrative bodies

Board of Directors

In compliance with the Company's Articles of Association, the Board of Directors has the exclusive responsibility for the following decisions:
- determination of general operating policy;
- appointment of one or two Managing Directors and the delegation of the related powers;
- appointment of one or more General Managers, one or more Joint General Managers, one or more Deputy General Managers and the delegation of the related powers, on proposal of the Managing Director;
- purchase and sale of equity investments which lead to changes in the structure of the banking group;
- determination of general organisational structure as well as the creation of Committees or Commissions with consultative or coordination functions;
- determination of criteria for the coordination and direction of Group companies and for the implementation of the regulations of the Bank of Italy.

The most significant transactions – in terms of financial, economic or balance sheet impact – with related parties must be examined and submitted to the approval of the Board of Directors.

Executive Committee

The Board of Directors meeting held on 13th January 2004 attributed to the Executive Committee all the powers and responsibilities which are not exclusively reserved to the Board itself, within the limits which may be set out by Internal regulations, and in particular the Executive Committee has been attributed all the powers with regard to lending and credit risk with customers.
In case of urgency, the Committee may make resolutions on any operation provided that

decisions are not exclusively attributed to the Board of Directors. Committee decisions must be communicated to the Board in the first following meeting.

Chairman of the Board of Directors

The Company's Articles of Association set forth that the Chairman of the Board of Directors, Giovanni Bazoli, is responsible for the direction and coordination of Company business, the Company's bodies and of the Managing Director. The Chairman represents the Company before any third party, also in any judicial proceeding, and may sign in the name and on behalf of the Company.
In case of urgency, the Chairman of the Board of Directors may take decisions normally attributed to the Board of Directors and the Executive Committee, whenever the latter cannot meet, provided that decisions are not exclusively attributed to the Board. Should the Chairman be unavailable, the Deputy Chairmen or, in their absence, the Managing Director, have the same power. The competent Administrative Bodies must be informed of any such decisions in their first following meeting.
Furthermore, the Chairman is in charge of maintaining relationships with Shareholders, informing them, and – in agreement with the Managing Director – of external communication, relations with Authorities, as well as the programming of the Company's and the Group's initiatives related to culture, the safeguard and valorisation of the historic, archeologic and artistic heritage and the management of the Allowance for charitable, social and cultural contributions.

Managing Director and Chief Executive Officer

The Board of Directors, with resolution of 13th January 2004 reconfirmed Corrado Passera as Managing Director of Banca Intesa, delegating him all the powers as Chief Executive Officer (CEO) of the Bank and of Gruppo Intesa.
The Articles of Association set forth that the Managing Director, who is also General Manager, supervises management, within the powers he has been attributed and according to the general guidelines resolved upon by the Board of Directors; he is responsible for personnel management and determines the operating directives which are executed by General Management.
The Chief Executive Officer has been delegated all the ordinary and extraordinary administration powers with the sole exception of powers which may not be delegated according to the law and those which are reserved to the Board of Directors by the Articles of Association. Therefore, in addition to wide operating powers, the CEO has been delegated powers over: the definition of human resources development and management policies; the formulation of proposals on the Company's and the Group's organisational structure and strategic guidelines; the operating plans and budgets to be submitted to the approval of the Board of Directors; the acquisition and disposal of equity investments, with the prior authorisation of the Board, if such operations lead to variations in the Banking group. The CEO has the faculty sub-delegating to employees and to third parties one or more of his attributions.

The Board of Statutory Auditors

The Board of Statutory Auditors is made up of five Auditors and two Alternate Auditors. It supervises on compliance with the law and the Articles of Association; on the respect of the principles of fair management; on the adequacy of the Company's organisational structure as concerns competences, the internal control system and the accounting – bookkeeping system as well as on the reliability of the latter in the correct representation of operations. It also carries out the other functions with which it is charged by the law and by regulations and supervisory provisions in force.

CORPORATE GOVERNANCE CODE OF BANCA INTESA

Banca Intesa decided to comply with the "Corporate governance code of listed companies" and each year, starting from 2001, provides the market with detailed information on its Corporate Governance system, which is described below.

Composition and role of the Board of Directors

The Board of Directors plays a central role in the organisation and is responsible for strategic and organisational guidelines.
The Articles of Association reserve to the exclusive responsibility of the Board of Directors the following matters:

determination of general operating policy; purchase and sale of equity investments which lead to changes in the Banking group; appointment of the Managing Directors and of the Executive Committee and the delegation of the related powers; determination of general organisational structure; formation of committees with specific consulting or coordination functions; definition of criteria for the direction and coordination of Group companies.
Again, the Articles of Association set forth that the Board of Directors determines the means and the timing according to which the most significant decisions taken by deleguees must be notified to the Board.

Normally, the most significant operations in terms of financial, economic or balance sheet impact are submitted to the approval of the Board of Directors. The Internal regulations approved in the meeting held on 11th February 2003 reserve to the Board the examination and the approval of the most significant transactions (identified on the basis of qualitative and/or quantitative criteria) with related parties (including intergroup transactions).
Furthermore, it must be noted that, as provided for by Art. 136 of the Testo Unico Bancario (the combined banking regulations) and by the related Instructions issued by the Bank of Italy, direct or indirect business relations between the Company and the latter's employees are submitted to the Board of Directors (which must approve them unanimously) and must be positively valued by all the members of the Board of Statutory Auditors, without prejudice to the obligations concerning Directors' interests pursuant to Art. 2391 of the Italian Civil Code.

The Articles of Association set forth the information which must be provided, in a timely fashion and in any case at least quarterly, for Board or Committee meetings. Such information refers to Company activities and the most important transactions and ensures that the Directors and the Statutory Auditors have the same information.

The Articles of Association set forth that the Board of Directors must meet at least once every two months. Normally the Board meets 11 times per year; 10 meetings were held in 2003. 11 meetings have also been scheduled for the current year.
11 Executive Committee meetings were held in 2003.

Also in consideration of the regularity of its meetings, the Board of Directors is capable of taking authoritative and effective actions and its composition ensures that the Company's interest and the maximisation of Shareholder value are the primary objectives of its decisions.

Internal regulations which set rules on the running of Board of Directors meetings have been approved for the purpose of ensuring that every Director can participate in the meetings in a meditated and prepared way and take documented decisions. In particular, these rules provide for the documentation regarding the agenda which must be at the disposal of Directors.
Directors and Statutory Auditors are summoned to the Board meetings in advance and in time and the convocation is accompanied by the agenda of the meeting of all matters to be discussed. The reports and the proposals on the matters to be discussed are normally transmitted together with the agenda of the meeting or in the immediately subsequent days, with the exception of urgent cases or when there is the need to ensure particular confidentiality in the proposals. In this latter case, extensive discussion of every matter and particular attention to documentation not transmitted in advance will be ensured during the meeting.
Heads of specific structures or their substitutes may be invited to participate to Board meetings. They may, if required report on the matters of their respective competence but may not vote.
The Board of Directors is mostly made up of Non-executive directors (who are not attributed any operating powers and/or management functions within the Company), sufficient to guarantee, both in terms of number and competence, that their judgement carries a significant weight in the decisions taken by the Board. Of the 23 Directors currently in service, only one, the Managing Director and CEO, Corrado Passera, is charged with operating powers, and is therefore an Executive director.
As verified by the Board of Directors held on 10th February 2004, considering also the information provided by Directors themselves

in the Board there are 7 Non-executive directors who are independent, in that:

a) they do not have, directly, indirectly or on behalf of third parties, nor have recently had any business relations with the Company, its subsidiaries, the Executive directors, the shareholder or the group of shareholders which control the Company so to influence their autonomous judgement;
b) they do not have, directly, indirectly or on behalf of third parties, shareholdings which enable them to control or to influence the Company, nor take part in shareholders agreements for the control of the Company;
c) are not close relations to the Company's Executive directors or of subjects which may be in the situations indicated in letters a) and b) above.

The Company's Independent directors are:

- Giovanni Ancarani
- Francesco Arcucci
- Benito Benedini
- Giampio Bracchi
- Paolo Fumagalli
- Giangiacomo Nardozzi
- Eugenio Pavarani

For this purpose it must be noted that the valuation of the independence of Directors was prudentially carried out based on restrictive criteria, excluding, in particular, Directors who have other posts in the companies taking part in Intesa's Voting syndicate.

All Directors, also in consideration of their considerable professional qualifications – they must, among other things, have the professional requisites provided for by current legislation and supervisory regulations – are fully aware of the responsibilities associated with their post and therefore act and decide in full autonomy and conscious of their responsibilities.

The Board of Directors currently in service was appointed for a three-year period by the Shareholders' Meeting held on 13th January 2004 and will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2006.
As concerns the composition of the Board and the appointments held by Directors in other companies, please refer to the indications provided hereafter.

The Executive Committee, appointed by the Board of Directors held on 13th January 2004, is composed by:

- Giovanni Bazoli
- Giampio Bracchi
- Corrado Passera
- Ariberto Fassati
- Giancarlo Forestieri
- Mariano Riestra

The Chairman of the Board of Directors, Giovanni Bazoli – who has not been delegated any operating powers – has been charged by the Articles of Association with an important role in spurring and coordinating the activities of the Company, the Board of Directors, the Managing Director and the Executive Committee.
He is in charge of calling the Board meetings, defining the relative agendas and ensuring that Directors are provided with all the information necessary to evaluate the matters which will be submitted to their approval; lastly, he is in charge of relations with Shareholders.

In addition to wide operating powers, the Managing Director and Chief Executive Officer, Corrado Passera, has been delegated powers over: the definition of human resources development and management policies; the formulation of proposals on the Company's and the Group's organisational structure and strategic guidelines; the operating plans and budgets to be submitted to the approval of the Board of Directors; the acquisition and disposal of equity investments, with the prior authorisation of the Board, if such operations lead to variations in the Banking group.

Appointment and remuneration of Directors

The proposals for the appointment of the Directors are formulated by Shareholders directly at the Shareholders' Meeting. Since the "list system" is not provided for by the Articles of Association and in order to ensure Shareholders utmost freedom with regard to these proposals, Shareholders are not requested to deposit their proposals in advance at the Company's registered office, with complete information with regard to nominees. It must however be underlined that all Shareholders are normally acquainted with the personal traits and professional qualifications of the nominees, given the

latter's popularity and authoritativeness and that it is standard practice that the curriculum of nominees is read out at the Shareholders' Meeting.

In consideration of the Shareholder base and the existence of a Voting syndicate between Banca Intesa's main Shareholders, which, among other things, provides for the identification of the nominees for the Board of Directors, the Company did not deem it necessary to form a Nomination committee. The components of the Board of Directors in service have been proposed by the members of the Voting syndicate.

A specific Remuneration committee has been set up within the Board of Directors and is made up of three Non-executive directors – currently, the Chairman Giovanni Bazoli, the Deputy Chairman, Giampio Bracchi, and the Director, Gino Trombi – and the Chairman of the Board of Statutory Auditors, Gianluca Ponzellini. Such commission is responsible for determining the remuneration of the Chairman and Deputy Chairmen of the Board of Directors as well as that of the Managing Director and proposing such remuneration to the Board of Directors, which is responsible for the relevant resolution pursuant to Art. 2389 of the Italian Civil Code. The Chairman or the Deputy Chairman must not be present when the Commission examines and expresses its opinion on their respective remuneration. The Commission examines and expresses its opinion on stock option plans and proposes the options to be assigned to the Managing Director in such plans.

The compensation of the Managing Director, determined by the Board, is made up of a fixed amount and variable sum which depends on results.
Details on the compensation received by Directors, are contained in the Notes to the consolidated financial statements as at 31st December 2003.

For the purpose of ensuring a deeper commitment in the Company's strategy through the direct participation in the Company's performance, the Extraordinary Shareholders' Meeting held on 17th December 2002 approved a three-year stock option plan in favour of the management of the Group, after the revocation of the previous plan which had been approved by the Shareholders' Meeting of 1st March 2001. For further information on the stock option plan (guidelines, duration, conditions, assignment regulations, and so on) please refer to the specific section of the Report to the consolidated financial statements as at 31st December 2003.

Internal control system

Since it is a bank, Banca Intesa has the internal control system and the structure in charge of control that are compliant with Bank of Italy regulations, which are even more detailed and binding than those provided for by the Corporate governance code. The internal control system is capable of adequately monitoring the Company's typical business risks and the economic and financial situation of the Company and the Group. Internal control functions are entrusted to Internal Auditing which is responsible for ensuring a constant and independent surveillance action on the regular progress of Banca Intesa's operations and processes, as well as preventing or identifying anomalous or risky behaviour or situations, assessing the functionality of the overall internal control system.
Furthermore, Internal Auditing is responsible for ensuring surveillance over the internal control systems of subsidiaries, even via the direction and guidance of their respective internal auditing structures.
The Manager in charge of Internal auditing does not report to any head of operating areas and refers periodically to the Board, the Managing Director and Statutory Auditors.

Considering the complex structure of the internal auditing system (which is described in detail in a specific chapter of the Report to the consolidated financial statements as at 31st December 2003), which is also subject to the supervision of the Bank of Italy, until now it was decided not to set up an Internal control committee. The relevant functions are currently carried out by the Board of Directors and the Executive Committee and, of course, by the Board of Statutory Auditors. It was considered that the creation of this Committee would, in fact, be a potential superstructure which would not materially strengthen the governance and control systems already in place. In particular, the functions of that body correspond to control systems which already exist or are in any case easily integrated in the current governance model, in which the Board may

already make its assessments and decisions based on precise information, performing a considerable control function which accompanies that institutionally carried out by the Board of Statutory Auditors.

The Board is responsible for the approval of the periodic reports prepared by Internal auditing, in compliance with the instructions for banks and financial intermediaries issued by the competent supervisory authorities. Such reports are transmitted to Directors sufficiently in advance before the Meeting, in which normally the Head of the Department takes part, illustrating the reports and providing the clarifications required by Directors, in response to their observations.

Transactions with related parties

As already mentioned, Internal regulations on transactions with related parties were approved last year. These define the guidelines for closing transactions with related parties and, in particular, i) the most significant transactions in terms of financial, economic or balance sheet impact (identified using qualitative and/or quantitative criteria), must be submitted to the approval of the Board of Directors, as well as ii) the general criteria for information to be provided to the Board with regard to transactions with related parties, if they fall within the autonomy of the Managing Director or of other competent structures, for the purpose of ensuring the fairness in the procedures and the substance of such transactions.
Such regulations set out that if the proposed business relation is with a Director or, if in any case, a Director has an interest – even only potential or indirect – in a transaction, the Director concerned promptly informs the Board in detail and abandons the Board Meeting when the issue is discussed.
Where the nature, value or other aspects of a transaction with related parties make this necessary, the Board, in order to avoid different conditions being agreed from those that would presumably have been agreed between unrelated parties, shall ensure that the transaction is concluded with the assistance of independent experts for the provision of financial, and/or legal and/or technical advice (fairness opinion and legal opinion).
Lastly it must be noted that during 2003 a specific internal IT systems was prepared which permits the census and update of related parties and the monitoring of the transactions made by such parties.
For transactions with related parties made in 2003, please refer to the specific chapter the Report.

Confidential information

Pursuant to provisions contained in Art. 6 of the Corporate governance code of listed companies, the Board resolved upon the adoption of specific Internal regulations for the treatment of confidential information and for the disclosure of documents and information.
Such regulations set forth that the Chairman and the Managing Director are responsible for the handling of confidential information regarding the Bank and its Group and define how Directors, Statutory Auditors and Employees must handle such confidential information, prescribing the adoption of every necessary caution in the treatment of confidential information so that its confidentiality is not prejudiced.
The regulations also define the procedures which must be applied in the communication of corporate documents and information, in particular as concerns price- sensitive information, i.e. information which is not available to the general public which, if disclosed, may significantly affect the price of the Bank's and/or of the subsidiaries' shares.
The adoption of the procedure above is aimed at preventing that information regarding the Company is communicated selectively or in an untimely or incomplete manner. Particular attention is paid to the diffusion of price-sensitive information.

The Board of Directors also resolved upon the adoption of the Internal dealing code which defines the disclosure requirements for transactions carried out by "Relevant parties" on financial instruments issued by the Bank and by Group companies.
Such Code has been issued pursuant to provisions set forth in the Regolamento dei mercati organizzati e gestiti da Borsa Italiana S.p.A. (Regulations of the Markets organised and managed by Borsa Italiana S.p.A.) for the purpose of ensuring transparency and uniform information to the market regarding the transactions carried out for their personal portfolios by Directors, Statutory Auditors, General Managers and other "Relevant parties" on listed financial instruments issued

by Banca Intesa and by other Group companies.
The Code sets forth that transactions on listed financial instruments issued by Banca Intesa S.p.A. and by other Group companies carried out by "Relevant parties" must be communicated according to the timing provided for by the aforementioned Regolamento di Borsa. The Code is even more binding since it provides for quarterly disclosure for transactions which, individually or cumulated with other transactions carried out in each reference quarter, equal or exceed 25,000.00 euro for each declaring party and prompt disclosure for transactions which exceed 125,000.00 euro for each declaring party.
The exercise of stock options or other option rights are included in the disclosure requirements contained in the Code.
In the case of disposals, if shares sold derive from the simultaneous exercise of stock options, this must also be indicated.
The Code also forbids transactions by "Relevant parties" in the 30 days preceding the Board of Directors meeting summoned to approve the draft annual financial statements and the half-year report and in the 15 days preceding the Board of Directors meeting summoned to approve the quarterly reports.

Relations with Shareholders

As regards relations with Shareholders, it must be noted that external relations with shareholders and institutional investors have long been attributed to specific and distinct specialised structures, with adequate professional capabilities and supports: the External Relations Unit – Investor Relations (tel: +39 02 87943180; fax: +39 02 87943123; e-mail: investorelations@bancaintesa.it), as concerns institutional investors, and the Legal Affairs Unit – Shareholder Relations (tel: +39 02 87937595; fax: +39 02 87937892), as regards relations with other Shareholders.
Within the Banca Intesa website there is a specific "Investor Relations" section, which enables all interested parties to have access to a wide spectrum of economic and financial information on Gruppo Intesa, in addition to the possibility of requesting information by e-mail, directly to the relevant offices.
As concerns relations with the press – without prejudice to the powers attributed to the Chairman and the Managing Director of Banca Intesa – in the External Relations Unit there is a specific Media Relations Department which is the exclusive reference point in the relations with Italian and foreign media for both Banca Intesa and Group companies.
Normally, price-sensitive press releases are approved by the Board of Directors – or in urgent cases – by the Chairman or the Managing Director.

The Company has always actively favoured the widest possible participation of Shareholders in the Shareholders' Meeting, which certainly represents a moment of effective and fundamental dialogue and coordination between the Company and its investors, which are provided with relevant documentation with timeliness.

With regard to the approval of a specific regulation on the Shareholders' Meeting, it must be noted that past experience on the Shareholders' Meetings and on the participation of each Shareholder to the discussion proves that is possible to ensure a fair and effective meeting even without a specific regulation, which could, on the contrary, turn out to be scarcely flexible.
Since the Articles of Association explicitly attribute to the Chairman the power to verify the correct constitution of the Meeting, to ascertain the Shareholders' right to speak and vote, to regulate the business in the Shareholders' Meetings and define the means of vote, it is deemed better to continue in the Company's practice.
This basically entails that, at the beginning of each Meeting, the Chairman identifies the main rules which must be complied with especially during the discussion.

Statutory Auditors

The current Board of Statutory Auditors was elected by the Shareholders' Meeting held on 30th April 2002 for a three-year period and will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2004. It is made up of five Auditors and two Alternate Auditors. The composition of the Board and the appointments held by Statutory Auditors in other companies, is provided in a table hereafter.

The appointment occurred, as set forth by Art. 23 of the Articles of Association, with the "list voting" mechanism, that requires presentation of the lists of nominees ten days before the date of the Shareholders' Meeting.
Each list of candidates may be submitted by Shareholders representing at least 2% of ordinary share capital. In the aforementioned Shareholders' Meeting there was only one list of candidates – with the relative curricula – proposed by members of Banca Intesa's Voting syndicate.
Members of the Board of Statutory Auditors participate to the Board of Directors and Executive Committee meetings.
The Articles of Association set forth that the appointment as Statutory Auditor for Banca Intesa is incompatible with similar appointments in more than five other listed companies, with the exclusion of companies which are part of the Gruppo Intesa.

Code of ethics

In 2002 the Board of Directors resolved upon the adoption of the Group's Internal code of ethics, an instrument of corporate culture, which sets forth utmost confidentiality, fairness and honesty in the behaviour both within the Company and in relations with the market.
Such Code integrates both the so-called "Codice intermediari" (code for intermediaries) required by current regulations on investment services, and other, more specific rules regarding corporate ethics. It is a "declaration of principles", in which such principles are translated into rules for all those to which the Code is applied, that is Directors, Statutory Auditors, Employees, Consultants and, in general all the third parties which come into contact with the Company.

Organisational model as per Legislative Decree 231/2001

Lastly, it must be noted that the Board of Directors, held on 8th March 2004, approved the structure of the organisation, management and control model as per Legislative Decree 231/2001 (concerning the administrative responsibility of entities).

COMPOSITION OF THE BOARD OF DIRECTORS

The Board of Directors of Banca Intesa currently in service, appointed by the Shareholders' Meeting held on 13th January 2004, is made up of 23 members. In compliance with the recommendations contained in the Corporate governance code of listed companies, hereafter is the list of the Directors with the indication of their appointments in Gruppo Intesa and in other listed companies or in other banks, financial and insurance companies.

Giovanni Bazoli
Chairman and member Executive Committee Banca Intesa S.p.A., Chairman Mittel S.p.A., Director Alleanza Assicurazioni S.p.A., Director Banco di Brescia S.p.A., Deputy Chairman Banca Lombarda e Piemontese S.p.A.

Giampio Bracchi
Deputy Chairman and member Executive Committee Banca Intesa S.p.A., Chairman Intesa Sistemi e Servizi S.p.A., Director Banca del Sempione S.A., Director BKN Corporate Finance.

M. René Carron
Deputy Chairman Banca Intesa S.p.A., Chairman Caisse Locale de Crédit Agricole de Yenne, Chairman Caisse Régionale de Crédit Agricole des Savoie, Chairman Crédit Agricole S.A., Director Crédit Agricole Indosuez S.A., Director Crédit Lyonnais S.A., Director Sofinco S.A., Deputy Chairman Federation Nationale du Crédit Agricole, Director Rue Imperiale de Lyon S.A., Director Fonds Cooperation Crèdit Agricole Mutuel.

Corrado Passera
Managing Director and Chief Executive Officer, General Manager and member Executive Committee Banca Intesa S.p.A., Director Crédit Agricole S.A., Director Olimpia S.p.A., Director Rcs MediaGroup S.p.A.

Giovanni Ancarani
Director Banca Intesa S.p.A.

Francesco Arcucci
Director Banca Intesa S.p.A., Chairman Banca del Sempione S.A., Director Société Européenne de Banque based in Luxembourg, Director Equinox Management Company S.A. in Luxembourg.

Benito Benedini
Director Banca Intesa S.p.A., Director Axa Cattolica Previdenza in Azienda S.p.A., Director EBA European Brokers Associated S.p.A., Director European Brokers Associated Ltd..

Antoine Bernheim
Director Banca Intesa S.p.A.,
Chairman Assicurazioni Generali S.p.A.,
Director Banca della Svizzera Italiana,
Director Ciments Français,
member Supervisory Board Eurazeo,
Director Generali France Holding,
Director Generali Holding Vienna AG,
Deputy Chairman LVMH Louis Vuitton,
Director Mediobanca S.p.A.,
Director Christian Dior S.A., Director Aachener und Munchener Beteiligungs AG,
Deputy Chairman Bollorè,
Director Rue Imperiale de Lyon S.A..

M. Jean-Frédéric de Leusse
Director Banca Intesa S.p.A., Director and member Executive Committee Crédit Agricole S.A., General Manager Federation Nationale du Crèdit Agricole.

Alfonso Desiata
Director Banca Intesa S.p.A., Deputy Chairman Alleanza Assicurazioni S.p.A., Deputy Chairman Banca Popolare FriulAdria S.p.A..

Ariberto Fassati
Director and member Executive Committee Banca Intesa S.p.A., Director AXA Assicurazioni S.p.A., member Executive Committee Crédit Agricole S.A., Chairman Crédit Agricole Asset Management Sgr S.p.A., Deputy Chief Executive Officer Crédit Agricole Indosuez S.A., Chairman Crédit Agricole Indosuez Cheuvreux Italia Sim, Director Crédit Foncier de Monaco, Chairman Crèdit Agricole Indosuez Holding Italia Due S.I.L., Chairman IAF S.p.A.- Istituto Fiduciario, Chairman Selezione e Distribuzione Sim S.p.A., Chairman Crédit Agricole Indosuez Private Banking S.p.A., Chairman Crédit Agricole AIPG sgr S.p.A., as well as member of Board of Directors of other companies of the Crédit Agricole group.

Giancarlo Forestieri
Director and member Executive Committee Banca Intesa S.p.A., Director Alleanza Assicurazioni S.p.A., Chairman Cassa di Risparmio di Parma e Piacenza S.p.A..

Paolo Fumagalli
Director Banca Intesa S.p.A., Deputy Chairman Azzurra Assicurazioni S.p.A., Director Cofimo Sim S.p.A., Director Intesa Holding Centro S.p.A., Chairman Intesa Vita S.p.A., Chairman Intesa Previdenza S.p.A..

Jorge Manuel Jardim Gonçalves
Director Banca Intesa S.p.A., Chairman Banco Comercial Portugues S.A., Chairman Banco Comercial de Macau S.A., Chairman Banco de Investimento Imobiliario S.A., Chairman BCP Investimento – Banco Comercial Portugues de Investimento S.A., Chairman Banco Expresso Atlantico S.A., Director Banco de Sabadell S.A., Chairman CrédiBanco – Banco de Crédito Pessoal S.A., Chairman Interbanco S.A., Deputy Chairman NovaBank S.A., Chairman Banco Activo Bank S.A., Chairman Seguros e Pensoes Gere SGPS S.A., Chairman ServiBanca – Empresa de Prestaçao de Serviços ACE, member Supervisory Committee Bank Millennium S.A., Chairman Fundaçao Banco Comercial Portuguès.

M. Jean Laurent
Deputy Chairman Banca Intesa S.p.A., Deputy Chairman Banco Espirito Santo, General Manager Crédit Agricole S.A., Chairman Crédit Agricole Indosuez S.A., Chairman Crédit Lyonnais S.A., Director Rue Imperiale de Lyon S.A..

M. Michel Le Masson
Director Banca Intesa S.p.A., Director Crèdit Agricole Indosuez Luxembourg, Director Crèdit Agricole Investor Services Bank Luxembourg, Director Crèdit Agricole Indosuez (Suisse) S.A., Director Crèdit Foncier de Monaco (CFM), Director Crèdit Agricole Indosuez Holding Italia Due S.I.L., Chairman Supervisory Board Lukas Bank, Director Emporiki Bank, Director Banco Espirito Santo, Chairman Supervisory Board Crèdit Agricole Deveurope BV.

Giangiacomo Nardozzi
Director Banca Intesa S.p.A., Chairman Banca Caboto S.p.A., Director Rcs MediaGroup S.p.A..

Eugenio Pavarani
Director Banca Intesa S.p.A..

Giovanni Perissinotto
Director Banca Intesa S.p.A., Managing Director Assicurazioni Generali S.p.A., Chairman Banca Generali S.p.A., Director

Banca Nazionale del Lavoro S.p.A., Director Banca della Svizzera Italiana, Chairman Belgica Insurance Holding, Director Generali Asset Management Sgr S.p.A., Director Generali Finance BV, Director Generali France Holding, Chairman Generali Finances S.A., Chairman Flandria Participation Financières, Director Participatie Maatschappij Graafschap Holland NV, Director Transocean Holding Corporation, Director Pirelli S.p.A., as well as Director in other companies of the Generali group.

Mariano Riestra
Director and member Executive Committee Banca Intesa S.p.A., Deputy Chairman Commerzbank Belgium S.A., member Supervisory Board Commerzbank International S.A., member Supervisory Board Commerzbank NV.

Sandro Salvati
Director Banca Intesa S.p.A., Chairman and Managing Director Alleanza Assicurazioni S.p.A., Chairman La Venezia Assicurazioni S.p.A..

Eric Strutz
Director Banca Intesa S.p.A., Director Cominvest Asset Management GmbH, Deputy Chairman CommerzLeasing und Immobilien AG, Director Comdirect Bank AG, Director Commerzbank Auslandsbanken Holding AG, Director Commerzbank Inlandsbanken Holding AG, Director Commerzbank International S.A., Director Erste Europaische Pfandbrief- und Kommunalkreditbank AG, Director Hypothekenbank in Essen AG.

Gino Trombi
Director Banca Intesa S.p.A., Chairman Banco di Brescia San Paolo Cab S.p.A., Chairman Banca Lombarda e Piemontese S.p.A., Director Risparmio e Previdenza S.p.A., Chairman Banca Lombarda Preferred Capital Company LLC..

COMPOSITION OF THE BOARD OF STATUTORY AUDITORS

Hereafter is the list of Banca Intesa's Statutory Auditors with the indication of their appointments in listed companies.

Gianluca Ponzellini
Chairman Board of Statutory Auditors Banca Intesa S.p.A., Chairman Board of Statutory Auditors Autogrill S.p.A., Chairman Board of Statutory Auditors De Longhi S.p.A..

Francesco Paolo Beato
Statutory Auditor Banca Intesa S.p.A..

Paolo Colombo
Statutory Auditor Banca Intesa S.p.A., Statutory Auditor ENI S.p.A., Chairman Board of Statutory Auditors Sirti S.p.A., Statutory Auditor Saipem S.p.A., Director Mediaset S.p.A..

Franco Dalla Sega
Statutory Auditor Banca Intesa S.p.A..

Bruno Rinaldi
Statutory Auditor Banca Intesa S.p.A..

CORPORATE GOVERNANCE CODE – SUMMARY TABLES

Board of Directors (data refers to 2003)							Internal Control Committee *		Remuneration Committee		Nomination Committee (if present) ◊		Executive Committee (if present)	
	Members	executive	non-executive	independent	(****)	Number of other appointments **	(***)	(****)	(***)	(****)	(***)	(****)	(***)	(****)
Chairman	Bazoli Giovanni		X		100%	4			X				X	90%
Managing Director and CEO	Passera Corrado	X			100%	3							X	100%
Deputy Chairman	Lucchini Luigi		X		40%	1			X					
Deputy Chairman	Laurent Jean		X		40%	5								
Deputy Chairman	Bracchi Giampio		X	X	100%	3							X	100%
Director	Ancarani Giovanni		X	X	70%	—								
Director	Arcucci Francesco		X	X	100%	3								
Director	Autheman Antoine		X		30%	5								
Director	Benedini Benito		X	X	90%	3								
Director	Bernheim Antoine		X		80%	12								
Director	Carron René		X		30%	9								
Director	Desiata Alfonso		X		90%	2								
Director	Fassati Ariberto		X		90%	11							X	100%
Director	Forestieri Giancarlo		X		90%	2							X	90%
Director	Fumagalli Paolo		X	X	90%	5								
Director	Jardim Gonçalves Jorge Manuel		X		40%	14								
Director	Gramat Gilles		X		10%	5								
Director (deceased on 25/9/03)	Modigliani Franco		X	X	0	1								
Director	Nardozzi Giangiacomo		X	X	100%	2								
Director	Pavarani Eugenio		X	X	100%	—								
Director	Perissinotto Giovanni		X		90%	13								
Director (in service from 22/7/03)	Riestra Mariano		X		50%	3							X	20%
Director (ceased on 22/7/03)	Von Ruedorffer Axel F.		X		34%	14							X	17%
Director	Salvati Sandro		X		90%	2								
Director	Strutz Eric		X		30%	8								
Director	Trombi Gino		X		80%	4			X					

* Summarised explanations for the absence of the Committee or for a composition other than that recommended by the Code: the Internal control committee has not been appointed since this body would potentially represent a superstructure and would not materially strengthen the governance and control systems already in place.

◊ Summarised explanations for a composition other than that recommended by the Code: it was not deemed necessary to appoint a Nomination committee due to the composition of the shareholder base and the existence of a Voting syndicate which has among its purposes the designations of the components of the Board of Directors.

Number of meetings held in the reference year	Board: 10	Internal Control Committee: —	Remuneration Committee: —	Nomination Committee: —	Executive Committee: 11

(*) The star indicates that the Director has been appointed from lists presented by minority shareholders.
(**) This column indicates the person's number of appointments as director or statutory auditor in other companies listed in regulated markets, even abroad, and in financial, banking, insurance or large companies. In the Report on corporate governance such appointments are set out in detail.
(***) In this column "X" indicates that the Director is part of the relevant Committee.
(****) This column indicates the percentage participation of Directors respectively to Board of Directors and Committee meetings.

Board of Statutory Auditors

	Components	Percentage of participation to the meetings of the			Number of other appointments (**)
		Board of Statutory Auditors	Board of Directors	Executive Committee	
Chairman	Ponzellini Gianluca	100%	80%	100%	2
Statutory Auditor	Beato Francesco Paolo	77%	100%	100%	–
Statutory Auditor	Colombo Paolo Andrea	50%	100%	100%	4
Statutory Auditor	Dalla Sega Franco	77%	100%	82%	–
Statutory Auditor	Rinaldi Bruno	59%	90%	91%	–
Alternate Auditor	Giolla Paolo				
Alternate Auditor	Sarasso Carlo				
Number of meetings held in the reference year: 34 (Board of Statutory Auditors); 10 (Board of Directors); 11 (Executive Committee)					
Quorum required for the presentation by minority shareholders of the lists for the election of one or more Statutory Auditors (as per Art. 148 TUIF - Legislative Decree 158/1998 Combined regulations on financial intermediation): 2% of ordinary share capital.					

(*) The star indicates that the Statutory Auditor has been appointed from lists presented by minority shareholders.
(**) This column indicates the person's number of appointments as director or statutory auditor in other companies listed on the Italian regulated markets. In the Report on corporate governance such appointments are set out in detail.

OTHER PROVISIONS OF THE CORPORATE GOVERNANCE CODE

	YES	NO	Explanation of non-compliance with Code recommendations
System of delegated powers and transactions with related parties			
Does the Board delegate powers, defining their: a) limits b) means of exercise c) and frequency of communication?	 X X X		
Has the Board reserved to itself the examination and approval of operations which are particularly significant in terms of statement of income, balance sheet and financial impact (including transactions with related parties)?	X		
Has the Board defined the guidelines and the criteria for the identification of "significant" transactions?	X		
Are the guidelines and criteria above described in the report?	X		
Has the Board defined specific procedures for the examination and approval of transactions with related partied?	X		
Are procedures for the approval of transactions with related parties described in the report?	X		
Procedures applied in the most recent appointments of Directors and Statutory Auditors			
Did the deposit of the proposal for the appointments to the position of director occur at least ten days in advance?		X	The appointments to the position of director occurs based on the proposals presented by shareholders. Since there is no list voting mechanism provided for by the Articles of Association, shareholders are not obliged to disclose the proposal they intend to make in advance.
Were the proposals for the appointments to the position of director accompanied by detailed information?		X	The candidates' curricula were disclosed during the Shareholders' Meeting which appointed directors.
Were the proposals for the appointments to the position of director accompanied by the indication of their eligibility as independent directors?		X	
Did the proposal for the appointments to the position of statutory auditor occur at least ten days in advance?	X		
Were the proposals for the appointments to the position of statutory auditor accompanied by detailed information?	X		
Shareholders' Meetings			
Has the company approved a regulation for the Shareholders' Meeting?		X	Past experience has shown that it is possible to ensure the correct functioning of the Shareholders' Meeting even without a specific regulation. Furthermore, at the beginning of every Meeting, the Chairman exercising the powers delegated by the Articles of Association, identifies the main guidelines to be used especially in discussion.
Is the regulation attached to the report (or does the report indicate where it may be obtained or downloaded)?		X	
Internal control			
Has the company appointed people operating in the internal control system?	X		
Are they hierarchically independent from the heads of operating areas?	X		
Organisational unit in charge of internal control (as per Art. 9.3 of the Italian Civil Code)	Internal auditing		
Investor relations			
Has the company appointed a head of investor relations?	X		
Organisational unit and references (address/telephone/fax/e-mail) of the head of investor relations	Head of Investor Relations: P.zza Scala 6 - 20121 Milano tel: +39 02 87943180 fax: +39 02 87943123 – e-mail: investorelations@bancaintesa.it		

RELATIONSHIPS BETWEEN GROUP COMPANIES AND RELATED PARTIES

As already illustrated in the Annual report 2002, pursuant to the recommendation contained in the Corporate governance code of listed companies to which Banca Intesa complied, the Parent Company adopted "Internal regulations on transactions with related parties". This document defines the guidelines for closing transactions with such parties and, in particular, i) the most significant transactions in terms of financial, economic or balance sheet impact must be submitted to the approval of the Board of Directors, as well as ii) the general criteria for information to be provided to the Board with regard to transactions with related parties, if carried out by delegated bodies or structures, for the purpose of ensuring the fairness in the procedures and the substance of such transactions.

For the implementation of such Internal regulations, the Parent Company sets out and constantly updates a list of "related parties" which is notified to central and peripheral structures and to subsidiaries. The identification of "related parties" is based on the definitions provided by Consob in Communication 2064231 of 30th September 2002.

Compensation, holdings and stock option plan

Compensation paid to Directors, Statutory Auditors and the General Manager is described in a specific section of the Notes to the consolidated financial statements.

This section of the Report on operations provides analogous information on equity investments in Banca Intesa and in other Group companies, directly or indirectly held by Directors, Statutory Auditors and the General Manager and on the stock option plan resolved upon by the Extraordinary Shareholders' Meeting held on 17th December 2002 in favour of managers of Banca Intesa and Group companies.

Loans and guarantees to Directors, Statutory Auditors and the General Manager The balances as at 31st December 2003 of exposures to Directors, Statutory Auditors and the General Manager amounted to 0.1 million euro and due to the same counterparties amounted to 1.5 million euro.

There are no guarantees or commitments outstanding in favour of such parties as at 31st December 2003.
The relations with such parties are exclusively held by the Parent Company and are regulated at standard market rates or are aligned with the most favourable conditions applied to personnel.

Loans and guarantees to Group companies and other equity investments

Within Gruppo Intesa, the relationships among its various economic entities are inspired to centralisation criteria as regards basic management and control activities, integrated with direction and assistance activities performed through consultancies in the fields of law, economic analysis, organisation and resource management.
As for the services supporting banking activities a marked decentralisation is pursued, in application of a policy aimed at concentrating each company's energies and resources on the realisation of its own core business. To this aim specialised support companies were established, responsible for carrying out activities for Banca Intesa and, to differing extents in relation to the needs emerged in the various operating units, for other Group companies. These activities include: management of the IT and data processing systems, management and recovery of doubtful loans originated by Group banks, personnel training. Instead, product companies have the task of managing financial products and services – ranging from mutual funds to bancassurance products to fiduciary services – and near-bank services, such as leasing, factoring and long-term credit and are assigned to the sales networks of Group companies.

Notwithstanding all mentioned above, the relationships with subsidiaries are seen within the normal operations of a multifunctional Group and correspondent relations for services rendered, deposits and financings (for banks) or interventions destined to finance activities performed in various sectors (for other companies).
With the purpose of utilising existing synergies, agreements were stipulated between the Parent Company Banca Intesa and certain Group companies regarding, as mentioned, the distribution of financial

products and/or services or assistance, consultancy, or more generally the provision of services complementary to banking activities.

Balances as at 31st December 2003 of the credit/debit relations and of guarantees and commitments to Group companies as well as to other significant equity investments contained in the consolidated financial statements are summarised in the table below.

(in millions of euro)

Relationships	Balance with unconsolidated Group companies	Balance with other equity investments as per Art. 2359 of the Italian Civil Code
Credits	45	1,247
Debits	16	196
Guarantees and commitments	1	102

The corresponding items in the Parent Company's financial statements, and therefore inclusive of the intergroup relations with consolidated subsidiaries, are summarised in the table below.

(in millions of euro)

Relationships	Balance with Group companies	Balance with other equity investments as per Art. 2359 of the Italian Civil Code
Credits	36,187	934
Debits	12,274	80
Guarantees and commitments	4,919	87

The complete list of Group companies and other significant equity investments is provided in the Notes to the consolidated financial statements.

The economic effects connected with the above-mentioned relationships are normally regulated on the basis of market conditions applied to primary customers. In the case of services provided by specialised support companies – as well as by the Parent Company, when operating in the same way – economic relationships are regulated on a minimum cost basis, at least with the recovery of the relevant operating and general expenses, in consideration of the fact that they are captive companies.
More favourable conditions compared to the market's are instead applied to loans to Intesa Gestione Crediti, in consideration of its specific operations.

Loans and guarantees to other related parties

"Other related parties" refer to:

a) companies taking part in Banca Intesa's Voting syndicate;
b) managers with powers delegated by the Board of Directors of Banca Intesa;
c) family members of Directors, Statutory Auditors and the General Manager of Banca Intesa and of the persons indicated in letter b) above;
d) companies controlled by Directors, Statutory Auditors, the General Manager of Banca Intesa, the persons in letters b) and c) above, or on which such persons exercise a significant influence.

In the consolidated financial statements as at 31st December 2003 balances of credit relations with other related parties, as defined above, amounted to 630 million euro, debit relations with the same parties equalled 1,148 million euro, guarantees and commitments summed up to 572 million euro.

The Parent Company's financial statements as at 31st December 2003, included credit relations of 304 million euro, debit relations of 919 million euro and guarantees and commitments for a total of 534 million euro.

It is worth noting that there are collaboration agreements with the Generali group and the Crédit Agricole group, already amply described in the Reports of previous periods. The agreement with the Generali group refers to the bancassurance and financial consultant areas and that with the Crédit Agricole group to consumer credit.
Furthermore, the activities developed in joint venture with Lazard continue. According to the agreements signed in September 2002, the joint venture refers to advisory for medium-large companies and public entities. In execution of such agreements, during 2003 Banca Intesa:

- subscribed a reserved capital increase, corresponding to 40% of the share capital of Lazard & Co. S.r.l., for approximately 86 million euro;
- granted the latter a subordinated loan of 50 million dollars;
- subscribed a subordinated bond; issued by companies of the Lazard group, for a total of 150 million dollars.

Lazard also acted as advisor in the realisation of certain extraordinary projects referred, in particular, to the development of commercial strategies and the realisation of company operations. Total commissions paid to Lazard & Co. S.r.l., based on specific contracts, for services rendered during 2003, amounted to approximately 19 million euro.

Lastly, also relationships with groups managed by Directors continue; all are regulated at standard market conditions.

In 2003, the Board of Directors of Banca Intesa also approved operations relative to intergroup lending and acquisitions or disposals of equity investments, the most important of which have already been described in the Report.
Particularly significant was the acceptance by Banca Intesa of the binding offer made by Banco ACAC (Uruguayan subsidiary of Crédit Agricole) for the acquisition of the activities of Banque Sudameris in Uruguay and the closing of the sale of the operations of Banque Sudameris in Chile to Banco del Desarrollo, which has Crédit Agricole among its reference shareholders.

The following operations also occurred:

- the participation to the bank debt restructuring plan of the company Immobiliare Lombarda (in which Banca Intesa has a 29.14% stake);
- the purchase of the entire share capital of Elba S.r.l. for 2.5 million euro. Elba S.r.l. holds a 50% stake in the management company of the private equity fund Equinox, in which Banca Intesa intends making direct investments. Elba S.r.l. was entirely owned directly and indirectly by a person who is now an executive of Banca Intesa;
- the approval, together with the other banks involved, of the restructuring plan of the Lucchini group, drawn up by its advisor Lazard, which sets out the granting of two "bridge" loans and a syndicated loan, assisted by adequate guarantees, for a total pertaining to Banca Intesa of 117 million euro.

The aforementioned operations were resolved upon by the Board of Directors and implemented in the respect of the principles contained in the Internal regulations on transactions with related parties.

HOLDINGS OF DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGERS

The table below indicates the equity investments in Banca Intesa and in other Group companies, directly or indirectly held by Directors, Statutory Auditors and members of the Bank's top management, as set forth by Art. 79 of Consob Resolution 11971 of 14th May 1999, and subsequent amendments.

Surname and Name	Equity investment	Number of shares held at the end of 2002	Number of shares purchased [a]	Number of shares sold	Number of shares held at the end of 2003
BENEDINI Benito [b]	Banca Intesa ord. shares	7,472	6,375	13,847	–
BENEDINI Benito	Banca Intesa ord. shares	101,450	2,536		103,986
BERNHEIM Antoine	Banca Intesa ord. shares	370,729	9,268		379,997
BRAMBILLA Roberto	Banca Intesa ord. shares	7,500	299		7,799
BRAMBILLA Roberto	Banca Intesa sav. shares	4,500			4,500
DESIATA Alfonso	Banca Intesa ord. shares	328,932	8,223		337,155
FORESTIERI Giancarlo [c]	Banca Intesa ord. shares	3,500	87		3,587
TROMBI Gino	Banca Intesa ord. shares	20,973	532		21,505
TROMBI Gino	Banca Intesa sav. shares	315			315
BEATO Francesco Paolo	Banca Intesa ord. shares	1,000	150		1,150
BEATO Francesco Paolo	Banca Intesa sav. shares	5,000			5,000
COLOMBO Paolo Andrea [d]	Banca Intesa ord. shares	48,622	1,466	50,088	–
COLOMBO Paolo Andrea	Banca Intesa sav. shares	10,000			10,000

[a] shares include the free assignment of 1 ordinary share every 40 ordinary shares and/or saving shares held, which occurred at the time of the distribution of the dividend relative to 2002.

[b] jointly held with family members.

[c] in the name of the spouse.

[d] including 25,622 in the name of the spouse.

RESERVE FOR OWN SHARES

In November 2002, following the exercise of *Warrants Put IntesaBci* issued at the time of the Tender Offer on 70% of BCI shares Banca Intesa purchased, pursuant to Shareholders' Meeting resolution of 1st March 2001, 478,458,236 own ordinary shares, at a price of 5.38 euro each.
With a resolution of the Shareholders' Meeting of 16th April 2003, 159,243,488 shares were assigned for free to Shareholders at a ratio of one share, starting to accrue rights as of 1st January 2003, for every 40 ordinary shares and/or unconvertible saving shares in circulation. As at 31st December 2003 Banca Intesa held 319,214,748 own shares, whose carrying value – marked to market, with charges recorded in the statement of income, to the average stock price struck by the Banca Intesa share – totalled 1,015 million euro which was offset by the Reserve for own shares recorded in shareholders' equity, that had been set up at the time of purchase of the shares via a withdrawal from the Share premium reserve.

TRADING ON OWN SHARES

During the year, Banca Intesa did not carry out any transactions on own shares.

STOCK OPTION PLAN

The Extraordinary Shareholders' Meeting held on 17th December 2002 revocated the previous resolution made by the Extraordinary Shareholders' Meeting held on 1st March 2001 and resolved upon a new stock option plan, which sets forth the assignment, for free, of up to a maximum of 100,000,000 options to acquire 100,000,000

newly-issued Banca Intesa ordinary shares, to Banca Intesa or Group companies' managers. Each share shall start to accrue rights as of 1st January of the year in which the subscription takes place and shall have a nominal value of 0.52 euro.

Such resolution provides top management with an effective instrument for motivating a wide number of managers, by connecting a part of their compensation to programmed results, and thus favouring the development of a culture strongly oriented to shareholder-value-creation, consistent with the new principles at the base of the new 2003-2005 Business Plan.

The plan may involve in total up to a maximum of 250 beneficiaries among executives of Banca Intesa or companies belonging to the Group and employees which are not executives but have roles deemed to be strategic. The beneficiaries of the plan and the number of options assigned to each beneficiary are identified by the Board of Directors following the proposal made by the Managing Director and Chief Executive Officer of Banca Intesa; the number of options to be assigned to the Managing Director is defined by the Board of Directors following the proposal made by the remuneration commission.

The plan sets forth two assignment cycles: the first within 31st January 2003 and the second within 31st July 2003. The options refer for one third to each of the fiscal years 2003, 2004 and 2005 and are divided in two different categories: "class A options" to be assigned to all the Beneficiaries of the plan and "class B options", distributed in addition to the previous, to be assigned to the CEO and the other managers identified by the Board of Directors, following the proposal made by Banca Intesa's CEO.

The exercise of the options – exercisable by tranches starting from 2005 – is conditional upon the achievement of the following performance objectives for each of the years to which the options refer (2003-2004-2005):

- the return on the Banca Intesa ordinary share for the reference fiscal year be at least equal to the average return (to twice the average return for class B options) on BTP (fixed-income Government bonds) with a three-year maturity registered in the offering of such bonds to the market in the reference financial year;
- the financial indicator EVA in 2004 is positive and that EVA for 2005 is higher than in the previous year.

It will be in any case possible to exercise the options for which, in the reference period, the objective have not been met, provided that the objectives are recovered in the subsequent reference years.

The options' strike price is equal to the normal value of the share, that is the arithmetical average of the stock prices struck on the regulated market managed by Borsa Italiana (MTA) in the period from the date of assignment of the options (corresponding to the date in which the Board of Directors fixes the number of options and the beneficiaries of the plan) to the same day of the previous calendar month.

The following table shows information regarding the assignment of stock options, according to the form set out by Consob Resolution 11971 of 14th May 1999, attachment 3C, as amended by Consob Resolution 13616 of 12th June 2002.

	Options held at the starting period			Options assigned during the period			Options exercised during the period			Options expired in the period (4)	Options held at the period-end		
	Number of Options (1)	Average strike price	Average expiration	Number of Options (2)	Average strike price	Average expiration	Number of Options (3)	Average strike price	Average market price		Number of Options (5)=1+2-3-4	Average strike price	Average expiration
Managing Director and CEO	15,000,000	2.022	2005-2007								15,000,000	2.022	2005-2007
Other Beneficiaries (*)	75,095,000	2.022	2005-2007	7,950,000	2.333	2005-2007				255,000	82,790,000	2.052	2005-2007
TOTAL	90,095,000	2.022	2005-2007	7,950,000	2.333	2005-2007				255,000	97,790,000	2.047	2005-2007

(*) Directors of Banca Intesa and other Group companies.

The assignment involved the Managing Director and CEO Corrado Passera and 222 Managers of Banca Intesa and Group companies, for a total of 58,915,000 class A options and 38,875,000 class B options at the end of 2003.

The Banca Intesa share

Stock price performance

After a first quarter in which market indices reached their minimum levels in the last six years, financial markets progressively recovered and this enabled stock markets to close 2003 with significant progress, thanks to both a liquidity effect and the expectations of economic recovery.
The Italian stock market closed 2003 with a 15.1% progress with respect to the beginning of the year, practically in line with European markets (DJ Euro Stoxx index +18.1%): the COMIT index reached 1,256.64, returning to the levels of mid-2002.

In this context, positive for cyclic securities, the Italian banking sector index recorded a 30% growth rate, considerably outperforming the domestic market and remaining in line with sector performance at European level (Dow Jones Eurostoxx Banks index +31%).

The Banca Intesa ordinary share, after following the sector index in the first five months of the year, outperformed the sector index at the time of communication of first quarter results and maintained this positive trend also in the second half of the year. The stock therefore closed the year with a 54.2% rise, outperforming the Italian banking index by 24% and the COMIT index by 39%.


BANCA INTESA'S ORDINARY SHARE QUOTATION AND BANKING SECTOR INDEX (1)
Official price (in euro)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Banking index
2,500
2,000
1,500
1,000
500
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Banca Intesa quotation
Banking index

(1) Comit Banking Index

Price/book value

The index – expressed as a multiple of total net shareholders' equity – identifies the value attributed by the market to the entire share capital of a listed company and, therefore, indirectly to the entire value of its activities and equity investments. Notwithstanding the exogenous factors which influence stock prices (such as the international economic, social and political situation) the index is, to some extent, the result of the greater or lower confidence which financial analysts and the financial community have in the profitability prospects and the capital soundness of the company.

For Gruppo Intesa the evolution of this indicator does not fully reflect the positive performance recorded by the Banca Intesa share starting from May, being based on average annual figures. The moderate decrease is determined by the further progress in shareholders' equity.

(in millions of euro)

	2003	2002	2001	2000	1999
Market capitalisation	17,140	16,856	22,776	22,895	16,689
Shareholders' equity	14,521	14,061	13,209	11,245	7,541
Price/book value	1.18	1.20	1.72	2.04	2.21

Pay-out ratio

It is the ratio between net income and the portion paid out as dividends.

Pay-out in the 5 years, shown in table below, despite a mostly unfavourable economic context, always remained in excess of one third of the Group's net income. The last two years also benefited from the free distribution of own shares.
Noteworthy is also the high remuneration – in absolute terms – paid to Shareholders in 2003.

(in millions of euro)

	2003	2002	2001	2000	1999
Net income for the period	1,214	200	928	1,461	851
Dividends (*)	1,343	434	331	551	455
Pay-out ratio	111%	217%	36%	38%	53%

(*) Countervalue of dividends in 2003 and 2002 is the sum of cash dividends (330 million euro and 108 million euro respectively) and the value of the free distribution of own shares, calculated using book value of shares in the two financial statements (respectively: 3.180 euro and 2.049 euro per share).

Dividend yield

This indicator measures percentage return on the share, calculated as the ratio between dividends for the year and market price in the reference year.

This return, determined using the average annual stock price, highlights the high return given in 2003, in addition to the satisfactory evolution recorded in previous years.

(in euro)

	2003	2002	2001	2000	1999
Ordinary share					
Dividend per share (*)	0.204	0.066	0.045	0.093	0.083
Average stock price	2.600	2.578	3.809	4.338	4.544
Dividend yield	7.85%	2.56%	1.18%	2.14%	1.83%
Saving share					
Dividend per share (*)	0.215	0.079	0.080	0.103	0.093
Average stock price	1.887	1.878	2.437	2.421	2.155
Dividend yield	11.39%	4.21%	3.28%	4.25%	4.32%

(*) Countervalue of dividends in 2003 and 2002 is the sum of cash dividends (330 million euro and 108 million euro respectively) and the value of the free distribution of own shares, calculated using book value of shares in the two financial statements (respectively: 3.180 euro and 2.049 euro per share).

Rating

The ratings assigned to Banca Intesa's debt, set out in the following table, did not change in 2003.

Rating agency	Short-term debt	Medium- and long-term debt
Standard & Poor's	A-2	A-
Moody's	P-1	A1
Fitch	F1	A+

In 2003 Standard & Poor's improved outlook from "stable" to "positive".

Significant subsequent events

As of 1st January 2004 the new Intesa Vita became fully operational. As already illustrated above, it has absorbed the bancassurance activities of Alleanza Assicurazioni, Assiba and of the pre-existing IntesaVita (former Carivita). The Company, which in December 2003 had obtained the necessary authorisations from European Antitrust authorities and Isvap (the Italian Insurance Supervisory Authority), is one of the leading players in Italy in the bancassurance sector, with technical reserves exceeding 18 billion euro and almost one million contracts.

Again as of 1st January 2004 – following the company operations which involved Gruppo Intesa (with Banca Primavera and Caboto Sim) and the Generali group (with Banca Generali), described in detail herein – Banca Caboto started operations. This transformation is the confirmation of Caboto's important role as Gruppo Intesa's securities house. Banca Caboto will therefore be capable of further strengthening its range of financial market products and services, thus satisfying every type of customer.

The agreement reached in February with Consumer Associations for the restoration of customers holding defaulted corporate bonds has already been amply described in the Executive summary at the beginning of this Report.

File No. 82-35020

Forecast for 2004

The signs of economic recovery expected world-wide will not emerge, for most of the current year, in the euro area and therefore in the Italian economy.
The slow development of available income will continue to affect consumption and the unfavourable foreign exchange rate will prevent companies from benefiting to the full from the world-wide recovery of commercial trade. Expected consequences will also be a slowdown in investments and practical stability of real interest rates for most of the year.
The economic situation will be reflected on the credit market, which will record a modest development in loans, with a forecasted growth rate expected to be slightly lower than in 2003, due to the slowdown of demand for medium-long term loans from companies. Instead household demand for credit is expected to show good progress.
The current economic stagnation and consequent stationary market rates, as well as the mistrust that is spreading among savers, also as a result of the last events concerning Parmalat, will not favour the development of investments with high risk/return profile and lead to forecast that the increase in deposits will continue particularly with regard to the medium-long term segment.

Such expectations, if confirmed, will be reflected in the banking industry's 2004 statement of income via a slow but gradual increase in results that will occur especially in the last part of the year, when clearer signs of economic recovery will emerge. The effects of policies aimed at increasing the effectiveness of organisations and processes at system level, lead to forecast that costs will not be characterized by considerable savings but will be more closely connected to operations development.

In particular Gruppo Intesa, for the current year, confirms system forecasts and its great internal potential which will permit results to progress further.

As concerns the main revenue areas, actions taken have the objective of maintaining interest margin by containment of the erosion of the spread applied to customers deriving from the expected development of interest rates, and recovering the contribution level of commissions, particularly on bancassurance products and other financial services to customers.

Operating costs will record further savings on payroll, following the agreements with Trade Unions, signed in 2002. Other administrative costs are expected to record decreases in most cost captions, while increases are forecasted for advertising, training and information technology costs.

The improvement in loan portfolio management, following interventions on asset quality, as well as the continuation of the policy aimed at reducing exposure to certain large international groups and the active management of doubtful positions, will lead to a decrease in adjustments also in 2004.

The Board of Directors

Milano, 8th March 2004

Independent Auditors' Report on the consolidated financial statements

Translation from the original Italian text

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via Torino, 68
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n.58
(Translation from the original Italian text)

To the Shareholders
of Banca Intesa S.p.A.

1. We have audited the consolidated financial statements of Banca Intesa S.p.A. as of and for the year ended 31 December 2003. These consolidated financial statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Companies and Stock Exchange Commission). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such consolidated financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The audits of the financial statements of certain consolidated subsidiaries, which respectively represent approximately 10% of consolidated total assets and approximately 8% of consolidated net interest and related income, is the responsibility of other auditors.

   As indicated in the notes to the consolidated financial statements, the Company has restated the amounts related to the prior year consolidated financial statements to take into consideration the changes in the consolidation area. This financial information has not been examined by us. For our opinion on the consolidated financial statements of the prior year as originally presented, which are also included in the consolidated financial statements, reference should be made to our report dated 28 March 2003.

3. In our opinion, the consolidated financial statements of Banca Intesa S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Banca Intesa S.p.A. as of 31 December 2003, and the consolidated results of its operations for the year then ended.

Milan, 26 March 2004

Reconta Ernst & Young S.p.A.
Signed by: Massimo Colli, Partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

File No. 82-35020

Gruppo Intesa
Consolidated financial statements as at 31st December 2003

File No. 82-35020

Gruppo Intesa

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2003 COMPARED TO AS AT 31ST DECEMBER 2002

CONSOLIDATED BALANCE SHEET

(in millions of euro)

	Assets	31/12/2003	31/12/2002	Changes	
				amount	%
10.	Cash and deposits with central banks and post offices	1,591	1,672	(81)	(4.8)
20.	Treasury bills and similar bills eligible for refinancing with central banks	3,739	2,473	1,266	51.2
30.	Due from banks	28,537	30,435	(1,898)	(6.2)
	a) repayable on demand	*2,520*	*2,612*	*(92)*	*(3.5)*
	b) other	*26,017*	*27,823*	*(1,806)*	*(6.5)*
40.	Loans to customers	154,992	168,532	(13,540)	(8.0)
	including				
	– with public funds under administration	*59*	*48*	*11*	*22.9*
50.	Bonds and other debt securities.	22,889	30,359	(7,470)	(24.6)
	a) public entities	*6,311*	*12,936*	*(6,625)*	*(51.2)*
	b) banks	*8,774*	*8,177*	*597*	*7.3*
	including				
	– own bonds	*1,900*	*1,728*	*172*	*10.0*
	c) financial institutions	*5,108*	*6,261*	*(1,153)*	*(18.4)*
	including				
	– own bonds	*150*	*11*	*139*	
	d) other issuers	*2,696*	*2,985*	*(289)*	*(9.7)*
60.	Shares, quotas and other forms of capital	2,015	2,453	(438)	(17.9)
70.	Equity investments	4,713	3,248	1,465	45.1
	a) carried at equity	*1,045*	*427*	*618*	
	b) other	*3,668*	*2,821*	*847*	*30.0*
80.	Investments in Group companies	71	372	(301)	(80.9)
	a) carried at equity	*22*	*172*	*(150)*	*(87.2)*
	b) other	*49*	*200*	*(151)*	*(75.5)*
90.	Goodwill arising on consolidation	546	733	(187)	(25.5)
100.	Goodwill arising on application of the equity method	286	54	232	
110.	Intangibles	621	718	(97)	(13.5)
	including				
	– start-up costs	*16*	*26*	*(10)*	*(38.5)*
	– goodwill	*–*	*12*	*(12)*	
120.	Fixed assets	3,664	4,251	(587)	(13.8)
140.	Own shares or quotas (nominal value € 166,231,336)	1,017	981	36	3.7
150.	Other assets	33,099	30,259	2,840	9.4
160.	Accrued income and prepaid expenses	2,435	4,193	(1,758)	(41.9)
	a) accrued income	*1,978*	*3,894*	*(1,916)*	*(49.2)*
	b) prepaid expenses	*457*	*299*	*158*	*52.8*
	including				
	– discounts on securities issued	*43*	*54*	*(11)*	*(20.4)*
	Total Assets	260,215	280,733	(20,518)	(7.3)

(in millions of euro)

	Liabilities and Shareholders' Equity	31/12/2003	31/12/2002	Changes	
				amount	%
10.	Due to banks	31,720	44,590	(12,870)	(28.9)
	a) repayable on demand	*7,214*	*5,281*	*1,933*	*36.6*
	b) time deposits or with notice period	*24,506*	*39,309*	*(14,803)*	*(37.7)*
20.	Due to customers	105,029	113,643	(8,614)	(7.6)
	a) repayable on demand	*80,851*	*82,698*	*(1,847)*	*(2.2)*
	b) time deposits or with notice period	*24,178*	*30,945*	*(6,767)*	*(21.9)*
30.	Securities issued	56,659	56,671	(12)	-
	a) bonds	*47,908*	*44,920*	*2,988*	*6.7*
	b) certificates of deposit	*7,576*	*10,330*	*(2,754)*	*(26.7)*
	c) other	*1,175*	*1,421*	*(246)*	*(17.3)*
40.	Public funds under administration	90	88	2	2.3
50.	Other liabilities	32,233	29,118	3,115	10.7
60.	Accrued expenses and deferred income	3,021	4,797	(1,776)	(37.0)
	a) accrued expenses	*1,948*	*4,332*	*(2,384)*	*(55.0)*
	b) deferred income	*1,073*	*465*	*608*	
70.	Allowance for employee termination indemnities	1,186	1,375	(189)	(13.7)
80.	Allowances for risks and charges	3,847	4,043	(196)	(4.8)
	a) pensions and similar commitments	*289*	*317*	*(28)*	*(8.8)*
	b) taxation	*1,614*	*1,503*	*111*	*7.4*
	c) risks and charges arising on consolidation	*68*	*75*	*(7)*	*(9.3)*
	d) other	*1,876*	*2,148*	*(272)*	*(12.7)*
90.	Allowances for possible loan losses	28	50	(22)	(44.0)
100.	Reserve for general banking risks	95	115	(20)	(17.4)
110.	Subordinated and perpetual liabilities	10,603	11,631	(1,028)	(8.8)
120.	Negative goodwill arising on consolidation	29	29	-	-
130.	Negative goodwill arising on application of the equity method	1	1	-	-
140.	Minority interests	706	776	(70)	(9.0)
150.	Share capital	3,561	3,561	-	-
160.	Share premium reserve	5,404	5,764	(360)	(6.2)
170.	Reserves	4,433	3,923	510	13.0
	a) legal reserve	*773*	*773*	-	-
	b) reserve for own shares	*1,017*	*981*	*36*	*3.7*
	c) statutory reserves	*61*	*155*	*(94)*	*(60.6)*
	d) other reserves	*2,582*	*2,014*	*568*	*28.2*
180.	Revaluation reserves	356	358	(2)	(0.6)
200.	Net income for the period	1,214	200	1,014	
	Total Liabilities and Shareholders' Equity	260,215	280,733	(20,518)	(7.3)

(in millions of euro)

	Guarantees and Commitments	31/12/2003	31/12/2002	Changes	
				amount	%
10.	Guarantees given	22,298	25,615	(3,317)	(12.9)
	including				
	- acceptances	*294*	*415*	*(121)*	*(29.2)*
	- other guarantees	*22,004*	*25,200*	*(3,196)*	*(12.7)*
20.	Commitments	48,153	55,065	(6,912)	(12.6)
	including				
	- for sales with commitment to repurchase	*–*	*130*	*(130)*	
30.	Credit derivatives	34,884	37,034	(2,150)	(5.8)
	Total Guarantees and Commitments	105,335	117,714	(12,379)	(10.5)

GRUPPO INTESA
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2003 COMPARED TO AS AT 31ST DECEMBER 2002

CONSOLIDATED STATEMENT OF INCOME

(in millions of euro)

		31/12/2003	31/12/2002	Changes	
				amount	%
10.	Interest income and similar revenues	10,117	13,342	(3,225)	(24.2)
	including from				
	– loans to customers	*7,719*	*9,861*	*(2,142)*	*(21.7)*
	– debt securities	*1,240*	*1,988*	*(748)*	*(37.6)*
20.	Interest expense and similar charges	(5,266)	(7,683)	(2,417)	(31.5)
	including on				
	– deposits from customers	*(1,527)*	*(2,384)*	*(857)*	*(35.9)*
	– securities issued	*(2,373)*	*(2,958)*	*(585)*	*(19.8)*
30.	Dividends and other revenues	575	715	(140)	(19.6)
	a) from shares, quotas and other forms of capital	*489*	*623*	*(134)*	*(21.5)*
	b) from equity investments	*58*	*90*	*(32)*	*(35.6)*
	c) from investments in Group companies	*28*	*2*	*26*	
40.	Commission income	3,940	3,970	(30)	(0.8)
50.	Commission expense	(609)	(635)	(26)	(4.1)
60.	Profits (Losses) on financial transactions	483	(76)	559	
65.	Gross returns (losses) on investment of the allowances for pensions and similar commitments	6	(1)	7	
70.	Other operating income	603	618	(15)	(2.4)
80.	Administrative costs	(5,434)	(6,081)	(647)	(10.6)
	a) payroll	*(3,324)*	*(3,692)*	*(368)*	*(10.0)*
	including				
	– wages and salaries	*(2,328)*	*(2,573)*	*(245)*	*(9.5)*
	– social security charges	*(649)*	*(714)*	*(65)*	*(9.1)*
	– termination indemnities	*(152)*	*(178)*	*(26)*	*(14.6)*
	– pensions and similar commitments	*(109)*	*(115)*	*(6)*	*(5.2)*
	b) other	*(2,110)*	*(2,389)*	*(279)*	*(11.7)*
85.	Allocation (use) of net returns (losses) on investment of the allowances for pensions and similar commitments	(6)	1	(7)	
90.	Adjustments to fixed assets and intangibles	(831)	(876)	(45)	(5.1)
100.	Provisions for risks and charges	(207)	(354)	(147)	(41.5)
110.	Other operating expenses	(216)	(148)	68	45.9
120.	Adjustments to loans and provisions for guarantees and commitments	(2,051)	(3,478)	(1,427)	(41.0)
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	830	1,084	(254)	(23.4)
140.	Provisions for possible loan losses	(1)	(6)	(5)	(83.3)
150.	Adjustments to financial fixed assets	(214)	(294)	(80)	(27.2)
160.	Write-back of financial fixed assets	10	6	4	66.7
170.	Income from investments carried at equity	84	60	24	40.0
180.	**Income from operating activities**	**1,813**	**164**	**1,649**	
190.	Extraordinary income	1,316	1,407	(91)	(6.5)
200.	Extraordinary charges	(1,117)	(1,344)	(227)	(16.9)
210.	**Extraordinary income, net**	**199**	**63**	**136**	
220.	Use of allowance for risks and charges arising on consolidation	7	2	5	
230.	Change in the reserve for general banking risks	19	(22)	41	
240.	Income taxes	(741)	49	(790)	
250.	Minority interests	(83)	(56)	27	48.2
260.	**Net income for the period**	**1,214**	**200**	**1,014**	

File No. 82-35020

Gruppo Intesa
Consolidated financial statements as at 31st December 2003 compared to as at 31st December 2002 - pro forma

Gruppo Intesa

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2003 COMPARED TO AS AT 31ST DECEMBER 2002 - PRO FORMA

CONSOLIDATED BALANCE SHEET

(in millions of euro)

	Assets	31/12/2003	31/12/2002 pro forma [1]	Changes	
				amount	%
10.	Cash and deposits with central banks and post offices	1,591	1,602	(11)	(0.7)
20.	Treasury bills and similar bills eligible for refinancing with central banks	3,739	2,242	1,497	66.8
30.	Due from banks	28,537	30,702	(2,165)	(7.1)
	a) repayable on demand	*2,520*	*2,496*	*24*	*1.0*
	b) other	*26,017*	*28,206*	*(2,189)*	*(7.8)*
40.	Loans to customers	154,992	164,378	(9,386)	(5.7)
	including				
	– with public funds under administration	*59*	*47*	*12*	*25.5*
50.	Bonds and other debt securities	22,889	27,266	(4,377)	(16.1)
	a) public entities	*6,311*	*11,856*	*(5,545)*	*(46.8)*
	b) banks	*8,774*	*7,620*	*1,154*	*15.1*
	including				
	– own bonds	*1,900*	*1,696*	*204*	*12.0*
	c) financial institutions	*5,108*	*4,843*	*265*	*5.5*
	including				
	– own bonds	*150*	*11*	*139*	
	d) other issuers	*2,696*	*2,947*	*(251)*	*(8.5)*
60.	Shares, quotas and other forms of capital	2,015	2,418	(403)	(16.7)
70.	Equity investments	4,713	3,363	1,350	40.1
	a) carried at equity	*1,045*	*389*	*656*	
	b) other	*3,668*	*2,974*	*694*	*23.3*
80.	Investments in Group companies	71	1,255	(1,184)	(94.3)
	a) carried at equity	*22*	*1,059*	*(1,037)*	*(97.9)*
	b) other	*49*	*196*	*(147)*	*(75.0)*
90.	Goodwill arising on consolidation	546	612	(66)	(10.8)
100.	Goodwill arising on application of the equity method	286	161	125	77.6
110.	Intangibles	621	679	(58)	(8.5)
	including				
	– start-up costs	*16*	*26*	*(10)*	*(38.5)*
	– goodwill	–	*12*	*(12)*	
120.	Fixed assets	3,664	4,097	(433)	(10.6)
140.	Own shares or quotas (nominal value € 166,231,336)	1,017	981	36	3.7
150.	Other assets	33,099	29,796	3,303	11.1
160.	Accrued income and prepaid expenses	2,435	4,122	(1,687)	(40.9)
	a) accrued income	*1,978*	*3,839*	*(1,861)*	*(48.5)*
	b) prepaid expenses	*457*	*283*	*174*	*61.5*
	including				
	– discounts on securities issued	*43*	*53*	*(10)*	*(18.9)*
	Total Assets	260,215	273,674	(13,459)	(4.9)

[1] Figures restated on a consistent basis.

(in millions of euro)

	Liabilities and Shareholders' Equity	31/12/2003	31/12/2002 pro forma [*]	Changes	
				amount	%
10.	Due to banks	31,720	43,646	(11,926)	(27.3)
	a) repayable on demand	*7,214*	*8,078*	*(864)*	*(10.7)*
	b) time deposits or with notice period	*24,506*	*35,568*	*(11,062)*	*(31.1)*
20.	Due to customers	105,029	109,830	(4,801)	(4.4)
	a) repayable on demand	*80,851*	*80,816*	*35*	–
	b) time deposits or with notice period	*24,178*	*29,014*	*(4,836)*	*(16.7)*
30.	Securities issued	56,659	55,223	1,436	2.6
	a) bonds	*47,908*	*44,491*	*3,417*	*7.7*
	b) certificates of deposit	*7,576*	*9,313*	*(1,737)*	*(18.7)*
	c) other	*1,175*	*1,419*	*(244)*	*(17.2)*
40.	Public funds under administration	90	88	2	2.3
50.	Other liabilities	32,233	28,787	3,446	12.0
60.	Accrued expenses and deferred income	3,021	4,718	(1,697)	(36.0)
	a) accrued expenses	*1,948*	*4,279*	*(2,331)*	*(54.5)*
	b) deferred income	*1,073*	*439*	*634*	
70.	Allowance for employee termination indemnities	1,186	1,351	(165)	(12.2)
80.	Allowances for risks and charges	3,847	3,817	30	0.8
	a) pensions and similar commitments	*289*	*288*	*1*	*0.3*
	b) taxation	*1,614*	*1,392*	*222*	*15.9*
	c) risks and charges arising on consolidation	*68*	*75*	*(7)*	*(9.3)*
	d) other	*1,876*	*2,062*	*(186)*	*(9.0)*
90.	Allowances for possible loan losses	28	50	(22)	(44.0)
100.	Reserve for general banking risks	95	114	(19)	(16.7)
110.	Subordinated and perpetual liabilities	10,603	11,503	(900)	(7.8)
120.	Negative goodwill arising on consolidation	29	29	–	–
130.	Negative goodwill arising on application of the equity method	1	1	–	–
140.	Minority interests	706	710	(4)	(0.6)
150.	Share capital	3,561	3,561	–	–
160.	Share premium reserve	5,404	5,764	(360)	(6.2)
170.	Reserves	4,433	3,926	507	12.9
	a) legal reserve	*773*	*773*	–	–
	b) reserve for own shares	*1,017*	*981*	*36*	*3.7*
	c) statutory reserves	*61*	*158*	*(97)*	*(61.4)*
	d) other reserves	*2,582*	*2,014*	*568*	*28.2*
180.	Revaluation reserves	356	356	–	–
200.	Net income for the period	1,214	200	1,014	
	Total Liabilities and Shareholders' Equity	260,215	273,674	(13,459)	(4.9)

[*] Figures restated on a consistent basis.

(in millions of euro)

	Guarantees and Commitments	31/12/2003	31/12/2002 pro forma [1]	Changes	
				amount	%
10.	Guarantees given	22,298	25,239	(2,941)	(11.7)
	including				
	– *acceptances*	*294*	*403*	*(109)*	*(27.0)*
	– *other guarantees*	*22,004*	*24,836*	*(2,832)*	*(11.4)*
20.	Commitments	48,153	54,847	(6,694)	(12.2)
	including				
	– *for sales with commitment to repurchase*	–	*130*	*(130)*	
30.	Credit derivatives	34,884	36,823	(1,939)	(5.3)
	Total Guarantees and Commitments	105,335	116,909	(11,574)	(9.9)

[1] Figures restated on a consistent basis.

GRUPPO INTESA
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2003 COMPARED TO AS AT 31ST DECEMBER 2002 – PRO FORMA

CONSOLIDATED STATEMENT OF INCOME

(in millions of euro)

		31/12/2003	31/12/2002 pro forma [(*)]	Changes	
				amount	%
10.	Interest income and similar revenues	10,117	12,390	(2,273)	(18.3)
	including from				
	– loans to customers	*7,719*	*9,161*	*(1,442)*	*(15.7)*
	– debt securities	*1,240*	*1,721*	*(481)*	*(27.9)*
20.	Interest expense and similar charges	(5,266)	(7,168)	(1,902)	(26.5)
	including on				
	– deposits from customers	*(1,527)*	*(2,182)*	*(655)*	*(30.0)*
	– securities issued	*(2,373)*	*(2,770)*	*(397)*	*(14.3)*
30.	Dividends and other revenues	575	712	(137)	(19.2)
	a) from shares, quotas and other forms of capital	*489*	*621*	*(132)*	*(21.3)*
	b) from equity investments	*58*	*89*	*(31)*	*(34.8)*
	c) from investments in Group companies	*28*	*2*	*26*	
40.	Commission income	3,940	3,844	96	2.5
50.	Commission expense	(609)	(611)	(2)	(0.3)
60.	Profits (Losses) on financial transactions	483	(72)	555	
65.	Gross returns (losses) on investment of the allowances for pensions and similar commitments	6	(1)	7	
70.	Other operating income	603	574	29	5.1
80.	Administrative costs	(5,434)	(5,703)	(269)	(4.7)
	a) payroll	*(3,324)*	*(3,483)*	*(159)*	*(4.6)*
	including				
	– wages and salaries	*(2,328)*	*(2,443)*	*(115)*	*(4.7)*
	– social security charges	*(649)*	*(663)*	*(14)*	*(2.1)*
	– termination indemnities	*(152)*	*(166)*	*(14)*	*(8.4)*
	– pensions and similar commitments	*(109)*	*(112)*	*(3)*	*(2.7)*
	b) other	*(2,110)*	*(2,220)*	*(110)*	*(5.0)*
85.	Allocation (use) of net returns (losses) on investment of the allowances for pensions and similar commitments	(6)	1	(7)	
90.	Adjustments to fixed assets and intangibles	(831)	(840)	(9)	(1.1)
100.	Provisions for risks and charges	(207)	(308)	(101)	(32.8)
110.	Other operating expenses	(216)	(139)	77	55.4
120.	Adjustments to loans and provisions for guarantees and commitments	(2,051)	(3,079)	(1,028)	(33.4)
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	830	889	(59)	(6.6)
140.	Provisions for possible loan losses	(1)	(6)	(5)	(83.3)
150.	Adjustments to financial fixed assets	(214)	(288)	(74)	(25.7)
160.	Write-back of financial fixed assets	10	6	4	66.7
170.	Income from investments carried at equity	84	60	24	40.0
180.	**Income from operating activities**	**1,813**	**261**	**1,552**	
190.	Extraordinary income	1,316	1,399	(83)	(5.9)
200.	Extraordinary charges	(1,117)	(1,421)	(304)	(21.4)
210.	**Extraordinary income (loss), net**	**199**	**(22)**	**221**	
220.	Use of allowance for risks and charges arising on consolidation	7	2	5	
230.	Change in the reserve for general banking risks	19	(22)	41	
240.	Income taxes	(741)	35	(776)	
250.	Minority interests	(83)	(54)	29	53.7
260.	**Net income for the period**	**1,214**	**200**	**1,014**	

[(*)] Figures restated on a consistent basis.

File No. 82-35020

Notes to the consolidated financial statements

Introduction

Introduction

ACCOUNTING CRITERIA

Consolidated financial statements

2003 consolidated financial statements have been prepared in compliance with the provisions contained in Legislative Decree 87 of 27th January 1992 and in the instructions of the Governor of the Bank of Italy of 30th July 2002.

Consolidated financial statements are made up of the consolidated balance sheet, the consolidated statement of income and the notes to the consolidated financial statements, and the report on operations has also been included.
The Report and the Notes to the consolidated financial statements contain all information required by current regulations, by the Bank of Italy and by Consob (Italian Securities Exchange Commission), in addition to other information which is not compulsory but is nonetheless deemed to be necessary in order to give a true and fair representation of the Group's situation. Accounting and valuation criteria did not vary compared to those used to prepare the consolidated financial statements as at 31st December 2002; the sole exception is the accounting treatment of the sale of the equity investment in Carinord 2.

On 16th July 2003, Banca Intesa stipulated two contracts with Banca Carige and Cassa di Risparmio di Firenze for the sale of, respectively, 35,047,509 and 52,571,264 shares of Carinord 2, representing 100% of the latter's share capital. The total consideration for the shares sold, which start to accrue rights as of 1st January 2003, equalled 115 million euro. The execution of the sales was conditional upon the necessary authorisations by the competent bodies. The agreements set out the execution of the contract on the thirtieth calendar working day subsequent to the receipt of the authorisations.
The authorisations arrived before the end of December 2003 (the last on 22nd December) and the parties, derogating the term set out for the execution of the contract, agreed to execute the sales on 16th January 2004.
The income from the operation was recorded in 2003 since all the preconditions to do this recurred. Since the authorisations had arrived before the close of the 2003 financial statements, the disposal of the equity investments could be deemed to be certain and therefore the economic rationale for the equity investments at year-end could no longer be deemed to be permanent. This aspect required that the valuation at cost criterion set out for fixed assets be abandoned in order to record the value of the asset consistently with its new destination. Therefore, as provided for by Art. 2, par. 5 of Legislative Decree 87/92, which sets forth the derogation of provisions regarding valuation criteria if these are incompatible with the true and fair representation of company operations, the commitment to sell was recorded in "Other assets". The subsequent valuation of the sale contracts led to record in the 2003 financial statements a 33 million euro capital gain in Extraordinary income.
Consequently, Carinord 2 was no longer consolidated. If Banca Intesa had not applied this derogation, consolidated net income and shareholders' equity as at 31st December 2003 would each have been 33 million euro lower. The capital gain was definitively recorded in the Group's shareholders' equity, following the settlement of the operation which occurred in January 2004.

Since the effects of the aforementioned derogation solely affect the captions indicated above, these are not considered in the pro forma balance sheet and statement of income.

As in the past, Banca Intesa notifies that it used the faculty contained in Art. 82, par. 2, of Consob Resolution 11971/99 of making the draft Parent Company's financial

statements and the draft consolidated financial statements as at 31st December 2003 available for shareholders and the market within 90 days from the end of period – instead of the quarterly report as at the same date.
The quarterly development of the balance sheet and of the statement of income are also presented for the purpose of providing the market consistent information with that disclosed to the market in the previous interim reports.

Reconta Ernst & Young S.p.A. audited the consolidated financial statements as at 31st December 2003.

The amounts indicated in this Annual report are expressed in millions of euro, unless otherwise specified.

Pro forma figures

Figures reported in the 2003 consolidated financial statements are compared with those as at 31st December 2002, restated to consider changes in the consolidation area. In compliance with the principle of continuity in the shareholders' equity pertaining to the Group, figures for the period used for comparison have been restated using a methodology which does not alter consolidated shareholders' equity recorded at the reference date.

In particular:
- for companies which were fully consolidated for the first time in the period, the balance sheet figures of the previous periods have been aggregated and both shareholders' equity and net income for those periods have been attributed to minority shareholders;
- for companies which have been excluded from the consolidation area, instead, the relevant balance sheet and statement of income aggregates have been eliminated, valuing the relevant stakes at equity.

CONSOLIDATION CRITERIA

As already mentioned, consolidation criteria conform to provisions set forth by Legislative Decree 87 of 27th January 1992 and Bank of Italy regulations dated 30th July 2002.

Consolidation area

The area of consolidation includes the Parent Company, Banca Intesa, and the significant equity investments which have been listed in a specific table included in the Notes. This section also includes changes occurred in the consolidation area. The most significant changes referred to the exclusion, following their sale, of Banco Sudameris Brasil, Banco Sudameris Colombia, IntesaBci Bank (Suisse), Bankhaus Löbbecke as well as Carinord 1 and Carinord 2 and their subsidiaries: Cassa di Risparmio di Alessandria, Cassa di Risparmio della Spezia and Cassa di Risparmio di Carrara.

Means of consolidation

Subsidiaries which carry out banking, financial activities, or contribute to the Group's operations are fully consolidated. Exceptions refer to minor equity investments. Companies which are subject to joint control are consolidated according to the proportional method.
Subsidiaries whose activities are dissimilar to the above (banking, financial and auxiliary) and associated companies in which the Group has a significant equity investment (equal to or exceeding 20% of share capital) are stated with reference to the Group's interest in the shareholders' equity, including net income for the period.

Equity investments in SICAV and those related to merchant banking are carried at cost.

For the purpose of consolidation, or of valuation according to the equity method, the draft financial statements as at 31st December 2003 drawn up by the Directors of subsidiaries have been used. For certain companies which are not part of the Group, financial statements as at 31st December 2003 were not available and therefore such companies have been valued according to the equity method using the last balance sheet situation available.

For the *Banque Sudameris* group the consolidated financial statements as at 31st December 2003 have been used.

The draft financial statements as at 31st December 2003 of the consolidated companies have been prepared by the

respective Boards of Directors prior to approval of the Group's consolidated financial statements by Banca Intesa's Board of Directors.

Full consolidation

This method involves the "line by line" aggregation of the individual amounts reported in the balance sheets and statements of income of the subsidiary companies concerned. Following the allocation to minority shareholders of their interests in equity (except for the "Allowances for possible loan losses" and the "Revaluation reserves") and the results for the period, the residual value is eliminated against the book value of the subsidiaries concerned.

Any differences arising on consolidation are allocated, where possible, to the assets and liabilities of the consolidated subsidiary; positive differences are also offset against the "Allowances for possible loan losses" and the "Revaluation reserves" pertaining to the Group. Residual differences are allocated to "Goodwill/Negative goodwill arising on consolidation" or "Other reserves". The captions used are determined, respectively, with reference to the situation at the time the subsidiary was first consolidated and to subsequent changes in equity value, normally reflecting the results of operations. If positive consolidation differences arise on the assets side and are not deemed to be justified by the respective company's future profitability, these are fully expensed in the period.

In particular, with regard to the consolidation of Banca Cis, the difference between purchase cost and the acquired portion of shareholders' equity has been accounted for in the "Allowance for risks and charges arising on consolidation", considering the unfavourable performance forecasted for the participated bank at the time of its purchase before its integration in the Group enables it to generate profits. This allowance generates income over a number of years. The reference parameter is the difference, if negative, between Banca Cis' net income for the period and that deemed to be satisfactory.This difference was estimated at the time of the acquisition and determined the lower price paid compared to the corresponding book value of shareholders' equity (badwill).

Proportional consolidation

This approach is applied to companies controlled together with other parties. The method is the same as that described in relation to full consolidation, except that the combination of the amounts reported in the balance sheet and statement of income is based on the percentage of control exercised by the Group.
In derogation of this principle the holding company Carinord 2 was not subject to proportional consolidation and, consequently, its subsidiaries Cassa di Risparmio della Spezia and Cassa di Risparmio di Carrara were also not proportionally consolidated. The reasons for such decision have been illustrated above in the "Accounting criteria".

Valuation using the equity method

This approach is applied to subsidiaries which do not carry out banking or financial activities, or do not contribute to Group's operations, as well as to companies not controlled by the Group, but over which the Group exercises significant influence (so-called associated companies according to Legislative Decree 87/92).

This method measures investments with reference to the Group's interest in their shareholders' equity, including "Allowances for possible loan losses", "Revaluation reserves" and income for the period. Differences with respect to the Parent Company's book value are allocated to "Goodwill/Negative goodwill arising on application of the equity method" and to "Other reserves", as described in relation to full consolidation.

Other consolidation techniques

Goodwill/Negative goodwill arising on consolidation and on application of the equity method is determined at the time the investment is acquired or consolidated for the first time. Subsequent disposals or changes in percentage owned adjust the original differences.
The equity of foreign subsidiaries is translated into euro using the official end-of-period exchange rates. The difference between this amount and that recorded in the financial statements on incorporation, or

at purchase date, is allocated with the appropriate sign to "Other reserves".

The financial statements of consolidated companies prepared using policies which differ from those applying to banks are adjusted accordingly.
Dividends, adjustments and write-backs are reversed if they relate to companies which have been consolidated or carried at equity.

Adjustments, write-backs and provisions accounted for by consolidated companies for fiscal purposes are reversed in order to more fairly reflect the financial and operating position of the Group; provision is made for the related deferred taxation. Accordingly, the consolidated financial statements do not include any entries recorded solely for fiscal purposes.

In consolidation, further to intercompany balances reconciliation, all intercompany assets and liabilities, income and expenses offset each other. Residual amounts are allocated to the statement of income or the balance sheet, in accordance with the instructions issued by the Bank of Italy on 30th July 2002.

Financial lease receivables were stated according to the financial method. This means, essentially, that the cost of the leased asset represents the value of the loan at the start of the leasing contract while, subsequently, each instalment payment is treated as a loan repayment including both principal and interest using the internal rate of return of each contract. For leasing transactions between consolidated companies the historical cost and accumulated depreciation of the assets concerned at period-end are redetermined. The financial statements therefore reflect the net book value of such assets, stated in accordance with the criteria set out below, after eliminating the effect of intercompany transactions.

INFORMATION ON SPECIFIC ISSUES

Subsidised mortgages as per Law 133/99 and unsubsidised fixed rate mortgages

In relation to the problems concerning the determination of interest income, the actions illustrated in the Report on operations in the Annual report 2002 and, lastly, in the Consolidated report as at 30th September 2003 are confirmed.

With particular reference to subsidised mortgages, the Parent Company started the renegotiation considering the Decree of 31st March 2003 – which set the interest rate to be applied in the renegotiation to 12.61% – already on the half-year period ending on 30th June 2003. In the second half the differences on previous instalments were ascertained. The differences related to financings which have since been extinguished and those referring to a limited number of positions – some of which have not yet been renegotiated and which will be assessed in the next few months – have yet to be ascertained.
All amounts which still may be subject to reimbursement have been fully provisioned with a specific Allowance for risks and charges.

Anatocism

In line with the general orientation of the banking system and the conviction of the full legitimacy of the Group's position, no provisions have been made to cover any reimbursement requests for interest calculated using the anatocism criterion.

Part A - Valuation criteria

SECTION 1 - VALUATION CRITERIA

Accounting policies adopted comply with the Italian law, interpreted and integrated by the accounting principles established by the National Council of Dottori Commercialisti e Ragionieri (the Italian Accounting Profession).

With reference to the exercise of the derogation provided for by Art. 2, par. 5 of Legislative Decree 87/92, please refer to the chapter on accounting criteria above.

The financial statements of foreign companies which adopt valuation criteria different from the Group's are restated according to the principles illustrated below. The financial statements drawn up according to different criteria which have not been restated are immaterial and the relevant amounts do not appreciably affect figures in the consolidated financial statements.

1. Loans, guarantees and commitments

1.1 Due from banks

Amounts due from banks are generally stated at nominal value, including the interest due at the balance sheet date.

Amounts due from certain banks are written down with reference to their solvency conditions; other amounts due from banks resident in Countries which may have difficulties in servicing external debt have been written down by lump-sum adjustments, also considering the general indications of the banking industry.

The original value of amounts due from banks is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

1.2 Loans to customers

Loans are recorded among "Loans to customers" to the extent that they have been paid out under the terms of the related contracts.

Loans are stated at their estimated realisable value, which is determined by deducting expected losses at period-end from the principal outstanding. Expected losses are determined as follows, considering the solvency of customers and any guarantees available:

- a detailed review is made of doubtful loans and other non-performing accounts; this may be integrated by lump-sum adjustments related to the positions of lower risk and size;
- yields and the basis and timing of repayments are considered with regard to consolidated or restructured loans;
- an overall estimate is made in relation to performing loans to customers located in Countries at risk, also considering the general indications of the banking industry.

Other loans are written down using lump-sum adjustments to reflect intrinsic risks, applying a percentage according to past experience.

The original value of amounts due from customers is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

1.3 Guarantees and commitments

Guarantees are recorded at the total value of the commitment.

Commitments to place funds with banking counterparties and make loans to customers are stated at the value of the amounts still to be paid over.

The credit risks associated with guarantees and commitments and with credit derivatives recorded in the banking book are covered by "Allowances for risks and charges – other allowances".

2. Securities and off-balance sheet transactions (excluding foreign currency transactions)

The securities portfolio is divided into Investment portfolio and Trading portfolio.

Securities registered in the investment portfolio reflect precise predefined strategic decisions taken by the Executive Committee or equivalent body. Such securities may be sold before maturity provided a change in management strategy occurs, or if market conditions evolve so to undermine reasons which had brought about the inclusion of such securities in the investment portfolio.

Both securities held for trading and those purchased for liquidity purposes are recorded in the trading portfolio or inserted in structured portfolios.

2.1 Investment portfolio

Securities classified as financial fixed assets are recorded and valued at purchase cost or, if transferred from the trading portfolio, at the value resulting from the application of the relevant valuation criteria, at the term of the transfer.

Investment securities are written down if a permanent loss of value has occurred in relation to the solvency of the issuer and of the borrowers' resident Countries. Their original value is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

Issue discounts are registered among interest income on an accruals basis, as an increase in the book value of the relevant securities. The difference between purchase cost, including accrued issue discounts, and the higher or lower principal repayment of investment securities is recorded in interest income on an accruals basis.

2.2 Trading portfolio

Securities in the trading portfolio have been accounted for based on their continuous weighted average.

The valuation is carried out as follows:

- Italian and foreign securities traded on regulated markets: average market price for the last month of the period;
- treasury shares, though listed, at the lower between purchase cost of the exchange and market value, considering the peculiarities of this type of asset, for which any real trading activity is excluded;
- unlisted securities: at the lower between cost or market value; the latter is calculated considering estimated realisable value which – in the case of fixed-income securities – is determined by discounting future financial flows using the market interest rate, obtained on listed securities with similar characteristics or on information system based markets normally used internationally. In particular, for subordinated securities originated from loan securitisations, estimated realisable value is calculated considering the forecasted recoveries on the loan portfolio sold. The solvency of the issuer and the resident Country's difficulty in servicing debt is also considered;
- for quotas of undertakings in collective investments in tradable securities (UCITS):
  - period-end market value, in presence of quotations expressed by regulated markets, or obtained from communications to the market of management companies published by specialised channels;
  - at the lower between cost or market value, if those parameters are not available. Market value, in these cases, is represented by estimated realisable value, determined according to the procedure indicated above for securities other than quotas.

Value of written down unlisted securities is written up in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

Repurchase agreements are treated as deposit-taking or lending transactions. In particular:

- spot sales with a commitment to repurchase are recorded as deposits and stated at the spot amount received;
- spot purchases with a commitment to resell are recorded as loans and stated at the spot amount advanced.

In repurchase agreements on fixed-income securities, the difference between the spot and forward tel quel prices represents interest expense on deposits and interest income from loans and is recognised on an accruals basis.

Book value of zero-coupon securities includes accrued interest.

Transactions in securities and similar instruments are recorded with reference to their settlement dates.

2.3 Off-balance-sheet transactions (excluding foreign currency transactions)

Securities to be delivered or received in relation to unsettled contracts at balance sheet date are considered as a part of the trading portfolio and are valued as described above, considering the price contained in the contract.

Off-balance sheet transactions which refer to derivative contracts – financial and credit derivatives – are valued as follows:

- derivatives used to hedge assets and liabilities (both on- and off-balance sheet) have been valued on a consistent basis with assets and liabilities hedged;
- derivative contracts held for trading are stated at market value;
- derivative contracts which are part of "structured financial portfolios", which also include assets made up of debt securities and/or shares, are valued consistently with the relevant asset;
- credit derivative contracts recorded in the banking book (hedging) are valued consistently with the criteria indicated in guarantees and commitments.

Market value for derivative contracts has been calculated on the basis of the official end-of-period quotation for derivatives traded in regulated markets and according to estimated replacement costs for derivatives which – though unlisted – can be considered similar to listed derivatives since they use (as parameters) prices, quotations or indices that may be obtained from international information systems and can in any case be calculated objectively.

Differentials on hedges on interest-bearing assets or liabilities are recognised on the basis used to record the interest itself, in the case of specific hedges, or over the life of the contract (in the case of general hedges).

Differentials on hedges on non-interest-bearing assets or liabilities are recorded in the statement of income at the time of settlement. Differentials on multi-flow derivative contracts held for trading are registered in the statement of income over the life of the contracts, while differentials on single-flow derivatives are registered at the time of settlement.

Evaluation results of off-balance sheet transactions are accounted for in the balance sheet in "Other assets" and "Other liabilities" without offsetting.

Dealing on the market in certain types of derivatives has been centralised at specific companies or business units. These units also manage, within their books, positions taken to meet hedging requirements of other Group units which are not authorised to operate on the market. The needs of the latter are satisfied via internal deals traded at market prices. In the consolidated balance sheet, interunit and intercompany deals are accounted for as follows:

- internal deals included in the portfolios held by specialised companies or business units are valued at market prices similarly to other trading contracts held by such companies and units;
- internal deals held by companies/units which are not authorised to operate directly on the market are accounted consistently with assets and liabilities hedged and are therefore carried at cost, since they are used exclusively as hedges of assets and liabilities carried at cost.

Differentials or margins accrued in the period relative to internal deals are accounted for as interest income and expense i) using a time frame consistent with accrual of interest on assets and liabilities hedged if they refer to a specific hedge contract, or ii) determined according to the maturity of the contract if they refer to a generic hedge contract.

3. Equity investments

Significant investments are valued using the equity method, as described in the consolidation criteria.

Other minority equity investments are stated at cost on a LIFO basis using annual layers, as they are financial fixed assets.

In this regard, the book value of investments held as at 31st December 1992 (which includes any revaluations carried out according to specific regulations) is deemed to represent their cost at that date, as

permitted by Art. 8.4 of Legislative Decree 87/92.
Book value is written down to reflect any impairment in the value of equity investments. For equity investments in companies listed in regulated markets the write-down is also determined based on the arithmetical average of stock price over the last semester. However, the original value may be written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

The acquisitions of equity investments for which there is a commitment to sell at a later date are accounted for as repurchase agreements. Therefore, these equity investments are excluded from the consolidation area.

Dividends are recorded in the period they are declared which, usually, corresponds to the time of collection.

4. Assets and liabilities in foreign currencies (including off-balance sheet transactions)

Other assets and liabilities denominated in foreign currencies are translated into euro using end-of-period spot exchange rates.

Off-balance sheet transactions in foreign currencies including derivatives are valued as follows:
- for transactions related to unsettled spot contracts, market prices have been calculated using spot exchange rates at the end of period;
- for transactions related to forward contracts, market prices have been obtained using end-of-period forward rates for maturities corresponding to those of the relative contracts;
- for hedge transactions, market prices have been calculated on a consistent basis and take into account the terms and conditions contained in the relative contracts.

The results of the valuations are recorded in the caption "Profits (Losses) on financial transactions" in the statement of income, while in the balance sheet they are accounted for as "Other assets/liabilities".

Differentials between the spot and forward rates of hedge transactions are recognised in the statement of income on an accrual basis, to match the recognition of interest on the underlying assets or liabilities.

Foreign currency transactions are recorded with reference to the time of settlement.

5. Fixed assets

Real estate is recorded at purchase cost, including related charges, as well as renovation expenses and any extraordinary repairs, which have determined an increase in its value. The value of certain real estate properties has also been restated as a result of applying revaluation laws and following the allocation of merger deficit or as a result of positive consolidation differences.

Furniture, fittings, machines and equipment are recorded at purchase cost, including related expenses and any improvement expenditure incurred.

The book value of tangible fixed assets is stated net of accumulated depreciation. These assets are automatically depreciated on a straight-line basis using rates which reflect their useful lives.

In particular:
- newly-acquired assets are depreciated from the accounting period in which they enter service;
- assets entering service during the period are depreciated at half the standard rate since it is assumed that, on average, their use began half way through the year.

Fixed assets accounted from restatement of intercompany leases are depreciated on the above basis; the depreciation rates applied by the user are adopted for this purpose.

Accelerated depreciation provided for fiscal purposes has been reversed on consolidation and provision is made for the related deferred taxation.

Value of fixed assets is adjusted when losses deemed to be permanent occur.

Maintenance expenditure that does not increase the value of assets is expensed as incurred.

6. Intangibles

Intangibles are stated at purchase cost net of accumulated amortisation.

This caption comprises:
- goodwill paid on the acquisition of companies or deriving from merger deficits which emerge on integration of companies. These are amortised at constant rates over a ten-year period;
- start-up costs related to new branches located in buildings which are not owned by the Group, costs related to new issues of shares or of other securities. Such costs are amortised at constant rates over a five-year period;
- refurbishing costs for branches and other premises which are not owned by the Group. These costs are amortised on a straight-line basis over their estimated useful life and in any case, according to provisions set out by Art. 16, par. 1, of Legislative Decree 87/92, in a period no longer than five years;
- application software costs of multi-annual use. These are amortised over a maximum of five years according to estimated useful life;
- other deferred charges which are amortised over a maximum period of five years.

Positive differences arising on consolidation and application of the equity method are considered intangibles even though these are accounted for in specific captions; these are amortised at constant rates over a ten-year period just like goodwill.

Value of intangibles is adjusted when losses deemed to be permanent occur.

7. Other policies

7.1 Accruals and deferrals

Accruals and deferrals are determined in accordance with the matching principle taking account of the rates and conditions applicable to individual accounts. The amounts are reported separately in the balance sheet since, as permitted, they have not been added to or deducted from the asset and liability accounts to which they relate. The only exceptions are accruals on zero-coupon securities held in portfolio or issued by Group companies.

7.2 Deposits and public funds under administration

Deposits of banks and ordinary customers and public funds under administration are stated at their nominal values.

7.3 Securities issued

Mortgage bonds, other bonds, certificates of deposit and bank cashiers' cheques are stated at their nominal values. Zero-coupon securities have been stated at issue price plus accruals at period-end.
Issue discounts are reported as a "Prepaid expense". Issue premiums are recorded as a "Deferred income" item.

7.4 Allowance for employee termination indemnities

The amount recorded represents the liability to all employees at the end of the period, accrued in accordance with current legislation and labour agreements.

7.5 Allowances for risks and charges

This caption comprises:
- *"Allowances for pensions and similar commitments"*
  Have been set up as a consequence of specific contracts and are deemed to adequately guarantee the payment of pensions for which Group companies are liable.
- *"Allowance for taxation"*
  The provision for income taxes is determined with reference to a prudent estimate of the current, prepaid and deferred taxation. In particular, prepaid and deferred taxes are determined irrespective of temporal limits and according to all temporary differences between book value attributed to assets or liabilities and the corresponding values for fiscal purposes.

Deferred tax assets are accounted for in the balance sheet when a reasonable certainty of their recovery exists, based on the relevant company's or the Parent Company's – due to the exercise of the option relative to the "fiscal consolidation" – continuing capacity to generate taxable income.

Deferred tax liabilities have been fully accounted for, with the sole exceptions of higher asset values in equity investments subject to a suspended tax regime and shareholders' equity reserves for which taxes are suspended, since it is reasonably

expected that no voluntary actions will be taken which involve taxation of such reserves.

Prepaid and deferred taxes are accounted for in the balance sheet with open balances and without offsetting effects, the former in the "Other assets" caption and the latter in the "Allowances for risks and charges - allowance for taxation" caption.

In addition, this account reflects the deferred taxation on consolidation adjustments, if it is likely that the taxes concerned will become payable by a Group company. These taxes essentially reflect:
– those arising from the reversal, on consolidation, of adjustments and provisions recorded for fiscal purposes;
– those arising from the allocation of positive consolidation differences in the assets of the consolidated company.

Deferred tax assets and liabilities are systematically valued considering any changes in fiscal regulations or tax rates and the situation of the Group companies involved.

The allowance also contains provisions for tax charges which could derive from assessments already notified, or in any case from litigations currently under way with Fiscal Authorities.

– *"Allowance for risks and charges arising on consolidation"*
  The allowance contains negative differences that arise from the comparison of purchase cost of a consolidated subsidiary and the relevant portion of shareholders' equity acquired, when the difference reflects negative performances forecasted for that company. The allowance is transferred to the consolidated statement of income for the amount of the losses incurred and when such losses occur.

– *"Other allowances"*
  This caption comprises provisions to cover known or possible losses, the timing or the extent of which cannot be determined at the balance sheet date.

Such allowances do not adjust the value of any asset captions. The allowances reflect the best estimate of the charges to be incurred, based on available information.

7.6 Allowance for possible loan losses

The "Allowances for possible loan losses" have been set up for prudential purposes, considering loan portfolio breakdown and do not adjust asset captions.

7.7 Subordinated liabilities

Subordinated liabilities are stated at nominal value. Subordinated liabilities denominated in foreign currency are translated using the end-of-period spot rates.

SECTION 2 - ADJUSTMENTS AND PROVISIONS RECORDED FOR FISCAL PURPOSES

The adjustments and provisions recorded by Group companies solely for fiscal purposes have been eliminated on consolidation in order to present more fairly the financial and operating position of the Group. Deferred taxation has been recorded in relation to such elimination.
Accordingly, the consolidated financial statements do not include any entries made solely for fiscal purposes.

Part B - Information regarding the consolidated balance sheet

SECTION 1 – LOANS

Breakdown of caption 10 "Cash and deposits with central banks and post offices"

Subcaptions	
Cash	1,102
Deposits with	
– central banks	384
– post offices and other entities	104
– other	1
Total	1,591

Breakdown of caption 30 "Due from banks"

Subcaptions	
a) Repayable on demand	
– *current accounts for services rendered*	*754*
– *deposits*	*1,382*
– *other*	*384*
Total a)	2,520
b) Other loans	
to central banks	
– *compulsory reserve requirement*	*1,112*
– *other*	*1,122*
to banks	
– *time deposits*	*6,390*
– *loans*	*3,088*
– *repurchase agreements*	*13,499*
– *doubtful loans*	*2*
– *other*	*804*
Total b)	26,017
Total	28,537

1.1 Analysis of caption 30 "Due from banks"

a) Due from central banks	2,234
b) Bills eligible for refinancing with central banks	–
c) Financial lease receivables	–
d) Repurchase agreements	13,499
e) Securities lending	56

1.2 Breakdown of on-balance sheet loans due from banks

Categories	Gross exposure	Total adjustments	Net exposure
A. Non-performing loans	300	(91)	209
A1. doubtful loans	*41*	*(39)*	*2*
A2. substandard loans	–	–	–
A3. loans under restructuring	–	–	–
A4. restructured loans	–	–	–
A5. loans subject to Country risk	*259*	*(52)*	*207*
B. Performing loans	28,328	–	28,328
Total	28,628	(91)	28,537

1.3 Due from banks - Changes in non-performing loans

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk
A. Initial gross exposure	39	14	–	–	266
A1. including overdue interest	*1*	–	–	–	–
B. Increases	12	–	–	–	251
B1. inflows from performing loans	*5*	–	–	–	*249*
B2. overdue interest	–	–	–	–	–
B3. transfers from other non-performing loan categories	*7*	–	–	–	–
B4. other increases	–	–	–	–	*2*
C. Decreases	(10)	(14)	–	–	(258)
C1. outflows to performing loans	–	–	–	–	*(1)*
C2. write-offs	*(7)*	*(3)*	–	–	–
C3. repayments	*(2)*	*(3)*	–	–	*(92)*
C4. credit disposals	–	–	–	–	–
C5. transfers to other non-performing loan categories	–	*(7)*	–	–	–
C6. other decreases	*(1)*	*(1)*	–	–	*(165)*
D. Final gross exposure	41	–	–	–	259
D1. including overdue interest	*1*	–	–	–	–

1.4 Due from banks - Changes in total adjustments

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk	Performing loans
A. Initial total adjustments	37	10	-	-	52	-
A1. including overdue interest	*1*	-	-	-	-	-
B. Increases	13	-	-	-	23	-
B1. adjustments	*8*	-	-	-	*23*	-
B1.1 including overdue interest	-	-	-	-	-	-
B2. use of allowances for possible loan losses	-	-	-	-	-	-
B3. transfers from other loan categories	*5*	-	-	-	-	-
B4. other increases	-	-	-	-	-	-
C. Decreases	(11)	(10)	-	-	(23)	-
C1. write-back of adjustments	*(2)*	-	-	-	-	-
C1.1 including overdue interest	-	-	-	-	-	-
C2. write-backs on repayments	-	*(1)*	-	-	*(4)*	-
C2.1 including overdue interest	-	-	-	-	-	-
C3. write-offs	*(7)*	*(3)*	-	-	-	-
C4. transfers to other non-performing loan categories	-	*(5)*	-	-	-	-
C5. other decreases	*(2)*	*(1)*	-	-	*(19)*	-
D. Final total adjustments	39	-	-	-	52	-
D1. including overdue interest	*1*	-	-	-	-	-

Breakdown of caption 40 "Loans to customers"

Subcaptions	
Mortgages	61,656
Current accounts	21,614
Other loans	46,589
Loans for factoring activities	6,775
Doubtful loans	4,598
Financial lease receivables	7,110
Discounted portfolio risk	2,608
Repurchase agreements	2,437
Other	1,605
Total	154,992

1.5 Analysis of caption 40 "Loans to customers"

a) Bills eligible for refinancing with central banks	1
b) Financial lease receivables	7,110
c) Repurchase agreements	2,437
d) Securities lending	888

1.6 Secured loans to customers

a) Loans secured by mortgages	54,543
b) Loans secured by pledge on	
1. cash deposits	*1,103*
2. securities	*6,727*
3. other valuables	*2,096*
	9,926
c) Loans secured by guarantees from	
1. Governments	*1,419*
2. other public agencies	*265*
3. banks	*1,296*
4. other operators	*23,737*
	26,717
Total	91,186

1.7 Breakdown of on-balance sheet loans to customers

Categories	Gross exposure	Total adjustments	Net exposure
A. Non-performing loans	18,462	(9,902)	8,560
A1. doubtful loans	*13,182*	*(8,584)*	*4,598*
A2. substandard loans	*4,711*	*(1,167)*	*3,544*
A3. loans under restructuring	*4*	*(1)*	*3*
A4. restructured loans	*462*	*(128)*	*334*
A5. loans subject to Country risk	*103*	*(22)*	*81*
B. Performing loans	147,504	(1,072)	146,432
Total	165,966	(10,974)	154,992

1.8 Loans to customers - Changes in non-performing loans

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk
A. Initial gross exposure	13,795	5,450	3	429	788
A1. including overdue interest	*3,382*	*105*	-	*11*	-
B. Increases	2,578	3,727	2	142	36
B1. inflows from performing loans	*784*	*3,155*	-	*133*	*24*
B2. overdue interest	*404*	*43*	-	*2*	-
B3. transfers from other non-performing loan categories	*1,048*	*50*	-	*4*	-
B4. other increases	*342*	*479*	*2*	*3*	*12*
C. Decreases	(3,191)	(4,466)	(1)	(109)	(721)
C1. outflows to performing loans	*(37)*	*(975)*	-	*(33)*	*(12)*
C2. write-offs	*(1,435)*	*(344)*	-	*(18)*	-
C3. repayments	*(1,140)*	*(1,961)*	-	*(40)*	*(29)*
C4. credit disposals	*(37)*	-	-	-	-
C5. transfers to other non-performing loan categories	*(47)*	*(1,047)*	-	*(8)*	-
C6. other decreases	*(495)*	*(139)*	*(1)*	*(10)*	*(680)*
D. Final gross exposure	**13,182**	**4,711**	**4**	**462**	**103**
D1. including overdue interest	*3,495*	*114*	-	*13*	-

1.9 Loans to customers - Changes in total adjustments

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk	Performing loans
A. Initial total adjustments	8,698	1,381	1	150	90	1,069
A1. including overdue interest	*3,283*	*81*	-	*9*	-	*2*
B. Increases	1,976	732	-	19	33	305
B1. adjustments	*1,405*	*653*	-	*17*	*6*	*240*
B1.1 including overdue interest	*371*	*21*	-	*1*	-	*1*
B2. use of allowances for possible loan losses	*9*	*7*	-	*1*	-	-
B3. transfers from other loan categories	*381*	*38*	-	*1*	*3*	*6*
B4. other increases	*181*	*34*	-	-	*24*	*59*
C. Decreases	(2,090)	(946)	-	(41)	(101)	(302)
C1. write-back of adjustments	*(114)*	*(113)*	-	-	*(70)*	*(57)*
C1.1 including overdue interest	*(1)*	-	-	-	-	-
C2. write-backs on repayments	*(311)*	*(90)*	-	*(2)*	*(4)*	*(16)*
C2.1 including overdue interest	*(8)*	*(6)*	-	-	-	-
C3. write-offs	*(1,435)*	*(344)*	-	*(18)*	-	*(24)*
C4. transfers to other loan categories	*(9)*	*(352)*	-	*(1)*	*(15)*	*(52)*
C5. other decreases	*(221)*	*(47)*	-	*(20)*	*(12)*	*(153)*
D. Final total adjustments	**8,584**	**1,167**	**1**	**128**	**22**	**1,072**
D1. including overdue interest	*3,420*	*93*	-	*12*	-	*3*

SECTION 2 - SECURITIES

2.1 Investment portfolio

Subcaptions	Book value	Market value
1. Debt securities	5,513	5,797
1.1 Government securities	1,232	1,515
- listed	*1,232*	*1,515*
- unlisted	-	-
1.2 Other securities	4,281	4,282
- listed	*3,529*	*3,562*
- unlisted	*752*	*720*
2. Shares, quotas and other forms of capital	8	6
- listed	*8*	*6*
- unlisted	-	-
Total	5,521	5,803

Differences between principal repayment and book value

Positive	56
Negative	39

2.2 Changes in the investment portfolio

A. Initial amount	5,884
B. Increases	1,384
B1. purchases	*1,013*
B2. write-backs	*7*
B3. transfers from the trading portfolio	*94*
B4. other changes	*270*
C. Decreases	(1,747)
C1. sales	*(407)*
C2. principal repayments	*(1,168)*
C3. adjustments	*(2)*
including	
- permanent write-downs	-
C4. transfers to the trading portfolio	-
C5. other changes	*(170)*
D. Final amount	5,521

2.3 Trading portfolio

Subcaptions	Book value	Market value
1. Debt securities	21,115	21,149
1.1 Government securities	3,935	3,935
– listed	*3,932*	*3,932*
– unlisted	*3*	*3*
1.2 Other securities	17,180	17,214
– listed	*6,053*	*6,053*
– unlisted	*11,127*	*11,161*
2. Shares, quotas and other forms of capital	2,007	2,062
– listed	*1,399*	*1,399*
– unlisted	*608*	*663*
Total	23,122	23,211

2.4 Changes in the trading portfolio

A. Initial amount	26,042
B. Increases	385,980
B1. purchases	*384,815*
– debt securities	*355,614*
– Government securities	*249,690*
– other securities	*105,924*
– shares, quotas and other forms of capital	*29,201*
B2. write-backs and revaluations	*110*
B3. transfers from the investment portfolio	*–*
B4. other changes	*1,055*
C. Decreases	(388,900)
C1. sales and principal repayments	*(386,374)*
– debt securities	*(356,493)*
– Government securities	*(252,222)*
– other securities	*(104,271)*
– shares, quotas and other forms of capital	*(29,881)*
C2. adjustments	*(232)*
C3. transfers to the investment portfolio	*(94)*
C5. other changes	*(2,200)*
D. Final amount	23,122

File No. 82-35020

SECTION 3 - EQUITY INVESTMENTS

Variations in the consolidation area

Compared to the consolidation area as at 31st December 2002, the following variations occurred in 2003.

Equity investments subject to full/proportional consolidation

Inclusions	
BI Private Equity	Newly-established.
Intesa Lease Sec.	Newly-established.
Intesa Real Estate	Newly-established.
Intesa Sec. NPL 2	Fully consolidated, formerly carried at equity.
Phonix Beteiligungs Gmbh Berlino	Newly-established.
ZAO Banca Intesa (Russia)	Newly-established.
OOO Intesa Realty Russia	Newly-established.

Equity investments subject to full/proportional consolidation

Exclusions	
Banco Sudameris Brasil (group)	Sold, formerly fully consolidated in the Sudameris group.
Banco Sudameris Colombia	Sold, formerly fully consolidated in the Sudameris group.
Bankhaus Löbbecke	Sold, formerly fully consolidated.
Beteiligungsgesellschaft Für das Bankhaus Löbbecke	Sold, formerly fully consolidated.
Caboto Securities	Liquidated, formerly fully consolidated.
Carinord 1	Sold, formerly fully consolidated.
Cassa di Risparmio di Alessandria	Formerly consolidated with the proportional method in the Carinord 1 group.
Carinord 2	Under sale, formerly consolidated with proportional method.
Cassa di Risparmio della Spezia - La Spezia	Formerly consolidated with proportional method in the Carinord 2 group.
Cassa di Risparmio di Carrara	Formerly consolidated with proportional method in the Carinord 2 group.
Servizio Riscossione Tributi – La Spezia	Formerly consolidated with proportional method in the Carinord 2 group.
FundsWorld Financial Services	Liquidated, formerly fully consolidated.
IntesaBci Bank (Suisse)	Sold, formerly fully consolidated.
SATA	Carried at equity, formerly fully consolidated.
Sudameris Agencia de Valores (Chile)	Sold, formerly fully consolidated in the Sudameris group.
Sudameris Leasing Cile	Sold, formerly fully consolidated in the Sudameris group.
Stavebna Sporitelna VUB Wustenrot	Carried at equity, formerly consolidated with proportional method.
VUB REAL a.s.	Liquidated, formerly fully consolidated.

Equity investments carried at equity

Inclusions	
Banca Generali S.p.A.	Acquired, carried at equity
Intesa Vita S.p.A.	Contributed from Assiba and IntesaVita
Lazard & Co. S.r.l.	Acquired, carried at equity
Milano Zerotre	Newly-established, carried at equity
SATA	Sold the main asset, formerly fully consolidated
Synesis Finanziaria S.p.A.	Newly-established, carried at equity. Holding company of the equity investments of the FIDIS group

Equity investments carried at equity

Exclusions	
ASSIBA – Società di Assicurazioni S.p.A.	Merged in Intesa Vita (former Timavo)
Car World Italia S.p.A.	Sold
Fiduameris Colombia	Sold
Intesa Learning S.p.A.	Merged in Intesa Formazione
IntesaVita S.p.A.	Merged in Intesa Vita (former Timavo)
La Centrale Consulenza	Now Intesa Sec. NPL 2, fully consolidated
Loyalty Group	Sold
Sorit S.p.A.	Carried at cost due to the reduction in the equity stake
Sudameris Valores S.A. Sociedad de Bolsa	Sold

The following operations between the Group companies also occurred in 2003:

Banca Intesa France and Banca Commerciale Italiana (France) were merged. The new entity has been named Banca Intesa France.
Banca Primavera contributed its assets to Banca Generali and to ISS and modified its company denomination to Banca Caboto.
BCI Funding Co. modified its company denomination to Intesa Funding LLC.
Prontofund Advisory modified its company denomination to Nextra Distribution Services.
Mediofactoring modified its company denomination to Intesa Mediofactoring.
Intesa Formazione Sud modified its company denomination to Intesa Formazione.

3.1 Significant equity investments

Companies	Type of relationship	Shareholders' equity	Net income (loss)	Investment direct ownership	% held	Votes available at Shareholders' Meeting (%) (*)	Book value
A. Consolidated companies Parent Company Banca Intesa S.p.A., Capital euro 3,561,062,849.24 in shares of euro 0.52							
A. 1 Companies subject to full consolidation							
1 Amex d.o.o. - Ljubljana Capital SIT 2,500,000	1	0	0	PBZ American Express	100.00		
2 B.I. Private Equity Ltd - Dublin Capital euro 100,000 in shares of euro 1	1	240	0	Private Equity International	100.00		
3 Banca Cis S.p.A. - Cagliari Capital euro 170,276,569.35 in shares of euro 51.65	1	277	20	Banca Intesa Mediocredito	55.37		
4 Banca Caboto S.p.A. - Milano Capital euro 70,000,000 in shares of euro 1	1	211	141	Banca Intesa Intesa e.lab	6.61 93.39		
5 Banca di Trento e Bolzano S.p.A. - Trento Capital euro 51,167,582.96 in shares of euro 0.52	1	128	15	Banca Intesa Finanziaria BTB	8.28 57.00		
6 Banca Intesa (France) S.A. - Paris Capital euro 160,270,853.25 in shares without nominal value	1	223	8	Banca Intesa	99.99		
7 Banca Intesa Mediocredito S.p.A. - Milano Capital euro 500,000,000 in shares of euro 1	1	881	51	Banca Intesa	100.00		
8 Banca Popolare FriulAdria S.p.A. - Pordenone Capital euro 101,975,060 in shares of euro 5	1	446	40	Banca Intesa	76.05		
9 Banco Sudameris Paraguay S.A.E.C.A. - Asunción Capital PYG 41,659,134,000 in shares of PYG 1,000	1	11	(3)	Banque Sudameris Sudameris Inmobiliaria	97.88 0.36		
10 Banco Wiese Sudameris S.A. - Lima Capital PEN 172,528,793.77 in shares of PEN 0.01	1	206	2	Banca Intesa Lima Sudameris Holding	82.10 15.95	82.25 15.98	
11 Banque Sudameris S.A. - Paris Capital euro 1,145,127,473 in shares without nominal value	1	554	(186)	Intesa Holding International	99.99		
12 BCI U.S. Funding LLC I - Wilmington *(Delaware)* Capital USD 10,000,000 in "common shares" of USD 10,000	1	8	0	Banca Intesa	100.00		
13 BCI U.S. Funding LLC II - Wilmington *(Delaware)* Capital euro 27,500,000 in "common shares" of euro 1,000	1	28	0	Banca Intesa	100.00		
14 BCI U.S. Funding LLC III - Wilmington *(Delaware)* Capital GBP 6,000,000 in "common shares" of GBP 1,000	1	9	0	Banca Intesa	100.00		
15 C.R.L. - Compagnia Regionale Leasing - Terni Capital euro 4,800,000 in shares of euro 6	1	9	0	Cassa di Risparmio di Terni e Narni	99.95		
16 Caboto (International) S.A. - Lugano Capital CHF 5,000,000 in shares of CHF 1,000	1	4	1	Banca Intesa	100.00		
17 Caboto - Società di Intermediazione Mobiliare S.p.A. - Milano Capital euro 412,464,000 in shares of euro 52	1	581	107	Banca Intesa	100.00		
18 Caboto U.S.A. Inc. - New York Capital USD 4,000,000 in shares of USD 100	1	2	0	Caboto Sim	100.00		
19 Caridata S.p.A. - Assago-Milanofiori *(Milano)* Capital euro 1,040,000 in shares of euro 0.52	1	9	0	Banca Intesa	100.00		
20 Cassa di Risparmio della Provincia di Viterbo S.p.A. - Viterbo Capital euro 49,407,056.31 in shares of euro 0.51	1	91	9	Intesa Holding Centro	70.93	79.09	
21 Cassa di Risparmio di Ascoli Piceno S.p.A. - Ascoli Piceno Capital euro 70,755,020 in shares of euro 258.23	1	171	13	Intesa Holding Centro	66.00		
22 Cassa di Risparmio di Biella e Vercelli S.p.A. - Biella Capital euro 117,500,000 in shares of euro 1	1	204	13	Banca Intesa	55.00		
23 Cassa di Risparmio di Città di Castello S.p.A. - Città di Castello *(Perugia)* Capital euro 23,750,000 in shares of euro 0.50	1	46	2	Intesa Holding Centro	79.24		
24 Cassa di Risparmio di Foligno S.p.A. - Foligno *(Perugia)* Capital euro 17,720,820 in shares of euro 0.52	1	64	8	Intesa Holding Centro IntesaVita	70.47 0.06		
25 Cassa di Risparmio di Parma e Piacenza S.p.A. - Parma Capital euro 500,000,000 in shares of euro 1	1	843	108	Banca Intesa	100.00		
26 Cassa di Risparmio di Rieti S.p.A. - Rieti Capital euro 47,339,291 in shares of euro 51.65	1	152	9	Intesa Holding Centro	85.00		
27 Cassa di Risparmio di Spoleto S.p.A. - Spoleto *(Perugia)* Capital euro 35,070,334 in shares of euro 1	1	57	7	Intesa Holding Centro	59.44		
28 Cassa di Risparmio Terni e Narni S.p.A. - Terni Capital euro 21,000,000 in shares of euro 6	1	82	7	Intesa Holding Centro	75.00		
29 Central-European International Bank Ltd. - Budapest Capital HUF 23,500,000,000 in shares of HUF 1,000	1	244	31	Intesa Holding International	100.00		
30 CIB Credit Co. Ltd. - Budapest Capital HUF 50,000,000 in shares of HUF 1,000,000	1	13	10	CIB Leasing CIB Real Estate	98.00 2.00		

Companies	Type of relationship *	Shareholders' equity	Net income (loss) *	Investment direct ownership	% held	Votes available at Shareholders' Meeting (%) (*)	Book value
31 CIB Investment Fund Management Rt. - Budapest Capital HUF 300,000,000 in shares of HUF 10,000	1	3	1	Central-European International Bank CIB Securities CIB Service	93.33 6.66 0.01		
32 CIB Leasing Rt. - Budapest Capital HUF 1,520,000,000 in shares of HUF 10,000	1	15	4	Central-European International Bank CIB Rent CIB Service	1.31 98.68 0.01		
33 CIB Real Estate Rt - Budapest Capital HUF 50,000,000 in shares of HUF 1,000,000	1	1	0	CIB Leasing CIB Credit	98.00 2.00		
34 CIB Rent Rt. - Budapest Capital HUF 800,000,000 in shares of HUF 4,444.44	1	7	(1)	Central-European International Bank CIB Securities	98.89 1.11		
35 CIB Securities Rt. - Budapest Capital HUF 4,400,000,000 in shares of HUF 10,000	1	27	1	Central-European International Bank CIB Service	26.00 74.00		
36 CIB Service Rt. - Budapest Capital HUF 16,333,500,000 in ordinary shares of HUF 10,000	1	60	1	Central-European International Bank CIB Leasing	99.99 0.01		
37 Comit Investments (Ireland) Ltd - Dublin Capital euro 6,000 in shares of euro 60 Capital GBP 1,000 in shares of GBP 1	1	119	5	Banca Intesa	99.21		
38 Depositos S.A. - Lima Capital PEN 36,509,880 in shares of PEN 10	1	10	0	Banco Wiese Sudameris	99.98		
39 E.Tr. - Esazione Tributi S.p.A. - Cosenza Capital euro 2,600,000 in shares of euro 1	1	18	11	Intesa Riscossione Tributi	100.00		
40 Epsilon Associati SGR S.p.A. - Milano Capital euro 5,200,000 in shares of euro 0.52	1	7	1	Nextra Investment Management	93.75		
41 Esa.Tri. - Esazione Tributi S.p.A. - Milano Capital euro 18,049,586.88 in shares of 0.52	1	92	54	Intesa Riscossione Tributi	66.68		
42 Finanziaria B.T.B. S.p.A. - Trento Capital euro 56,832,921.6 in shares of euro 0.52	1	63	4	Banca Intesa	99.29		
43 Immobiliare Maram S.r.l. - Milano Capital euro 4,625,000	1	32	1	Banca Intesa	100.00		
44 Intesa Bank Canada - Toronto Capital CAD 107,900,000 in shares without nominal value	1	70	4	Intesa Holding International	100.00		
45 Intesa Bank Ireland Plc. - Dublin Capital euro 8,000,000 in shares of euro 50	1	394	22	Banca Intesa	99.99		
46 Intesa Bank Overseas Ltd. - Cayman Islands Capital USD 10,000,000 in shares of USD 1	1	9	0	Banca Intesa	100.00		
47 Intesa e.lab S.p.A. - Milano Capital euro 144,371,240 in shares of euro 52	1	180	36	Banca Intesa	100.00		
48 Intesa Fiduciaria S.i.m. S.p.A. - Milano Capital euro 5,200,000 in shares of euro 52	1	8	1	Banca Intesa	100.00		
49 Intesa Formazione S.c.p.a. - Napoli Capital euro 103,300 in shares of euro 51.65	1	0	0	Banca Intesa Intesa Holding Centro	61.00 37.55		
50 Intesa Funding LLC - Wilmington *(Delaware)* Capital USD 10,000,000 in shares of USD 1	1	0	0	Banca Intesa	100.00		
51 Intesa Gestione Crediti S.p.A. - Milano Capital euro 326,349,348 in shares of euro 52	1	284	16	Banca Intesa	100.00		
52 Intesa Holding Asset Management S.p.A. - Milano Capital euro 45,238,752 in shares of euro 52	1	194	35	Banca Intesa	100.00		
53 Intesa Holding Centro S.p.A. - Spoleto *(Perugia)* Capital euro 665,045,601 in shares of euro 1	1	717	22	Banca Intesa	97.57		
54 Intesa Holding International S.A. - Luxembourg Capital euro 3,535,366,144 in shares of euro 512	1	1,963	(198)	Banca Intesa	99.99		
55 Intesa Immobiliare S.r.l. - Milano Capital euro 5,000,000	1	5	0	Banca Intesa	100.00		
56 Intesa Investimenti S.p.A. - Milano Capital euro 1,000,000,000 in shares of euro 1,000	1	1,110	101	Banca Intesa	100.00		
57 Intesa Lease Sec. S.r.l. - Milano Capital euro 60,000	1	0	0	Banca Intesa	60.00		
58 Intesa Leasing S.p.A. - Milano Capital euro 38,451,895.56 in shares of euro 0.52	1	224	27	Banca Intesa	99.51		
59 Intesa Mediofactoring S.p.A. - Milano Capital euro 155,000,000 in shares of euro 100	1	276	28	Banca Intesa	100.00		
60 Intesa Preferred Capital Company L.L.C. [a] - Wilmington *(Delaware)* Capital euro 46,000,000 in "common shares" of euro 1	1	43	0	Banca Intesa	100.00		
61 Intesa Preferred II Capital Company L.L.C. [b] - Wilmington *(Delaware)* Capital euro 4,000,000 in "common shares" of euro 1	1	4	0	Banca Intesa	100.00		
62 Intesa Previdenza - Società di Intermediazione Mobiliare S.p.A. - Milano Capital euro 8,350,000 in shares of euro 500	1	7	(1)	Banca Intesa	55.00		

Companies	Type of relationship	Shareholders' equity	Net income (loss)	Investment direct ownership	% held	Votes available at Shareholders' Meeting (%) (*)	Book value
63 Intesa Real Estate S.r.l. - Parma Capital euro 32,030,450	1	353	4	Banca Intesa Cassa di Risparmio di Parma e Piacenza	89.34 10.66		
64 Intesa Riscossione Tributi S.p.A. - Milano Capital euro 76,500,000 in shares of euro 0.51	1	173	94	Banca Intesa	100.00		
65 Intesa Sec. S.p.A. - Milano Capital euro 100,000 in shares of euro 100	1	0	0	Banca Intesa	60.00		
66 Intesa Sec. 2 S.r.l. - Milano Capital euro 15,000	1	0	0	Banca Intesa	60.00		
67 Intesa Sec. Npl S.p.A. - Milano Capital euro 129,000 in shares of euro 1	1	0	0	Caboto Sim	60.00		
68 Intesa Sec. Npl 2 S.r.l. - Milano Capital euro 70,000	1	0	0	Banca Intesa	60.00		
69 Intesa Sistemi e Servizi S.p.A. - Milano Capital euro 296,566,400 in shares of euro 52	1	299	0	Banca Intesa	100.00		
70 IntesaBci Capital and Finance Ltd - Dublin Capital euro 100,000 in shares of euro 1,000	1	930	0	Intesa Holding International	99.00		
71 IntesaBci Preferred Capital Company L.L.C. III - Wilmington *(Delaware)* Capital euro 11,000,000 in shares of euro 1	1	8	(1)	Banca Intesa	100.00		
72 IntesaBci Preferred Securities Investor Trust - New York Capital euro 1,000 in shares of euro 1,000	1	0	0	IntesaBci Preferred Capital Company III	100.00		
73 IntesaTrade Sim S.p.A. - Milano Capital euro 30,000,000 in shares of euro 16	1	24	(1)	Intesa e.Lab	100.00		
74 Inversiones Mobiliarias S.A.- IMSA - Lima Capital PEN 106,665,331.32 in shares of PEN 0.12	1	6	(20)	Banque Sudameris	97.29		
75 Invest Holding d.o.o. - Karlovac Capital HRK 30,000,000	1	5	0	Privredna Banka Zagreb	56.38		
76 Leasreal a.s. - Bratislava Capital SKK 1,000,000 in shares of SKK 10,000	1	1	1	Vseobecna Uverova Banka	100.00		
77 Lima Sudameris Holding S.A. - Lima Capital PEN 340,850,021.42 in shares of PEN 0.17	1	42	(39)	Banca Intesa IMSA	49.28 43.95		
78 Luxicav Conseil S.A. - Luxembourg Capital euro 75,000 in shares of euro 25	1	0	0	Société Européenne de Banque	99.97		
79 Magazzini Generali Fiduciari Cariplo S.p.A. - Pavia Capital euro 10,400,000 in shares of euro 0.52	1	40	21	Banca Intesa	100.00		
80 Medimurska Banka d.d. - Cakovec Capital HRK 127,900,000 in shares of HRK 400	1	24	3	Privredna Banka	96.39		
81 Nextra Alternative Investments S.G.R. S.p.A. - Milano Capital euro 2,600,000 in shares of euro 130	1	6	2	Banca Intesa Nextra Investment Management S.G.R.	10.00 90.00		
82 Nextra Distribution Services - Luxembourg Capital euro 1,500,000 in shares of euro 25	1	2	0	Nextra Investment Management S.G.R. Société Européenne de Banque	99.97 0.03		
83 Nextra Investment Management S.G.R. S.p.A. - Milano Capital euro 24,172,200 in shares of euro 51.65	1	177	52	Banca Intesa Intesa Holding Asset Management S.G.R.	32.05 67.95		
84 OOO Intesa Realty Russia - Moscow Capital RUB 10,000 in shares of RUB 10,000	1	0	0	Banca Intesa	100.00		
85 PBZ American Express d.o.o. - Zagreb Capital HRK 1,000,000	1	23	11	Privredna Banka Zagreb	100.00		
86 PBZ American Express i. dr. d.o.o. - Skopje Capital euro 5,112.92	1	0	0	PBZ American Express - Zagreb	95.00		
87 PBZ Invest d.o.o. - Zagreb Capital HRK 1,000,000	1	2	1	Privredna Banka Zagreb	100.00		
88 PBZ Kapital d.o.o. - Zagreb Capital HRK 400,000	1	0	0	Privredna Banka Zagreb	100.00		
89 PBZ Leasing d.o.o. - Zagreb Capital HRK 20,000	1	3	1	Privredna Banka Zagreb	100.00		
90 PBZ Nekretnine d.o.o. - Zagreb Capital HRK 250,000	1	1	1	Privredna Banka Zagreb	100.00		
91 PBZ Stambena stedionica d.d. - Zagreb Capital HRK 30,000,000 in shares of HRK 100	1	4	0	Privredna Banka Zagreb	100.00		
92 Phönix KG - Beteiligungsgesellschaft fur das Bankhaus Löbbecke - Berlin Capital euro 43,459,809.90	1	12	(32)	Banca Intesa Phönix Beteiligungs Gmbh	98.78 1.22		
93 Phönix Beteiligungs Gmbh - Berlin Capital euro 25,000	1	0	0	Banca Intesa	100.00		
94 Private Equity International S.A. (former Neuf) - Luxembourg Capital euro 252,999,968 in shares of euro 26	1	516	(3)	Banca Intesa	99.99		

Companies	Type of relationship (*)	Shareholders' equity	Net income (loss) (*)	Investment direct ownership	% held	Votes available at Shareholders' Meeting (%) (*)	Book value
95 Privredna Banka Zagreb d.d. - Zagreb Capital HRK 1,666,000,000 in shares of HRK 100	1	441	75	Intesa Holding International	76.30		
96 Privredna Banka - Laguna Banka d.d. - Porec Capital HRK 60,014,000 in shares of HRK 3,700	1	12	1	Privredna Banka Zagreb	100.00		
97 Realitna Spolocnost VUB Spol. S.r.o. - Bratislava Capital SKK 230,000,000	1	1	0	Vseobecna Uverova Banka	100.00		
98 Riadria Banka d.d. - Rijeka Capital HRK 165,813,000 in shares of HRK 300	1	34	5	Privredna Banka Zagreb	77.98		
99 Sailview Company - Dublin Capital euro 5,906,730 in shares of euro 1.25	1	6	0	Private Equity International	99.99		
100 S.Es.I.T. Puglia - Servizio Esazione Imposte e Tributi S.p.A. - Bari Capital euro 2,600,000 in shares of euro 1	1	11	8	Intesa Riscossione Tributi	99.99		
101 Servitia S.A. - Luxembourg Capital euro 1,000,000 in shares without nominal value	1	2	0	Société Européenne de Banque	99.99		
102 Servizi Riscossione Tributi S.p.A. - Terni Capital euro 2,582,580 in shares of euro 5.16	1	3	0	Cassa di Risparmio di Spoleto Cassa di Risparmio di Terni e di Narni	0.03 99.97		
103 Servizio Riscossione Tributi Rieti S.p.A. - Rieti Capital euro 2,601,300 in shares of euro 26	1	3	0	Cassa di Risparmio Rieti	100.00		
104 Setefi S.p.A. - Milano Capital euro 8,450,000 in shares of euro 52	1	55	22	Banca Intesa	100.00		
105 Società Italiana di Revisione e Fiduciaria – S.I.RE.F. S.p.A. - Milano Capital euro 2,600,000 in shares of euro 0.52	1	6	2	Banca Intesa	100.00		
106 Société d'Investissements et de Financements Immobiliers – FINAMERIS S.A. - Paris Capital euro 762,245 in shares without nominal value	1	1	0	Banca Intesa (France)	99.99		
107 Société Européenne de Banque S.A. - Luxembourg Capital euro 45,000,000 in shares without nominal value	1	100	15	Intesa Holding International	99.99		
108 Société Foncière Meyerbeer S.A.R.L. - Paris Capital euro 180,000 in shares of euro 40	1	1	0	Banque Sudameris	99.56		
109 Vseobecna Uverova Banka a.s. - Bratislava Capital SKK 12,978,108,000 in shares of SKK 1,000	1	466	89	Intesa Holding International	96.49		
110 VUB Asset Management Sprav. Spol a.s. - Bratislava Capital SKK 50,000,000 in shares of SKK 100,000	1	1	0	Vseobecna Uverova Banka	100.00		
111 VUB Factoring a.s. - Bratislava Capital SKK 238,912,000 divided in shares of SKK 32,000	1	2	1	Vseobecna Uverova Banka	97.38		
112 VUB Leasingova a.s. - Bratislava Capital SKK 50,000,000 in shares of SKK 1,000,000	1	1	0	Vseobecna Uverova Banka	100.00		
113 Wiese Inversiones Financieras S.A. - Lima Capital PEN 2,094,415.60 in shares of PEN 0.20	1	0	(15)	Banco Wiese Sudameris	99.70		
114 Wiese Sudameris Leasing - San Isidro *(Lima)* Capital PEN 140,000,000 in shares of PEN 50	1	25	0	Banco Wiese Sudameris	99.82		
115 ZAO Banca Intesa - Moscow Capital RUB 750,000,000 in shares of RUB 1,000	1	20	(1)	Banca Intesa	100.00		
B. Companies carried at equity							
B. 1 Controlled							
1 Agricola Investimenti S.p.A. - Milano Capital euro 5,100,000 in shares of euro 1	1	1	(2)	Banca Intesa	99.99		
2 Charta Srl - Sant'Agata sul Santerno *(Ravenna)* Capital euro 100,000	1	0	0	Intesa e.lab	70.00		
3 CIB Insurance Broker Kft. - Budapest Capital HUF 10,000,000 in shares of HUF 10,000	1	0	0	CIB Leasing	100.00		
4 Conser S.p.A. - Bari Capital euro 200,000 in shares of euro 1	1	0	0	S.Es.I.T. Puglia	51.00		
5 IAIS4 S.p.A. - Cosenza Capital euro 703,583.80 in shares of euro 1	1	1	(2)	E.Tr. - Esazione Tributi	90.16		
6 Intesa Renting S.p.A. - Milano Capital euro 3,000,000 in shares of euro 1	1	2	(1)	Intesa Leasing	65.00		
7 PBZ Croatia Osiguranje Public Limited Company - Zagreb Capital HRK 56,000,000 in shares of HRK 1,000	1	n.a.	n.a.	Privredna Banka Zagreb	50.00		
8 SATA – Sociedade de Assessoria Técnica e Administrativa S.A. - São Paulo Capital BRL 4,250,000 in shares of BRL 1	1	1	1	Banque Sudameris	99.99		
9 Shoplà S.p.A. - Milano Capital euro 6,610,000 in shares of euro 10	1	5	(2)	Intesa e.lab	100.00		
10 Sudameris Inversiones y Proyectos (in liquidation) - Santa Fé de Bogotà Capital COP 344,490,000 in shares of nominal value 1,000	1	0	0	Banque Sudameris Sudameris Inmobiliaria	94.99 5.00		

Companies	Type of relationship (*)	Shareholders' equity	Net income (loss) (*)	Investment direct ownership	% held	Votes available at Shareholders' Meeting (%) (*)	Book value
11 Wiese Sudameris Fondos S.A. - Lima Capital PEN 7,070,137 in shares of PEN 1	1	2	0	Banco Wiese Sudameris	100.00		
12 Wiese Sudameris Sociedad Agente de Bolsa – S.A. - Lima Capital PEN 4,895,201 in shares of PEN 1	1	2	0	Banco Wiese Sudameris	100.00		
13 Wiese Sudameris Sociedad Titulizadora S.A. - Lima Capital PEN 22,593,000 in shares of PEN 1	1	6	0	Banco Wiese Sudameris	100.00		
B. 2 Associated							
1 Agos Itafinco S.p.A. - Milano Capital euro 60,013,200 in shares of euro 520	8	171	33	Banca Intesa	49.00		
2 Banca Generali - Trieste Capital euro 99,614,876 in shares of euro 1	8	208	3	Banca Caboto	25.00		
3 Banco de Investimento Imobiliario - Lisboa Capital euro 157,000,000 in shares of euro 1	8	130	0	Banca Intesa	30.10		
4 Carait S.p.A. - Alessandria Capital euro 2,582,500 in shares of euro 51.65	8	5	2	Banca Intesa	35.00		
5 Cassa di Risparmio della Provincia di Chieti S.p.A. - Chieti Scalo Capital euro 52,000,000 in shares of euro 0.52	8	168	6	Banca Intesa	20.00		
6 Cassa di Risparmio della Provincia di Teramo S.p.A. - Teramo Capital euro 26,000,000 in shares of euro 0.52	8	247	10	Banca Intesa	20.00		
7 Cassa di Risparmio di Fermo S.p.A. - Fermo *(Ascoli Piceno)* Capital euro 39,241,087.50 in shares of euro 51.65	8	141	4	Banca Intesa	33.33		
8 Compagnie Monégasque de Banque S.A.M. - Monte Carlo Capital euro 111,110,000 in shares of euro 200	8	192	22	Intesa Holding International	33.86		
9 Ente Nazionale Sementi Elette - Milano Endowment fund euro 34,071.24	8	0	0	Banca Intesa	49.41		
10 Euromilano S.p.A. [illegible] - Milano Capital euro 6,500,000 in shares of euro 100	8	14	0	Banca Intesa	37.50		
11 FIDIA – Fondo Interbancario d'Investimento Azionario S.p.A. - Milano Capital euro 15,600,000 in shares of euro 520	8	15	(1)	Banca Intesa	25.00		
12 First Skelligs International Finance Company Ltd. [illegible] - Dublin Capital Lire 1,500,000,000 in shares of Lire 1,000	8	1	0	Banca Intesa	33.33		
13 IntesaVita S.p.A. - Milano Capital euro 394,226,300 in shares of euro 5	8	1,186	3	Banca Intesa	50.00	44.44	
14 Lazard & Co. S.r.l. - Milano Capital euro 15,000,000	8	133	35	Banca Intesa	40.00		
15 Lo.Se.Ri. - Lombarda Servizi di Riscossione S.p.A. - Cremona Capital euro 2,777,166 in shares of euro 0.52	8	4	1	Banca Intesa	30.50		
16 Luxiprivilège Conseil S.A. - Luxembourg Capital euro 75,000 in shares of euro 25	8	0	0	Société Européenne de Banque	50.00		
17 Milano Zerotre S.r.l. - Roma Capital euro 6,406,090	8	291	0	Banca Intesa Cassa di Risparmio di Parma e Piacenza	38.34 10.66		
18 Parmafactor S.p.A. [illegible] - Collecchio *(Parma)* Capital euro 5,160,000 in shares of euro 10	8	(20)	(25)	Banca Intesa Cassa di Risparmio di Parma e Piacenza	10.00 10.00		
19 Po Vita Assicurazioni S.p.A. [illegible] - Parma Capital euro 70,000,000 in shares of euro 1	8	80	3	Cassa di Risparmio di Parma e Piacenza	50.00		
20 Previnet - Servizi per la previdenza [illegible] - Mogliano Veneto *(Treviso)* Capital euro 5,164,600 in shares of euro 516.46	8	13	4	Banca Intesa	45.50		
21 Selezione Terza S.r.l. [illegible] - Milano Capital euro 10,000	8	0	0	Banca Intesa	50.00		
22 Stavebna Sporitelna VUB Wustenrot a.s. - Bratislava Capital SKK 500,000,000 in shares of SKK 500,000	8	22	2	Vseobecna Uverova Banka	50.00		
23 Synesis Finanziaria S.p.A. [illegible] - Torino Capital euro 200,000,000 in shares of euro 1	8	206	6	Banca Intesa	25.00		
24 Termomeccanica S.p.A. [illegible] - La Spezia Capital euro 3,096,000 in shares of euro 5.16	8	31	2	Banca Intesa	32.32		
C. Other significant investments							
C. 1 Controlled							
1 Atlantis Sociedad Anonima [illegible] - Buenos Aires Capital ARP 78,574,090 in shares of ARP 1	1	1	(2)	Banque Sudameris Intesa Holding International	81.248 18.75		-
2 Azzurra S.r.l. [illegible] - Olgiate Olona *(Varese)* Capital euro 15,000	1	n.a.	n.a.	Cormano	100.00		-
3 Biverbroker S.r.l. [illegible] - Biella Capital euro 46,800 in shares of euro 0.52	1	0	0	Cassa di Risparmio di Biella e Vercelli	55.00		-
4 Caboto Securities Limited (in liquidation) [illegible] - London Capital GBP 10,000,000 in shares of GBP 1	1	17	2	Caboto Sim	100.00		-

Companies	Type of relationship (a)	Shareholders' equity	Net income (loss) (a)	Investment direct ownership	% held	Votes available at Shareholders' Meeting (%) (b)	Book value
5 Capital Servis a.s. (in liquidation) (**) - Bratislava Capital SKK 1,000,000 in shares of SKK 10,000	1	n.a.	n.a.	Realitna Spolocnost	100.00		-
6 Cartitalia S.r.l. (under bankruptcy procedures) (*) - Firenze Capital euro 46,481	1	n.a.	n.a.	Cormano	51.00		-
7 Cofraget S.A. (in liquidation) (**) - Paris Capital euro 38,112 in shares without nominal value	1	0	0	Banca Intesa (France)	99.76		-
8 Consul Service S.r.l. (in liquidation) (**)(a) - Cagliari Capital euro 16,320	1	0	0	Banca Cis	98.41		-
9 Cormano S.r.l. (*)(a) - Olgiate Olona *(Varese)* Capital euro 25,800	1	0	0	Banca Intesa	70.82		-
10 Del Mar S.A. (*) - Miraflores Capital PEN 52,170,440 in shares of PEN 10	1	5	(2)	Banco Wiese Sudameris	56.69		5
11 Elba S.r.l. (*) - Milano Capital euro 100,000	1	n.a.	n.a.	Private Equity International	100.00		3
12 Finanziaria Colonna S.r.l. (*) - Roma Capital euro 10,000	1	0	0	Banca Intesa	100.00		1
13 Finech a.s. (*) - Bratislava Capital SKK 46,000,000 in shares of SKK 100,000	1	n.a.	n.a.	Realitna Spolocnost Vseobecna Uverova Banka	91.30 8.70		-
14 FundsWorld Financial Service Ltd. (in liquidation) (**)(a) - Dublin Capital euro 268,780 in shares of euro 1.25	1	8	(4)	Intesa e.lab	100.00		3
15 Inversiones Sudameris C.A. (*)(a) - Caracas Capital VEB 300,000,000 in shares of VEB 1,000	1	0	0	Banque Sudameris	99.97		-
16 Medicatus-SPC Investment And Services Ltd. (*) - Budapest Capital HUF 20,000,000 in shares of HUF 100,000	1	0	0	CIB Insurance Broker CIB Real Estate	50.00 50.00		-
17 Novacarta S.r.l. (in liquidation) (**) - Olgiate Olona *(Varese)* Capital euro 129,000	1	n.a.	n.a.	Cormano	99.90		-
18 PBZ Im - Und Export Handel Service GmbH (in liquidation) (**) - Wiesbaden Capital euro 131,106.77	1	n.a.	n.a.	Privredna Banka Zagreb	100.00		-
19 PBZ Trading (in liquidation) (**) - Moscow Capital RUR 11,860 in shares of RUR 10	1	n.a.	n.a.	PBZ Im - Und Export Handel Service	100.00		-
20 Petrochemical Investments Ltd. (*)(a) - George Town *(Cayman Islands)* Capital USD 22,000,000 in shares of USD 1	1	19	1	Banca Intesa	100.00		18
21 S.C.M. Servicios y Mandatos S.A. (*) - Buenos Aires Capital ARP 178,650 in shares of ARP 1	1	0	0	Banque Sudameris	99.72		-
22 Scala Advisory S.A. (*) - Luxembourg Capital euro 75,000 in shares of euro 25	1	0	0	Banca Intesa Société Européenne de Banque	99.97 0.03		-
23 SEB Trust Limited (*) - St Helier – Jersey Capital euro 410,000 in shares of euro 1	1	0	0	Société Européenne de Banque	99.99		1
24 SHI-MI S.A. (*)(a) - Luxembourg Capital euro 10,192,092.36 in shares of euro 511.29	1	17	0	Banca Intesa	99.99		16
25 Sphera S.a.r.l. (*) - Paris Capital euro 7,622	1	0	0	Banca Intesa (France)	100.00		-
26 Spolocnost Pre Bankovu Ochranu a.s. (*) - Zilina Capital SKK 40,000,000 in shares of SKK 1,000,000	1	1	0	Vseobecna Uverova Banka	100.00		1
27 Sudameris Administradora de Fondos Mutuos S.A (*) - Asuncion Capital PYG 1,305,000,000 divided in shares of PYG 1,000	1	0	0	Banco Sudameris Paraguay	70.00		-
28 Sudameris Casa de Bolsa S.A. (in liquidation) (*) - Asuncion Capital PYG 100,000,000 in shares of PYG 1,000,000	1	0	0	Banco Sudameris Paraguay	49.00		-
29 Sudameris Inmobiliaria S.A. (*)(a) - Panama Capital USD 100,000 in shares of USD 100	1	0	0	Banque Sudameris	100.00		-
30 Sudpar International Inc. (in liquidation) (**) - George Town *(Cayman Islands)* Capital USD 125,000 in shares of USD 1	1	0	0	Banque Sudameris	100.00		-
31 Technicky Servis a.s. (*) - Bratislava Capital SKK 7,000,000 in shares of SKK 100,000	1	0	0	Vseobecna Uverova Banka	100.00		-
32 VUB Real a.s. (in liquidation) (**) - Bratislava Capital SKK 1,000,000 in shares of SKK 100,000	1	n.a.	n.a.	Realitna Spolocnost	100.00		-
33 ZAO International Business Consulting (***)(a) - Moscow Capital RUB 60,000,000 in shares of RUB 3,000,000	1	1	0	Banca Intesa	55.00		1
							48
C.2 Associated							
1 Alfieri Associated Investors Servicos de Consultoria S.A. (*) - Madeira Capital 80,800 in shares of euro 100	8	142	(8)	Banca Intesa	19.80	20.00	41

Companies	Type of relationship (a)	Shareholders' equity	Net income (loss) (a)	Investment direct ownership	% held	Votes available at Shareholders' Meeting (%) (*)	Book value
2 Alstom Hrvatska d.o.o. (*) - Karlovac Capital HRK 27,821,000 in 2 quotas without nominal value	8	n.a.	n.a.	Investholding - Karlovac	20.06		-
3 Asociacion Los Portales de Ceres (*) - Lima Capital PEN 5,179,500 in quotas without nominal value	8	2	0	Bando Wiese Sudameris	20.00		-
4 Bci Soditic Trade Finance Ltd. (*) - London Capital USD 5,000,000 in shares of USD 1	8	4	0	Intesa Holding International	50.00		2
5 BCILUX CONSEIL S.A. (*) - Luxembourg Capital euro 75,000 in shares of euro 25	8	1	1	Société Européenne de Banque	50.00		-
6 Bolzoni S.p.A. (*) - Podenzano *(Piacenza)* Capital euro 5,319,149 in shares of euro 1	8	17	2	Banca Intesa	28.36		12
7 Burza Cennych Papierov v Bratislave a.s. (*) - Bratislava Capital SKK 113,850,000 divided in shares of SKK 10,000	8	3	0	Vseobecna Uverova Banka	20.20		1
8 Camigliati Scuola Management Territoriale S.c.r.l. (*) - Camigliatello Silano *(Cosenza)* Capital euro 16,455	8	0	0	Intesa Formazione	10.00		-
9 Cantiere Darsena Italia S.p.A. (arrangement before bankruptcy) (*) - Viareggio *(Lucca)* Capital euro 2,550,000 in shares of euro 0.51	8	(10)	0	Banca Intesa	20.00		-
10 Capital e Sviluppo S.p.A. (*) - Perugia Capital euro 4,390,250 in shares of euro 51.65	8	4	(1)	Cassa di Risparmio di Foligno Cassa di Risparmio di Spoleto Cassa di Risparmio di Terni e Narni	9.76 9.76 9.76		- - -
11 Carinord 2 S.p.A. (*) - Milano Capital euro 110,754,644 in shares of euro 0.52	8	214	6	Banca Intesa	41.14		-
12 Castello di Udine S.p.A. (*) - San Giorgio di Nogaro *(Udine)* Capital euro 7,752,000 in shares of euro 0.51	8	5	(2)	Banca Popolare FriulAdria	30.00		1
13 Chess Ventures Ltd (*) - Cayman Islands Capital USD 5,000,000 divided in shares of USD 250	8	16	0	Intesa e.lab	49.75		3
14 Dante Prini S.p.A. (in liquidation) (*) - Montano Lucino *(Como)* Capital euro 5,164,569 in shares of euro 0.52	8	(14)	0	Banca Intesa	32.50		-
15 E. Gilardi & C. S.r.l. (in liquidation) (*) - Novara Capital euro 51,480	8	0	0	Cassa di Risparmio di Biella e Vercelli	30.00		4
16 Ecc Holding S.r.l. (*) - Arezzo Capital euro 9,286,527	8	43	0	Banca Intesa	31.14		5
17 Editrade S.A.C. (*) - San Isidro *(Lima)* Capital PEN 11,659,600 in shares of PEN 100	8	n.a.	n.a.	Wiese Inversiones Financieras	22.50		-
18 Equinox Investment Company (*) S.c.p.a. Capital euro 148,256	8	n.a.	n.a.	Private Equity International	27.78		44
19 F.I.L.A. Fabbrica Italiana Lapis e Affini S.p.A. (*) - Milano Capital euro 2,917,215 in shares of euro 1.62	8	32	1	Banca Intesa	20.00		14
20 Galileo Holding S.p.A. (in liquidation) (*) - Marghera *(Venezia)* Capital euro 2,295,000 in shares of euro 0.51	8	(23)	1	Banca Intesa Cassa di Risparmio della Provincia di Viterbo	28.98 5.88		-
21 GENSEB – Gen. & SEB Risk Service SA - (*) Luxembourg Capital euro 250,000 in shares of euro 25	8	0	0	Société Européenne de Banque	50.00		-
22 Giraglia Immobiliare S.p.A. (*) - Milano Capital euro 3,500,000 in shares of euro 1	8	3	0	Banca Intesa	20.02		1
23 Iras Gruppo S.p.A. (*) - Torino Capital euro 3,400,000 in shares of euro 0.85	8	5	(3)	Banca Intesa	45.00		2
24 Immobiliare Lombarda S.p.A. (*) - Milano Capital euro 103,414,799.67 in shares of euro 0.17	8	104	(111)	Banca Intesa	28.74		21
25 Infocorp S.A. (*) - San Isidro *(Lima)* Capital PEN 4,655,705 in shares of PEN 1	8	2	1	Banco Wiese Sudameris	20.73		-
26 International Sailing Boats - ISB S.p.A. (*) - Milano Capital euro 10,000,000 in shares of euro 1	8	12	2	Banca Intesa	30.00		-
27 Ipef Partners Limited (*) - London Capital GBP 1,000 in shares of GBP 1	8	0	0	Banca Intesa	40.50		-
28 Kingston Comercio Internacional Ltda (*) - Madeira Capital euro 3,915,993.35	8	0	(3)	Banca Intesa	25.19		-
29 Land S.p.A. (in voluntary liquidation) (*) - Vimodrone *(Milano)* Capital euro 672,000 in shares of euro 1	8	(2)	0	Banca Intesa	40.00		-
30 Mater-Bi S.p.A. (*) - Milano Capital euro 14,560,000 in shares of euro 0.52	8	31	0	Banca Intesa	34.48		11
31 Monte Mario 2000 S.r.l. (*) - Roma Capital euro 51,480	8	0	0	Finanziaria Colonna	47.50		-
32 Neubor Glass S.p.A. (*) - San Vito al Tagliamento *(Pordenone)* Capital euro 1,550,000 in shares of euro 1	8	2	0	Banca Popolare FriulAdria	26.66		-
33 Office Chairs Participations S.a.r.l. (*) - Luxembourg Capital euro 2,892,150 in shares of euro 25	8	3	1	Banca Intesa	50.00		-
34 P.B. S.r.l. (*) - Milano Capital euro 100,000 in shares of euro 1	8	0	0	Banca Intesa	42.24		-

Companies	Type of relationship (*)	Shareholders' equity	Net income (loss)	Investment direct ownership	% held	Votes available at Shareholders' Meeting (%) (*)	Book value
35 Pm S.r.l. (in liquidation) - Milano Capital euro 98,000	8	(1)	0	Banca Intesa	29.00		-
36 Procesos Mc Perù S.A. - Miraflores Capital PEN 15,221,860 in shares of PEN 1	8	2	0	Banco Wiese Sudameris	50.00		1
37 Redbanc S.r.l. - Montevideo Capital UYP 21,000 in shares of UYP 4,200	8	0	0	Banque Sudameris	20.00		-
38 Saper Empreendimentos Imobiliarios Ltda - São Paulo Capital BRL 363.63 in shares of BRL 0.000364	8	1	1	SATA	37.89		-
39 Scooter Holding Partners 2 S.a.r.l. - Luxembourg Capital euro 55,000 in shares of euro 25	8	n.a.	n.a.	Banca Intesa	23.36		-
40 Sidercorp S.A. - Santa Anita *(Lima)* Capital PEN 105,263,000 in shares of PEN 1,000	8	51	(40)	Wiese Inversiones Financieras	36.79		-
41 Slovak Banking Credit Bureau s.r.o. - Bratislava Capital SKK 300,000	8	0	0	Vseobecna Uverova Banka	33.33		-
42 Sviluppo Garibaldi - Repubblica S.p.A. - Milano Capital euro 454,546 in shares of euro 1	8	0	0	Banca Intesa	33.00		-
43 The Maple Gas Development Corporation - San Isidro *(Lima)* Capital USD 15,000 in shares of USD 1	8	23	1	Wiese Inversiones Financieras	33.33		7
44 Vobitech Nv - Rotterdam Capital euro 10,000,000 in shares of euro 1	8	n.a.	n.a.	Banca Intesa	36.63		-
45 Zetesis.com S.p.A. (in liquidation) - Cologno Monzese *(Milano)* Capital euro 256,002 in shares of euro 1	8	(4)	2	Banca Intesa	39.91		-
							170

Notes:

(*) If different from the stake in terms of capital rights.

(*) Type of relationship:
1 - control, as defined by Art. 2359 1.1 of the Italian Civil Code (majority of voting rights at Ordinary Shareholders' Meeting);
2 - control, as defined by Art. 2359 1.2 of the Italian Civil Code (dominant influence at Ordinary Shareholders' Meeting);
3 - control, as defined by Art. 23, par 2, n. 1 of the Combined regulations on investment services (agreements with other Shareholders);
4 - other forms of control;
5 - common management as defined in Art. 26.1 of the "Decree";
6 - common management as defined in Art. 26.2 of the "Decree";
7 - joint control;
8 - associated company.

(*) Amount included in the "Shareholders' equity" column.

(*) Considering the "preferred shares" issued by BCI US Funding Trust for a total of USD 200,000,000, the equity stake equals 4.76%.

(*) Considering the "preferred shares" issued by BCI US Funding Trust for a total of euro 550,000,000, the equity stake equals 4.76%.

(*) Considering the "preferred shares" issued by BCI US Funding Trust for a total of GBP 120,000,000, the equity stake equals 4.76%.

(*) Considering the "preferred shares" issued for a total of euro 200,000,000, the equity stake equals 18.70%.

(*) Considering the "preferred shares" issued for a total of euro 150,000,000, the equity stake equals 2.60%.

(*) Company excluded from consolidation or valuation according to the equity method since total assets is not significant.

(*) Company excluded from consolidation or valuation according to the equity method since in liquidation.

(*) Company excluded from consolidation or valuation according to the equity method since under disposal.

(*) Company excluded from consolidation or valuation according to the equity method since still not operational.

(*) Company excluded from consolidation or valuation according to the equity method since under disposal.

(*) From Merchant Banking activities.

(*) Percentage stake after the capital increase concluded in February 2004.

Shareholders' equity and net income, not referred to as at 31st December 2003:

(*) figures as at 31st December 2002;
(*) figures as at 30th November 2003;
(*) figures as at 31st October 2003;
(*) figures as at 30th September 2003;
(*) figures as at 31st August 2003;
(*) figures as at 31st July 2003;
(*) figures as at 30th June 2003;
(*) figures as at 30th April 2003;
(*) figures as at 31st March 2003;
(*) figures as at 31st October 2002;
(*) figures as at 31st December 2001;
(*) figures as at 31st December 2000.

Other equity investments

Among other equity investments held by Banca Intesa and its subsidiaries, the most significant (i.e. with book value over 5 million euro) are listed below.

Companies	Investment		Book value
	direct ownership	% held	
A. Banks			
Italy			
1 Banca d'Italia - Roma Capital euro 156,000 divided in shares of euro 0.52	Banca Intesa	22.01	348
	Cassa di Risparmio di Parma e Piacenza	2.03	63
	Cassa di Risparmio di Biella e Vercelli	2.10	9
	Cassa di Risparmio di Ascoli Piceno	0.22	6
	Cassa di Risparmio di Foligno	0.10	3
	Cassa di Risparmio di Città di Castello	0.08	2
	Cassa di Risparmio della Provincia di Viterbo	0.08	2
	Cassa di Risparmio di Spoleto	0.03	–
	Cassa di Risparmio di Rieti	0.01	–
	Cassa di Risparmio di Terni e Narni	0.15	–
Other Countries			
1 Bayerische Hypo-und Vereinsbank AG - Wien Capital euro 1,608,866,103 divided in shares of euro 3	Banca Intesa	0.68	70
2 Banco ABN AMRO Real S.A. - São Paulo Capital BRL 7,458,165,601.52 in shares without nominal value	Banca Intesa	11.58	492
3 Banco Comercial Portugues S.A. - Oporto Capital euro 3,257,400,827 in shares of euro 1	Banca Intesa	4.91	390
	Intesa Holding International	2.52	196
4 Commerzbank A.G. - Frankfurt am Main Capital euro 1,409,737,227.60 in shares without nominal value	Banca Intesa	1.21	100
	Intesa Holding International	0.84	69
B. Financial Companies			
Italy			
1 Hopa S.p.A. - Holding di partecipazioni aziendali - Brescia Capital euro 709,800,000 in shares of euro 0.52	Banca Intesa	0.69	10
Other Countries			
1 Investindustrial L.P. - St. Helier Capital euro 3,228.07	Banca Intesa	4.65	8
2 Suala Capital Fund LP - Guernsey Capital euro 2,063	Banca Intesa	4.85	6

Companies	Investment		Book value
	direct ownership	% held	
C. Other Companies			
Italy			
1 21, Investimenti S.p.A. - Treviso Capital euro 58,142,760 in shares of euro 0.52	Banca Intesa	11.23	14
2 ABAC - Aria Compressa - Robassomero *(Torino)* Capital euro 4,761,686.28 in shares of euro 0.52	Banca Intesa	11.12	17
3 Assicurazioni Generali S.p.A. - Trieste Capital euro 1,275,999,458 in shares of nominal euro 1	Banca Intesa	1.49	371
4 Atos S.p.A. - Milano Capital euro 5,270,000 in shares of euro 3.10	Banca Intesa	10.00	5
5 Banksiel S.p.A.- Milano Capital euro 10,400,000 in shares of euro 0.52	Banca Intesa	4.00	6
6 Centrale dei Bilanci S.r.l. - Torino Capital euro 30,000,000	Banca Intesa	11.67	5
	Cassa di Risparmio di Parma e Piacenza	0.83	–
	Banca Cis	0.15	–
7 Digital Multimedia Technologies S.p.A. - Lissone *(Milano)* Capital euro 722,256 in shares of euro 0.10	Banca Intesa	8.65	5
8 Edison S.p.A. - Milano Capital euro 4,190,071,001 in shares of euro 1	Banca Intesa	1.34	42
9 Fincantieri Cantieri Navali Italiani S.p.A. - Trieste Capital euro 337,111,530 in shares of euro 0.51	Banca Intesa	1.51	5
10 I2 Capital S.p.A. - Ivrea *(Torino)* Capital euro 26,056,814 in shares of euro 1	Banca Intesa	9.00	10
11 Istituto europeo di Oncologia S.r.l. - Milano Capital euro 106,500,000	Banca Intesa	7.47	6
12 Italenergia Bis S.p.A. - Torino Capital euro 906,624,000 in shares of euro 1	Private Equity International	10.66	373
13 Merloni Termosanitari S.p.A. - Fabriano *(Ancona)* Capital euro 41,845,000 in shares of euro 1	Banca Intesa	6.05	22
14 Olimpia S.p.A. - Milano Capital euro 2,630,233,510 in shares of euro 1	Banca Intesa	8.40	585
15 Rizzoli Corriere della Sera MediaGroup S.p.A. - Milano Capital euro 762,019,050 in shares of euro 1	Banca Intesa	1.90	28
16 Sole S.p.A.- Milano Capital euro 47,900,000 in shares of euro 1	Banca Intesa	9.88	9
Other Countries			
1 Hypo Real Estate Holding AG - Munich Capital euro 402,216,525 in shares of euro 3	Banca Intesa	0.70	25
2 Ilpea Equity LLC - Chicago Capital euro 89,514,437 in shares of euro 1	Banca Intesa	10.00	10
3 Mirror International Holding S.a.r.l. - Luxembourg Capital euro 250,000 in shares of euro 25	Private Equity International	5.89	20
	Banca Intesa	1.47	5
Total			3,337

The book value of other equity investments carried at cost amounts to 163 million euro. Equity investments purchased for merchant banking activities amounted to110 million euro.

3.2 Assets and liabilities with Group companies

3.3 Assets and liabilities with subsidiaries (other than Group companies)

	Group companies		Other subsidiaries	
a) Assets				
1. due from banks		–		1,366
– *including Subordinated*	–		–	
2. due from financial institutions		4		326
– *including Subordinated*	–		–	
3. due from other customers		41		1,654
– *including Subordinated*	–		*56*	
4. bonds and other debt securities		–		230
– *including Subordinated*	–		*75*	
b) Liabilities				
1. due to banks		–		253
2. due to financial institutions		1		127
3. due to other customers		15		268
4. securities issued		–		–
5. subordinated liabilities		–		–
c) Guarantees and commitments				
1. guarantees given		1		146
2. commitments		–		677
3. credit derivatives		–		471

3.4 Breakdown of caption 70 "Equity investments"

3.5 Breakdown of caption 80 "Investments in Group companies"

Subcaptions	Equity investments (caption 70)	Investments in Group companies (caption 80)
a) In banks		
1. listed	755	-
2. unlisted	1,316	-
b) In financial institutions		
1. listed	5	-
2. unlisted	382	36
c) Other		
1. listed	464	5
2. unlisted	1,791	30
Total	4,713	71

3.6 Changes in equity investments

3.6.1 Investments in Group companies

3.6.2 Other investments

During the year the following changes occured:

Amounts/changes	Equity investments (caption 70)	Investments in Group companies (caption 80)
A. Initial amount	3,363	1,255
B. Increases	2,937	771
B1. purchases	*1,597*	*136*
B2. write-backs	*3*	–
B3. revaluations	–	–
B4. other changes	*1,337*	*635*
C. Decreases	(1,587)	(1,955)
C1. sales	*(540)*	*(1,313)*
C2. adjustments	*(199)*	*(13)*
including Permanent write-downs	*(199)*	*(13)*
C3. other changes	*(848)*	*(629)*
D. Final amount	4,713	71
E. Total revaluations	–	–
F. Total adjustments	884	7

SECTION 4 - FIXED ASSETS AND INTANGIBLES

4.1 Changes in fixed assets

Amounts/changes	Real estate	Furniture and fittings	Machines and equipment	Total
A. Initial amount	2,867	156	403	3,426
B. Increases	263	40	157	460
B1. purchases	*94*	*34*	*137*	*265*
B2. write-backs	*5*	–	–	*5*
B3. revaluations	–	–	–	–
B4. other changes	*164*	*6*	*20*	*190*
C. Decreases	(630)	(58)	(226)	(914)
C1. sales	*(103)*	*(7)*	*(11)*	*(121)*
C2. adjustments				
a) depreciation	*(117)*	*(31)*	*(189)*	*(337)*
b) permanent write-downs	*(22)*	–	*(1)*	*(23)*
C3. other changes	*(388)*	*(20)*	*(25)*	*(433)*
D. Final amount	2,500	138	334	2,972
E. Total revaluations	1,411	–	–	1,411
F. Total adjustments	(1,305)	(414)	(1,400)	(3,119)
a) depreciation	*(1,289)*	*(414)*	*(1,400)*	*(3,103)*
b) permanent write-downs	*(16)*	–	–	*(16)*

The table does not include properties to be let, amounting to 692 million euro (671 million euro in 2002).

4.2 Changes in intangibles

Amounts/changes	Start-up costs	Refurbishing costs	Software	Goodwill	Other	Total
A. Initial amount	26	81	537	12	23	679
B. Increases	1	25	284	–	18	328
B1. purchases	*1*	*24*	*283*	–	*17*	325
B2. write-backs	–	–	–	–	–	–
B3. revaluations	–	–	–	–	–	–
B4. other changes	–	*1*	*1*	–	*1*	3
C. Decreases	(11)	(48)	(300)	(12)	(15)	(386)
C1. sales	–	*(2)*	*(2)*	–	*(1)*	*(5)*
C2. adjustments						
a) amortisation	*(10)*	*(31)*	*(274)*	*(12)*	*(14)*	*(341)*
b) permanent write-downs	–	–	–	–	–	–
C3. other changes	*(1)*	*(15)*	*(24)*	–	–	*(40)*
D. Final amount	16	58	521	–	26	621
E. Total revaluations	–	–	–	–	–	–
F. Total adjustments	(61)	(131)	(876)	(100)	(130)	(1,298)
a) amortisation	*(61)*	*(131)*	*(871)*	*(100)*	*(130)*	*(1,293)*
b) permanent write-downs	–	–	*(5)*	–	–	*(5)*

SECTION 5 - OTHER ASSETS

5.1 Breakdown of caption 150 "Other assets"

Subcaptions	
Revaluation of off-balance sheet contracts	17,398
Due from fiscal authorities	2,999
Amounts due – deriving from tax collection activities	2,185
Deferred tax assets	1,503
Options bought	2,938
Amount to be debited under processing	713
Amounts due - deriving from securities transactions	2,416
Bank cheques drawn on third parties to be settled	443
Transit items among branches	461
Amounts to be collected on sale of equity investments	144
Cheques drawn on the bank settled at the end of the month	109
Valuation of commitment to sell equity investment	33
Cautionary deposits on behalf of third parties	23
Other	1,734
Total	33,099

5.2 Breakdown of caption 160 "Accrued income and prepaid expenses"

Accrued income	
Differentials on off-balance sheet transactions	946
Interest income - customers	368
Interest income - securities	360
Interest income - securities in repurchase agreements	181
Interest income - banks	59
Bank commissions and other income	7
Other	57
Total	1,978

Prepaid expenses	
Differentials on off-balance sheet transactions	246
Discounts on issued bonds	43
Charges on contango loans and repurchase agreements	2
Interest expense on issued bonds	9
Commissions for placement of bonds	7
Rents paid	2
Interest expense and similar charges on due to customers	3
Administrative costs	12
Other	133
Total	457

5.3 Adjustments for accrued income and prepaid expenses

The 2003 financial statements were prepared without applying Art. 12.2 of Legislative Decree 87/92 which allows the addition (deduction) of accrued income and prepaid expenses directly to (from) the assets to which they refer. The only exception is accrued interest on zero-coupon bonds, which appear in the proprietary portfolio, and issue discounts receivables, which – as specifically required by the Bank of Italy – have been partly accounted for as an increase in the value of securities and partly in "Due from tax authorities".

5.4 Distribution of subordinated assets

a) Due from banks	31
b) Loans to customers	336
c) Bonds and other debt securities	1,902
Total	2,269

Securities portfolio deriving from securitisations (see Section 11.8) includes 29 million of shares or similar instruments which are also subordinated.

SECTION 6 - DEBTS

Breakdown of caption 10 "Due to banks"

Subcaptions	
a) Repayable on demand	
- *current accounts for services rendered*	*2,192*
- *deposits*	*4,659*
- *other*	*363*
Total a)	7,214
b) Time deposits or with notice period	
- *time deposits*	*13,966*
- *loans*	*1,321*
- *repurchase agreements*	*6,126*
- *other*	*3,093*
Total b)	24,506
Total	31,720

6.1 Analysis of caption 10 "Due to banks"

a) Repurchase agreements	6,126
b) Securities lending	852

Breakdown of caption 20 "Due to customers"

Subcaptions	
a) Repayable on demand	
- *saving deposits*	*6,117*
- *current accounts*	*74,555*
- *other*	*179*
Total a)	80,851
b) Time deposits or with notice period	
- *saving time deposits*	*4,556*
- *time accounts*	*9,191*
- *repurchase agreements*	*7,522*
- *other*	*2,909*
Total b)	24,178
Total	105,029

6.2 Analysis of caption 20 "Due to customers"

a) Repurchase agreements	7,522
b) Securities lending	35

Breakdown of caption 30 "Securities issued"

Subcaptions	
a) Bonds	47,908
b) Certificates of deposit	
- *short-term*	*6,880*
- *medium-term*	*696*
Total b)	7,576
c) Other securities	
- *bank cashiers' cheques*	*1,138*
- *other*	*37*
Total c)	1,175
Total	56,659

Breakdown of caption 40 "Public funds under administration"

Subcaptions	
- Funds received from the Italian Government	43
- Funds received from regional authorities	9
- Funds received from other public entities	38
Total	90

SECTION 7 - ALLOWANCES

Changes in caption 70 "Allowance for employee termination indemnities"

A. Initial amount	1,351
B. Increases	161
B1. provisions	*152*
B2. other changes	*9*
C. Decreases	(326)
C1. indemnities paid out	*(232)*
C2. advances granted following current regulations or specific contracts	*(54)*
C3. funds given to external asset manager	*(24)*
C4. other changes	*(16)*
D. Final amount	1,186

Changes in subcaption 80 a) "Pensions and similar commitments"

A. Initial amount	288
B. Increases	32
B1. provisions	*21*
B2. other changes	*11*
C. Decreases	(31)
C1. uses	*(31)*
C2. other changes	–
D. Final amount	289

7.1 Breakdown of caption 90 "Allowances for possible loan losses"

Allowance for possible loan losses	11
Allowance for possible loan losses on overdue interest	17
Total	28

7.2 Changes in caption 90 "Allowances for possible loan losses"

A. Initial amount	50
B. Increases	1
B1. provisions	*1*
B2. other changes	–
C. Decreases	(23)
C1. uses	*(17)*
C2. other changes	*(6)*
D. Final amount	28

Changes in subcaption 80 c) "Allowance for risks and charges arising on consolidation"

A. Initial amount	75
B. Increases	–
B1. provisions for the period	–
B2. other changes	–
C. Decreases	(7)
C1. uses for the period	(7)
C2. other changes	–
D. Final amount	68

7.3 Breakdown of subcaption 80 d) "Allowances for risks and charges: other"

	Initial amount	Changes	Final amount
Allowance for legal disputes and amounts reclaimed	346	32	378
Solidarity allowance as per Ministerial Decree 158/2000	437	(138)	299
Allowance for charges on equity investments	452	(226)	226
Allowance for guarantees given and commitments	304	(37)	267
Allowance for legal disputes and transactions with customers	166	54	220
Allowance for personnel charges	125	60	185
Allowance for adjustments to interest and commissions	45	(20)	25
Allowance for charitable, social and cultural contributions	7	(6)	1
Allowance for future integration expenses	6	(6)	–
Other charges	174	101	275
Total	2,062	(186)	1,876

The specific destination of allowances is described below.

Allowance for legal disputes and amounts reclaimed
The allowance covers possible future risks deriving from legal disputes under way and potential claims made to Group companies

Solidarity allowance as per Ministerial Decree 158/2000
This allowance covers future charges that will derive from the activation of the "Solidarity allowance" provided for by Ministerial Decree 158/2000.

Allowance for charges on equity investments
The allowance covers possible future charges related to equity investments. In particular, provisions made by Group companies to cover the forecasted charges related to the Group's disengagement from Latin America have been transferred to this allowance.

Allowance for guarantees given and commitments
The allowance covers guarantees given.

Allowance for legal disputes and transactions with customers
The allowance was set up to cover the legal disputes under way with customers and former employees.

Allowance for personnel charges
This allowance covers known or possible charges in relation to employees, the timing or extent of which is uncertain. In particular, the allowance covers holiday entitlement not yet taken and other payments to employees.

Allowance for adjustments to interest and commissions
This allowance covers out-of-period expenses to be incurred on the adjustment of interest and commission calculations, including provisions for charges on subsidised mortgages and unsubsidised fixed rate mortgages.

Allowance for charitable, social and cultural contributions
The allowance was increased with the provisions allocated by the Shareholders' Meeting that approved the 2002 financial statements.

Allowance for future integration expenses
This allowance was set up in 1998 and 1999 to cover the charges related to the completion of the integration of Cariplo and Banco Ambrosiano Veneto and for the start-up of the integration plan for the Banca Commerciale Italiana group.

7.4 Changes in subcaption "Deferred tax assets"

1. Initial amount		1,642
2. Increases		596
2.1 deferred tax assets recognised in the period	*506*	
2.2 other increases	*90*	
3. Decreases		(735)
3.1 deferred tax assets eliminated in the period	*(726)*	
3.2 other decreases	*(9)*	
4. Final amount		1,503

Deferred tax assets recorded in the year were accounted for in the statement of income in "Extraordinary income".

Changes in "Current tax liabilities"

Initial amount	1,023
plus	
Provisions for the period	
– *income taxes*	*975*
– *other taxes*	*36*
Tax credits matured in the period on taxes paid abroad	–
Foreign exchange differences and other changes	11
minus	
Uses for payments made in the period	(690)
Registration in the statement of income of provisions available	(4)
Final amount	1,351

7.5 Changes in "Deferred tax liabilities"

1. Initial amount		369
2. Increases		44
2.1 deferred tax liabilities recognised in the period	*8*	
2.2 other increases	*36*	
3. Decreases		(150)
3.1 deferred tax liabilities eliminated in the period	*(148)*	
3.2 other decreases	*(2)*	
4. Final amount		263

SECTION 8 - SHARE CAPITAL, RESERVES, RESERVE FOR GENERAL BANKING RISKS; SUBORDINATED LIABILITIES

Breakdown of "Shareholders' equity"

Captions	
Share capital	3,561
Share premium reserve	5,404
Reserves	
a) legal reserve	773
b) reserve for own shares	1,017
c) statutory reserves	61
d) other reserves	2,582
Revaluation reserves	356
Reserve for general banking risks	95
Negative goodwill arising on consolidation	29
Negative goodwill arising on application of the equity method	1
Net income for the period	1,214
Shareholders' Equity	15,093
Subordinated liabilities	10,603

Breakdown of caption 150 "Share capital"

Shares (number)	
Ordinary	5,915,707,226
Saving	932,490,561
Total	6,848,197,787
including own ordinary shares	*319,675,647*

Shares have face value of 0.52 euro each.

Changes in caption 100 "Reserve for general banking risks"

A. Initial amount	114
B. Increases	-
b1. provisions for the period	-
b4. other changes	-
C. Decreases	(19)
c1. uses for the period	*(19)*
c2. other changes	-
D. Final amount	95

Breakdown and changes in caption 90 of Assets "Goodwill arising on consolidation"

	Balance as at 31/12/2002	Additions in the period	Amortisation charges	Balance as at 31/12/2003
Banca Intesa (former Cariplo)	209	–	42	167
Banca Intesa (former Mediocredito Lombardo)	5	–	1	4
Caboto Sim	7	–	1	6
Cassa di Risparmio di Ascoli Piceno	8	–	2	6
Cassa di Risparmio di Città di Castello	2	–	–	2
Cassa di Risparmio di Foligno	14	–	1	13
Cassa di Risparmio di Rieti	5	–	1	4
Cassa di Risparmio di Spoleto	11	–	2	9
Cassa di Risparmio di Terni e Narni	49	–	6	43
Epsilon Associati Sgr	4	–	1	3
Intesa Holding Asset Management	–	30	3	27
Medimurska Banka	2	–	–	2
Intesa Mediofactoring	3	–	1	2
Privredna Banka	117	–	16	101
Vseobecna Uverova Banka	176	–	19	157
Total	612	30	96	546

Breakdown and changes in caption 100 of Assets "Goodwill arising on application of the equity method"

	Balance as at 31/12/2002	Additions in the period	Amortisation charges	Balance as at 31/12/2003
Agos Itafinco	33	28	6	55
Banca Generali	–	70	7	63
Carinord 1	107	(107)	–	–
Charta	2	–	2	–
Intesa Vita	18	121	14	125
Lazard & Co.	–	47	5	42
Po Vita	1	–	–	1
Total	161	159	34	286

Changes in caption 120 of Liabilities "Negative goodwill arising on consolidation" and in caption 130 of Liabilities "Negative goodwill arising on application of the equity method"

Both negative goodwill arising on consolidation and negative goodwill arising on application of the equity method are unchanged.

8.1 Consolidated capital and capital ratios

A. Total capital	
A1. Tier 1 capital	14,292
A2. Tier 2 capital	7,585
A3. items to be deducted	(1,233)
A4. Total capital	20,644
B. Capital requirements	
B1. credit risks	13,390
B2. market risks	970
including	
– trading portfolio risk (*)	*925*
– foreign exchange risk	*45*
B3. Tier 3 subordinated loans	647
B4. other capital requirements	228
B5. Total capital requirements	14,588
C. Risk-weighted assets and capital ratios	
C1. risk-weighted assets	182,344
C2. Tier 1 capital/Risk-weighted assets	7.84
C3. Total capital/Risk-weighted assets	11.68

(*) including 163 million euro related to capital ratios calculated applying the methodologies provided for by the "Internal Model".

Total capital used to calculate the ratio in subcaption C.3 also includes Tier 3 subordinated loans.

Subordinated liabilities

The following table shows a list of subordinated liabilities as at 31st December 2003 broken down in Tier 1 capital, hybrid capital instruments (Upper Tier 2), subordinated liabilities eligible for solvency ratio purposes (Lower Tier 2) and subordinated liabilities which may be used to cover market risks only (Tier 3).

The subordination clause entails that in case of liquidation of the issuing company the rights of the subordinated creditors are subordinated to the rights of depositors and other creditors who are not subordinated or who hold more senior debt.

Subordinated liabilities

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Amount (millions of euro) 31/12/03
BCI US Funding LLC I	8.01% fixed rate; as of 15th Jul 2008: 3-month Libor + 3.25%	yes	15th Jul 1998	perpetual	15th Jul 2008	USD	200,000,000	158
BCI US Funding LLC II	3-month Libor + 1.60%; as of 15th Jul 2008: 3-month Libor + 2.93%	yes	15th Jul 1998	perpetual	15th Jul 2008	EUR	550,000,000	550
BCI US Funding LLC III	8.25% fixed rate; as of 15th Jul 2008: 3-month Libor +3.20%	yes	15th Jul 1998	perpetual	15th Jul 2008	GBP	120,000,000	170
Intesa Preferred LLC I	3-month Euribor + 1.75%; as of 30th Jun 2008: 3-month Euribor + 3.25%	yes	30th Jun 1998	perpetual	30th Jun 2008	EUR	200,000,000	200
Intesa Preferred LLC II	6.40% fixed rate	no	30th Mar 1999	perpetual	30th Mar 2004	EUR	150,000,000	150
IntesaBci Preferred Securities Investor Trust	6.988%; as of 12th Jul 2011: 3-month Euribor + 2.60%	yes	12th Jul 2001	perpetual	12 Jul 2011	EUR	500,000,000	500
Total Preference Shares (Tier 1)								1,728
Banca Intesa	5% fixed rate	no	29th Dec 1998	30th Dec 2008	no	ITL	495,000,000,000	256
Banca Intesa	6-month Euribor + 0.70%	no	29th Dec 1998	30th Dec 2008	no	ITL	5,000,000,000	3
Intesa Bank Overseas	3-month Libor + 0.85%	no	02nd Jan 1998	02nd Jan 2008	no	ITL	200,000,000,000	103
Intesa Bank Overseas	3-month Libor + 0.85%	no	02nd Jan 1998	02nd Jan 2008	no	USD	500,000,000	363
Intesa Bank Overseas	3-month Libor + 0.625%	no	10th Apr 1998	10th Apr 2008	no	ITL	250,000,000,000	129
Intesa Bank Overseas	3-month Libor + 0.625%	no	10th Jun 1998	10th Jun 2008	no	ITL	800,000,000,000	412
Total Hybrid Instruments (Upper Tier 2)								1,266
Banca di Trento e di Bolzano	Until 15/10/2000 5.25%; for the following coupon: 70% of the 10-year euro swap rate with a minimum of 4.5%	no	15th Oct 1999	15th Oct 2006	no	EUR	25,000,000	25
Banca di Trento e di Bolzano	70% of 10-year euro swap rate	no	01st Feb 2000	01st Feb 2007	no	EUR	15,000,000	15
Banca di Trento e di Bolzano	1st year: 4.00%; 2nd: 4.10%; for the following coupons 71% of the 10 euro swap rate and never under 3%	no	04th Apr 2003	04th Apr 2010	no	EUR	9,000,000	9
Banca di Trento e di Bolzano	1st year: 3.00%; 2nd: 3.30%; 3rd: 3.70%; 4th: 4.10%; 5th: 4.50%; 6th: 5.10%; 7th: 5.70%	no	04th Apr 2003	04th Apr 2010	no	EUR	16,000,000	16
Banca Intesa	8.25% fixed rate	no	15th Jul 1992	15th Jul 2007	no	USD	200,000,000	158
Banca Intesa	3-month Libor + 0.25%	no	01st Feb 1996	01st Feb 2006	01st Feb 2001	ITL	400,000,000,000	121
Banca Intesa	3-month Libor + 0.20%	no	01st Dec 1997	01st Dec 2007	01st Dec 2002	ITL	800,000,000,000	326
Banca Intesa	6-month Euribor	no	01st Jan 1998	01st Jan 2005	01st Jul 1999	ITL	1,200,000,000,000	236
Banca Intesa	3-month Libor	no	01st Feb 1998	01st Feb 2008	01st Feb 2003	ITL	700,000,000,000	355
Banca Intesa	3-month Libor	no	01st Jun 1998	01st Jun 2008	01st Jun 2003	ITL	362,430,000,000	178
Banca Intesa	5.15% fixed rate	no	09th Jun 1998	10th Jun 2008	no	ITL	100,000,000,000	52
Banca Intesa	1st coupon: 8%; 2nd and 3rd: 6.375%; for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3%-min 4.5%)	no	16th Jun 1998	17th Jun 2013	no	ITL	500,000,000,000	258

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Amount (millions of euro) 31/12/03
Banca Intesa	Premium at maturity equal to the average variation of a number of indices and currency with a minimum 16%	no	30th Jun 1998	31th Jul 2006	no	ITL	300,000,000,000	155
Banca Intesa	1st coupon: 8%, 2nd and 3rd: 6.375%, for the following coupons:13.8% minus 2times 12-month Libor (max 5.3%-min 4.5%)	no	30th Jun 1998	01st Jul 2013	no	ITL	200,000,000,000	103
Banca Intesa	4.40% fixed rate	no	16th Nov 1998	17th Nov 2008	no	ITL	300,000,000,000	155
Banca Intesa	4.40% fixed rate	no	09th Dec 1998	10th Dec 2008	no	ITL	200,000,000,000	103
Banca Intesa	1st coupon: 8%. 2nd: 5% and 3rd: 4%, for the following coupons: 70% of 10-year euro swap mid rate	no	09th Mar 1999	09th Mar 2014	no	ITL	480,000,000,000	248
Banca Intesa	1st coupon: 8%, 2nd: 5.5% and 3rd: 4%, for the following coupons: 65% of 10-year euro swap rate with a minimum of 4%	no	15th Jul 1999	15th Jul 2014	no	EUR	250,000,000	250
Banca Intesa	5.30% fixed rate	no	22th Oct 1999	01st Jan 2010	no	EUR	150,000,000	150
Banca Intesa	4.70% fixed rate	no	15th Nov 1999	15th Nov 2006	no	EUR	104,000,000	104
Banca Intesa	5.10% fixed rate	no	17th Nov 1999	17th Nov 2009	no	EUR	350,000,000	350
Banca Intesa	4.90% fixed rate	no	23th Nov 1999	01st Jan 2007	no	EUR	95,000,000	95
Banca Intesa	5.20% fixed rate	no	07th Dec 1999	01st Jan 2010	no	EUR	90,000,000	90
Banca Intesa	4.40% fixed rate	no	14th Dec 1999	14th Dec 2004	no	EUR	52,000,000	52
Banca Intesa	12-month Euribor + 0.01%	no	29th Dec 1999	29th Dec 2006	no	EUR	65,000,000	65
Banca Intesa	5.30% fixed rate	no	21th Jan 2000	01st Jan 2010	no	EUR	100,000,000	100
Banca Intesa	5.00% fixed rate	no	25th Jan 2000	01st Jan 2007	no	EUR	90,000,000	90
Banca Intesa	4.70% fixed rate	no	11th Feb 2000	11th Feb 2007	no	EUR	104,000,000	104
Banca Intesa	5.50% fixed rate	no	16th Feb 2000	01st Jan 2010	no	EUR	41,000,000	41
Banca Intesa	5.20% fixed rate	no	18th Feb 2000	01st Jan 2007	no	EUR	59,000,000	59
Banca Intesa	6.11% fixed rate; as of 23rd Feb 2005 97% of 30-year euro swap mid rate	no	23th Feb 2000	23th Feb 2015	no	EUR	65,000,000	65
Banca Intesa	12-month Euribor + 0.01%	no	23th Mar 2000	23th Mar 2007	no	EUR	41,000,000	41
Banca Intesa	3-month Euribor +0.65%; as of 8th Aug 2005 3-month Euribor +1.25%	yes	08th Aug 2000	08th Aug 2010	08th Aug 2005	EUR	150,000,000	150
Banca Intesa	4.9% fixed rate; as of 5th Jan 2006 12-month Euribor	no	05th Jan 2001	05th Jan 2011	05th Jan 2006	EUR	33,358,000	33
Banca Intesa	1st year 4.9% fixed rate; as of 5th Jan 2002 2.10% (*) HCPI euro Area with 2.10% minimum limit	no	05th Jan 2001	05th Jan 2011	05th Jan 2006	EUR	8,904,000	9
Banca Intesa	92% of 30th-year euro swap mid rate; never lower than the preceding	no	12th Mar 2001	23th Feb 2015	no	EUR	50,000,000	50
Banca Intesa	5% fixed rate	no	09th Apr 2001	09th Apr 2007	no	EUR	991,225,000	991
Banca Intesa	5.35% fixed rate	no	09th Apr 2001	09th Apr 2011	no	EUR	125,478,000	125
Banca Intesa	5.20% fixed rate	no	15th Jan 2002	15th Jan 2012	no	EUR	265,771,000	266
Banca Intesa	5.50% fixed rate	no	12th Apr 2002	12th Apr 2012	no	EUR	126,413,000	126

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Amount (millions of euro) 31/12/03
Banca Intesa	5.85% fixed rate; as of 8th May 2009 3-month Euribor + 1.25%	yes	08th May 2002	08th May 2014	08th May 2009	EUR	500,000,000	495
Banca Intesa Mediocredito	6-month Euribor + 0.70%	no	28th Mar 2000	28th Mar 2010	28th Mar 2005	EUR	130,000,000	5
Banca Popolare FriulAdria	4.70% fixed rate	no	18th Oct 1999	18th Oct 2006	no	EUR	26,000,000	26
Banca Popolare FriulAdria	5.30% fixed rate	no	18th Oct 1999	18th Oct 2009	no	EUR	13,000,000	13
Banca Popolare FriulAdria	4.70% fixed rate	no	03rd Jan 2000	03rd Jan 2007	no	EUR	10,000,000	10
Banca Popolare FriulAdria	5.15% fixed rate	no	03rd Jan 2000	03rd Jan 2007	no	EUR	5,000,000	5
Banco Wiese Sudameris	9.25% fixed rate	no	26th Jun 2000	26th Jun 2010	no	USD	60,000,000	46
Banco Wiese Sudameris	8.6% fixed rate	no	19th Oct 2001	19th Oct 2011	no	USD	10,000,000	4
Caboto Holding SIM		no	15th Dec 1999	15th Dec 2009		EUR	50,000,000	2
Cassa di Risparmio di Parma & Piacenza	4.6% fixed rate	no	02nd Nov 1999	02nd Nov 2006	no	EUR	29,100,000	17
Cassa di Risparmio di Parma & Piacenza	1st year: 4.5%; 2nd: 4.6%; 3rd: 4.7%; 4th: 4.9%; 5th: 5.1%; 6th: 5.4%; 7th: 5.7%	no	02nd Nov 1999	02nd Nov 2006	no	EUR	50,000,000	50
Cassa di Risparmio di. Parma & Piacenza	1st year: 4.8%; 2nd: 5.3%; for the following coupons 70% of 10-year euro swap rate with a minimum of 4.5%	no	02nd Nov 1999	02nd Nov 2006	no	EUR	50,000,000	50
Cassa di Risparmio di Parma & Piacenza	1st year:4.5%; 2nd:4.6%; 3rd: 4.7%; 4th:4.9%; 5th:5.1%; 6 th: 5.4%; 7th:5.7%	no	15th Nov 1999	15th Nov 2006	no	EUR	10,400,000	10
Cassa di Risparmio di Parma & Piacenza	1st year: 4.8%; 2nd: 5.3%; for the following coupons: 70% of 10-year euro swap rate with a minimum of 4.5%	no	15th Nov 1999	15th Nov 2006	no	EUR	15,500,000	16
Cassa di Risparmio di Parma & Piacenza	1st year: 4.40%; 2nd: 4.55%; 3rd: 4.70%; 4th: 4.90%; 5th: 5.10%; 6th: 5.35%; 7th: 5.60%	no	03rd Jan 2000	03rd Jan 2007	no	EUR	26,000,000	26
Cassa di Risparmio di Parma & Piacenza	1st year: 4.90%; 2nd: 5.00%; 3rd: 5.10%; 4th: 5.20%; 5th: 5.35%; 6th: 5.60%; 7th: 6.00%	no	04th Feb 2000	04th Feb 2007	no	EUR	26,000,000	26
Intesa Bank Ireland	Libor - 0.25% (min 5.375% - max 8.25%)	no	30th Nov 1993	30th Nov 2005	no	USD	97,000,000	77
Intesa Bank Ireland	Libor - 0.125% (min 5%)	no	18th Mar 1994	18th Mar 2004	no	USD	105,000,000	83
Intesa Bank Ireland	Libor + 0.50%	no	26th Jun 1994	26th Jun 2004	no	ITL	150,000,000,000	77
Sudameris Montevideo	Libor + 1.75%	yes	23th Dec 2002	23th Dec 2009	23th Dec 2007	USD	5,000,000	4
Total Subordinated liabilities included (Lower Tier 2)								**6,961**
Banca Intesa	6-month Euribor + 0.53%	no	10th Aug 2001	10th Aug 2004	no	EUR	200,000,000	200
Banca Intesa	4.20% fixed rate	no	10th Oct 2001	10th Oct 2004	no	EUR	50,000,000	50
Banca Intesa	4.00% fixed rate	no	10th Oct 2001	10th Oct 2004	no	EUR	78,771,000	79
Banca Intesa	3.75% fixed rate	no	25th Oct 2001	25th Oct 2004	no	EUR	55,079,000	55
Banca Intesa	3.80% fixed rate	no	27th Nov 2001	27th Nov 2004	no	EUR	264,387,000	264
Total Subordinated liabilities not included (Tier 3)								**648**
Total								**10,603**

SECTION 9 - OTHER LIABILITIES

9.1 Breakdown of caption 50 "Other liabilities"

Write-down of off-balance sheet contracts	17,496
Due to suppliers	850
Other creditors	2,782
Options sold	2,617
Liabilities connected to tax collection activities	683
Amounts due to third parties	422
Transit items	899
Due to tax authorities	275
Amounts to be paid - deriving from securities transactions	1,384
Outstanding items with the clearing house	543
Adjustments for portfolio items to be settled	741
Items under processing	738
Personnel expenses	130
Due to social security entities	72
Other amounts due for foreign exchange transactions	56
Other	2,545
Total	32,233

9.2 Breakdown of caption 60 "Accrued expenses and deferred income"

Accrued expenses	
Differentials on off-balance sheet transactions	325
Interest expense and similar charges on securities issued and subordinated liabilities	1,297
Interest expense and similar charges on amounts due to banks	96
Interest expense and similar charges on amounts due to customers	75
Charges for repurchase agreements on securities	100
Other	55
Total	1,948

Deferred income	
Differentials on off-balance sheet transactions	775
Interest on discounted securities portfolio	137
Interest income and similar revenues on loans to customers	34
Commissions on guarantees and acceptances	31
Other	96
Total	1,073

9.3 Adjustments for accrued income and prepaid expenses

As already mentioned above, the 2003 financial statements were prepared without applying the allowed treatment (Art. 12, par. 2 of Legislative Decree 87/92) of recording, where technically appropriate, accrued income and prepaid expenses directly to adjust related assets and liabilities. The sole exception is on zero-coupon bonds and certificates of deposit (or in any case bonds with one coupon paid at maturity) where accruals increase related liabilities.

SECTION 10 - GUARANTEES, COMMITMENTS AND CREDIT DERIVATIVES

10.1 Breakdown of caption 10 "Guarantees given"

a) Commercial guarantees	
– *acceptances*	*249*
– *endorsements and sureties*	*14,827*
– *documentary credits*	*1,230*
– *other commitments*	*25*
Total a)	16,331
b) Financial guarantees	
– *endorsements and sureties*	*5,457*
– *acceptances*	*45*
– *other commitments*	*322*
Total b)	5,824
c) Assets given as guarantee	143
Total	22,298

10.2 Breakdown of caption 20 "Commitments"

a) Commitments to lend funds, of certain use	
– *securities to be collected*	*2,413*
– *margins on irrevocably granted credit lines*	*410*
– *loans and deposits to be carried out with customers and banks*	*1,267*
– *other commitments*	*395*
Total a)	4,485
b) Commitments to lend funds, of uncertain use	
– *margins on irrevocably granted credit lines*	*25,682*
– *sales of put options on securities*	*1,630*
– *membership of Interbank Deposit Guarantee Fund*	*38*
– *other commitments*	*16,318*
Total b)	43,668
Total	48,153

Breakdown of caption 30 "Credit derivatives"

a) Protection sales in the "banking book"	1,324
– *with exchange of underlying asset*	*1,006*
– *without exchange of underlying asset*	*318*
b) Protection sales in the "trading book"	33,560
– *with exchange of underlying asset*	*12,393*
– *without exchange of underlying asset*	*21,167*
Total	34,884

File No. 82-35020

10.3 Assets given as collateral of own debts

Securities in portfolio given as collateral of funding repurchase agreements	10,857
Securities given as collateral for Treasury and other services	419
Securities given as collateral with the Bank of Italy to cover cheques	147
Credits given as collateral of financing received	1,581
Total	**13,004**

10.4 Undrawn credit lines

a) Central banks	437
b) Other banks	359
Total	**796**

10.5 Forward transactions

Type of transaction	Hedging	Trading	Other
1. Unsettled transactions	3,897	48,410	–
1.1 securities	–	4,972	–
– *purchases*	–	*2,413*	–
– *sales*	–	*2,559*	–
1.2 currencies	3,897	43,438	–
– *currency against currency*	*1,109*	*20,157*	–
– *purchases against euro*	*959*	*11,986*	–
– *sales against euro*	*1,829*	*11,295*	–
2. Deposits and loans	–	–	3,987
– *outflows*	–	–	*1,267*
– *inflows*	–	–	*2,720*
3. Derivative contracts	31,854	1,742,876	22,520
3.1 with exchange of underlying asset	2,139	26,747	478
a) securities	362	19,814	478
– *purchases*	*3*	*8,011*	*14*
– *sales*	*359*	*11,803*	*464*
b) currencies	1,777	6,933	–
– *currency against currency*	*587*	*1,143*	–
– *purchases against euro*	*806*	*3,556*	–
– *sales against euro*	*384*	*2,234*	–
c) other instruments	–	–	–
– *purchases*	–	–	–
– *sales*	–	–	–
3.2 without exchange of underlying asset	29,715	1,716,129	22,042
a) currencies	117	901	–
– *currency against currency*	–	*2*	–
– *purchases against euro*	*52*	*506*	–
– *sales against euro*	*65*	*393*	–
b) other instruments	29,598	1,715,228	22,042
– *purchases*	*18,364*	*830,662*	*7,530*
– *sales*	*11,234*	*884,566*	*14,512*
Total	**35,751**	**1,791,286**	**26,507**

Section 3.2 b) includes purchases/sales of contracts that entail the exchange of indexed interest flows (so-called basis swaps) for 4,614 million euro (hedging) and 30,621 million euro (trading).

Internal deals

Categories	Hedging		Trading	
	purchases	sales	purchases	sales
Purchases/sales of currency	4,416	4,680	4,680	4,416
Derivative contracts with exchange of underlying asset	1,317	126	126	1,317
Derivative contracts without exchange of underlying asset	112,155	96,819	96,819	112,155
Total	117,888	101,625	101,625	117,888

Breakdown of forward transactions by instrument type and market risk

	Interest rate	Foreign exchange	Equity	Other	Total
Over the counter trading contracts (OTC)					
Forwards	4,963	43,438	9	–	48,410
Forwards Rate Agreements	333,466	–	–	–	333,466
Swaps	995,348	5,244	54	–	1,000,646
Options bought	108,965	1,278	7,167	–	117,410
Options sold	131,651	1,312	5,532	–	138,495
Trading contracts listed on regulated markets					
Futures bought	35,722	–	210	–	35,932
Futures sold	79,075	–	122	–	79,197
Options bought	2,393	–	1,986	–	4,379
Options sold	367	–	2,363	–	2,730
Total trading contracts	1,691,950	51,272	17,443	–	1,760,665
Total non-trading contracts	19,365	5,791	5,981	26,507	57,644
Total	1,711,315	57,063	23,424	26,507	1,818,309

Notional amount of over the counter (OTC) derivatives and corresponding market value

	Interest rate	Foreign exchange	Equity	Other	Total
Notional amount	1,588,795	57,063	19,211	3,987	1,669,056
Market value					
Trading contracts					
a) positive market value	9,269	1,282	210	–	10,761
b) negative market value	(8,874)	(1,756)	(161)	–	(10,791)
Non-trading contracts					
a) positive market value	477	175	16	–	668
b) negative market value	(648)	(398)	(89)	–	(1,135)
Positive market value	9,746	1,457	226	–	11,429
Negative market value	(9,522)	(2,154)	(250)	–	(11,926)

Notional amount of over the counter (OTC) derivatives by residual life

	Up to 1 year	From 1 to 5 years	Over 5 years	Total
a) Interest rate contracts	1,119,808	305,798	163,189	1,588,795
b) Foreign exchange contracts	53,286	3,428	349	57,063
c) Equity linked contracts	2,636	14,644	1,931	19,211
d) Other	3,987	–	–	3,987
Total	1,179,717	323,870	165,469	1,669,056

10.6 Credit derivatives outstanding

	Trading	Banking
1. Protection purchases	27,314	5,981
1.1 physical settlement	11,797	182
– *credit default swaps*	*11,797*	*157*
– *credit linked notes*	–	*25*
1.2 cash settlement	15,517	5,799
– *credit default swaps*	*14,795*	*5,777*
– *credit spread options*	*100*	–
– *credit linked notes*	–	*10*
– *total return swaps*	*622*	*12*
2. Protection sales	33,560	1,324
2.1 physical settlement	12,393	1,006
– *credit default swaps*	*12,383*	*656*
– *credit default options*	–	*24*
– *credit linked notes*	*10*	*326*
2.2 cash settlement	21,167	318
– *credit default swaps*	*20,703*	*96*
– *credit linked notes*	*84*	*222*
– *total return swaps*	*380*	-
Total	60,874	7,305

Notional amount and market value of credit derivatives (trading book)

Notional amount	60,874
Market value	25
Positive market value	280
Negative market value	(255)

SECTION 11 - CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

11.1 Large credit risks

a) Amount	4,809
b) Number	2

Credit derivatives: distribution of guarantees received by principal sector of counterparty

	Trading transactions	Other transactions
a) Governments	–	–
b) Other public entities	–	–
c) Banks	9,102	672
d) Non-financial companies	–	15
e) Financial institutions	18,212	5,294
f) Family-run businesses	–	–
g) Other	–	–
Total	27,314	5,981

11.2 Breakdown of loans to customers by borrower's economic sector

a) Governments	2,279
b) Other public entities	3,684
c) Non-financial companies	88,670
d) Financial institutions	16,944
e) Family-run businesses	9,434
f) Other	33,981
Total	154,992

11.3 Breakdown of loans to resident non-financial companies and family-run businesses

a) Other services	17,819
b) Wholesale and retail trade, recovery and repairs	15,518
c) Construction and public works	9,115
d) Metal products, excluding cars and means of transport	3,865
e) Agricultural and industrial machinery	3,735
f) Other sectors	35,497
Total	85,549

11.4 Breakdown of guarantees given by counterparty sector

a) Governments	10
b) Other public entities	92
c) Banks	2,164
d) Non-financial companies	17,073
e) Financial institutions	2,226
f) Family-run businesses	360
g) Other	373
Total	22,298

Credit derivatives: breakdown of guarantees given by category of "reference entity" (banking book)

a) Governments	60
b) Other public entities	–
c) Banks	256
d) Non-financial companies	863
e) Financial institutions	145
f) Family-run businesses	–
g) Other	–
Total	1,324

11.5 Assets and liabilities: breakdown by Country

Captions/Countries	Italy	Other EU Countries	Other Countries	Total
1. Assets				
1.1 due from banks	9,462	14,769	4,306	28,537
1.2 loans to customers	133,458	7,210	14,324	154,992
1.3 securities	11,325	8,025	9,293	28,643
Total	154,245	30,004	27,923	212,172
2. Liabilities				
2.1 due to banks	8,340	9,889	13,491	31,720
2.2 due to customers	86,035	4,365	14,629	105,029
2.3 securities issued	51,098	3,889	1,672	56,659
2.4 other	8,233	237	2,223	10,693
Total	153,706	18,380	32,015	204,101
3. Guarantees, commitments and credit derivatives	52,771	28,159	24,405	105,335

11.6 Assets and liabilities: breakdown by maturity

Captions/Residual life	Specified maturity							Unspecified maturity	Total
	on demand	up to 3 months	between 3 and 12 months	between 1 and 5 years		over 5 years			
				fixed rate	floating rate	fixed rate	floating rate		
1. Assets									
1.1 treasury bills eligible for refinancing	41	192	184	1,171	68	339	1,744	-	3,739
1.2 due from banks	2,636	19,456	4,426	7	643	5	236	1,129	28,537
1.3 loans to customers	27,281	22,735	19,555	14,810	29,429	7,326	26,236	7,620	154,992
1.4 bonds and other debt securities	290	2,725	6,365	3,121	3,765	2,408	4,189	26	22,889
1.5 off-balance sheet transactions	126,286	565,101	614,748	283,819	20,995	150,708	2,635	86	1,764,378
Total	156,534	610,209	645,277	302,928	54,900	160,786	35,040	8,861	1,974,535
2. Liabilities									
2.1 due to banks	7,325	18,290	1,978	136	2,084	318	1,569	20	31,720
2.2 due to customers	81,265	17,831	2,373	137	993	36	145	2,249	105,029
2.3 securities issued									
– bonds	1,427	1,204	5,215	8,674	24,075	2,353	4,960	-	47,908
– certificates of deposit	240	4,437	1,609	450	699	25	112	4	7,576
– other securities	1,138	32	-	-	2	-	3	-	1,175
2.4 subordinated liabilities	123	197	904	2,703	2,264	1,636	2,776	-	10,603
2.5 off-balance sheet transactions	113,619	574,174	617,776	278,276	20,731	149,063	8,701	40	1,762,380
Total	205,137	616,165	629,855	290,376	50,848	153,431	18,266	2,313	1,966,391

11.7 Assets and liabilities denominated in foreign currencies

a) Assets	
1. due from banks	6,294
2. loans to customers	15,828
3. securities	10,129
4. equity investments	2,193
5. other	615
Total	35,059
b) Liabilities	
1. due to banks	12,480
2. due to customers	14,664
3. securities issued	4,242
4. other	1,076
Total	32,462

11.8 Securitisations

Securitisations "originated"

Securitisations are a key strategic issue for the Group and are mostly aimed at:

- raising funds, reducing the liquidity gap between medium-long term lending and short-term funding;

- optimising capital employed, liberating supervisory capital at efficient costs;
- improving profitability ratios and risk management.

In the administrative phase of securitisations, Banca Intesa has identified a specific company structure which has been charged with the responsibility of coordinating and supervising the activities of other internal departments involved in these operations, therefore ensuring a complete vision over the whole process up to the reimbursement of securities.

With regard to management of securitised assets, the role of servicer has always been assigned, to date, to the Group structure which, in each case, has the greatest specific competencies on the assets involved.
Company structures or Group companies which have the servicer function are officially responsible for the management of the operation for the market, in compliance with the Prospectus of the operation provided for by the law. They are responsible, from the legal standpoint, for the management of the assets sold, for the relative cash flows, for the production of the reports required for each operation by the relevant contracts and for entrusting the Independent Auditors with the verification of such reports.

Servicer activities are therefore also supervised through the request of further control reports for specific needs, for the purpose of monitoring the overall development of the operation.

Securitisations – proprietary portfolio

In 2003 operations in securitisation instruments, in the proprietary portfolio, was very limited and was mainly aimed at optimising the risk/revenue profile. The Bank mostly invested in senior issues (AAA) which despite their limited risk and low volatility presented attractive returns. These instruments led to invest in market segments which offer interesting investment opportunities (American high yield), but had not been tapped previously.
Noteworthy was also a limited activity in senior issues (mainly with AAA rating) hedged from credit risk with primary market counterparties and which generated positive margins.

Monitoring of risks connected to management of securitisation instruments occurs via the analysis of Monthly Investor Reports which present an exhaustive analysis of the trends recorded by securitised assets. This activity is carried out in close cooperation with the risk management function.

Securities portfolio deriving from securitisations

	Book value	Market value
Investment portfolio	469	464
Senior	31	29
Mezzanine	384	381
Junior	54	54
Trading portfolio	3,206	3,207
Senior	2,662	2,662
Mezzanine	469	470
Junior	75	75
Total	3,675	3,671
Senior	2,693	2,691
Mezzanine	853	851
Junior	129	129

Breakdown of securitised assets by type of underlying asset

	Securities portfolio - Book value			
	Senior	Mezzanine	Junior	Total
Land, industrial and public entities mortgages	267	-	-	267
Credit card loans	-	169	-	169
Social security benefits	303	-	-	303
Off-balance sheet loans	1	5	-	6
Mortgages	61	130	39	230
Loans	947	265	78	1,290
Loans and revolving credit facilities	-	57	-	57
Real estate assets	30	32	-	62
Interest	7	17	-	24
Securities	261	28	7	296
Various assets	56	28	3	87
Leasing	24	21	-	45
Credit derivatives	-	101	2	103
Personal loans	17	-	-	17
Sub-total	1,974	853	129	2,956
Portfolio of 50 investment grade ABS securities subject to unitary management (*):				
ABS of ABS	20			20
Credit card loans	32			32
CDO Collateralized Debt Obligation	193			193
CLO Collateralized Loan Obligation	47			47
Home equity line of credit	108			108
Leasing	24			24
Mortgages	199			199
Loans	96			96
Sub-total	719	-	-	719
Total	2,693	853	129	3,675

(*) 99.3% protection of the credit risk of this portfolio has been acquired from a banking counterparty.

Breakdown of securitised assets by quality of underlying asset

	Securities portfolio - Book value			
	Senior	Mezzanine	Junior	Total
a) Originated underlying assets	62	382	40	484
doubtful loans	26	192	30	248
substandard loans	24	83	-	107
other	12	107	10	129
b) Third party underlying assets	2,631	471	89	3,191
doubtful loans	30	40	-	70
substandard loans	-	-	-	-
other	2,601	431	89	3,121
Total	2,693	853	129	3,675

Securitised assets underlying Junior securities

	Originated	Third party	Total
Doubtful loans	296		296
Substandard loans			–
Other	247	1,834	2,081
Total	543	1,834	2,377

Subordinated loans (related to securitisations)

	Special purpose vehicles	Amount
Originated underlying assets – other	Intesa Sec. 2	124
Third party underlying assets – other	Colombo	7
Total		131

Adjustments/Write-backs to securities portfolio (deriving from securitisations)

	Adjustments	Write-backs
Senior	(147)	–
Mezzanine	(34)	1
Junior	(4)	12
Total	(185)	13

Equity stakes in special purpose vehicles

Name	Direct ownership	Registered office	Stake
Wiese Sudameris Sociedad Titulizadora	Banco Wiese Sudameris	Lima	100%
Intesa Lease Sec.	Banca Intesa	Milano	60%
Intesa Sec.	Banca Intesa	Milano	60%
Intesa Sec. 2	Banca Intesa	Milano	60%
Intesa Sec. Npl	Banca Intesa	Milano	60%
Intesa Sec. Npl 2	Caboto	Milano	60%
Augusto	Banca Intesa	Milano	5%
Colombo	Banca Intesa	Milano	5%
Diocleziano	Banca Intesa	Milano	5%

Servicer activities - Collections in the year

Servicer	Special purpose vehicles	Securitised assets	Amount
Banco Wiese Sudameris	Wiese Sudameris Sociedad Titulizadora BWS1	Various assets	45
Banco Wiese Sudameris	Wiese Sudameris Sociedad Titulizadora BWS2	Various assets	5
Intesa	Intesa Sec.	Performing mortgages	87
Intesa	Intesa Sec. 2	Performing residential mortgages	402
Intesa Gestione Crediti	Intesa Sec. Npl	Doubtful mortgages	94
Intesa Leasing	Intesa Lease Sec.	Performing leasing contracts	124
Total			757

The figures in the previous tables include 23 bonds related to securitisations originated by Banca Intesa which are listed in detail below:

Securities/Underlying assets	Senior			Mezzanine			Junior		
	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs
Performing mortgages									
Intesa Sec. Class A1	1	1							
Intesa Sec. Class C							8	8	
Performing residential mortgages									
Intesa Sec. 2 Class B				4	4				
Doubtful mortgages									
Intesa Sec. Npl Class A	9	9							
Intesa Sec. Npl Class B				5	5				
Intesa Sec. Npl Class C				5	5				
Intesa Sec. Npl Class D				93	93	(25)			
Intesa Sec. Npl Class E							30	30	6
Doubtful and substandard loans and other assets									
Patrimonio Banco Wiese 1999-01	33	33	(117)						
Patrimonio Banco Wiese 1999-01				193	193				
Patrimonio Banco Wiese 1999-02	12	12	-						
Loans and revolving credit facilities									
Verdi Synthetic Class A1				6	6				
Verdi Synthetic Class B1				10	10				
Verdi Synthetic Class C1				11	11				
Verdi Synthetic Class D1				24	24	(1)			
Verdi Synthetic Class D2				4	4				
Verdi Synthetic Class E4				2	2				
Credit derivatives									
Leonardo Synthetic Class A	7	7							
Leonardo Synthetic Class B				9	9	(1)			
Scala Synthetic 2 Class A				5	5	1			
Scala Synthetic 2 Class B							2	2	1
Scala Synthetic 3 Class B				4	4				
Scala Synthetic 3 Class C				7	7	(3)			
Total	62	62	(117)	382	382	(29)	40	40	7

The most significant securities held as investor refer to the following issues:

Securities/Underlying assets	Senior			Mezzanine			Junior		
	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs
Land, industrial and public entities mortgages									
Augusto Class A1	23	23	(3)						
Augusto Class A2	56	56	(2)						
Diocleziano Class A2	188	188	(12)						
Credit card loans									
Citibank Credit Card Class C1				79	80				
Social security benefits									
Soc. Cart. Crediti INPS Series 4	85	85							
Soc. Cart. Crediti INPS Series 4A	100	100							
Soc. Cart. Crediti INPS Series 5	113	113							
Loans									
Costantinus Eaton Vance							20	20	(2)
Deutsche Bank Globe Class E							41	41	
Hypo Real Estate Bank	103	103	(1)						
Loans and securities									
Duchess I Class A2	179	179	-						
Securities									
Callidus Debt Partners Class A	53	53							
Sub-Total	900	900	(18)	79	80	-	61	61	(2)
Portfolio of 50 investment grade ABS securities subject to unitary management	719	719	-	-	-	-	-	-	-
Total	1,619	1,619	(18)	79	80	-	61	61	(2)

With the exclusion of securities listed above, the rest of the securities portfolio related to securitisations amounted to 1,432 million euro broken down in 139 securities.

Operations originated in 2003

For information regarding securitisations originated by the Parent Company please refer to the Notes to the Parent Company's financial statements.

Intesa Lease Sec. S.r.l.

Banca Intesa structured, again as sole arranger, a synthetic securitisation on a portfolio made up of loans stemming from leasing contracts granted by Intesa Leasing S.p.A. and sold pro soluto (without recourse) to Intesa Lease Sec. S.r.l.

With this operation Gruppo Intesa obtained funding at attractive rates and liberated supervisory capital.

On 15th October 2003 and with economic effects as of 1st October 2003, Intesa Leasing S.p.A. sold a performing loan portfolio made up of leasing contracts (48% real estate, 30% equipment and 22% motor vehicles leases, with exposure to Northern Italy of approximately 78% and to Central and Southern Italy of 22%) to Intesa Lease Sec. S.r.l., vehicle company as per Law 130/99, in which Banca Intesa has a 60% stake and the Dutch law foundation Stichting Viridis holds a 40% stake.

Book value at the issue date of the sold portfolio equalled approximately 1,495 million euro and referred to 33,970 leasing contracts.

The aforementioned portfolio falls in the definition of "block" as per Law 130/99 and the notice of the sale with objective criteria was published on the Italian Official Gazette on 27th October 2003.

The sale price, equal to 1,495,487,461.65 euro was received by Intesa Leasing on 26th February 2004, issue date of the securities.

The sale agreement also sets forth a revolving period of 18 months from the issue date, in which Intesa Leasing shall sell new portfolios monthly to Intesa Lease Sec. S.r.l.

Payment collection and management of sold loans on behalf of the vehicle company are performed by Intesa Leasing, servicer of the operation as per Law 130/1999, which uses TREBI IT systems. For these purposes Intesa Leasing signed a servicing agreement. Intesa Leasing is also entrusted with the recovery of any loans sold which become doubtful after the sale.

Banca Intesa carries out Administrative Services (including accounting and tax declarations).

Amounts received by the vehicle company are deposited on the SPV's accounts at JP Morgan Chase Bank.

JP Morgan Corporate Trustee Services Limited is the representative of the noteholders.
JP Morgan Chase Bank London branch is calculation agent, cash manager, English account bank whereas JP Morgan Chase Bank Milano branch is paying agent and Italian account bank; JP Morgan Chase Luxembourg S.A. is listing agent.

Banca Intesa is also the administrative account bank.

Intesa Leasing guarantees the characteristics of the sold portfolio as provided for by the guarantee and indemnity agreement signed on 15th October 2003.

On 26th February 2004 Intesa Lease Sec. S.r.l. issued 4 classes of rated asset backed securities, listed at the Luxembourg stock exchange and placed with institutional investors and an unrated junior class entirely subscribed by Intesa Leasing S.p.A.

The following table shows breakdown of securities issued in Senior (classes A), Mezzanine (class B) and Junior (class C) securities:

Class	Rating S&P's / Moody's / Fitch	Amount	Return
A1	Aaa/AAA/AAA	374.0 million euro	3-month Euribor + 20 b.p.
A2	Aaa/AAA/AAA	350.0 million euro	3-month Euribor + 30 b.p.
A3	Aaa/AAA/AAA	665.3 million euro	3-month Euribor + 30 b.p.
B	Aaa/AAA/AAA (*)	83.8 million euro	3-month Euribor + 11 b.p.
C		22.4 million euro	3-month Euribor +100 b.p.

(*) *Class B also benefits from a further guarantee granted by the European Investment Fund (EIF) and has a AAA rating by EIF.*

The financial structure of the operation entails the payment of quarterly interest to securityholders at set payment dates: 30th March, 30th June, 30th September and 30th December of each year. The reimbursement of the principal is expected to commence on 30th September 2005.

In addition to the quarterly fixed coupon equal to Euribor + 100 b.p., Intesa Leasing will also receive on class C securities the additional return generated by the portfolio. The additional return will be paid to Intesa Leasing after all operating charges have been sustained and all holders of rated securities have been remunerated.
Therefore the additional return will be a variable amount, which may be equal to zero, and will depend on the performance of the securitised portfolio.

The issuer has the faculty of fully, but not partly, reimbursing the principal of securities issued on every payment date, provided that, at that date, the total residual principal is lower than or equal to 10% of the lower between the nominal value of credits as at 15th October 2003 and the purchase price of the portfolio.

Securities have legal expiry on 30th December 2015 and average life of 2.09 years (class A1), 4.44 years (classes A2 and A3) and 6.6 years (class B).

The payment priority order is regulated by the Intercreditor Agreement and is set out in the Prospectus of the operation.

For the purpose of hedging the vehicle from interest rate risk two swaps were stipulated with Crédit Agricole Indosuez, to cover both the fixed- and the floating-rate parts of the portfolio.

The seller company invests, via the cash manager, liquidity available in the period between two consecutive payment dates. The characteristics of eligible investments have been established with the rating agencies and set out in the Prospectus of the operation.

SECTION 12 - MANAGEMENT AND TRADING ON BEHALF OF THIRD PARTIES

12.1 Dealing in securities

a) Purchases	76,905
– securities	
1. settled	*34,345*
2. to be settled	*73*
– financial derivatives	42,487
b) Sales	73,958
– securities	
1. settled	*32,189*
2. to be settled	*34*
– financial derivatives	41,735

12.2 Portfolio management

Portfolio management	48,518

12.3 Custody and administration of securities

a) Third parties securities held in deposit (excluding individual portfolio management schemes)	455,263
b) Third parties securities deposited with third parties	365,428
c) Portfolio securities deposited with third parties	28,841

12.4 Collection of receivables on behalf of third parties: adjustments to assets and liabilities

a) **Debit**	28,194
1. current accounts	*853*
2. non-matured loan portfolio	*20,767*
3. cash	*44*
4. other accounts	*6,530*
b) **Credit**	28,511
1. current accounts	*1,747*
2. third party bills and documents	*26,722*
3. other accounts	*42*

12.5 Other transactions

Other banks' participation in syndicated loans	16,455
– cash loans	13,301
– guarantees and commitments	3,154
Trading on behalf of third parties	72,712
Tax collection activities	54,020
– tax collection mandates received	15,227
– amounts received to be paid	38,793

12.6 Information regarding securitisations

Intesa Sec.
Securitisation of performing mortgages

A. Securitised assets			**227**
A1) loans		223	
loans outstanding	222		
overdue loans	1		
A2) securities		–	
A3) other assets		4	
accrued income on IRS	3		
other loans	1		
B. Investments of the funds collected from loan management			**42**
B1) debt securities		–	
B2) shares, quotas and other forms of capital		–	
B3) liquidity		42	
C. Securities issued			**258**
C1) rating A1		27	
C2) rating A2		205	
C3) rating B		18	
C4) rating C		8	
D. Financing received			**–**
E. Other liabilities			**9**
E1) due to Parent Company		1	
E2) accrued expenses – interest on securities issued		3	
E3) accrued expenses on IRS		4	
E4) allowance for "additional return"		1	
F. Interest expense on securities issued			**8**
G. Commissions and fees			**1**
G1) servicing		1	
G2) other services		–	
H. Other expenses			**15**
H1) interest expenses		12	
H2) provisions to the allowance for "additional return"		3	
I. Interest income on securitised assets			**14**
L. Other revenues			**10**
L1) interest income		9	
L2) other revenues		1	

Intesa Sec. Npl
Securitisation of doubtful mortgages

A. Securitised assets			**296**
A1) loans		286	
loans outstanding	42		
overdue loans	204		
overdue interest	40		
A2) securities		-	
A3) other assets		10	
cap premium paid	9		
other loans	1		
B. Investments of the funds collected from loan management			**49**
B1) debt securities		-	
B2) shares, quotas and other forms of capital		-	
B3) liquidity		49	
C. Securities issued			**378**
C1) rating A1		127	
C2) rating B		72	
C3) rating C		20	
C4) rating D		118	
C5) rating E		41	
D. Financing received			**-**
E. Other liabilities			**51**
E1) amounts due for services rendered		5	
E2) accrued expenses – interest on securities issued		41	
E3) other accrued expenses		3	
E4) floor option premium		2	
F. Interest expense on securities issued			**23**
G. Commissions and fees			**5**
G1) servicing		4	
G2) other services		1	
H. Other expenses			**51**
H1) interest expenses		6	
H2) other expenses		4	
H3) losses on overdue interest		7	
H4) losses on loans		3	
H5) forecasted losses on loans		31	
I. Interest income on securitised assets			**37**
L. Other revenues			**20**
L1) interest income		1	
L2) recovery of legal expenses		1	
L3) write-backs		17	
L4) other revenues		1	

Intesa Sec. 2
Securitisation of performing residential mortgages

A. Securitised assets			**1,780**
A1) loans		1,680	
loans outstanding	1,654		
overdue loans	26		
A2) securities		–	
A3) other assets		100	
accrued income on IRS	6		
other loans	94		
B. Investments of the funds collected from loan management			**415**
B1) debt securities		–	
B2) shares, quotas and other forms of capital		–	
B3) liquidity		415	
C. Securities issued			**2,027**
C1) rating A1		405	
C2) rating A2		1,520	
C3) rating B		41	
C4) rating C		61	
D. Financing received			**19**
E. Other liabilities			**121**
E1) amounts due for services rendered		1	
E2) due to Parent Company		13	
E3) other DPP liabilities		93	
E4) accrued expenses – interest on securities issued		4	
E5) accrued expenses on IRS		10	
F. Interest expense on securities issued			**45**
G. Commissions and fees			**3**
G1) servicing		2	
G2) other services		–	
G3) placement of securities		1	
H. Other expenses			**102**
H1) interest expenses		84	
H2) provisions for DPP payment		18	
I. Interest income on securitised assets			**103**
L. Other revenues			**66**
L1) interest income		64	
L2) Revenues from penalties for advanced extinguishment and other		2	

Intesa Lease Sec.
Securitisation of performing loans arising from leasing contracts

A. Securitised assets			1,383
A1) loans		1,383	
principal	1,342		
credits for invoiced leasing instalments	41		
A2) securities		–	
A3) other assets		–	
other accrued income/prepaid expenses	–		
other loans	–		
B. Investments of the funds collected from loan management			134
B1) debt securities		–	
B2) shares, quotas and other forms of capital		–	
B3) liquidity		134	
C. Securities issued			–
D. Financing received			–
E. Other liabilities			1,508
E1) due to Intesa Leasing		1,504	
E2) other accrued expenses/deferred income		4	
F. Interest expense on securities issued			–
G. Commissions and fees			–
G1) servicing		–	
G2) other services		–	
H. Other expenses			8
H1) interest expenses		8	
I. Interest income on securitised assets			18
L. Other revenues			–

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of various assets Banco Wiese Sudameris 1

A. Securitised assets			**100**
A1) loans		44	
A2) securities		1	
A3) other assets		55	
real estate	55		
B. Investments of the funds collected from loan management			**9**
B1) debt securities		–	
B2) shares, quotas and other forms of capital		–	
B3) cash and banks		9	
C. Securities issued			**554**
including Equity tranche			*168*
D. Financing received			**1**
D1) due to banks		1	
E. Other liabilities			**45**
E1) accrued expenses		40	
E2) other liabilities		5	
F. Interest expense on securities issued			**13**
G. Commissions and fees			**–**
G1) servicing		–	
G2) other services		–	
H. Other expenses			**441**
H1) adjustments to loans		328	
H2) foreign exchange differences		38	
H3) extraordinary charges		34	
H4) other expenses from securitised assets		37	
H5) losses on sales of securitised assets		4	
I. Interest income on securitised assets			**245**
L. Other revenues			**162**
L1) extraordinary income		76	
L2) foreign exchange differences		44	
L3) other income from securitised assets		35	
L4) revenues on sales of securitised assets		7	

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of various assets Banco Wiese Sudameris 2

A. Securitised assets		16
A1) loans	13	
A2) securities	–	
A3) real estate	3	
B. Investments of the funds collected from loan management		1
B1) debt securities	–	
B2) shares, quotas and other forms of capital	–	
B3) cash and banks	1	
C. Securities issued		284
including Equity tranche		*284*
D. Financing received		1
D1) due to banks	1	
E. Other liabilities		–
F. Interest expense on securities issued		2
G. Commissions and fees		–
G1) servicing	–	
G2) other services	–	
H. Other expenses		1,086
H1) adjustments to loans	346	
H2) extraordinary charges	35	
H3) foreign exchange differences	697	
H4) other expenses from securitised assets	6	
H5) losses on sales of securitised assets	2	
I. Interest income on securitised assets		337
L. Other revenues		806
L1) extraordinary income	97	
L2) foreign exchange differences	702	
L3) other income from securitised assets	5	
L4) revenues on sales of securitised assets	2	

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of loans Administradora Jockey Plaza Shopping Center

A. Securitised assets		8
A1) loans	8	
A2) securities	–	
A3) other assets	–	
B. Investments of the funds collected from loan management		–
B1) debt securities	–	
B2) shares, quotas and other forms of capital	–	
C. Securities issued		9
D. Financing received		–
E. Other liabilities		–
F. Interest expense on securities issued		1
G. Commissions and fees		–
G1) servicing	–	
G2) other services	–	
H. Other expenses		–
I. Interest income on securitised assets		1
L. Other revenues		–

Part C - Information regarding the consolidated statement of income

SECTION 1 - INTEREST

1.1 Breakdown of caption 10 "Interest income and similar revenues"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) On amounts due from banks	1,127	1,472	(345)	(23.4)	1,456
including					
– deposits with central banks	*77*	*110*	*(33)*	*(30.0)*	*111*
b) On loans to customers	7,719	9,161	(1,442)	(15.7)	9,861
including					
– loans using public funds under administration	–	–	–		–
c) On debt securities	1,240	1,721	(481)	(27.9)	1,988
d) Other interest income	31	36	(5)	(13.9)	37
e) Positive differentials on hedge transactions	–	–	–		–
Total caption 10 Statement of income	10,117	12,390	(2,273)	(18.3)	13,342

1.2 Breakdown of caption 20 "Interest expense and similar charges"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) On amounts due to banks	959	1,816	(857)	(47.2)	1,913
b) On amounts due to customers	1,527	2,182	(655)	(30.0)	2,384
c) On securities issued	1,883	2,132	(249)	(11.7)	2,320
including					
– on certificates of deposit	*240*	*360*	*(120)*	*(33.3)*	*533*
d) On public funds under administration	1	1	–	–	1
e) On subordinated liabilities	580	630	(50)	(7.9)	638
f) Negative differentials on hedge transactions	316	407	(91)	(22.4)	427
Total caption 20 Statement of income	5,266	7,168	(1,902)	(26.5)	7,683
Amounts reclassified in caption 30 with economically-related income and charges	(124)	(94)	30	31.9	(94)
Total caption 20 Reclassified statement of income	5,142	7,074	(1,932)	(27.3)	7,589

1.3 Analysis of caption 10 "Interest income and similar revenues"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) On foreign currency assets	1,706	3,049	(1,343)	(44.0)	3,109

1.4 Analysis of caption 20 "Interest expense and similar charges"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) On foreign currency liabilities	942	1,938	(996)	(51.4)	1,956

Net interest: reconciliation with the reclassified statement of income

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Total interest income	10,117	12,390	(2,273)	(18.3)	13,342
Total interest expense	(5,266)	(7,168)	(1,902)	(26.5)	(7,683)
Net interest	4,851	5,222	(371)	(7.1)	5,659
Amounts related to interest expense reclassified in caption 30 with economically-related income and charges	124	94	30	31.9	94
Net interest income Reclassified statement of income	4,975	5,316	(341)	(6.4)	5,753

Breakdown of caption 30 "Dividends and other revenues"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) On shares, quotas and other forms of capital	489	621	(132)	(21.3)	623
b) On equity investments	58	89	(31)	(34.8)	90
c) On investments in Group companies	28	2	26	.	2
Total caption 30 Statement of income	575	712	(137)	(19.2)	715
Differentials on economically-related hedge transactions connected to revenues on shares in the trading portfolio (transfer to caption 20)	(124)	(94)	30	31.9	(94)
Dividends on structured share portfolio (transfer to caption 60)	(350)	(488)	(138)	(28.3)	(488)
Total caption 30 Reclassified statement of income	101	130	(29)	(22.3)	133

SECTION 2 - COMMISSIONS

2.1 Breakdown of caption 40 "Commission income"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Guarantees given	159	170	(11)	(6.5)	176
b) Credit derivatives	10	18	(8)	(44.4)	26
c) Management, dealing and consultancy services	1,560	1,601	(41)	(2.6)	1,654
1. dealing in securities	*42*	*48*	*(6)*	*(12.5)*	*58*
2. dealing in currencies	*52*	*59*	*(7)*	*(11.9)*	*63*
3. portfolio management	*993*	*1,107*	*(114)*	*(10.3)*	*1,132*
3.1 individual	*149*	*177*	*(28)*	*(15.8)*	*186*
3.2 collective	*844*	*930*	*(86)*	*(9.2)*	*946*
4. custody and administration of securities	*85*	*74*	*11*	*14.9*	*79*
5. depositary bank	*82*	*72*	*10*	*13.9*	*72*
6. placement of securities	*62*	*47*	*15*	*31.9*	*49*
7. acceptance of trading instructions	*90*	*84*	*6*	*7.1*	*85*
8. consultancy services	*9*	*6*	*3*	*50.0*	*8*
9. distribution of third party services	*145*	*104*	*41*	*39.4*	*108*
9.1 portfolio management	*3*	*4*	*(1)*	*(25.0)*	*4*
9.1.1 individual	*2*	*1*	*1*		*1*
9.1.2 collective	*1*	*3*	*(2)*	*(66.7)*	*3*
9.2 insurance products	*134*	*99*	*35*	*35.4*	*103*
9.3 other products	*8*	*1*	*7*		*1*
d) Collection and payment services	401	407	(6)	(1.5)	416
e) Servicing related to securitisations	7	11	(4)	(36.4)	11
f) Tax collection services	297	211	86	40.8	212
g) Other services	1,506	1,426	80	5.6	1,475
– fees on current accounts	*689*	*628*	*61*	*9.7*	*744*
– medium- and long-term lending and project financing transactions	*137*	*94*	*43*	*45.7*	*92*
– fees on credit and debit cards	*332*	*317*	*15*	*4.7*	*291*
– commissions on factoring	*83*	*78*	*5*	*6.4*	*78*
– recovery of expenses for communications with customers	*73*	*79*	*(6)*	*(7.6)*	*–*
– other	*192*	*230*	*(38)*	*(16.5)*	*270*
Total	3,940	3,844	96	2.5	3,970

2.2 Analysis of caption 40 "Commission income" "Distribution channels of products and services offered"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Group branches	1,010	1,239	(229)	(18.5)	1,270
1. portfolio management	*817*	*1,107*	*(290)*	*(26.2)*	*1,132*
2. placement of securities	*62*	*47*	*15*	*31.9*	*49*
3. third party services and products	*131*	*85*	*46*	*54.1*	*89*
b) "Door-to-door" sales	190	19	171		19
1. portfolio management	*176*	*–*	*176*		*–*
2. placement of securities	*–*	*–*	*–*		*–*
3. third party services and products	*14*	*19*	*(5)*	*(26.3)*	*19*
Total	1,200	1,258	(58)	(4.6)	1,289

2.3 Breakdown of caption 50 "Commission expense"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Guarantees received	11	6	5	83.3	6
b) Credit derivatives	41	37	4	10.8	37
c) Management, dealing and consultancy services	241	261	(20)	(7.7)	268
1. dealing in securities	*27*	*28*	*(1)*	*(3.6)*	*31*
2. dealing in currencies	*6*	*6*	*–*	*–*	*6*
3. portfolio management	*8*	*12*	*(4)*	*(33.3)*	*12*
3.1 own customers	*–*	*–*	*–*		*–*
3.2 delegated	*8*	*12*	*(4)*	*(33.3)*	*12*
4. custody and administration of securities	*20*	*24*	*(4)*	*(16.7)*	*25*
5. placement of securities	*12*	*19*	*(7)*	*(36.8)*	*19*
6. "door-to-door" sale of securities, financial products and services	*168*	*172*	*(4)*	*(2.3)*	*175*
d) Collection and payment services	128	140	(12)	(8.6)	144
e) Other services	188	167	21	12.6	180
– commissions for placement of products	*6*	*6*	*–*	*–*	*5*
– other services received from banks	*14*	*18*	*(4)*	*(22.2)*	*27*
– tax collection services	*6*	*6*	*–*	*–*	*6*
– commissions paid to credit card and international circuits	*91*	*86*	*5*	*5.8*	*86*
– other	*71*	*51*	*20*	*39.2*	*56*
Total	609	611	(2)	(0.3)	635

SECTION 3 - PROFITS AND LOSSES ON FINANCIAL TRANSACTIONS

3.1 Breakdown of caption 60 "Profits (Losses) on financial transactions"

Captions/Transactions	2003			
	Securities	Currencies	Other	Total
A.1 Revaluations	343	xxx	2,286	2,629
A.2 Write-downs	(440)	xxx	(2,279)	(2,719)
B. Other profits (losses)	357	146	70	573
Total caption 60 - Statement of income	260	146	77	483
Dividends on structured share portfolio (transfer from caption 30)	350	-	-	350
Reclassification of transactions on securities (transfer to caption 190)	(35)	-	-	(35)
Reclassification of write-downs (transfer to caption 200)	24	8	-	32
Total caption 60 Reclassified statement of income	599	154	77	830

Captions/Transactions	2002 pro forma			
	Securities	Currencies	Other	Total
A.1 Revaluations	518	xxx	1,097	1,615
A.2 Write-downs	(361)	xxx	(1,095)	(1,456)
B. Other profits (losses)	(307)	163	(87)	(231)
Total caption 60 - Statement of income	(150)	163	(85)	(72)
Dividends on structured share portfolio (transfer from caption 30)	488	-	-	488
Reclassification of transactions on securities (transfer to caption 190)	(281)	-	-	(281)
Reclassification of write-downs (transfer to caption 200)	31	-	-	31
Total caption 60 Reclassified statement of income	88	163	(85)	166

Captions/Transactions	2002 not restated			
	Securities	Currencies	Other	Total
A.1 Revaluations	519	xxx	1,098	1,617
A.2 Write-downs	(416)	xxx	(1,103)	(1,519)
B. Other profits (losses)	(308)	242	(108)	(174)
Total caption 60 - Statement of income	(205)	242	(113)	(76)
Dividends on structured share portfolio (transfer from caption 30)	488	-	-	488
Reclassification of transactions on securities (transfer to caption 190)	(350)	-	-	(350)
Reclassification of write-downs (transfer to caption 200)	127	-	-	127
Total caption 60 Reclassified statement of income	60	242	(113)	189

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
1. Government bonds	(16)	(31)	(15)	(48.4)	(18)
2. Other debt securities	23	78	(55)	(70.5)	42
3. Shares, quotas and other forms of capital	640	31	609		25
4. Security derivatives	(48)	10	(58)		11
Total	599	88	511		60

SECTION 4 - ADMINISTRATIVE COSTS

4.1 Average number of employees by categories

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Managers	936	1,009	(73)	(7.2)	1,013
b) 3rd and 4th level officers	10,049	10,715	(666)	(6.2)	13,358
c) Other employees	51,338	53,917	(2,579)	(4.8)	58,312
Total	62,323	65,641	(3,318)	(5.1)	72,683

Number of employees by categories (figures as at 31st December)

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Managers	866	1,006	(140)	(13.9)	1,010
b) 3rd and 4th level officers	9,434	10,664	(1,230)	(11.5)	13,297
c) Other employees	49,740	52,935	(3,195)	(6.0)	57,194
Total	60,040	64,605	(4,565)	(7.1)	71,501

Breakdown of caption 80 "Administrative costs"

a) Payroll

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Payroll					
- *wages and salaries*	*2,328*	*2,443*	*(115)*	*(4.7)*	*2,573*
- *social security charges*	*649*	*663*	*(14)*	*(2.1)*	*714*
- *other*	*86*	*99*	*(13)*	*(13.1)*	*112*
- *termination indemnities*	*152*	*166*	*(14)*	*(8.4)*	*178*
- *pensions and similar commitments*	*109*	*112*	*(3)*	*(2.7)*	*115*
Total	3,324	3,483	(159)	(4.6)	3,692

b) Other

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Indirect taxes and duties	328	347	(19)	(5.5)	386
IT, processing and data processing services	286	271	15	5.5	254
Rentals and service charges - real estate	229	209	20	9.6	224
Expenses for consultancy fees	137	149	(12)	(8.1)	215
Postal, telegraphic and delivery services	94	121	(27)	(22.3)	129
Telephonic, teletransmission and transmission expenses	103	105	(2)	(1.9)	113
Legal expenses	93	101	(8)	(7.9)	105
Expenses for maintenance of real estate assets	19	43	(24)	(55.8)	-
Expenses for maintenance of furniture and machines	133	128	5	3.9	105
Advertising and promotional expenses	74	86	(12)	(14.0)	93
Transport services	63	68	(5)	(7.4)	73
Lighting, central heating and air conditioning	65	64	1	1.6	69
Printing, stationery and consumables	50	65	(15)	(23.1)	69
Training expenses and reimbursements to personnel	73	56	17	30.4	75
Security services	41	55	(14)	(25.5)	59
Information expenses	61	55	6	10.9	55
Insurance premiums	47	51	(4)	(7.8)	54
Cleaning services	39	42	(3)	(7.1)	45
Rentals of other fixed assets	29	26	3	11.5	27
Data storage and document processing	24	22	2	9.1	22
Costs for temporary personnel	5	15	(10)	(66.7)	-
Other costs	117	141	(24)	(17.0)	217
Total	2,110	2,220	(110)	(5.0)	2,389

SECTION 5 - ADJUSTMENTS, WRITE-BACKS AND PROVISIONS

Breakdown of caption 90 "Adjustments to fixed assets and intangibles"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Intangibles					
– *start-up costs*	*12*	*13*	*(1)*	*(7.7)*	*13*
– *goodwill*	*10*	*22*	*(12)*	*(54.5)*	*22*
– *improvement to rented assets*	*31*	*35*	*(4)*	*(11.4)*	*38*
– *software*	*274*	*241*	*33*	*13.7*	*252*
– *other*	*14*	*23*	*(9)*	*(39.1)*	*24*
	341	334	7	2.1	349
b) Fixed assets					
– *real estate*	*139*	*161*	*(22)*	*(13.7)*	*168*
– *furniture and fittings*	*31*	*33*	*(2)*	*(6.1)*	*36*
– *machines and equipment*	*190*	*172*	*18*	*10.5*	*182*
	360	366	(6)	(1.6)	386
Total caption 90 Reclassified statement of income	701	700	1	0.1	735
Amortisation of goodwill arising on consolidation and on application of the equity method	130	140	(10)	(7.1)	141
Total caption 90 Statement of income	831	840	(9)	(1.1)	876

Breakdown of caption 100 "Provisions for risks and charges"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Equity investments	52	203	(151)	(74.4)	203
Legal disputes and amounts reclaimed	75	36	39		47
Commitments with the pension fund	7	7	–	–	7
Tax litigations	–	–	–		23
Other future charges	73	62	11	17.7	74
Total	207	308	(101)	(32.8)	354

5.1 Breakdown of caption 120 "Adjustments to loans and provisions for guarantees and commitments"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
a) Adjustments to loans	1,958	2,957	(999)	(33.8)	3,300
including					
– adjustments to doubtful loans	*1,042*	*1,593*	*(551)*	*(34.6)*	*1,890*
– adjustments to substandard loans	*632*	*977*	*(345)*	*(35.3)*	*994*
– adjustments to restructured loans and loans under restructuring	*16*	*111*	*(95)*	*(85.6)*	*111*
– lump-sum adjustments for Country risk	*29*	*20*	*9*	*45.0*	*20*
– other lump-sum adjustments	*239*	*256*	*(17)*	*(6.6)*	*285*
b) Provisions for guarantees and commitments	93	122	(29)	(23.8)	178
Total caption 120 Statement of income	2,051	3,079	(1,028)	(33.4)	3,478
Reclassification of income on options (transfer from caption 70)	–	(16)	(16)		(16)
Reclassification related to adjustments to restructured loans (transfer from caption 130)	–	(81)	(81)		(81)
Total caption 120 Reclassified statement of income	2,051	2,982	(931)	(31.2)	3,381

Breakdown of caption 130 "Write-back of adjustments to loans and provisions for guarantees and commitments"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
Write-back of adjustments to loans	779	845	(66)	(7.8)	1,038
including					
– write-back of adjustments to doubtful loans	*427*	*583*	*(156)*	*(26.8)*	*763*
– write-back of adjustments to substandard loans	*199*	*129*	*70*	*54.3*	*141*
– write-back of adjustments to restructured loans and loans under restructuring	*2*	*18*	*(16)*	*(88.9)*	*20*
– lump-sum write-back for Country risk	*78*	*33*	*45*		*32*
– other lump-sum write-backs	*73*	*82*	*(9)*	*(11.0)*	*82*
Provisions for guarantees and commitments	51	44	7	15.9	46
Total caption 130 Statement of income	830	889	(59)	(6.6)	1,084
Reclassification related to adjustments to restructured loans (transfer to caption 120)	–	(81)	(81)		(81)
Total caption 130 Reclassified statement of income	830	808	22	2.7	1,003

Breakdown of caption 140 "Provisions for possible loan losses"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Provisions in the period					
– principal	–	5	(5)		5
– overdue interest	1	1	–	–	1
Total	1	6	(5)	(83.3)	6

Breakdown of caption 150 "Adjustments to financial fixed assets"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Adjustments to					
– equity investments in Group companies	13	6	7		5
– other equity investments	199	250	(51)	(20.4)	250
– investment portfolio	2	32	(30)	(93.8)	39
Total	214	288	(74)	(25.7)	294

Breakdown of caption 160 "Write–back of financial fixed assets"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Write-backs on					
– equity investments in Group companies	–	2	(2)		2
– other equity investments	3	1	2		1
– investment portfolio	7	3	4		3
Total	10	6	4	66.7	6

SECTION 6 - OTHER STATEMENT OF INCOME CAPTIONS

6.1 Breakdown of caption 70 "Other operating income"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Capital gains on disposal of merchant banking equity investments	28	7	21		7
Capital gains on sale of leased goods	11	24	(13)	(54.2)	41
Rentals and recovery of expenses	30	30	–	–	29
Income on securitisations	4	85	(81)	(95.3)	85
Recovery of costs for seconded personnel	10	10	–	–	9
Recovery of taxes and duties	230	231	(1)	(0.4)	235
Recovery of legal expenses	31	33	(2)	(6.1)	33
Indexation of bonds and certificates of deposit	46	3	43		4
Recovery of insurance costs	16	11	5	45.5	12
Recovery of other expenses	24	18	6	33.3	22
Monetary correction	5	8	(3)	(37.5)	8
Options sold	31	2	29		–
Other operating income	137	112	25	22.3	133
Total	603	574	29	5.1	618
Reclassification of income on options (transfer to caption 120)	–	(16)	(16)		(16)
Total caption 70 Reclassified statement of income	603	558	45	8.1	602

6.2 Breakdown of caption 110 "Other operating expenses"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Expenses related to leasing contracts	40	38	2	5.3	39
Monetary correction	12	19	(7)	(36.8)	19
Indexation of bonds and certificates of deposit	46	3	43		4
Charges on securitisation of mortgaged loans	1	12	(11)	(91.7)	12
Options bought	38	2	36		–
Other operating expenses	79	65	14	21.5	74
Total	216	139	77	55.4	148

6.3 Breakdown of caption 190 "Extraordinary income"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Valuation of commitment for the sale of equity investments	33	280	(247)	(88.2)	280
Capital gains on the sale of equity investments	175	395	(220)	(55.7)	395
Out-of-period income and amounts not payable					
– adjustments to commissions/charges	*18*	*51*	*(33)*	*(64.7)*	*51*
– adjustments to other captions of previous periods	*30*	*42*	*(12)*	*(28.6)*	*45*
– deferred tax assets generated in previous periods	*61*	*35*	*26*	*74.3*	*35*
– reversal of the allowance for possible loan losses	*–*	*25*	*(25)*		*24*
– bank cashiers' cheques prescribed	*25*	*5*	*20*		*5*
– other	*176*	*189*	*(13)*	*(6.9)*	*211*
	310	347	(37)	(10.7)	371
Capital gains on sale of other assets					
– branches	*–*	*–*	*–*		*–*
– real estate assets	*77*	*250*	*(173)*	*(69.2)*	*253*
– spin-off operations	*134*	*–*	*134*		*–*
– other assets	*16*	*9*	*7*	*77.8*	*9*
	227	259	(32)	(12.4)	262
Valuation treasury shares/Capital gains on *Warrants Put IntesaBci* not exercised	361	1	360		–
Capitalised intragroup services	21	31	(10)	(32.3)	31
Positive differentials on hedge contracts	70	–	70		–
Reversal of excess allowances	92	54	38	70.4	55
Capital gains on the sale of investment securities	27	10	17		13
Income on formerly-consolidated companies	–	22	(22)		–
Total	**1,316**	**1,399**	**(83)**	**(5.9)**	**1,407**
Reclassification securities transactions (transfer from caption 60)	35	281	(246)	(87.5)	350
Total caption 190 Reclassified statement of income	**1,351**	**1,680**	**(329)**	**(19.6)**	**1,757**

6.4 Breakdown of caption 200 "Extraordinary charges"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Valuation of *Warrants Put IntesaBci*	–	437	(437)		437
Solidarity allowance as per Ministerial Decree 158/2000	287	437	(150)	(34.3)	437
Out-of-period expense and amounts not collectable					
– *adjustments to commission expense/charges*	*51*	*34*	*17*	*50.0*	*34*
– *adjustments to other captions of previous periods*	*31*	*36*	*(5)*	*(13.9)*	*36*
– *previous periods social security benefits*	–	*3*	*(3)*		*3*
– *burglaries and robberies*	*6*	*5*	*1*	*20.0*	*7*
– *other*	*96*	*141*	*(45)*	*(31.9)*	*142*
	184	219	(35)	(16.0)	222
Integration and reorganisation charges	154	172	(18)	(10.5)	201
Losses on sale of assets	7	13	(6)	(46.2)	17
Losses on sale of equity investments	326	1	325		1
Charges for litigations and provisions for customer restoration	55	7	48		–
Losses on sale of investment securities	1	12	(11)	(91.7)	29
Negative differentials on hedge contracts	103	–	103		–
Losses on formerly-consolidated companies	–	123	(123)		–
Total	1,117	1,421	(304)	(21.4)	1,344
Reclassification (transfer from caption 60)	32	31	1	3.2	127
Total caption 200 Reclassified statement of income	1,149	1,452	(303)	(20.9)	1,471

6.5 Breakdown of caption 240 "Income taxes"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
1. Current taxes (–)	(666)	(266)	400		(289)
2. Changes in deferred tax assets (+/–)	(215)	178	(393)		212
3. Changes in deferred tax liabilities (–/+)	140	123	17	13.8	126
4. Income taxes for the period (–1+/–2/+3)	(741)	35	(776)		49

"Current taxes" is net of the tax credit on intergroup dividends reversed in the consolidated financial statements.
"Changes in deferred tax assets" includes 4 million euro relative to the elimination of deferred tax assets in relation to the reversal in the consolidated financial statements of a portion of the capital gain realised on the sale of the equity investment in Intesa Vita.

SECTION 7 - OTHER INFORMATION REGARDING THE STATEMENT OF INCOME

7.1 Geographic breakdown of revenues

Revenues	Italy	Other EU Countries	Other Countries	Total
10 Interest income and similar revenues	8,041	765	1,311	10,117
30 Dividends and other revenues	559	11	5	575
40 Commission income	3,549	84	307	3,940
60 Profits (Losses) on financial transactions	422	7	54	483
70 Other operating income	541	7	55	603
Total	13,112	874	1,732	15,718

Part D - Other information

SECTION 1 - DIRECTORS AND STATUTORY AUDITORS

1.1 Compensation

a) Directors	4
b) Statutory Auditors	–

1.2 Loans and guarantees given

a) Directors	185
b) Statutory Auditors	–

File No. 82-35020

Banca Intesa
Report on operations and Parent Company's financial statements

Report on operations

The Parent Company Banca Intesa

Distinguished Shareholders,

the Report which accompanies the consolidated financial statements illustrates Gruppo Intesa's operations in 2003.

The financial statements of the Parent Company, Banca Intesa S.p.A., are illustrated hereafter referring also to the information contained in that report especially as concerns the realisation of the Business Plan, Group companies performance, development of products and services, the controls system, the governance of the Bank and the Group and relations with related parties.

General aspects

Banca Intesa's 2003 statement of income, which represents the most important component of the consolidated accounts, closed with a net income of 1,359 million euro. It is an absolutely noteworthy result, achieved in the first of the three years covered by the Business Plan, in a still unfavourable context.

The decreasing trend of interest margin – partly attributable to the strategic decision to contain loans to foreign borrowers and to large groups – was more than offset by profits on financial transactions and net commissions. Further positive effects of the actions aimed at containing operating costs led the operating margin to record an increase exceeding 16%.

The stabilisation on more contained levels with respect to the previous year of net adjustments to loans, despite the considerable interventions required by the default of the Parmalat group, and the lower requirement of provisions for risks and charges and adjustments to fixed financial assets, led to an income from operating activities of almost 1.4 billion euro.

Extraordinary components were still significant, in terms of type and amount, and benefited from value recoveries on treasury shares and capital gains which emerged at the closing of company operations set out in the Business Plan. Conversely, extraordinary costs referred to the significant charges connected to the second phase of the incentive-driven exit plans, contained in the agreement with Trade Unions signed in December 2002, and other integration and reorganisation charges.

Reclassification and comparison criteria

For the purpose of permitting a consistent comparison, as usual statement of income figures for the previous year have been restated. Restatement referred to interest income, dividends and taxation since following new tax provisions, dividends accounted for as accruals in 2003, which will be collected in 2004, must no longer consider the tax credit.

The reclassification was carried out for the purpose of comparability and completeness of information by using presentation criteria which are deemed to better define the areas in which overall profitability is generated, and varying and reaggregating the contents of the items included in the compulsory forms, according to the principles of operations consistency and not only of formal representation of the Bank's economic situation, as is already standard practice within the banking system. In particular:

- financial lease receivables of 2002 sold to Intesa Leasing in 2003, have been booked in the 2002 pro forma accounts with the financial method, by recording within interest both the leasing instalments and the value adjustments on the leased assets;
- negative differentials on hedge derivatives economically connected to trading positions on equities have been accounted for in the same caption which shows relevant dividends;

- dividends collected from equities in structured portfolios – for which valuation effects are recorded in Profits (Losses) on financial transactions – have been recorded in that caption;
- certain amounts included in Profits (Losses) on financial transactions for certain non-recurring operations on securities related to the sales of equity investments of significant size are booked in the caption Extraordinary income;
- adjustments recorded in 2002 to securities sold to the Bank to reimburse doubtful loans, are deducted from the write-backs recorded on the relevant loans;
- provisions to the internal supplementary pension funds have been directly deducted from the returns generated by the investments;
- amounts received in 2002 in execution of guarantees connected with credit derivatives have been transferred from other operating income and deducted from adjustments to the relevant loans;
- recovery of the cost of personnel seconded from Banca Intesa to Group companies has been transferred from Other operating income and deducted from Payroll; likewise the charges (Other administrative costs) relative to personnel seconded from Group companies to Banca Intesa have been booked in Payroll. Payroll therefore records the effective costs sustained for staff working at the Parent Company;
- amounts relative to personnel transferred from Intesa Sistemi e Servizi to Banca Intesa following the transfer of the former's activities not related to information & communication technology, which in the 2002 financial statements had been recorded in Other administrative costs as consideration of the services rendered to the Parent Company, have been restated from Other operating charges to Payroll.

RECLASSIFIED STATEMENT OF INCOME

The table below shows the reclassified statement of income which highlights the progressive formation of income based on the same criteria indicated above, and which is commented in the pages hereafter.

Interest margin recorded a 6.8% decrease with respect to the previous year, determined by *net interest income* that recorded a 9.3% decrease as a result of the trends recorded over the twelve months by intermediated volumes and interest rates on loans and deposits.

Operations with customers generated net interest income of 2,336 million euro, with loans to customers showing a decreasing trend, especially as a result of the decision – set out in the Business Plan – aimed at containing exposure to corporates and loans granted by foreign branches.

As concerns in particular the domestic market, average loan volumes recorded an overall decrease, determined by a contraction in the short-term component, which was only partly offset by the greater volumes of medium- and long-term loans, which increased despite the securitisation completed at the end of 2002 that led to a reduction exceeding 2 billion euro of loans to customers. With regard to funding, average volumes increased both as concerns deposits and, to a greater extent, issued bonds.
Foreign branches registered a further drop in volumes intermediated with customers (loans to customers and direct customer deposits registered 48% and 27% decreases respectively with respect to as at 31st December 2002), with a marked contraction in the contribution to net interest income.

(in millions of euro)

Captions	2003	2002 pro forma (1)	Changes amount	Changes %
Net interest income	3,116	3,437	(321)	(9.3)
Dividends and other revenues	611	564	47	8.3
Interest margin	3,727	4,001	(274)	(6.8)
Net commissions	1,973	1,887	86	4.6
Profits (Losses) on financial transactions	410	(38)	448	
Other operating income, net	280	306	(26)	(8.5)
Net interest and other banking income	6,390	6,156	234	3.8
Administrative costs	(3,782)	(3,871)	(89)	(2.3)
including Payroll	*(2,123)*	*(2,215)*	*(92)*	*(4.2)*
Other	*(1,659)*	*(1,656)*	*3*	*0.2*
Adjustments to fixed assets and intangibles	(138)	(164)	(26)	(15.9)
Operating costs	(3,920)	(4,035)	(115)	(2.9)
Operating margin	2,470	2,121	349	16.5
Provisions for risks and charges	(64)	(124)	(60)	(48.4)
Net adjustments to loans and provisions for possible loan losses	(763)	(1,384)	(621)	(44.9)
Net adjustments to financial fixed assets	(258)	(1,210)	(952)	(78.7)
Income (Loss) from operating activities	1,385	(597)	1,982	
Extraordinary income	450	236	214	90.7
Income taxes for the period	(476)	373	(849)	
Change in the reserve for general banking risks	-	-	-	-
Net income for the period	1,359	12	1,347	

(1) Figures restated on a consistent basis.

Average interest rates on domestic operations manifested a generalised downward trend, sharper in the first part of the year and more marked for interest rates on loans due to their faster reaction to market trends. More specifically, for interest rates on loans the reduction was slightly higher for short-term loans, while the decrease in the interest rates affected both short-term and medium-long term deposits. Due to these trends, the interest rate spread experienced a further erosion with respect to the previous year.

As concerns the other components of net interest income, interbank positions led to a positive economic result – also considering the differentials on related hedges, mostly connected to interbank transactions – thus inverting the trend recorded until 2002. This result partly offset the lower contribution from interest income on securities due to the reduction in portfolio size. These phenomena are the consequence of precise asset allocation interventions aimed at a more profitable management of assets and liabilities.

Dividends accounted for in the year, 611 million euro, recorded an 8.3% rise. As already mentioned, contrary to previous years, dividends of subsidiaries accounted for as accruals, do not include the tax credit, following the new tax regulations regarding collected dividends which came into effects as of 1st January 2004. Dividends of subsidiaries summed up to 458 million euro, with a 9.6% rise with respect to the consistent 2002 figure. The most important contributions came from: Intesa Riscossione Tributi (89 million euro), Caboto Sim (65 million euro), Banca Intesa Mediocredito (40 million euro), Cassa di Risparmio di Parma e Piacenza (40 million euro), Intesa Holding Asset Management (35 million euro), Banca Popolare FriulAdria (26 million euro), Intesa Mediofactoring (25 million euro), Intesa Leasing (25 million euro), Setefi (20 million euro) and Intesa Holding Centro (20 million euro).
Dividends on other equity investments and on shares booked on collection and therefore inclusive of the tax credit, amounted to 153 million euro.

The quarterly development of the interest margin, net of the seasonal peak of dividends, confirmed the downward trend of net interest income which continued, though with different intensity, over the last two years.

Net interest and other banking income recorded a 3.8% rise with respect to 2002. The positive performance of net commissions and profits on financial transactions more than offset the reduction in interest margin.

Net commissions reached 1,973 million euro, with a decidedly positive trend with respect to the previous year (+4.6%), especially as a result of flows from commercial banking activities (+5.7%) – with particular reference to commissions on current accounts (+10.8%) – and the stability of commissions on management, dealing and consultancy, which recorded a 1.3% decrease. This resistant trend was mostly determined by the significant contribution of distribution of insurance products (approximately +41%) and, following greater customer use of forms of direct investment, higher commissions for the custody and administration of securities, which partly offset the decrease in commissions from dealing and placement of securities (-7.5%) and, especially, on portfolio management (-21.6%). Net commissions were also positively influenced by profits on structured finance operations.

Profits on financial transactions totalled 410 million euro (-38 million euro in 2002) and showed improvements in all areas. In particular, interest rate activities – which also include transactions on the bond market and in interest rate derivatives – closed with a 30 million euro profit (compared to a 74 million euro loss in 2002), net of an adjustment of 19 million euro on the security Intesa Sec. Npl. Profits on equities summed up to 296 million euro (*ex* 30 million euro), and included 97 million euro relative to the marking to market of options and 53 million euro realised on the sale of Crédit Agricole shares deriving from the Tender Offer on Crédit Lyonnais. Activities in currencies and currency derivatives registered a 54 million euro profit (*ex* 44 million euro), while credit derivatives in the trading book led to profits of 30 million euro (compared to a 38 million euro loss in 2002). With reference to correlations with other items in the statement of income, activities on interest rates and on credit derivatives in the trading book led to positive effects on the interest margin of 11 million euro and 14 million euro respectively.
Profits on financial transactions also reflected considerable profits connected to trading of the option component in structured bond issues of 232 million euro.

Net interest and other banking income also benefited from other net operating income of 280 million euro, 8.5% lower with respect to 306 million euro of 2002, which included over 70 million euro of revenues connected to the securitisation realised in 2002 and closed, with the placement of the bonds, at the beginning of 2003. In particular, other net operating income in 2003 included: tax recoveries, profits on the disposal of merchant banking equity investments amounting to 28 million euro and on the sale of certain loans of 30 million euro.

In addition to the downward trend of net interest income and to the seasonality of dividends, the quarterly development of net interest and other banking income was also affected by the lower profits on financial transactions with respect to the previous quarters, that had benefited from the closing of certain large transactions.

Operating margin recorded a 16.5% growth rate to 2,470 million euro, positively influenced by the containment of operating costs, 2.9% down over the twelve months. In considering this caption it must be noted that at the beginning of 2003 Intesa Sistemi e Servizi transferred to Banca Intesa all activities which were not related to information & communication technology and the over 1,700 employees dedicated to such activities. This transfer did not have any effect on total operating costs, since the relative labour cost was previously included in other administrative costs, being included in the consideration for the services rendered by ISS to Banca Intesa. In any case – in order to permit a consistent comparison – it was decided to restate in "Payroll" the amount relative to transferred personnel (108 million euro).
Consistent figures highlight a significant reduction in payroll (-4.2% to 2,123 million euro) due to the reduction in headcount deriving, especially, from the activation of the Solidarity allowance.
Other administrative costs, though decreases were recorded by general structure costs (approximately -10%), expenses for management of real estate properties (-8.7%) and advertising expenses (-23%), remained practically stable (+0.2% to 1,659 million euro), since it reflected the rise in certain expense captions, mainly relative to structural services related to IT systems.

Adjustments to intangibles and fixed assets decreased to 138 million euro (-15.9%), especially following the completion of the depreciation plan of certain assets.

Quarterly development of operating margin was affected by the greater incidence of administrative costs following the aforementioned restart of structural investments and investments related to new products.

Income from operating activities equalled 1,385 million euro compared to a 597 million euro loss in 2002. The significant improvement is attributable to lower adjustments and provisions (1,085 million euro compared to 2,718 million euro in 2002), both on loans and on financial fixed assets. More specifically, net adjustments to loans, despite the interventions necessary to adequately deal with the default of the Parmalat group (163 million euro) – which was already commented in detail in the Executive summary – recorded an approximately 45% decline (from 1,384 million euro to 763 million euro), after the extraordinary write-downs of the previous year following the crises of certain large international groups operating mainly in the telecom and energy sectors.
As concerns net adjustments, a higher incidence was referred to doubtful loans, especially due to the considerable interventions connected to the aforementioned default, while write-downs to substandard loans greatly decreased following both lower adjustments – particularly high last year – and higher value recoveries mostly on loans sold, especially granted by foreign branches. Write-downs on restructured loans considerably decreased, while adjustments for Country risk increased; both components presented very low absolute values.
The net increase in the so-called "generic reserve", to cover latent credit risk on performing loans, was 50 million euro to 536 million euro. This provision also has the purpose of maintaining an adequate coverage of exposure towards industrial sectors which were more severely affected by the economic downturn and the contraction in consumption. In total, provisions for physiological risk ensure a degree of coverage of performing loans – net of due from Group companies and repurchase agreements – of 0.6%.

Also net adjustments to financial fixed assets recorded a marked decrease (from 1,210 million euro to 258 million euro, approximately -79%), to lower levels after the exceptional charges booked in 2002, especially due to the write-down of book value of South-American subsidiaries exceeding 750 million euro. Among the adjustments recorded in 2003 on equity investments in Group companies, the most significant amounts referred to Intesa Holding International (198 million euro) which holds the equity investments in Banque Sudameris, and Phoenix KG, German real estate company (31 million euro) whose assets had a sharp decrease in value also in relation to the sale of Bankhaus Löbbecke. With reference to other equity investments: the stake in Banco Comercial Portugues was written down by 38 million euro, due to the fact that it continued to be exchanged on the market under the price in Banca Intesa's books and the stakes in Bayerische Hypo- und Vereinsbank and Commerzbank were prudentially written down to the most recent equity valuation available with write-downs of 22 million euro and 6 million euro respectively. Write-backs were recorded on Intesa Gestione Crediti (16 million euro), Intesa e.lab (36 million euro) and Banca Primavera (8 million euro) in consideration of the contribution of its PFS operations to Banca Generali, which led to book goodwill in the statement of income.
Provisions for risks and charges decreased from 124 million euro to 64 million euro, (approximately -48%) and included legal disputes (15 million euro) and future charges on equity investments related to merchant banking activities (12 million euro).

Net extraordinary income totalled 450 million euro, which was the result of extraordinary income of 1,237 million euro (-6.6%) and extraordinary charges of 787 million euro (approximately -28%).

Extraordinary items were, like in the previous year, affected by considerable non-recurring operations, especially related to the reorganisation actions set out in the Business Plan.

In particular, in 2002 extraordinary operations had led to a net income of 236 million euro, which reflected: i) income on the sale of certain equity investments: Banco di Chiavari (263 million euro), Borsa Italiana and Monte Titoli (93 million euro), the residual stake in Banca Carime (97 million euro), ii) capital gains on the sale of certain real estate assets (299 million euro), and iii) income deriving from the marking to market of the stake in Credit Lyonnais (281 million euro) following the acceptance of the Tender Offer launched by Crédit Agricole.
Extraordinary charges in 2002 included the write-down of own shares (437 million euro) and provisions for future charges related to the activation of the Solidarity allowance as per Ministerial Decree 158 of 2000 (400 million euro).

The most significant extraordinary income captions in 2003 referred to: i) profits from the sale of equity investments, mostly attributable to the higher value attributed to the equity investments in IntesaVita and Assiba contributed to the new Intesa Vita (365 million euro), as part of the concentration of the bancassurance activities of the Generali group and of Gruppo Intesa, ii) write-backs on the marking to market of treasury shares (361 million euro), iii) capital gains on the real estate assets contributed to Intesa Real Estate (244 million euro) as part of the spin-off described in another part of this Report, iv) 31 million euro relative to the valuation of the commitment to sell Carinord 2, as detailed in the introduction to the Notes of this Report and v) 35 million euro of income on the acceptance of the Tender Offer on Credit Lyonnais shares launched by Crédit Agricole, calculated as the difference between offer price and book value of the Lyonnais shares after they had been marked to market in the 2002 financial statements. In 2003 the Crédit Agricole shares obtained in exchange were sold with a profit of 53 million euro, accounted for in profits on financial transactions.

Among charges the most significant caption referred to provisions of 250 million euro – determined on the basis of the decrease in headcount estimated for 2004 – for future charges for the Bank following the activation of the Solidarity allowance for other employees in 2004. Losses on the sale of equity investments totalled 144 million euro: 59 million euro on Bankhaus Löbbecke, 49 million euro on Sudameris Brasil and 35 million euro on Carinord 1. Extraordinary charges also included 129 million euro of charges for reorganisation and disposal of equity investments, with a 5.1% drop with respect to the previous year and specific provisions for defaulted corporate bonds.

Net income, after taxes of 476 million euro, equalled 1,359 million euro, compared to 12 million euro in 2002. Quarterly development of net income showed considerable progress and reached its 2-year maximum.

RECLASSIFIED BALANCE SHEET

(in millions of euro)

Assets	31/12/2003	31/12/2002 pro forma [1]	Changes	
			amount	%
1. Cash and deposits with central banks and post offices	641	864	(223)	(25.8)
2. Loans				
– loans to customers	112,016	122,513	(10,497)	(8.6)
– due from banks	33,522	33,891	(369)	(1.1)
3. Trading portfolio	18,705	19,643	(938)	(4.8)
including Own shares	*1,015*	*980*	*35*	*3.6*
4. Fixed assets				
a) investment portfolio	817	1,288	(471)	(36.6)
b) equity investments	13,619	12,102	1,517	12.5
c) tangible and intangible	1,176	2,508	(1,332)	(53.1)
5. Other assets	19,592	21,023	(1,431)	(6.8)
Total Assets	200,088	213,832	(13,744)	(6.4)

(in millions of euro)

Liabilities and Shareholders' Equity	31/12/2003	31/12/2002 pro forma [1]	Changes	
			amount	%
1. Debts				
– due to customers	76,964	79,650	(2,686)	(3.4)
– securities issued	49,087	47,087	2,000	4.2
– due to banks	25,755	38,161	(12,406)	(32.5)
2. Allowances with specific purpose	3,089	3,169	(80)	(2.5)
3. Other liabilities	20,080	20,637	(557)	(2.7)
4. Allowances for possible loan losses	–	–	–	
5. Subordinated and perpetual liabilities	10,368	11,308	(940)	(8.3)
6. Shareholders' equity				
– share capital and reserves	13,386	13,808	(422)	(3.1)
– net income for the period	1,359	12	1,347	
Total Liabilities and Shareholders' Equity	200,088	213,832	(13,744)	(6.4)

Guarantees, commitments and credit derivatives	79,153	88,262	(9,109)	(10.3)
Indirect customer deposits	213,889	216,535	(2,646)	(1.2)

[1] Figures restated on a consistent basis.

Loans to customers amounted to 112,016 million euro, with an 8.6% decrease with respect to the previous year, mostly attributable – as already indicated above – to the progressive realisation of the objectives set out in the Business Plan, in terms of reducing exposure to large groups and downsizing of the role of the Bank's foreign branches. Loans to customers granted by foreign branches were almost halved with respect to the figure at the end of 2002, and their reduction was responsible for over 50% of the total decrease in the Bank's loan portfolio.
The domestic network instead highlighted a contained 4.7% drop (which in terms of average volumes totalled 2.6%), attributable to the aforementioned reduction in exposure to corporate counterparties and the extinguishment of the financing granted to Intesa Sec. 2, vehicle company used for the securitisation of performing mortgages amounting to approximately 2 billion euro which commenced at the end of 2002 and was concluded in January 2003. As a result of the aforementioned trends, the incidence of assets invested in Italy increased over the twelve months from 87% to 91%.
Breakdown of loans to customers by contract type confirms the considerations made above: the overall reduction is entirely attributable to advances and other loans (-19%), both for the foreign component and for domestic operations. The trend recorded by mortgages again recorded a particularly positive trend with an approximately 9% growth rate, while current accounts and repurchase agreements decreased (-9.6% and -5.8% respectively).

As concerns non-performing loans, doubtful loans recorded a 7.1% rise to 1,577 million euro also as a result of the generally known default episodes, while substandard loans, which equalled 2,450 million euro decreased (-22.1%) following the sales concluded during the year of certain positions that had already been heavily adjusted. The relevant cumulated adjustments led to 55% coverage of doubtful loans and 25% coverage of substandard loans. On far lower absolute values, also restructured loans recorded a 24% growth rate and as at 31st December 2003 amounted to 228 million euro, loans subject to Country risk registered a 38% decrease to 29 million euro. With regard to the latter, it must also be noted that overall exposure, including bank relations, increased essentially as a result of interventions for the Peruvian subsidiary and following the inclusion of credit risk with residents in certain Countries for which provisions had previously been directly deducted from shareholders' equity for supervisory purposes. As already indicated above, total performing loans were covered by the generic reserve, which at the end of 2003 amounted to 536 million euro, and was deemed to be congruous to cover the physiological risk related to performing loans.

Customer deposits under administration as at 31st December 2003 equalled 346,051 million euro and was practically unchanged with respect to as at 31st December 2002 (-1.3%).
More specifically, *direct customer deposits* totalled 132,162 million euro with a slight decrease (-1.3%), entirely attributable to the decline in the activities of the foreign branches, whose deposits showed an approximately 3,500 million euro decrease (-27%). Units operating in Italy instead recorded direct customer deposits of 122,864 million euro, with a 1.4% rise on year-end figures and a far higher increase in average terms (approximately +7%).
Breakdown by contract type confirms the reduction of funding of foreign branches, while units operating in Italy recorded a considerable increase in issued bonds (+9.7%) and progress in current accounts (+1.1%), partly absorbed by the structural decrease in certificates of deposit (approximately -32%), saving deposits (-6.9%) and repurchase agreements (-6.8%).
Indirect customer deposits amounted to 213,889 million euro and was practically in line with the figure at the end of 2002 (approximately -1%), due to the positive trend recorded by managed funds (+1.8% to 75,791 million euro), and essentially ascribable to the positive performance of insurance products (+16%). Progress in asset management almost offset the downward trend in deposits under administration which, despite the recovery recorded during the year it was still under
the figure of December 2002 (-2.8% to 138,098 million euro).

Net of own shares (1,015 million euro) the securities portfolio at the end of the year totalled 18,507 million euro, with a 7.2% decrease on 2002. As at 31st December 2003 securities held for trading totalled

17,690 million euro (-5.2%) and securities held for investment recorded a significant decrease to 817 million euro (approximately -37%).

Equity investments at the end of 2003 amounted to 13,619 million euro (9,609 million euro relative to Group companies and 4,010 million euro to other equity investments) with a considerable increase with respect to 12,102 million euro of the 2002 financial statements (+12.5%).
The considerable net increase in the portfolio is mostly connected to the realisation of the Business Plan which entailed new alliances, sale of non-core activities and disengagement from Countries or sectors no longer strategic for the Group.
In particular, the acquisition of the equity stake in Assicurazioni Generali (+371 million euro) had the purpose of strengthening the collaboration between Banca Intesa and the Generali group, fundamental for the success of the Business Plan, which includes the concentration of the bancassurance activities of Banca Intesa and Assicurazioni Generali, via the contribution of the equity investments in IntesaVita and Assiba to the new Intesa Vita (+273 million euro). The equity investment in Lazard (+86 million euro) has instead the purpose of realising a strategic partnership destined to develop corporate banking activities. Increases also derived from the aforementioned spin-off which led to the establishment of Intesa Real Estate (+312 million euro) and Milano Zerotre (+112 million euro). As part of the disengagement from Latin America, the sale of Banco Sudameris Brasil – described in detail in another part of this Report – was partly paid via a stake in Banco ABN Amro Real S.A. (+492 million euro). Furthermore Banca Intesa now has direct control of the equity investment in Banco Wiese Sudameris (+17 million euro).
Conversely decreases referred to the sale of the interests in Bankhaus Löbbecke (-420 million euro) and Carinord 1 (-177 million euro) and the execution of the sale – which had commenced at the end of 2002 – of Banco di Chiavari e della Riviera Ligure (-138 million euro).
Lastly noteworthy were also: i) the increase in capital in Intesa Mediofactoring (+101 million euro), ii) the capital contribution (+240 million euro) in Banca Intesa Private Equity, company contributed later in the year to Private Equity International, iii) the completion of the operation related to "Synesis Finanziaria", holding company which controls Fidis Retail Italia (+93 million euro), and iv) the subscription of the increase in capital of Olimpia (+65 million euro).
Details on net adjustments carried out in the year (258 million euro) are provided in the Comments to the riclassified statement of income.

Banca Intesa's governance

Information regarding the composition of Banca Intesa's shareholder base, the powers of Banca Intesa's administrative bodies as well as the illustration of the rules which the Bank has set itself as concerns the internal control system and the norms of conduct with stakeholders are described in detail in a specific chapter of the Report on operations which accompanies the Consolidated financial statements, to which all reference must be made.

Significant subsequent events

In the period between the beginning of 2004 and the date of approval of the present Report no events occurred capable of significantly influencing the Bank's operations and economic results – in addition to those already illustrated in the same chapter of the Report which accompanies the Consolidated financial statements, to which all reference must be made.

It must be noted that on 13th January 2004, Banca Intesa's Ordinary Shareholders' Meeting appointed the new Board of Directors in substitution of the previous Board which had concluded its mandate. The list of the members of the new Board is provided in the chapter relative to the Board of Directors, Board of Statutory Auditors and Independent Auditors.

Forecast for 2004

Forecasts for 2004 for Banca Intesa are consistent with those of the Group of which it is Parent Company.

The positive projections of a further improvement in profitability, of constant attention to cost containment and of an improvement in loan portfolio quality also, and especially, apply to Banca Intesa.

The forecasts concerning the persistence of the positive effects of programmed interventions and expected trends on income from operating activities and net income are therefore confirmed together with the consequent capacity to maintain an adequate return on capital.

Proposals to the Shareholders' Meeting

Distinguished Shareholders,

we submit to Your approval Banca Intesa's financial statements for the fiscal year 1st January - 31st December 2003, which are made up of the balance sheet, the statement of income and the notes to the financial statements, as well as the relative attachments and the report on operations.

Furthermore, we propose the assignment to Share premium reserve of the goodwill from the merger of Bil Servizi Finanziari S.p.A. for 73,239.76 euro and of Intesa Formazione S.c.p.A. for 1,346,088.41 euro.

We submit to Your approval the distribution of a dividend of 0.060 euro to saving shares and of 0.049 euro to ordinary shares in circulation and to consequently distribute the net income for the period equal to 1,358,733,545.88 as follows:

Net income for the period	€ 1,358,733,545.88
Assignment of a dividend of 0.060 euro to 932,490,561 saving shares (determined pursuant to Art. 27 of the Articles of Association), for total disbursement of	€ 55,949,433.66
Assignment of a dividend of 0.049 euro to 5,596,492,478 ordinary shares, for total disbursement of	€ 274,228,131.42
for total dividends of	€ 330,177,565.08
Assignment to the Allowance for charitable, social and cultural contributions	€ 5,000,000.00
Assignment to the Extraordinary reserve of the residual net income	€ 1,023,555,980.80

We specify that, as a consequence of the fiscal reform, in force as of 1st January 2004, save for provisions indicated herein, there is no tax credit on dividends and, depending on the nature of the shareholder, dividends contribute to the formation of the taxable income only partly or are subject to a definitive withdrawal tax.
The dividend attributes the tax credit only if received by resident business entities, with fiscal period which does not correspond to the calendar year, in the tax period in force on 1st January 2004. Only in these cases, a 51.51% tax credit competes to the whole dividend.

At the same time we propose to resolve upon the assignment, for free, of 318,486,977 of the 319,214,748 Banca Intesa treasury ordinary shares, to Shareholders, at a ratio of 2 Banca Intesa ordinary shares, starting to accrue rights as of 1st January 2004, every 41 ordinary and/or non-convertible saving shares in circulation, with the contemporary reduction of the Reserve for own shares from 1,015,102,898.64 euro to 2,314,311.78 euro based on a valuation of 3.180 euro per share assigned, corresponding to the carrying value as at 31st December 2003.

For the residual 727,771 treasury shares, the Shareholders' Meeting resolution of 17th December 2002 with regard to the authorisations of disposal of own shares still applies.

As resolved by the Shareholders' Meeting held on 1st March 2001, the special reserve pursuant to Art. 2357 ter of the Italian Civil Code has been set up through the reclassification of the Share premium reserve. With regard to this it must be noted that, as a result of the aforementioned fiscal reform, the new provisions of Art. 47, par. 1, of the Testo Unico delle Imposte sui Redditi (Income Tax Code), sets forth that, irrespective of the resolution of the Shareholders' Meeting, net income for the period and reserves, which are not capital reserves, are presumed to be

distributed first. In compliance with this principle, shares assigned for free are considered, for fiscal purposes, as distribution of net income in nature and the relative value will be determined using the arithmetic average of stock prices struck in the month before the delivery of free shares to Shareholders.

Furthermore, we propose the distribution of the aforementioned dividend and the assignment of the treasury shares as of 22nd April 2004.

If the financial statements and the proposal for the assignment of the treasury shares obtain Your approval, the Parent Company's shareholders' equity at the date of approval of the 2003 Annual Report will be the following.

(in millions of euro)

Shareholders' equity	Annual Report 2003	Allocation of net income 2003	Share assignment	Share capital and reserves as at the date of approval of the financial statements
Share capital				
• ordinary	3,076		–	3,076
• saving	485		–	485
Total share capital	3,561		–	3,561
Share premium reserve	5,404		–	5,404
Reserves	3,434	1,024	(1,013)	3,445
Revaluation reserves	987		–	987
Total reserves	9,825	1,024	(1,013)	9,836
Reserve for general banking risks	–		–	–
Total	13,386	1,024	(1,013)	13,397

The Board of Directors

Milano, 8th March 2004

Independent Auditors' Report on the Parent Company's statements

Translation from the original Italian text

File No. 82-35020

EY

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n.58
(Translation from the original Italian text)

To the Shareholders
of Banca Intesa S.p.A.

1. We have audited the financial statements of Banca Intesa S.p.A. as of and for the year ended 31 December 2003. These financial statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Companies and Stock Exchange Commission). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The audits of the financial statements of certain subsidiaries and of certain investments under significant influence, which represent approximately 10% of total investments and approximately 11% of total assets, are the responsibility of other auditors.

   As indicated in the notes to the financial statements, the Company has restated some amounts related to the prior year financial statements to allow an homogeneous comparison. This financial information has not been examined by us. For our opinion on the financial statements of the prior year as originally presented, which are also included in the financial statements, reference should be made to our report dated 28 March 2003.

3. In our opinion, the financial statements of Banca Intesa S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Banca Intesa S.p.A. as of 31 December 2003, and the results of its operations for the year then ended.

Milan, 26 March 2004

Reconta Ernst & Young S.p.A.
Signed by: Massimo Colli, Partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

File No. 82-35020

Report of the Board of Statutory Auditors to the Shareholders' Meeting

Translation from the original Italian text

BANCA INTESA S.p.A.
REPORT OF THE BOARD OF STATUTORY AUDITORS
TO THE SHAREHOLDERS' MEETING

Distinguished Shareholders,
during the fiscal year closed as at 31st December 2003 we carried out the supervising activity set forth by the law, pursuant to the recommended principles issued by the National Council of Dottori Commercialisti e Ragionieri (the Italian Accounting Profession), and in consideration of the recommendations issued by Consob (the Italian Securities Exchange Commission) via its Communications and in particular Communication 1025564 of 6th April 2001 and subsequent amendments.

Thus, the Board of Statutory Auditors:
- took part in all the Shareholders' Meetings, as well as in all the Board of Directors' Meetings and Executive Committee Meetings which occurred in the year and received from Directors periodic information regarding their activity and the most significant transactions carried out by Banca Intesa or by its subsidiaries;
- continued supervising over activities promoted by the Bank to reach the objectives set out in the Business Plan, aimed at achieving adequate statement of income and balance sheet results to be pursued via the implementation of the organisational interventions illustrated by the Board of Directors in the Report on operations. Supervision was exercised, in addition to the participation in Board of Directors and Executive Committee Meetings, also via i) periodic meetings with the Managing Director, ii) information gathering from the Heads of the main company functions, and iii) exchange of data and information with the Independent Auditors Reconta Ernst & Young S.p.A.;
- supervised over the functioning of the internal auditing and bookkeeping and accounting systems for the purpose of evaluating their adequacy *vis-à-vis* management requirements, as well as the reliability of the bookkeeping and accounting system for the representation of operating activities;
- verified the application of regulations regarding the preparation of the Parent Company's financial statements and the Group's consolidated financial statements and the Reports on operations, via direct verifications as well as through specific information obtained from the Independent Auditors.

Furthermore, in compliance with the aforementioned Consob Communication and subsequent amendments, we provide you with the following information:

1. The most significant transactions in financial, statement of income and balance sheet terms carried out by Banca Intesa or by its subsidiaries, have occurred according to the law and the Articles of Association. Based on the information we have gathered, we have verified that such transactions are not manifestly imprudent, hazardous or in any case such as to compromise the integrity of the company's shareholders' equity.
2. We did not find any uncharacteristic and/or unusual transactions, carried out with third parties, related parties or intergroup.
   In their Reports on operations in the Parent Company's financial statements and in the consolidated financial statements, as well in the Notes to the Parent Company's financial statements and the Notes to the consolidated financial statements, which accompany the financial statements, Directors indicate and illustrate the most significant transactions with third parties, related parties or intergroup by describing their characteristics and economic effects. Furthermore, we ascertained the existence of operating procedures, in force within the Group, capable of guaranteeing both that commercial transactions with the aforementioned parties are concluded at standard market conditions and that the Board of Directors are exhaustively informed of such operations.
3. We deem that the information on the transactions described in point 2 above, provided by the Directors in their Report on operations, is adequate.
4. The Report of the Independent Auditors Reconta Ernst & Young S.p.A., issued on 26th March 2004, on the Parent Company's financial statements and on the consolidated financial statements as at 31st December 2003 does not contain any exceptions or information paragraphs.
5. During Shareholders' Meetings of 16th April 2003 and of 13th January 2004, the Shareholders Carlo Fabris, on his own behalf, and Investimenti Sud Italia S.r.l., in the person of Gianfranco D'Atri, made oral statements qualifying them as per Art. 2408 of the Italian Civil Code. The Board of Statutory Auditors therefore provides the following information for the matters of its competence.
   In particular, in the Shareholders' Meeting of 16th April 2003 Shareholder Fabris asked the Board of Statutory Auditors if the financial statements of the Bank's subsidiaries are accompanied by the Reports of their respective Boards of Statutory Auditors. The Board of Statutory Auditors gives an affirmative answer

to this point and specifies that the financial statements of the subsidiaries Finreme Sim S.p.A. and BIL Servizi Finanziari S.p.A. (merged in Banca Intesa pursuant to the resolution of the Extraordinary Shareholders' Meeting of 17th December 2002, with legal effects as of 1st January 2003) were controlled by the Board of Statutory Auditors which did not identify any exceptions and indirectly and unitarily expressed its opinion on such financial statements in its Report to the Shareholders' Meeting of 16th April 2003. The Board of Directors received a suit as per Art. 2408 of the Italian Civil Code, dated 11th November 2003 and signed by Francesco Rimbotti, Shareholder of Banca Intesa S.p.A. with which he points out the existence of potential conflicts of interest capable of influencing the activities of the Board of Directors since certain of its members, including the Chairman of the Bank, "hold other posts and/or manage other banks".

As concerns this point the Board of Statutory Auditors observes that there are no causes "de iure condito" for ineligibility in and/or incompatibility with presence in the Board of Directors of the subjects identified by the suitor. As concerns the merit of the suit, the Board of Statutory Auditors observes further that the concrete cases in which conflicts of interest have arisen have always been addressed in the full respect of civil regulations regarding conflicts of interest as well as Art. 136 of Legislative Decree 385 of 1993 (Combined Banking Regulations).

To the Shareholder Fabris, on his own behalf, and Investimenti Sud Italia S.r.l. in the person of Gianfranco D'Atri, who in the Meeting of 13th January 2004 denounced a violation, in their opinion, of provisions contained in Ministerial Decree 437 of 5th November 1998 since the Bank's Board of Directors did not present a report on the point in the Agenda of the Shareholders' Meeting, namely the appointment of the Bank's Directors, the Board of Statutory Auditors points out that: i) the Agenda of the Meeting was in itself very detailed and capable of offering complete information to Shareholders; ii) the appointment of Directors is left to the free decision of the Shareholders' Meeting and as such it is not, and cannot be, addressed in a specific report by the Board of Directors, since it is not subject to proposal by the Board of Directors and is a mere call to make a resolution on the item contained in the agenda of the meeting. Again to the Shareholder Fabris, who in the Meeting of 13th January 2004 denounced further activities by the Board of Directors allegedly without powers from the precise date of expiry of its three-year mandate, until the entry into service of the new Board of Directors, the Board of Statutory Auditors confirms the response given by the Chairman of the Bank during the Shareholders' Meeting, and specifically that the Board of Directors appointed by the Shareholders' Meeting of 17th November 2000 could continue to carry out its activities as a "prorogation" (pursuant to Art. 2385 of the Italian Civil Code) until the appointment of the new Directors.

The Administrative bodies therefore operated in the Meetings of the Executive Committee of 2nd December 2003 and of the Board of Directors of 16th December 2003 in their full powers. Therefore, to Gianfranco D'Atri, who called on the Board of Statutory Auditors on the same issue, we specify that in the meeting of 16th December 2003 the Board of Directors resolved upon the sale of Bankhaus Löbbecke & Co. KG described in the Report on operations in the financial statements as at 31st December 2003. Lastly, as concerns the alleged procedural abuse denounced by Gianfranco D'Atri as concerns the refusal to accept his proposal to postpone the Shareholders' Meeting of 13th January 2004, the Board of Statutory Auditors observes that such request was not supported by the quorum provided for by the law (Art. 2374 of the Italian Civil Code) necessary to legitimate such request.

6. In 2003, the Board of Statutory Auditors received three accounts of facts concerning asserted anomalies in the relations between Officials and Banca Intesa. The investigations on this matter carried out by the Board of Statutory Auditors, also through the Internal Auditing department, except for a case for which the Bank adopted appropriate initiatives, did not find any omissions or material irregularities.
7. In 2003, Banca Intesa S.p.A. gave other mandates to Reconta Ernst & Young S.p.A., in addition to the statutory financial statement audit (pursuant to Articles 155 and 165 of Legislative Decree 58/1998) and the review of the Half-Year Report. The fees for these engagements are set out in the table below, excluding reimbursed expenses and VAT (in euro):

Type of engagement	Total compensation
Engagements assigned to the Independent Auditors	
by Institutional Bodies	180,000
Issue of comfort letters	89,300
Other auditing activities:	
– for agreed-upon procedures on Quarterly reports as at 31st March and 30th September	290,000
– for agreed-upon procedures on Löbbecke's doubtful loans	570,000
	1,129,300

8. Furthermore, the following mandates were given to entities of the Ernst & Young Network to the company in charge of the auditing (in euro):

Type of engagement	Total compensation
Verification on operations	
– in credit derivatives	340,000
– via SPVs	406,250
– via financial derivatives	200,000
Other tax and legal verifications	77,516
	1,023,766

9. In 2003, the Board of Statutory Auditors expressed its consent, as provided for by Art.136 of Legislative Decree 385/1993 (Combined Banking Regulations), on 43 transactions stipulated, directly or indirectly, by Bank officials with the Bank.
10. In 2003, the Board of Directors met 10 times, the Executive Committee met 11 times, the Board of Statutory Auditors met 34 times. Furthermore the Board of Statutory Auditors took part in all the Ordinary and Extraordinary Shareholders' Meetings, and in the Saving Shareholders' Meetings, Board of Directors' Meetings and Executive Committee Meetings.
11. We have no observations to make with regard to the respect of fair management principles, which seem,to be constantly observed.
12. In 2003, consistently with the Business Plan approved in 2002, the Bank's main organisational structures were completely defined; this initiative was combined with energetic efforts to contain costs. At the same time, a phase aimed at progressively refining operating processes and more efficiently using IT supports commenced. In the Board of Statutory Auditors' opinion the aforementioned organisational initiatives, though they have not yet reached all the objectives of the complex integration of all of the Bank's components have in any case enabled the management of operations according to the guidelines set out by Top management and under its control.
13. Also during 2003 the Board of Directors, as reported in its Report on operations to the financial statements as at 31st December 2003, promoted the adoption of best practices in the Bank's governance systems.
Furthermore initiatives continued aimed at improving and extending within the Bank the procedures for risk monitoring and management (credit risk, interest rate risk, market risk and operational risk).
Likewise the Internal Auditing department carried out agreed-upon control programmes directly over the Bank and, with guidance functions, also over the Group, promptly informing the Board of Statutory Auditors and Directors of the results of its verifications.
Even considering the organisational interventions currently under way, mentioned in paragraph 12 above, we deem that the internal auditing system is adequate for the dimensions and characteristics of the Bank and the Group. In particular, the numerous checks operating for the control and limitation of the intrinsic risks of the Bank's operations promptly notified Top management, at the various competence levels, and permitted timely reactions with respect to the critical situations identified with both sanctions and interventions aimed at removing the reasons for such malfunctions.
14. As described in the Directors' Report on Operations the interventions for the unification of the IT systems set out in the Business Plan were completed in 2003.
The Board of Statutory Auditors deems that the bookkeeping and accounting system is capable of ensuring a fair representation of operations.
15. We have no observations to formulate on the adequacy of information flows from the subsidiaries to the Parent Company aimed at ensuring the timely compliance to communication requirements provided for by the law.
16. During the periodic exchange of information between the Board of Statutory Auditors and the Independent Auditors, pursuant to Art. 150, par. 2 of Legislative Decree 58/1998, no relevant aspects to be brought to the attention of the Shareholders' Meeting emerged.
17. As concerns the rules regarding the "governance" of the Bank and its Group, please refer to the information on the Code of corporate governance contained in the Report on operations.
18. In conclusion, we point out that from our supervising activity no significant omissions, reprehensible facts or irregularities emerged, which must be mentioned to Shareholders.
19. Lastly, we express our positive opinion, as concerns the matters of our competence, on the approval of the 2003 financial statements and the Report on operations as presented by the Board of Directors and on the proposed dividend distribution.

Milano, 29th March 2004

The Board of Statutory Auditors

Banca Intesa Parent Company's financial statements as at 31st December 2003

Banca Intesa

PARENT COMPANY'S FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2003 COMPARED TO AS AT 31ST DECEMBER 2002

BALANCE SHEET

(in euro)

	Assets	31/12/2003	31/12/2002	Changes	
				amount	%
10.	Cash and deposits with central banks and post offices	640,634,792	863,577,470	(222,942,678)	(25.8)
20.	Treasury bills and similar bills eligible for refinancing with central banks	1,356,883,193	1,055,994,412	300,888,781	28.5
30.	Due from banks	33,522,095,100	33,891,020,220	(368,925,120)	(1.1)
	a) repayable on demand	*2,924,216,741*	*2,107,565,636*	*816,651,105*	*38.7*
	b) other	*30,597,878,359*	*31,783,454,584*	*(1,185,576,225)*	*(3.7)*
40.	Loans to customers	112,016,422,120	122,513,166,005	(10,496,743,885)	(8.6)
	including				
	– with public funds under administration	*41,777,743*	*28,540,561*	*13,237,182*	*46.4*
50.	Bonds and other debt securities	16,045,765,951	17,119,421,874	(1,073,655,923)	(6.3)
	a) public entities	*3,246,911,509*	*5,711,484,066*	*(2,464,572,557)*	*(43.2)*
	b) banks	*7,214,809,301*	*6,487,164,422*	*727,644,879*	*11.2*
	including				
	– own bonds	*755,536,653*	*1,364,680,811*	*(609,144,158)*	*(44.6)*
	c) financial institutions	*4,182,781,900*	*3,423,198,590*	*759,583,310*	*22.2*
	d) other issuers	*1,401,263,241*	*1,497,574,796*	*(96,311,555)*	*(6.4)*
60.	Shares, quotas and other forms of capital	1,104,411,783	1,775,119,387	(670,707,604)	(37.8)
70.	Equity investments	4,009,503,644	2,394,407,916	1,615,095,728	67.5
80.	Investments in Group companies	9,609,213,023	9,708,155,586	(98,942,563)	(1.0)
90.	Intangibles	68,471,182	79,949,990	(11,478,808)	(14.4)
	including				
	– start-up costs	*1,846,223*	*5,086,588*	*(3,240,365)*	*(63.7)*
	– goodwill	*33,816,583*	*35,384,476*	*(1,567,893)*	*(4.4)*
100.	Fixed assets	1,108,494,849	2,427,588,987	(1,319,094,138)	(54.3)
	including				
	– leased assets	–	*980,997,091*	*(980,997,091)*	
120.	Own shares or quotas (nominal value 165,991,669)	1,015,102,899	980,360,926	34,741,973	3.5
130.	Other assets	17,892,501,093	17,937,390,535	(44,889,442)	(0.3)
140.	Accrued income and prepaid expenses	1,698,713,235	3,318,232,394	(1,619,519,159)	(48.8)
	a) accrued income	*1,385,356,445*	*3,147,452,373*	*(1,762,095,928)*	*(56.0)*
	b) prepaid expenses	*313,356,790*	*170,780,021*	*142,576,769*	*83.5*
	including				
	– discounts on securities issued	*36,654,950*	*46,842,539*	*(10,187,589)*	*(21.7)*
	Total Assets	**200,088,212,864**	**214,064,385,702**	**(13,976,172,838)**	**(6.5)**

(in euro)

	Liabilities and Shareholders' Equity	31/12/2003	31/12/2002	Changes	
				amount	%
10.	Due to banks	25,754,906,126	38,161,449,360	(12,406,543,234)	(32.5)
	a) repayable on demand	*6,696,922,137*	*5,857,245,138*	*839,676,999*	*14.3*
	b) time deposits or with notice period	*19,057,983,989*	*32,304,204,222*	*(13,246,220,233)*	*(41.0)*
20.	Due to customers	76,922,491,137	79,609,591,181	(2,687,100,044)	(3.4)
	a) repayable on demand	*63,123,294,950*	*63,309,563,851*	*(186,268,901)*	*(0.3)*
	b) time deposits or with notice period	*13,799,196,187*	*16,300,027,330*	*(2,500,831,143)*	*(15.3)*
30.	Securities issued	49,086,819,399	47,086,742,032	2,000,077,367	4.2
	a) bonds	*43,155,273,167*	*39,502,912,757*	*3,652,360,410*	*9.2*
	b) certificates of deposit	*4,906,857,133*	*6,412,825,587*	*(1,505,968,454)*	*(23.5)*
	c) other	*1,024,689,099*	*1,171,003,688*	*(146,314,589)*	*(12.5)*
40.	Public funds under administration	42,459,824	39,641,253	2,818,571	7.1
50.	Other liabilities	17,717,284,469	16,690,950,510	1,026,333,959	6.1
60.	Accrued expenses and deferred income	2,362,867,142	3,946,844,782	(1,583,977,640)	(40.1)
	a) accrued expenses	*1,553,951,852*	*3,784,402,954*	*(2,230,451,102)*	*(58.9)*
	b) deferred income	*808,915,290*	*162,441,828*	*646,473,462*	
70.	Allowance for employee termination indemnities	891,626,366	985,246,765	(93,620,399)	(9.5)
80.	Allowances for risks and charges	2,196,555,927	2,416,020,308	(219,464,381)	(9.1)
	a) pensions and similar commitments	*102,884,975*	*100,644,533*	*2,240,442*	*2.2*
	b) taxation	*817,191,294*	*852,823,388*	*(35,632,094)*	*(4.2)*
	c) other	*1,276,479,658*	*1,462,552,387*	*(186,072,729)*	*(12.7)*
90.	Allowances for possible loan losses	-	-	-	
100.	Reserve for general banking risks	-	-	-	
110.	Subordinated and perpetual liabilities	10,368,344,035	11,307,819,432	(939,475,397)	(8.3)
120.	Share capital	3,561,062,849	3,561,062,849	-	-
130.	Share premium reserve	5,403,922,796	5,763,535,348	(359,612,552)	(6.2)
140.	Reserves	3,434,234,094	3,496,190,259	(61,956,165)	(1.8)
	a) legal reserve	*772,872,374*	*772,872,374*	-	-
	b) reserve for own shares	*1,015,102,899*	*980,360,926*	*34,741,973*	*3.5*
	c) statutory reserves	*61,169,236*	*154,537,188*	*(93,367,952)*	*(60.4)*
	d) other reserves	*1,585,089,585*	*1,588,419,771*	*(3,330,186)*	*(0.2)*
150.	Revaluation reserves	986,905,154	986,905,154	-	-
170.	Net income for the period	1,358,733,546	12,386,469	1,346,347,077	
	Total Liabilities and Shareholders' Equity	**200,088,212,864**	**214,064,385,702**	**(13,976,172,838)**	**(6.5)**

(in euro)

	Guarantees and Commitments	31/12/2003	31/12/2002	Changes	
				amount	%
10.	Guarantees given	21,300,041,271	23,285,152,981	(1,985,111,710)	(8.5)
	including				
	– acceptances	*268,494,284*	*376,948,863*	*(108,454,579)*	*(28.8)*
	– other guarantees	*21,031,546,987*	*22,908,204,118*	*(1,876,657,131)*	*(8.2)*
20.	Commitments	23,159,041,506	28,439,927,146	(5,280,885,640)	(18.6)
30.	Credit derivatives	34,693,845,563	36,536,927,736	(1,843,082,173)	(5.0)
	Total Guarantees and Commitments	79,152,928,340	88,262,007,863	(9,109,079,523)	(10.3)

BANCA INTESA
PARENT COMPANY'S FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2003
COMPARED TO AS AT 31ST DECEMBER 2002

STATEMENT OF INCOME

(in euro)

		31/12/2003	31/12/2002	Changes	
				amount	%
10.	Interest income and similar revenues	7,056,376,142	8,793,983,295	(1,737,607,153)	(19.8)
	including from				
	– loans to customers	*5,245,020,261*	*6,331,714,236*	*(1,086,693,975)*	*(17.2)*
	– debt securities	*701,876,947*	*952,353,921*	*(250,476,974)*	*(26.3)*
20.	Interest expense and similar charges	(4,027,684,344)	(5,476,932,877)	(1,449,248,533)	(26.5)
	including on				
	– deposits from customers	*(942,825,840)*	*(1,391,525,329)*	*(448,699,489)*	*(32.2)*
	– securities issued	*(2,010,723,083)*	*(2,222,508,183)*	*(211,785,100)*	*(9.5)*
30.	Dividends and other revenues	813,688,417	1,271,182,981	(457,494,564)	(36.0)
	a) from shares, quotas and other forms of capital	*216,442,276*	*518,409,017*	*(301,966,741)*	*(58.2)*
	b) from equity investments	*67,324,080*	*106,482,847*	*(39,158,767)*	*(36.8)*
	c) from investments in Group companies	*529,922,061*	*646,291,117*	*(116,369,056)*	*(18.0)*
40.	Commission income	2,282,028,348	2,202,650,939	79,377,409	3.6
50.	Commission expense	(309,147,502)	(315,863,678)	(6,716,176)	(2.1)
60.	Profits (Losses) on financial transactions	321,708,202	(80,935,302)	402,643,504	
65.	Gross returns (losses) on investment of the allowances for pensions and similar commitments	1,930,673	2,052,651	(121,978)	(5.9)
70.	Other operating income	378,883,954	700,407,572	(321,523,618)	(45.9)
80.	Administrative costs	(3,823,756,235)	(3,946,866,161)	(123,109,926)	(3.1)
	a) payroll	*(2,156,478,758)*	*(2,172,858,702)*	*(16,379,944)*	*(0.8)*
	including				
	– wages and salaries	*(1,486,281,815)*	*(1,511,667,891)*	*(25,386,076)*	*(1.7)*
	– social security charges	*(418,645,890)*	*(402,996,052)*	*15,649,838*	*3.9*
	– termination indemnities	*(115,281,592)*	*(122,121,343)*	*(6,839,751)*	*(5.6)*
	– pensions and similar commitments	*(77,437,089)*	*(73,838,878)*	*3,598,211*	*4.9*
	b) other	*(1,667,277,477)*	*(1,774,007,459)*	*(106,729,982)*	*(6.0)*
85.	Allocation of net returns on investment of the allowances for pensions and similar commitments	(1,930,673)	(2,052,651)	(121,978)	(5.9)
90.	Adjustments to fixed assets and intangibles	(138,147,924)	(403,067,698)	(264,919,774)	(65.7)
100.	Provisions for risks and charges	(63,652,367)	(124,239,622)	(60,587,255)	(48.8)
110.	Other operating expenses	(58,482,205)	(24,719,539)	33,762,666	
120.	Adjustments to loans and provisions for guarantees and commitments	(1,141,854,970)	(1,788,360,334)	(646,505,364)	(36.2)
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	379,424,802	388,062,883	(8,638,081)	(2.2)
140.	Provisions for possible loan losses	-	-	-	
150.	Adjustments to financial fixed assets	(318,868,561)	(1,231,110,177)	(912,241,616)	(74.1)
160.	Write-back of financial fixed assets	61,278,602	21,505,181	39,773,421	
170.	**Income (Loss) from operating activities**	**1,411,794,359**	**(14,302,537)**	**1,426,096,896**	
180.	Extraordinary income	1,201,550,427	973,727,236	227,823,191	23.4
190.	Extraordinary charges	(778,611,240)	(1,088,038,230)	(309,426,990)	(28.4)
200.	**Extraordinary income (loss), net**	**422,939,187**	**(114,310,994)**	**537,250,181**	
210.	Change in the reserve for general banking risks	-	-	-	
220.	Income taxes	(476,000,000)	141,000,000	(617,000,000)	
230.	**Net income for the period**	**1,358,733,546**	**12,386,469**	**1,346,347,077**	

File No. 82-35020

File No. 82-35020

Banca Intesa
Parent Company's financial statements as at 31st December 2003 compared to as at 31st December 2002 - pro forma

BANCA INTESA
PARENT COMPANY'S FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2003 COMPARED TO AS AT 31ST DECEMBER 2002 – PRO FORMA

BALANCE SHEET

(in euro)

	Assets	31/12/2003	31/12/2002 [*] pro forma	Changes amount	Changes %
10.	Cash and deposits with central banks and post offices	640,634,792	863,577,470	(222,942,678)	(25.8)
20.	Treasury bills and similar bills eligible for refinancing with central banks	1,356,883,193	1,055,994,412	300,888,781	28.5
30.	Due from banks	33,522,095,100	33,891,020,220	(368,925,120)	(1.1)
	a) repayable on demand	*2,924,216,741*	*2,107,565,636*	*816,651,105*	*38.7*
	b) other	*30,597,878,359*	*31,783,454,584*	*(1,185,576,225)*	*(3.7)*
40.	Loans to customers	112,016,422,120	122,513,166,005	(10,496,743,885)	(8.6)
	including				
	– with public funds under administration	*41,777,743*	*28,540,561*	*13,237,182*	*46.4*
50.	Bonds and other debt securities	16,045,765,951	17,119,421,874	(1,073,655,923)	(6.3)
	a) public entities	*3,246,911,509*	*5,711,484,066*	*(2,464,572,557)*	*(43.2)*
	b) banks	*7,214,809,301*	*6,487,164,422*	*727,644,879*	*11.2*
	including				
	– own bonds	*755,536,653*	*1,364,680,811*	*(609,144,158)*	*(44.6)*
	c) financial institutions	*4,182,781,900*	*3,423,198,590*	*759,583,310*	*22.2*
	d) other issuers	*1,401,263,241*	*1,497,574,796*	*(96,311,555)*	*(6.4)*
60.	Shares, quotas and other forms of capital	1,104,411,783	1,775,119,387	(670,707,604)	(37.8)
70.	Equity investments	4,009,503,644	2,394,407,916	1,615,095,728	67.5
80.	Investments in Group companies	9,609,213,023	9,708,155,586	(98,942,563)	(1.0)
90.	Intangibles	68,471,182	79,949,990	(11,478,808)	(14.4)
	including				
	– start-up costs	*1,846,223*	*5,086,588*	*(3,240,365)*	*(63.7)*
	– goodwill	*33,816,583*	*35,384,476*	*(1,567,893)*	*(4.4)*
100.	Fixed assets	1,108,494,849	2,427,588,987	(1,319,094,138)	(54.3)
	including				
	– leased assets	–	*980,997,091*	*(980,997,091)*	
120.	Own shares or quotas (nominal value 165,991,669)	1,015,102,899	980,360,926	34,741,973	3.5
130.	Other assets	17,892,501,093	17,705,402,817	187,098,276	1.1
140.	Accrued income and prepaid expenses	1,698,713,235	3,318,232,394	(1,619,519,159)	(48.8)
	a) accrued income	*1,385,356,445*	*3,147,452,373*	*(1,762,095,928)*	*(56.0)*
	b) prepaid expenses	*313,356,790*	*170,780,021*	*142,576,769*	*83.5*
	including				
	– discounts on securities issued	*36,654,950*	*46,842,539*	*(10,187,589)*	*(21.7)*
	Total Assets	200,088,212,864	213,832,397,984	(13,744,185,120)	(6.4)

[*] Figures restated on a consistent basis.

(in euro)

	Liabilities and Shareholders' Equity	31/12/2003	31/12/2002 (*) pro forma	Changes	
				amount	%
10.	Due to banks	25,754,906,126	38,161,449,360	(12,406,543,234)	(32.5)
	a) repayable on demand	*6,696,922,137*	*5,857,245,138*	*839,676,999*	*14.3*
	b) time deposits or with notice period	*19,057,983,989*	*32,304,204,222*	*(13,246,220,233)*	*(41.0)*
20.	Due to customers	76,922,491,137	79,609,591,181	(2,687,100,044)	(3.4)
	a) repayable on demand	*63,123,294,950*	*63,309,563,851*	*(186,268,901)*	*(0.3)*
	b) time deposits or with notice period	*13,799,196,187*	*16,300,027,330*	*(2,500,831,143)*	*(15.3)*
30.	Securities issued	49,086,819,399	47,086,742,032	2,000,077,367	4.2
	a) bonds	*43,155,273,167*	*39,502,912,757*	*3,652,360,410*	*9.2*
	b) certificates of deposit	*4,906,857,133*	*6,412,825,587*	*(1,505,968,454)*	*(23.5)*
	c) other	*1,024,689,099*	*1,171,003,688*	*(146,314,589)*	*(12.5)*
40.	Public funds under administration	42,459,824	39,641,253	2,818,571	7.1
50.	Other liabilities	17,717,284,469	16,690,950,510	1,026,333,959	6.1
60.	Accrued expenses and deferred income	2,362,867,142	3,946,844,782	(1,583,977,640)	(40.1)
	a) accrued expenses	*1,553,951,852*	*3,784,402,954*	*(2,230,451,102)*	*(58.9)*
	b) deferred income	*808,915,290*	*162,441,828*	*646,473,462*	
70.	Allowance for employee termination indemnities	891,626,366	985,246,765	(93,620,399)	(9.5)
80.	Allowances for risks and charges	2,196,555,927	2,184,032,590	12,523,337	0.6
	a) pensions and similar commitments	*102,884,975*	*100,644,533*	*2,240,442*	*2.2*
	b) taxation	*817,191,294*	*620,835,670*	*196,355,624*	*31.6*
	c) other	*1,276,479,658*	*1,462,552,387*	*(186,072,729)*	*(12.7)*
90.	Allowances for possible loan losses	–	–	–	
100.	Reserve for general banking risks	–	–	–	
110.	Subordinated and perpetual liabilities	10,368,344,035	11,307,819,432	(939,475,397)	(8.3)
120.	Share capital	3,561,062,849	3,561,062,849	–	–
130.	Share premium reserve	5,403,922,796	5,763,535,348	(359,612,552)	(6.2)
140.	Reserves	3,434,234,094	3,496,190,259	(61,956,165)	(1.8)
	a) legal reserve	*772,872,374*	*772,872,374*	–	
	b) reserve for own shares	*1,015,102,899*	*980,360,926*	*34,741,973*	*3.5*
	c) statutory reserves	*61,169,236*	*154,537,188*	*(93,367,952)*	*(60.4)*
	d) other reserves	*1,585,089,585*	*1,588,419,771*	*(3,330,186)*	*(0.2)*
150.	Revaluation reserves	986,905,154	986,905,154	–	
170.	Net income for the period	1,358,733,546	12,386,469	1,346,347,077	
	Total Liabilities and Shareholders' Equity	200,088,212,864	213,832,397,984	(13,744,185,120)	(6.4)

(*) Figures restated on a consistent basis.

(in euro)

	Guarantees and Commitments	31/12/2003	31/12/2002 pro forma	Changes	
				amount	%
10.	Guarantees given	21,300,041,271	23,285,152,981	(1,985,111,710)	(8.5)
	including				
	- acceptances	*268,494,284*	*376,948,863*	*(108,454,579)*	*(28.8)*
	- other guarantees	*21,031,546,987*	*22,908,204,118*	*(1,876,657,131)*	*(8.2)*
20.	Commitments	23,159,041,506	28,439,927,146	(5,280,885,640)	(18.6)
30.	Credit derivatives	34,693,845,563	36,536,927,736	(1,843,082,173)	(5.0)
	Total Guarantees and Commitments	79,152,928,340	88,262,007,863	(9,109,079,523)	(10.3)

[1] Figures restated on a consistent basis.

BANCA INTESA
PARENT COMPANY'S FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2003 COMPARED TO AS AT 31ST DECEMBER 2002 – PRO FORMA

STATEMENT OF INCOME

(in euro)

		31/12/2003	31/12/2002 pro forma[(*)]	Changes amount	Changes %
10.	Interest income and similar revenues	7,056,376,142	8,781,990,795	(1,725,614,653)	(19.6)
	including from				
	– loans to customers	*5,245,020,261*	*6,331,714,236*	*(1,086,693,975)*	*(17.2)*
	– debt securities	*701,876,947*	*952,353,921*	*(250,476,974)*	*(26.3)*
20.	Interest expense and similar charges	(4,027,684,344)	(5,476,932,877)	(1,449,248,533)	(26.5)
	including on				
	– deposits from customers	*(942,825,840)*	*(1,391,525,329)*	*(448,699,489)*	*(32.2)*
	– securities issued	*(2,010,723,083)*	*(2,222,508,183)*	*(211,785,100)*	*(9.5)*
30.	Dividends and other revenues	813,688,417	1,051,187,763	(237,499,346)	(22.6)
	a) from shares, quotas and other forms of capital	*216,442,276*	*518,409,017*	*(301,966,741)*	*(58.2)*
	b) from equity investments	*67,324,080*	*106,482,847*	*(39,158,767)*	*(36.8)*
	c) from investments in Group companies	*529,922,061*	*426,295,899*	*103,626,162*	*24.3*
40.	Commission income	2,282,028,348	2,202,650,939	79,377,409	3.6
50.	Commission expense	(309,147,502)	(315,863,678)	(6,716,176)	(2.1)
60.	Profits (Losses) on financial transactions	321,708,202	(80,935,302)	402,643,504	
65.	Gross returns (losses) on investment of the allowances for pensions and similar commitments	1,930,673	2,052,651	(121,978)	(5.9)
70.	Other operating income	378,883,954	700,407,572	(321,523,618)	(45.9)
80.	Administrative costs	(3,823,756,235)	(3,946,866,161)	(123,109,926)	(3.1)
	a) payroll	*(2,156,478,758)*	*(2,172,858,702)*	*(16,379,944)*	*(0.8)*
	including				
	– wages and salaries	*(1,486,281,815)*	*(1,511,667,891)*	*(25,386,076)*	*(1.7)*
	– social security charges	*(418,645,890)*	*(402,996,052)*	*15,649,838*	*3.9*
	– termination indemnities	*(115,281,592)*	*(122,121,343)*	*(6,839,751)*	*(5.6)*
	– pensions and similar commitments	*(77,437,089)*	*(73,838,878)*	*3,598,211*	*4.9*
	b) other	*(1,667,277,477)*	*(1,774,007,459)*	*(106,729,982)*	*(6.0)*
85.	Allocation of net returns on investment of the allowances for pensions and similar commitments	(1,930,673)	(2,052,651)	(121,978)	(5.9)
90.	Adjustments to fixed assets and intangibles	(138,147,924)	(403,067,698)	(264,919,774)	(65.7)
100.	Provisions for risks and charges	(63,652,367)	(124,239,622)	(60,587,255)	(48.8)
110.	Other operating expenses	(58,482,205)	(24,719,539)	33,762,666	
120.	Adjustments to loans and provisions for guarantees and commitments	(1,141,854,970)	(1,788,360,334)	(646,505,364)	(36.2)
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	379,424,802	388,062,883	(8,638,081)	(2.2)
140.	Provisions for possible loan losses	–	–	–	
150.	Adjustments to financial fixed assets	(318,868,561)	(1,231,110,177)	(912,241,616)	(74.1)
160.	Write-back of financial fixed assets	61,278,602	21,505,181	39,773,421	
170.	Income (Loss) from operating activities	1,411,794,359	(246,290,255)	1,658,084,614	
180.	Extraordinary income	1,201,550,427	973,727,236	227,823,191	23.4
190.	Extraordinary charges	(778,611,240)	(1,088,038,230)	(309,426,990)	(28.4)
200.	Extraordinary income (loss), net	422,939,187	(114,310,994)	537,250,181	
210.	Change in the reserve for general banking risks	–	–	–	
220.	Income taxes	(476,000,000)	372,987,718	(848,987,718)	
230.	Net income for the period	1,358,733,546	12,386,469	1,346,347,077	

[(*)] Figures restated on a consistent basis.

File No. 82-35020

Notes to the Parent Company's financial statements

Introduction

PARENT COMPANY'S FINANCIAL STATEMENTS

2003 financial statements have been prepared according to provisions contained in Legislative Decree 87 of 27th January 1992 and in the instructions of the Governor of the Bank of Italy of 30th July 2002.

Financial statements are made up of the balance sheet, the statement of income and the notes to the Parent Company's financial statements, and the report on operations has also been included. The Notes to the Parent Company's financial statements contain all information required by current regulations, by the Bank of Italy and by the Italian Securities Exchange Commission, in addition to other information which is not compulsory but is nonetheless deemed to be necessary in order to give a true and fair representation of the Bank's situation.

The amounts indicated in the Parent Company's financial statements are expressed in euro, while figures in the Notes to the Parent Company's financial statements are expressed in millions of euro, unless otherwise specified.

In the preparation of Banca Intesa's 2003 financial statements, the accounting principles used in the previous year have been applied; the sole exceptions are the accounting treatment of the sale of the equity investment in Carinord 2, as provided for by art. 2, par . 5 of Legislative Decree 87/92, and the new tax regime of dividends.

Sale of Carinord 2

As concerns the sale of Carinord 2, on 16th July 2003, Banca Intesa stipulated two contracts with Banca Carige and Cassa di Risparmio di Firenze for the sale of, respectively, 35,047,509 and 52,571,264 shares of Carinord 2, representing 100% of the latter's share capital. The total consideration for the shares sold, which start to accrue rights as of 1st January 2003, equalled 115 million euro. The execution of the sales was conditional upon the necessary authorisations by the competent bodies. The agreements set out the execution of the contract on the thirtieth calendar working day subsequent to the receipt of the authorisations. The authorisations arrived before the end of December 2003 (the last on 22nd December) and the parties, derogating the term set out for the execution of the contract, agreed to execute the sales on 16th January 2004.
The income from the operation was recorded since all the preconditions to do this recurred. Since the authorisations had arrived before the close of the 2003 financial statements, the disposal of the equity investments could be deemed to be certain and therefore the equity investments at year-end could no longer be deemed to be permanent. This aspect required that the valuation using the cost criterion set out for fixed assets be abandoned in order to record the value of the asset consistently with its new destination. Therefore, as provided for by Art. 2, par. 5 of Legislative Decree 87/92, which sets forth the derogation of provisions regarding valuation criteria if these are incompatible with the true and fair representation of company operations, the commitment to sell was recorded in "Other assets". The subsequent valuation of the sale contracts led to record in the 2003 financial statements a 31 million euro capital gain in Extraordinary income. If Banca Intesa had not applied this derogation, consolidated net income and shareholders' equity as at 31st December 2003 would each have been 31 million euro lower. The capital gain was definitively recorded in shareholders' equity, following the settlement of the operation which occurred in January 2004.

New tax regime of dividends

As concerns the new tax regime of dividends, Legislative Decree 344 of 12th December 2003 introduced important changes with respect to previous regulations. The new provisions are applied to dividends collected as of 1st January 2004. Moreover, Art. 40 of Law Decree 269/03, converted with amendments by Law 326/2003, contains a specific transitional provision that, in the period of transition from the pre-existent to the new tax regime of dividends, limits the application of tax credits relative to income distributed by companies and institutions. In short, such provisions introduce certain restrictions in the discipline of tax credit as regards the distribution of interim dividends and the distribution of profits carried forward or allocated to reserves resolved upon after 30th September 2003.
Until December 2003, profits generated by Italian companies and institutions were subject to both taxation on the company at the time of generation of such profits and taxation on the shareholder at the time of their distribution (so-called "imputation system"). Double taxation was avoided by recognising a tax credit to be applied first to increase the profit attributed to the shareholder and then to decrease the taxes to be paid by the latter. Instead foreign dividends concurred entirely to the formation of the overall income of the person collecting the dividends, save for certain incentives provided for by Art. 96 (concerning income distributed by associated companies) and 96-bis (in application of the "parent-subsidiary directive") of the Testo Unico delle Imposte sui Redditi (Income Tax Code) in force before the changes in question.
For dividends (both Italian and foreign) received by limited liability and joint stock companies resident in Italy, the tax reform sets forth the passage from the aforementioned "imputation regime" to the so-called "partial de-taxation regime", based on which profits are fully taxed only at the company producing them and are instead partly exempted for the shareholder receiving them. Consequently the tax credit mechanism on dividends has been eliminated and provisions set forth that dividends concur to the formation of income for only 5% of their amount (except specific cases of total exclusion from the formation of income as, for example, in presence of the option for the "national consolidated taxation" or for "world consolidated taxation").

Consequently, starting with the financial statements as at 31st December 2003 dividends recorded as accruals no longer consider the tax credit and, for the purpose of enabling a consistent comparison, figures relative to 2002 have been restated.
The abolition of the tax credit mechanism led to the following decreases in the captions of the 2002 statement of income: interest income (12 million euro), dividends (220 million euro) and taxes for the period (232 million euro).

Pro forma figures

Following the changes in the tax regime of dividends it was decided to restate certain figures as at 31st December 2002 for the purpose of enabling a consistent comparison.

LEGAL ENTITY TRANSACTIONS

In 2003 Intesa Formazione S.c.p.a. was merged in Banca Intesa as part of the reorganisation plan that entails that the strategic activities of training and professional requalification are concentrated in Banca Intesa. The merger, approved by the Shareholders' Meeting of 16th April 2003, occurred via the annulment, without substitution, of the entire share capital of the merged company held by the Parent Company.

Lastly, with accounting effect as of 1st January 2003 the companies Finreme SIM and BIL Servizi Finanziari were merged in Banca Intesa. Finreme performed essentially trading and placement of bank bonds and certificates of deposit, while BIL Servizi Finanziari was no longer operational. Since Banca Intesa held 100% of such companies, the merger did not lead to any exchange of shares but solely to their annulment.

Again with effects as of 1st January 2003 a portfolio of former-BCI leasing contracts was sold to Intesa Leasing. The transaction, which occurred at book value, led to the sale of a net equity of 27 million euro, as the result of assets of 1,898 million euro (including 1,884 million euro of leased assets) and liabilities of 1,871 million euro (mostly due to banks and allowances for depreciation of 845 million euro).

Furthermore, as already described in the report, in 2003 a real estate spin-off was structured to valorise a portfolio of assets which were mostly liberated following the space optimisation measures: Banca Intesa contributed to Intesa Real Estate, newly-established company, 366 real estate properties with a total book value of 275 million euro, with a gross capital gain of 244 million euro.

As part of the concentration of bancassurance activities of Gruppo Generali and Gruppo Intesa – which has already been described in the Introduction to the Report – Banca Intesa contributed the equity investment in IntesaVita-former Carivita (100%) and Assiba (50%) to Timavo Vita. Alleanza Assicurazioni conferred to the same company the insurance policies of the former Ambroveneto, whereas Assicurazioni Generali conferred its stake in Assiba (50%). Timavo Vita was then renamed Intesa Vita. The values of the contributions, determined using embedded value, respectively 683 million euro for the equity investments contributed by Banca Intesa, 209 million euro for the equity investment contributed by Assicurazioni Generali and 275 million euro for the bancassurance business contributed by Alleanza Assicurazioni, were confirmed by the fairness opinion prepared by independent experts. The documentation pursuant to art. 2343 of the Italian Civil Code was released by the independent auditors Deloitte & Touche.
The transaction came into legal and tax effects as of 1st January 2003. The share capital of the new Intesa Vita – made up of ordinary and privileged shares – is equally held by Banca Intesa and Alleanza Assicurazioni, which has the majority of voting rights in the Ordinary Shareholders' Meeting.
The transaction led to the registration of a gross capital gain of 365 million euro.

Lastly, it must be noted that following the new mission assigned to Intesa Sistemi e Servizi (ISS), namely the management of information & communication technology, the following activities previously performed by ISS were reallocated to Banca Intesa: real estate management, non-IT procurement, insurance, back office, general services, accountancy of suppliers and the help desk of branches. The sale of the business branch, with which ISS ha transferred to Banca Intesa activities and the over 1,700 employees dedicated to such activities, was perfected with legal effects vis-à-vis third parties starting from 1st January 2003. The transfer referred to a net equity of 0.4 million euro, as imbalance between 65.2 million euro of assets and 64.8 million euro of liabilities.

OTHER INFORMATION

The integral copies of the last annual reports with the reports on operations of subsidiary and companies subject to significant influence as at 31st December 2003, and that the respective Boards of Directors will submit to the Shareholders' Meetings within 14th April 2004 will be deposited at Banca Intesa's registered office. The pertinent reports of the Boards of Statutory Auditors and, if the company is subject to independent audit, the Independent Auditors' reports will be deposited. The annual reports of the previous year of these companies will also be deposited.

Information on operations and results for 2003 of the most important subsidiaries are contained in the Report which accompanies the consolidated financial statements.

Reconta Ernst & Young audited Banca Intesa's financial statements as at 31st December 2003, in execution of the resolution of the Shareholders' Meeting of 16th April 2003, which appointed it independent auditor for the 2003-2005 three-year period.

Lastly, it must be noted that Banca Intesa prepared and published in the terms and according to the means set out by Consob, Consolidated report as at 30th June 2003, (which was subject to a limited review by Reconta Ernst & Young), Consolidated reports as at 31st March 2003 and as at 30th September 2003.

Part A - Valuation criteria

Accounting policies adopted comply with the Italian law, interpreted and integrated by the accounting principles established by the National Council of Dottori Commercialisti e Ragionieri (the Italian Accounting Profession). With reference to the exercise of the derogation provided for by Art. 2, par. 5 of Legislative Decree 87/92, please refer to the introduction of the Notes to the Parent Company's financial statements.

SECTION 1 – ILLUSTRATION OF VALUATION CRITERIA

1. Loans, guarantees and commitments

1.1 Due from banks

Amounts due from banks are generally stated at nominal value, including the interest due at the balance sheet date.

Amounts due from certain banks are written down with reference to their solvency conditions; other amounts due from banks resident in Countries which may have difficulties in servicing external debt have been written down by lump-sum adjustments, also considering the general indications of the banking industry.

The original value of amounts due from banks is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

1.2 Loans to customers

Loans are recorded among "Loans to customers" to the extent that they have been paid out under the terms of the related contracts

Loans are stated at their estimated realisable value, which is determined by deducting expected losses at period-end from the principal outstanding. Expected losses are determined as follows, considering the solvency of customers and any guarantees available:

- a detailed review is made of doubtful loans and other non-performing accounts; this may be integrated by lump-sum adjustments related to the positions of lower risk and size;
- yields and the basis and timing of repayments are considered with regard to consolidated or restructured loans;
- an overall estimate is made in relation to performing loans to customers located in Countries at risk, also considering the general indications of the banking industry.

Other loans are written down using lump-sum adjustments to reflect intrinsic risks, applying a percentage according to past experience.

The original value of amounts due from customers is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

1.3 Guarantees and commitments

Guarantees are recorded at the total value of the commitment.

Commitments to place funds with banking counterparties and make loans to customers are stated at the value of the amounts still to be paid over.

The credit risks associated with guarantees and commitments and with credit derivatives recorded in the banking book are covered by "Allowances for risks and charges – other allowances".

2. Securities and off-balance sheet transactions (excluding foreign currency transactions)

The securities portfolio is divided into Investment portfolio and Trading portfolio.

Securities registered in the investment portfolio reflect precise predefined strategic decisions taken by the Executive Committee or equivalent body. Such securities may be sold before maturity provided a change in management strategy occurs, or if market conditions evolve so to undermine reasons which had brought about the inclusion of such securities in the investment portfolio.

Both securities held for trading and those purchased for liquidity purposes are recorded in the trading portfolio or inserted in structured portfolios.

2.1 Investment portfolio

Securities classified as financial fixed assets are recorded and valued at purchase cost or, if transferred from the trading portfolio, at the value resulting from the application of the relevant valuation criteria, at the term of the transfer.
Investment securities are written down if a permanent loss of value has occurred in relation to the solvency of the issuer and of the borrowers' resident Countries.
Their original value is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.
Issue discounts are registered among interest income on an accruals basis, as an increase in the book value of the relevant securities. The difference between purchase cost, including accrued issue discounts, and the higher or lower principal repayment of investment securities is recorded in interest income on an accruals basis.

2.2 Trading portfolio

Securities in the trading portfolio have been accounted for based on their continuous weighted average.
The valuation is carried out as follows:

- Italian and foreign securities traded on regulated markets: average market price for the last month of the period;
- treasury shares, though listed, at the lower between purchase cost of the exchange and market value, considering the peculiarities of this type of asset, for which any real trading activity is excluded;
- unlisted securities: at the lower between cost or market value; the latter is calculated considering estimated realisable value which – in the case of fixed-income securities – is determined by discounting future financial flows using the market interest rate, obtained on listed securities with similar characteristics or on information system based markets normally used internationally. In particular, for subordinated securities originated from loan securitisations, estimated realisable value is calculated considering the forecasted recoveries on the loan portfolio sold. The solvency of the issuer and the resident Country's difficulty in servicing debt is also considered;
- for quotas of undertakings in collective investments in tradable securities (UCITS):
  - period-end market value, in presence of quotations expressed by regulated markets, or obtained from communications to the market of management companies published by specialised channels;
  - at the lower between cost or market value, if those parameters are not available. Market value, in these cases, is represented by estimated realisable value, determined according to the procedure indicated above for securities other than quotas.

Value of written down unlisted securities is written up in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

Repurchase agreements are treated as deposit-taking or lending transactions.
In particular:

- spot sales with a commitment to repurchase are recorded as deposits and stated at the spot amount received;
- spot purchases with a commitment to resell are recorded as loans and stated at the spot amount advanced.

In repurchase agreements on fixed-income securities, the difference between the spot and forward tel quel prices represents interest expense on deposits and interest income from loans and is recognised on an accruals basis.

Book value of zero-coupon securities includes accrued interest.

Transactions in securities and similar instruments are recorded with reference to their settlement dates.

2.3 Off-balance-sheet transactions (excluding foreign currency transactions)

Securities to be delivered or received in relation to unsettled contracts at balance sheet date are considered as a part of the trading portfolio and are valued as described above, considering the price contained in the contract.

Off-balance sheet transactions which refer to derivative contracts – financial and credit derivatives – are valued as follows:

- derivatives used to hedge assets and liabilities (both on- and off-balance sheet) have been valued on a consistent basis with assets and liabilities hedged;
- derivative contracts held for trading are stated at market value;
- derivative contracts which are part of "structured financial portfolios", which also include assets made up of debt securities and/or shares, are valued consistently with the relevant asset;
- credit derivative contracts recorded in the banking book (hedging) are valued consistently with the criteria indicated in guarantees and commitments.

Market value for derivative contracts has been calculated on the basis of the official end-of-period quotation for derivatives traded in regulated markets and according to estimated replacement costs for derivatives which – though unlisted – can be considered similar to listed derivatives since they use (as parameters) prices, quotations or indices that may be obtained from international information systems and can in any case be calculated objectively.

Differentials on hedges on interest-bearing assets or liabilities are recognised on the basis used to record the interest itself, in the case of specific hedges, or over the life of the contract (in the case of general hedges). Differentials on hedges on non-interest-bearing assets or liabilities are recorded in the statement of income at the time of settlement.
Differentials on multi-flow derivative contracts held for trading are registered in the statement of income over the life of the contracts, while differentials on single-flow derivatives are registered at the time of settlement.

Evaluation results of off-balance sheet transactions are accounted for in the balance sheet in "Other assets" and "Other liabilities" without offsetting.

Dealing on the market in certain types of derivatives has been centralised at specific business units. These units also manage, within their books, positions taken to meet hedging requirements of other Bank units which are not authorised to operate on the market. The needs of the latter are satisfied via internal deals traded at market prices. Interunit and intercompany deals are accounted for as follows:

- internal deals included in the portfolios held by specialised business units are valued at market prices similarly to other trading contracts held by such companies and units;
- internal deals held by units which are not authorised to operate directly on the market are accounted consistently with assets and liabilities hedged and are therefore carried at cost, since they are used exclusively as hedges of assets and liabilities carried at cost.

Differentials or margins accrued in the period relative to internal deals are accounted for as interest income and expense i) using a time frame consistent with accrual of interest on assets and liabilities hedged if they refer to a specific hedge contract, or ii) determined according to the maturity of the contract if they refer to a generic hedge contract.

3. Equity investments

Equity investments are stated at cost on a LIFO basis using annual layers, as they are financial fixed assets.

In this regard, the book value of investments held as at 31st December 1992 (which includes any revaluations carried out according to specific regulations) is deemed to represent their cost at that date, as permitted by Art. 8.4 of Legislative Decree 87/92.
Book value is written down to reflect any impairment in the value of equity investments.

For equity investments in companies listed in regulated markets the write-down is also determined based on the arithmetical average of stock price over the last semester. However, the original value may be written back in subsequent periods, to the extent that the reasons for any write- downs cease to apply.

The difference between book value of certain significant equity investments and the lower value corresponding to the portion of shareholders' equity in the last financial statements of the subsidiary represents the portion of cost sustained as goodwill which it is deemed may be gradually absorbed by future profitability or the higher values of the assets of the company.

The acquisitions of equity investments for which there is a commitment to sell or purchase at a later date are accounted for as repurchase agreements.

Dividends of subsidiaries are accounted for in the same period in which the income has been produced; other dividends are recorded in the period they are declared which, usually, corresponds to the time of collection.

4. Assets and liabilities in foreign currencies (including off-balance sheet transactions)

Assets and liabilities denominated in foreign currencies are translated into euro using end-of-period spot exchange rates.

Off-balance sheet transactions in foreign currencies, including derivatives, are valued as follows:

- for transactions related to unsettled spot contracts, market prices have been calculated using spot exchange rates at the end of period;
- for transactions related to forward contracts, market prices have been obtained using end-of-period forward rates for maturities corresponding to those of the relative contracts;
- for hedge transactions, market prices have been calculated on a consistent basis and take into account the terms and conditions contained in the relative contracts.

The results of the valuations are recorded in the caption "Profits (Losses) on financial transactions" in the statement of income, while in the balance sheet they are accounted for as "Other assets/liabilities".

Differentials between the spot and forward rates of hedge transactions are recognised in the statement of income on an accrual basis, to match the recognition of interest on the underlying assets or liabilities.

Foreign currency transactions are recorded with reference to the time of settlement.

5. Fixed assets

Real estate is recorded at purchase cost, including related charges, as well as renovation expenses and any extraordinary repairs, which have determined an increase in its value. The value of certain real estate properties has also been restated as a result of applying revaluation laws and following the allocation of merger deficit.

Furniture, fittings, machines and equipment are recorded at purchase cost, including related expenses and any improvement expenditure incurred.

The book value of tangible fixed assets is stated net of accumulated depreciation. These assets are automatically depreciated on a straight-line basis using rates which reflect their useful lives.

In particular:

- newly-acquired assets are depreciated from the accounting period in which they enter service;
- assets entering service during the period are depreciated at half the standard rate since it is assumed that, on average, their use began half way through the year.

Value of fixed assets is adjusted when losses deemed to be permanent occur.

Maintenance expenditure that does not increase the value of assets is expensed as incurred.

6. Intangibles

Intangibles are stated at purchase cost net of accumulated amortisation.

This caption comprises:

- goodwill paid on the acquisition of companies or deriving from merger deficits which emerge on integration of companies. These are amortised at constant rates over a ten-year period;
- start-up costs related to new branches located in buildings which are not owned by the Company, costs related to new issues of shares or of other securities. Such costs are amortised at constant rates over a five- year period;
- refurbishing costs for branches and other premises which are not owned by the Company. These costs are amortised on a straight-line basis over their estimated useful life and in any case, according to provisions set out by Art. 16, par. 1, of Legislative Decree 87/92, in a period no longer than five years;
- application software costs of multi-annual use. These are amortised over a maximum of five years according to estimated useful life;
- other deferred charges which are amortised over a maximum period of five years.

Value of intangibles is adjusted when losses deemed to be permanent occur.

7. Other policies

7.1 Accruals and deferrals

Accruals and deferrals are determined in accordance with the matching principle taking account of the rates and conditions applicable to individual accounts.
The amounts are reported separately in the balance sheet since, as permitted, they have not been added to or deducted from the asset and liability accounts to which they relate.
The only exceptions are accruals on zero-coupon securities held in portfolio or issued by the Bank.

7.2 Deposits and public funds under administration

Deposits of banks and ordinary customers and public funds under administration are stated at their nominal values.

7.3 Securities issued

Mortgage bonds, other bonds, certificates of deposit and bank cashiers' cheques are stated at their nominal values. Zero-coupon securities have been stated at issue price plus accruals at period-end. Issue discounts are reported as a "Prepaid expense". Issue premiums are recorded as a "Deferred income" item.

7.4 Allowance for employee termination indemnities

The amount recorded represents the liability to all employees at the end of the period, accrued in accordance with current legislation and labour agreements.

7.5 Allowances for risks and charges

This caption comprises:

- *"Allowances for pensions and similar commitments"*
  Have been set up as a consequence of specific contracts and are deemed to adequately guarantee the payment of pensions, for which the Bank is liable.

- *"Allowance for taxation"*
  The provision for income taxes is determined with reference to a prudent estimate of the current, prepaid and deferred taxation. In particular, prepaid and deferred taxes are determined irrespective of temporal limits and according to all temporary differences between book value attributed to assets or liabilities and the corresponding values for fiscal purposes.
  Deferred tax assets are accounted for in the balance sheet when a reasonable certainty of their recovery exists, based on the Company's continuing capacity to generate taxable income.

Deferred tax liabilities have been fully accounted for, with the sole exceptions of i) adjustments and provisions recorded for purely fiscal purposes, ii) higher asset values in equity investments subject to a suspended tax regime and iii) shareholders' equity reserves subject to a suspended tax regime, since it is reasonably expected that no voluntary actions will be taken which will lead to taxation of such captions.
Prepaid and deferred taxes are accounted for in the balance sheet with open balances and without offsetting effects, the former in the "Other assets" caption and the latter in the "Allowances for risks and charges - allowance for taxation" caption. Deferred tax assets and liabilities are systematically valued considering any changes in fiscal regulations or tax rates and the situation of the Company.

The allowance also contains provisions for tax charges which could derive from assessments already notified, or in any case from litigations currently under way with Fiscal Authorities.

- "*Other allowances*"

This caption comprises provisions to cover known or possible losses, the timing or the extent of which cannot be determined at the balance sheet date.
Such allowances do not adjust the value of any asset captions.
The allowances reflect the best estimate of the charges to be incurred, based on available information.

7.6 Subordinated liabilities

Subordinated liabilities are stated at nominal value. Subordinated liabilities denominated in foreign currency are translated using the end-of-period spot rates.

SECTION 2 – ADJUSTMENTS AND PROVISIONS

Adjustments recorded for purely fiscal purposes

Provisions recorded for purely fiscal purposes

The adjustments and provisions recorded solely for fiscal purposes referred to accelerated depreciation of fixed assets (art. 67 of D.P.R. 917/86 in force before 1st January 2004) recorded until 31st December 2001. As generally known, from 2002 Banca Intesa no longer posted accelerated depreciation.

Items	Adjustments/Provisions/(Uses)			Tax burden		
	Previous years	2003	Total	Previous years	2003	Total
Accelerated depreciation	54	(10)	44	21	(4)	17
Total	54	(10)	44	21	(4)	17

- The caption "accelerated depreciation – previous years" records depreciation which at the close of 2002 had to be considered accelerated with respect to the normal depreciation plan.
- The caption "Accelerated depreciation – 2003" records the transfers from accelerated depreciation to ordinary depreciation, of the ordinary depreciation which would have been recorded in 2003 if no accelerated depreciation had been registered in the years until 2001.
- If the Bank had not used in previous years the faculty of recording adjustments solely for tax purposes, net income for 2003 would have been 6 million euro lower, net of the related fiscal effects. Considering adjustments recorded in previous years, shareholders' equity as at 31st December 2003 would have been 27 million euro higher, again net of the related tax effects.
- Deferred tax relative to adjustments and provisions recorded for purely fiscal purposes in previous years have not been registered so not to artificially expand the tax burden of the reference years in favour of subsequent years.

Part B - Information regarding the Parent Company's balance sheet

SECTION 1 – LOANS

Breakdown of caption 10 "Cash and deposits with central banks and post offices"

Subcaptions	
Cash	627
Deposits with	
– central banks	13
– post offices and other entities	1
Total	641

Breakdown of caption 30 "Due from banks"

Subcaptions	
a) Repayable on demand	
– current accounts for services rendered	*1,582*
– deposits	*977*
– other	*365*
Total a)	2,924
b) Other loans	
to central banks	
– compulsory reserve requirement	*326*
– other	*3*
to banks	
– time deposits	*16,853*
– loans	*4,463*
– repurchase agreements	*8,637*
– doubtful loans	*–*
– other	*316*
Total b)	30,598
Total	33,522

1.1 Analysis of caption 30 "Due from banks"

a) Due from central banks	329
b) Bills eligible for refinancing with central banks	–
c) Repurchase agreements	8,637
d) Securities lending	–

1.2 Breakdown of on-balance sheet loans due from banks

Categories	Gross exposure	Total adjustments	Net exposure
A. Non-performing loans	187	(45)	142
A1. doubtful loans	*13*	*(13)*	-
A2. substandard loans	-	-	-
A3. loans under restructuring	-	-	-
A4. restructured loans	-	-	-
A5. loans subject to Country risk	*174*	*(32)*	*142*
B. Performing loans	33,380	-	33,380
Total	33,567	(45)	33,522

1.3 Due from banks - Changes in non-performing loans

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk
A. Initial gross exposure	15	12	-	-	62
A1. including overdue interest	*1*	-	-	-	-
B. Increases	7	-	-	-	160
B1. inflows from performing loans	-	-	-	-	*160*
B2. overdue interest	-	-	-	-	-
B3. transfers from other non-performing loan categories	*7*	-	-	-	-
B4. other increases	-	-	-	-	-
C. Decreases	(9)	(12)	-	-	(48)
C1. outflows to performing loans	-	-	-	-	*(1)*
C2. write-offs	*(6)*	*(3)*	-	-	-
C3. repayments	*(2)*	*(1)*	-	-	*(36)*
C4. credit disposals	-	-	-	-	-
C5. transfers to other non-performing loan categories	-	*(7)*	-	-	-
C6. other decreases	*(1)*	*(1)*	-	-	*(11)*
D. Final gross exposure	13	-	-	-	174
D1. including overdue interest	*1*	-	-	-	-

1.4 Due from banks - Changes in total adjustments

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk	Performing loans
A. Initial total adjustments	14	10	–	–	15	–
A1. including overdue interest	*1*	–	–	–	–	–
B. Increases	7	–	–	–	23	–
B1. adjustments	*2*	–	–	–	*23*	–
B1.1 including overdue interest	–	–	–	–	–	–
B2. use of allowances for possible loan losses	–	–	–	–	–	–
B3. transfers from other loan categories	*5*	–	–	–	–	–
B4. other increases	–	–	–	–	–	–
C. Decreases	(8)	(10)	–	–	(6)	–
C1. write-back of adjustments	–	–	–	–	–	–
C1.1 including overdue interest	–	–	–	–	–	–
C2. write-backs on repayments	*(1)*	*(1)*	–	–	*(4)*	–
C2.1 including overdue interest	–	–	–	–	–	–
C3. write-offs	*(6)*	*(3)*	–	–	–	–
C4. transfers to other non-performing loan categories	–	*(5)*	–	–	–	–
C5. other decreases	*(1)*	*(1)*	–	–	*(2)*	–
D. Final total adjustments	13	–	–	–	32	–
D1. including overdue interest	*1*	–	–	–	–	–

Breakdown of caption 40 "Loans to customers"

Subcaptions	
Mortgages	38,402
Current accounts	17,744
Other loans	7,182
Doubtful loans	1,577
Discounted portfolio risk	817
Repurchase agreements	5,410
Other financing not regulated in current account	37,439
Other	3,445
Total	112,016

1.5 Analysis of caption 40 "Loans to customers"

a) Bills eligible for refinancing with central banks	–
b) Repurchase agreements	5,410
c) Securities lending	–

1.6 Secured loans to customers

a) Loans secured by mortgages	35,588
b) Loans secured by pledge on	
1. cash deposits	*130*
2. securities	*7,825*
3. other valuables	*81*
	8,036
c) Loans secured by guarantees from	
1. Governments	*97*
2. other public agencies	*121*
3. banks	*706*
4. other operators	*13,831*
	14,755
Total	58,379

1.7 Breakdown of on-balance sheet loans to customers

Categories	Gross exposure	Total adjustments	Net exposure
A. Non-performing loans	7,165	(2,881)	4,284
A1. doubtful loans	*3,536*	*(1,959)*	*1,577*
A2. substandard loans	*3,261*	*(811)*	*2,450*
A3. loans under restructuring	–	–	–
A4. restructured loans	*332*	*(104)*	*228*
A5. loans subject to Country risk	*36*	*(7)*	*29*
B. Performing loans	108,268	(536)	107,732
Total	115,433	(3,417)	112,016

1.8 Loans to customers - Changes in non-performing loans

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk	Implicit loans connected to leasing contracts	
						Doubtful loans	Substandard loans
A. Initial gross exposure	3,515	4,243	-	312	58	11	25
A1. including overdue interest	*550*	*68*	-	-	-	-	-
B. Increases	1,426	2,534	-	114	11	-	-
B1. inflows from performing loans	*345*	*2,113*	-	*110*	*11*	-	-
B2. overdue interest	*160*	*28*	-	-	-	-	-
B3. transfers from other non-performing loan categories	*672*	*21*	-	*2*	-	-	-
B4. other increases	*249*	*372*	-	*2*	-	-	-
C. Decreases	(1,405)	(3,516)	-	(94)	(33)	(11)	(25)
C1. outflows to performing loans	*(28)*	*(805)*	-	*(33)*	*(12)*	-	-
C2. write-offs	*(808)*	*(331)*	-	*(18)*	-	-	-
C3. repayments	*(403)*	*(1,610)*	-	*(33)*	*(10)*	-	-
C4. credit disposals	*(5)*	-	-	-	-	-	-
C5. transfers to other non-performing loan categories	*(19)*	*(675)*	-	*(1)*	-	-	-
C6. other decreases	*(142)*	*(95)*	-	*(9)*	*(11)*	*(11)*	*(25)*
D. Final gross exposure	3,536	3,261	-	332	36	-	-
D1. including overdue interest	*619*	*70*	-	-	-	-	-

In caption B4 "other increases" doubtful loans included 101 million euro relative to the purchase of loans from Bankhaus Löbbecke.

1.9 Loans to customers - Changes in total adjustments

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk	Performing loans
A. Initial total adjustments	2,043	1,099	–	128	11	486
A1. including overdue interest	*550*	*56*	–	–	–	–
B. Increases	923	478	–	14	3	83
B1. adjustments	*630*	*472*	–	*14*	–	*83*
B1.1 including overdue interest	*143*	*12*	–	–	–	–
B2. use of allowances for possible loan losses	–	–	–	–	–	–
B3. transfers from other loan categories	*236*	*1*	–	–	*3*	–
B4. other increases	*57*	*5*	–	–	–	–
C. Decreases	(1,007)	(766)	–	(38)	(7)	(33)
C1. write-back of adjustments	*(17)*	*(93)*	–	–	*(4)*	*(21)*
C1.1 including overdue interest	–	–	–	–	–	–
C2. write-backs on repayments	*(125)*	*(74)*	–	*(1)*	*(2)*	–
C2.1 including overdue interest	–	*(5)*	–	–	–	–
C3. write-offs	*(808)*	*(331)*	–	*(18)*	–	*(6)*
C4. transfers to other loan categories	*(1)*	*(239)*	–	–	–	–
C5. other decreases	*(56)*	*(29)*	–	*(19)*	*(1)*	*(6)*
D. Final total adjustments	1,959	811	–	104	7	536
D1. including overdue interest	*619*	*54*	–	–	–	–
E. Adjustments to loans, related to leasing as at 31st December 2002	1	–	–	–	–	–
F. Increases	–	–	–	–	–	–
F4. other increases	–	–	–	–	–	–
G. Decreases	(1)	–	–	–	–	–
G5. other decreases	*(1)*	–	–	–	–	–
H. Final total adjustments	–	–	–	–	–	–

In caption B.4 "other increases" doubtful loans included 21 million euro relative to the transfer of allowances for guarantees allocated in previous years.

SECTION 2 - SECURITIES

2.1 Investment portfolio

Subcaptions	Book value	Market value
1. Debt securities	817	782
1.1 Government securities	13	14
– *listed*	*13*	*14*
– *unlisted*	–	–
1.2 Other securities	804	768
– *listed*	*242*	*245*
– *unlisted*	*562*	*523*
2. Shares, quotas and other forms of capital	–	–
– *listed*	–	–
– *unlisted*	–	–
Total	817	782

Write-downs for permanent losses on the investment portfolio totalled 10 million euro.

Differences between principal repayment and book value

Positive	10
Negative	–

Criteria used for the classification in the investment portfolio

The proprietary portfolio is divided in two categories (Investment portfolio and Trading portfolio), in compliance with regulations in force and considering the strategic guidelines that orient the Bank's management. Pursuant to Bank of Italy and Consob provisions, the Board of Directors approved a "framework resolution" identifying the fundamental characteristics of the investment portfolio and defining its parameters in terms of size.

Securities in the investment portfolio must be stable investments; they may in any case be used for repurchase agreements or for temporary liquidity management. The investment portfolio must not normally represent a high portion of the whole securities portfolio (whose priority destination is the satisfaction of treasury requirements and customers management, as well as profiting from price fluctuations) and must present time horizons compatible with the aforementioned objective of being a stable investment.

The decision regarding the securities to be included in the investment portfolio must therefore privilege securities which ensure an adequate net return margin over a number of years and issued by entities with high ratings from specialised agencies. The category may also include securities with characteristics which do not permit – considering the market situation – a use for trading activities with customers or other banking transactions, without prejudice to their present and future profitability. Should exceptional circumstances occur, which may not be considered ordinary financial market trends, for the purposes of a correct management policy it is possible to transfer securities from one class to the other or proceed with advanced disposal of investment securities. In any case reallocation or disposal must be resolved upon by the Executive Committee, after the illustration of underlying reasons and their impact on the balance sheet and on net income.

As concerns size parameters, the investment portfolio should not exceed either of the following limits:

1) Absolute: 4,000 million euro;
2) Relative: 20% of the whole securities portfolio at reference date.

Both the Head Office Departments and the foreign network may operate within such parameters.

2.2 Changes in the investment portfolio

A. Initial amount	1,288
B. Increases	164
B1. purchases	*142*
B2. write-backs	–
B3. transfers from the trading portfolio	–
B4. other changes	*22*
C. Decreases	(635)
C1. sales	*(104)*
C2. principal repayments	*(371)*
C3. adjustments	–
including	
- permanent write-downs	–
C4. transfers to the trading portfolio	–
C5. other changes	*(160)*
D. Final amount	817

Sales, generated almost solely from the sale of securities held by foreign branches closed during the year led to the registration of profits and losses, included in the captions Extraordinary income and charges in the statement of income, of immaterial amount.

As at 31st December 2003 there were unrealised capital losses on the investment portfolio not accounted for amounting to 44 million euro and unrealised capital gains not accounted for of 9 million euro. Lower net values of hedge derivatives, identified but not accounted for, amounted to 3 million euro.

Final amount of investment portfolio included securities destined to the "Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo" for an overall book value of 39 million euro.
The relevant market value was virtually in line with book value.

2.3 Trading portfolio

Subcaptions	Book value	Market value
1. Debt securities	16,586	16,615
1.1 Government securities	2,518	2,518
– listed	*2,518*	*2,518*
– unlisted	–	–
1.2 Other securities	14,068	14,097
– listed	*4,385*	*4,385*
– unlisted	*9,683*	*9,712*
2. Shares, quotas and other forms of capital	1,104	1,157
– listed	*610*	*610*
– unlisted	*494*	*547*
Total	17,690	17,772

2.4 Changes in the trading portfolio

A. Initial amount	18,663
B. Increases	81,468
B1. purchases	*80,942*
– debt securities	*72,225*
– Government securities	*29,487*
– other securities	*42,738*
– shares, quotas and other forms of capital	*8,717*
B2. write-backs and revaluations	*52*
B3. transfers from the investment portfolio	–
B4. other changes	*474*
C. Decreases	(82,441)
C1. sales and principal repayments	*(81,344)*
– debt securities	*(71,926)*
– Government securities	*(31,824)*
– other securities	*(40,102)*
– shares, quotas and other forms of capital	*(9,418)*
C2. adjustments	*(136)*
C3. transfers to the investment portfolio	–
C5. other changes	*(961)*
D. Final amount	17,690

Other increases mainly referred to profits on trading (200 million euro) and foreign exchange differences (189 million euro).
Other decreases mainly referred to losses on trading (257 million euro) and foreign exchange differences (561 million euro).

SECTION 3 - EQUITY INVESTMENTS

3.1 Significant equity investments

Companies	Shareholders' equity	Net income (loss)	% held	Book value (A)	Relevant shareholders' equity (B)	Differences (C = B – A)
A. Subsidiaries						
A.1 Companies of the Intesa Banking Group						
Banca Caboto S.p.A (former Banca Primavera S.p.A.)	211	141	6.61	14	14	–
Banca Intesa (France) S.A. (former Comit France)	223	8	100.00	245	215	(30)
Banca di Trento e Bolzano S.p.A.	128	15	8.28	9	10	1
Banca Intesa Mediocredito S.p.A.	881	51	100.00	895	841	(54)
Banca Popolare Friuladria S.p.A.	446	40	76.05	280	313	33
Banco Wiese Sudameris S.A.	206	2	71.11	18	147	129
BCI U.S. Funding LLC I	8	–	100.00	8	8	–
BCI U.S. Funding LLC II	28	–	100.00	28	28	–
BCI U.S. Funding LLC III	9	–	100.00	9	9	–
Caboto - S.I.M. S.p.A.	581	107	100.00	445	516	71
Caridata S.p.A.	9	–	100.00	4	9	5
Cassa di Risparmio di Biella e Vercelli S.p.A.	204	13	55.00	190	105	(85)
Cassa di Risparmio di Parma e Piacenza S.p.A.	843	108	100.00	714	803	89
Comit Investments (Ireland) Ltd.	119	5	99.00	106	118	12
Finanziaria B.T.B. S.p.A.	63	4	99.29	134	58	(76)
Immobiliare Maram S.r.l.	32	1	100.00	36	32	(4)
Intesa Bank Ireland Plc.	394	22	100.00	361	378	17
Intesa Bank Overseas Ltd.	9	–	100.00	9	9	–
Intesa e-Lab S.p.A.	180	36	100.00	180	180	–
Intesa Fiduciaria Sim S.p.A.	8	1	100.00	5	7	2
Intesa Formazione S.c.p.A.	–	–	61.00	–	–	–
Intesa Funding LLC	–	–	100.00	–	–	–
Intesa Gestione Crediti S.p.A.	284	16	100.00	284	284	–
Intesa Holding Asset Management S.p.A.	194	35	100.00	111	159	48
Intesa Holding Centro S.p.A.	717	22	97.57	676	680	4
Intesa Holding International S.A.	1,963	(198)	100.00	1,963	1,963	–
Intesa Immobiliare S.r.l.	5	–	100.00	5	5	–
Intesa Investimenti S.p.A.(former Compagnia Italiana di Investimenti Diversificati S.p.A.)	1,102	99	100.00	1,000	1,009	9
Intesa Lease Sec S.r.l.	–	–	60.00	–	–	–
Intesa Leasing S.p.A.	221	28	99.51	152	195	43
Intesa Mediofactoring S.p.A.	276	28	100.00	225	250	25
Intesa Preferred Capital Company LLC	44	–	100.00	44	44	–
Intesa Preferred Capital Company LLC II	4	–	100.00	4	4	–
Intesa Previdenza - Società Mobiliare S.p.A. (former Sim Co.Ge.F. S.p.A.)	7	(1)	55.00	4	4	–
Intesa Riscossione Tributi S.p.A.	173	94	100.00	77	84	7
Intesa Sec. S.p.A.	–	–	60.00	–	–	
Intesa Sec. 2 S.r.l.	–	–	60.00	–	–	–
Intesa Sistemi e Servizi S.p.A.	299	–	100.00	296	299	3
IntesaBci Preferred Capital Company LLC III	10	–	100.00	10	10	–
Inversiones Mobiliarias S.A. "IMSA"	6	(20)	97.29	–	6	6
Lima Sudameris Holding S.A.	42	(39)	49.28	3	21	18
Magazzini Generali C.R. PP. LL. S.p.A.	40	21	100.00	35	24	(11)
Nextra Alternative Investments (former Comit Gestioni SGR) S.p.A.	6	2	10.00	–	–	–
Nextra Investments Management S.G.R. S.p.A.	177	52	32.05	114	40	(74)
Scala Advisory S.A.	–	–	99.97	–	–	–
Setefi S.p.A.	55	22	100.00	25	34	9
SIREFID S.p.A. (former SI.RE.F. merged in Italfid)	6	2	100.00	2	5	3
Total Companies of the Intesa Banking Group				8,720	8,920	200

Companies	Shareholders' equity	Net income (loss)	% held	Book value (A)	Relevant shareholders' equity (B)	Differences (C = B – A)
A.2 Other subsidiaries						
Agricola Investimenti S.p.A.	1	(2)	99.99	1	1	–
Caboto International S.A.	4	1	99.82	7	4	(3)
Cormano S.r.l	–	–	70.82	–	–	–
Finanziaria Colonna S.r.l.	–	–	100.00	–	–	–
Intesa Real Estate S.r.l.	353	4	89.34	312	315	3
Intesa Sec. Npl2 S.r.l. (former La Centrale Consulenza S.p.A.)	–	–	60.00	–	–	–
OOO Intesa Realty Russia	–	–	100.00	–	–	–
Petrochemical Investments Ltd. (P.I.L.)	30	1	100.00	18	30	12
Phoenix Beteiligungs GmbH	–	–	100.00	–	–	–
Phoenix KG	12	(32)	98.78	12	12	–
Private Equity International S.A.	516	(3)	100.00	501	516	15
SHI-Mi S.A.	17	–	99.99	16	17	1
ZAO Banca Intesa	20	(1)	100.00	21	20	(1)
Zao International Business Consulting	2	–	55.00	1	1	–
Total other subsidiaries				889	919	30

Companies	Shareholders' equity	Net income (loss)	% held	Book value (A)	Relevant shareholders' equity (B)	Differences (C = B – A)
B. Companies subject to significant influence						
Agos Itafinco S.p.A.	138	20	49.00	114	68	(46)
Banco de Investimento Imobiliario	130	18	30.10	38	39	1
Bolzoni S.p.A.	17	2	28.36	12	5	(7)
Cantieri Darsena It. S.p.A. in arrangement before bankruptcy	(10)	–	20.00	–	(2)	(2)
Caralt S.p.A.	3	–	35.00	1	1	–
Carinord 2 S.p.A.	214	6	41.14	84	88	4
Cassa di Risparmio di Fermo S.p.A.	123	4	33.33	48	41	(7)
Cassa di Risparmio di Prov. Chieti S.p.A.	159	–	20.00	43	32	(11)
Cassa di Risparmio di Prov. di Teramo S.p.A.	230	9	20.00	50	46	(4)
Dante Prini S.p.A. in liquidation	(14)	–	32.50	–	(5)	(5)
ECC Holding S.r.l.	43	–	31.14	5	14	9
Ente Naz. Sementi Elette	1	–	49.41	–	–	–
Euromilano S.r.l.	15	1	37.50	9	6	(3)
F.I.L.A. Fabbrica Italiana Lapis ed Affini S.p.A.	32	1	20.00	14	6	(8)
FIDIA - Fondo Interbancario d'Investimento Azionario S.p.A.	16	–	25.00	4	4	–
First Skellings Int. Finance Co. Ltd.	1	–	33.33	–	–	–
Galileo Holding S.p.A. - in liquidation	(23)	1	28.98	–	(7)	(7)
Giraglia Immobiliare S.p.A.	3	–	20.02	1	1	–
Ifas Gruppo S.p.A.	5	(3)	45.00	3	2	(1)
Immobiliare Lombarda S.p.A.	104	(111)	28.74	21	30	9
International Sailing Boats - ISB S.p.A. (former CIDIPI S.p.A).	12	2	30.00	7	4	(3)
Intesa Vita S.p.A.	1,186	–	50.00	591	593	2
Ipef Partners Ltd.	–	–	40.50	–	–	–
Kingston - Comercio Internacional Lda	–	(3)	25.19	–	–	–
Land S.p.A. (former Musicland former Multichiara S.r.l.)	(2)	–	40.00	–	(1)	(1)
Lazard & Co. S.r.l.	133	35	40.00	86	53	(33)
LO.SE.RI. S.p.A.	3	–	30.50	1	1	–
Mater-Bi S.p.A.	31	–	34.48	11	11	–
Milano Zerotre S.r.l.	291	–	38.34	112	112	–
Office Chairs Participations S.a.r.l.	2	(1)	50.00	–	1	1
P.B. S.r.l.	–	–	42.24	–	–	–
PM (former Professione Musica Edizioni Musicali) S.r.l.	(1)	–	29.00	–	–	–
Previnet - Servizi per la Previdenza S.p.A.	9	4	45.50	2	4	2
Scooter Holding Partners 2 S.a.r.l.	–	–	23.36	1	–	(1)
Selezione Terza S.r.l.	–	–	50.00	–	–	–
Sviluppo Garibaldi - Repubblica S.p.A.	–	–	33.00	–	–	–
Synesis Finanziaria S.p.A.	371	–	25.00	93	93	–
Termomeccanica S.p.A.	31	2	32.32	3	10	7
Vobitech N.V.	5	(3)	36.63	–	2	2
Zetesis Com S.p.A.	(4)	2	39.91	–	(2)	(2)
Total companies subject to significant influence				1,354	1,250	(104)
General total				10,963	11,089	126

Shareholders' equity includes the result of the draft 2003 financial statements. Where the 2003 financial statements were not available the last approved financial statements were used.

The relevant shareholders' equity (column B) has been determined deducting from each company's shareholders' equity dividends for 2003 recorded by Intesa on accrual.

For Intesa Investimenti S.p.A. data refer to the last approved financial statements which are as at 30th September 2003.

As concerns companies set up for the purpose of issuing hybrid capital instruments (BCI U.S. Funding LLC I, BCI U.S. Funding LLC II, BCI U.S. Funding LLC III, Intesa Preferred Capital Company LLC, Intesa Preferred Capital Company LLC II and IntesaBci Preferred Capital Company LLC III) Banca Intesa holds 100% of voting rights. Considering preferred shares issued, the percentage stake held decreases to 4.95% in BCI U.S. Funding LLC I, to 4.76% in BCI U.S. Funding LLC II and LLC III, to 18.70% in Intesa Preferred Capital Company LLC, to 2.60% in Intesa Preferred Capital Company LLC II and to 2.15% in IntesaBci Preferred Capital Company LLC III.

As concerns the equity investment in Carinord 2, as already illustrated in the introduction to the Notes to the Parent Company's financial statements, the sale contract was signed in December 2003. The registration of the commitment to complete the transaction (which occurred in January 2004) led to record an extraordinary income of 31 million euro.

Positive differences between relevant shareholders' equity and book value (column C of the table) are due to the allocation of net income to reserves and to other increases in the company's shareholders' equity.

Negative differences are basically attributable to goodwill paid (also in the case of acquisitions of equity investments as part of merchant banking activities) or to higher economic values of assets.

With reference to equity investments in Cantieri Darsena, Dante Prini, Galileo Holding, Land, PM and Zetesis which showed a negative shareholders' equity, no other costs are deemed to be necessary in addition to those already accounted for to write-off the book value of the equity investments.

Shareholders' equity and net income for the period of Intesa Leasing S.p.A. determined with the application of the financial methodology respectively amounted to 224 million euro and 27 million euro.

As regards the comments on operations development and results achieved by main subsidiaries, please refer to the Report on operations in the consolidated financial statements.

3.2 Assets and liabilities with Group companies

3.3 Assets and liabilities with subsidiaries (other than Group companies)

	Group companies	Other subsidiaries
a) Assets		
1. due from banks	16,033	1,190
– *including Subordinated*	*160*	–
2. due from financial institutions	19,939	280
– *including Subordinated*	*140*	–
3. due from other customers	215	1,325
– *including Subordinated*	–	*56*
4. bonds and other debt securities	1,263	220
– *including Subordinated*	*459*	*75*
b) Liabilities		
1. due to banks	3,128	155
2. due to financial institutions	9,008	114
3. due to other customers	138	178
4. securities issued	3,895	–
5. subordinated liabilities	3,071	–
c) Guarantees and commitments		
1. guarantees given	3,385	102
2. commitments	1,534	656
3. credit derivatives	–	461

3.4 Breakdown of caption 70 "Equity investments"

3.5 Breakdown of caption 80 "Investments in Group companies"

Subcaptions	Equity investments (caption 70)	Investments in Group companies (caption 80)
a) In banks		
1. listed	497	18
2. unlisted	1,023	3,023
b) In financial institutions		
1. listed	2	–
2. unlisted	381	5,849
c) Other		
1. listed	491	–
2. unlisted	1,616	719
Total	4,010	9,609

File No. 82-35020

3.6 Changes in equity investments

3.6.1 Investments in Group companies

3.6.2 Other investments

During the year the following changes occurred:

Amounts/changes	Equity investments (caption 70)	Investments in Group companies (caption 80)
A. Initial amount	2,394	9,708
B. Increases	2,443	3,461
B1. purchases	*1,288*	*1,470*
B2. write-backs	*1*	*60*
B3. revaluations	–	–
B4. other changes	*1,154*	*1,931*
C. Decreases	(827)	(3,560)
C1. sales	*(463)*	*(1,179)*
C2. adjustments	*(85)*	*(234)*
including Permanent write-downs	*(85)*	*(234)*
C3. other changes	*(279)*	*(2,147)*
D. Final amount	4,010	9,609
E. Total revaluations	–	–
F. Total adjustments	420	2,184

Details on the main changes occurred in the caption "Investments in Group companies"

The main operations which made up the subcaption B1 "purchases" were:

- the purchase of Banco Sudameris Brasil S.A. for 896 million euro and the purchase of Banco Wiese Sudameris S.A. for 17 million euro from Banco Sudameris Paris S.A.;
- the purchase of equity investment in B.I. Private Equity Ltd. for 240 million euro;
- the purchase of 4,000,000 shares of IntesaVita S.p.A. for 105 million euro;
- the acquisition of 100,000 shares of Intesa Holding Asset Management S.p.A. for 60 million euro;
- the subscription of the capital increase of Intesa Mediofactoring S.p.A. for 101 million euro;
- the establishment of Zao Banca Intesa Russia for 21 million euro.

Subcaption B2 "write-backs" referred to the write-backs made on the following subsidiaries: Banca Caboto S.p.A. (former Banca Primavera S.p.A.) for 8 million euro, Intesa e-Lab S.p.A for 36 million euro and Intesa Gestione Crediti S.p.A. for 16 million euro.

Subcaption B4 "other changes" included the following main changes:

- the subscription of the capital increases of Serra de Selado Empreendimentos e Participacoes Sa for 653 million euro, of Intesa Holding Centro S.p.A. for 117 million euro, of Private Equity International S.A. for 240 million euro with the contribution of equity investments and of Intesa Leasing S.p.A. with the contribution of a business branch;
- the establishment of Intesa Real Estate S.r.l. for 572 million euro following the disposal of a business branch;
- the profits on the disposal of equity investments for 270 million euro, of which 268 million euro following the contribution of the equity investment in IntesaVita S.p.A. to Intesa Vita S.p.A.;
- the increase in the book value of the equity investment in Banca Intesa (France) S.A., following the merger of the two pre-existing entities, for 50 million euro.

Main operations recorded in subcaption C1 "sales" included the disposal of Banco di Chiavari e della Riviera Ligure S.p.A. for 138 million euro, the disposal of Bankhaus Löbbecke & CO KG for 360 million euro and the disposal of Serra de Selado Empreendimentos e Participacoes Sa for 647 million euro.

Subcaption C2. "adjustments" in particular referred to Intesa Holding International S.A. for 198 million euro and Phoenix KG for 31 million euro.

Among "other changes" included in subcaption C3 the following must be noted:
- the contributions of the equity investments in B.I. Private Equity Ltd. (240 million euro), Banco Sudameris Brasil S.A. (853 million euro), Cassa di Risparmio di Terni e Narni S.p.A. (117 million euro) related to the subscription of capital increases;
- the contribution of IntesaVita S.p.A. in Intesa Vita S.p.A. for 487 million euro;
- the 260 million euro decrease in the value of the equity investment in Intesa Real Estate S.r.l. due to the contribution of a business branch.

Details on the main changes occurred in the caption "Equity investments"

The main operations which made up the subcaption B1 "purchases" were:
- the purchases of 9,919 shares of AGOS Itafinco S.p.A. (39 million euro), of 748,000 shares of ABAC S.p.A. (12 million euro), of 50,000,000 shares of Synesis Finanziaria S.p.A. (50 million euro), of 56,321,143 shares of Edison S.p.A. (42 million euro), of 19,066,667 shares of Assicurazioni Generali S.p.A. (371 million euro), the purchase of 211,916,668 shares of Banco ABN AMRO Real S.A. (492 million euro), the purchases of 6,000,000 shares of Lazard & CO S.r.l. for 86 million euro and 220,000 shares of ASSIBA S.p.A. (1 million euro);
- the subscription of the capital increases in AGOS Itafinco S.p.A. for 6 million euro, Banco Commercial Portugues for 46 million euro, ABAC S.p.A. for 5 million euro, Olimpia S.p.A. for 65 million euro, I2 Capital S.p.A. for 9 million euro, ASSIBA S.p.A. for 15 million euro;
- the investment in the funds Alfieri Associated Investors Servicos de Consultoria S.A. for 26 million euro and Suala Capital Fund LP for 4 million euro.

Subcaption B4. " other changes" included the following main changes:
- the acquisition of the equity stake in Milano Zerotre S.r.l. following the contribution of a business branch of Intesa Real Estate S.r.l. for 260 million euro;
- the formation of the equity stake in IntesaVita S.p.A. for 683 million euro following the contribution of the equity investments in Intesa Vita S.p.A. and ASSIBA S.p.A.;
- the attribution of book value of 25 million euro to the 910,241 shares of Hypo Real Estate Holding AG, received for free, following the spin-off of the real estate business performed by Bayerische Hypo und Vereinsbank AG;
- profits on disposal of equity investments for 117 million euro, of which 97 million euro relative to the contribution of ASSIBA S.p.A. to IntesaVita S.p.A.;
- transfer to increase the book value of the equity investment in Synesis Finanziaria S.p.A. amounting to 43 million euro disbursed as Shareholder loan.

Main operations recorded in subcaption C1 "sales" included the partial disposal of the equity investments in Milano Zerotre S.r.l. for 148 million euro and in IntesaVita S.p.A. for 92 million euro and the total disposal of the equity investments in Carinord 1 for 142 million euro and in Reno de Medici S.p.A. for 13 million euro.

Subcaption C2. "adjustments" referred in particular to Banco Commercial Portugues for 39 million euro, Bayerische Hypo und Vereinsbank AG for 22 million euro, Commerzbank AG for 6 million euro and ECC Holding S.r.l. for 5 million euro.

Among "other changes" included in subcaption C3 the following must be noted:
- the contribution of ASSIBA S.p.A. for 196 million euro;
- the decrease in the book value of the equity investment in Bayerische Hypo und Vereinsbank AG for 25 million euro due to the attribution of book value to the 910,241 shares of Hypo Real Estate Holding AG received for free following the spin-off of real estate activities;
- the decrease in the book value of the fund Alfieri Associated Investors Servicos de Consultoria S.A. for 15 million euro for the reimbursement of capital invested;
- the losses on the disposal of equity investments amounting to 36 million euro, of which 35 million euro relative to the disposal of Carinord 1 S.p.A.

SECTION 4 - FIXED ASSETS AND INTANGIBLE

4.1 Changes in fixed assets

Amounts/changes	Assets used by the Bank			Leased assets (a)			Total
	Real estate	Furniture and fittings	Machines and equipment	Real estate	Furniture and fittings	Machines and equipment	
A. Initial amount	**1,322**	**58**	**66**	**812**	**26**	**144**	**2,428**
B. Increases	16	5	23	–	–	–	44
B1. purchases	*15*	*5*	*22*	–	–	–	42
B2. write-backs	–	–	–	–	–	–	–
B3. revaluations	–	–	–	–	–	–	–
B4. other changes	*1*	–	*1*	–	–	–	2
C. Decreases	(344)	(13)	(25)	(812)	(26)	(144)	(1,364)
C1. sales	*(6)*	–	–	–	–	–	(6)
C2. adjustments							
a) depreciation	*(62)*	*(12)*	*(25)*	–	–	–	(99)
b) permanent write-downs	–	–	–	–	–	–	–
C3. other changes	*(276)* (b)	*(1)*	–	*(812)*	*(26)*	*(144)*	(1,259)
D. Final amount	**994** (c)	**50**	**64**	–	–	–	**1,108**
E. Total revaluations	699	–	–	–	–	–	699
F. Total adjustments							
a) depreciation	(756)	(264)	(484)	–	–	–	(1,504)
b) permanent write-downs	–	–	–	–	–	–	–

(a) On 1st January 2003 leasing activities were contributed to Intesa Leasing.
(b) including real estate properties contributed to Intesa Real Estate for 275 million euro.
(c) including 903 million euro of assets used by the company.

Depreciation is calculated according to the methodology described in the chapter on valuation criteria, by applying the following rates:

Real estate assets	3%
Furniture, safes and ordinary office equipment	12%
Fittings	15%
Motor vehicles	25%
Transport motor vehicles	20%
Machines and equipment, appliances and other	15%
Plants and elevators	7.5%
Electronic equipment	20%
Alarm systems	30%
Alarm systems, video filming appliances	30%
Communication plants	25%

The table below sets out breakdown of depreciation made in the period (point C2.a) and allowances for depreciation (point F.a).

Subcaptions	Real estate	Furniture and fittings	Machines and equipment	Total
Depreciation:				
– ordinary and accelerated	(62)	(12)	(25)	(99)
– advanced	–	–	–	–
Total	**(62)**	**(12)**	**(25)**	**(99)**
Allowances for depreciation:				
– ordinary	(741)	(249)	(470)	(1,460)
– advanced	(15)	(15)	(14)	(44)
Total	**(756)**	**(264)**	**(484)**	**(1,504)**

4.2 Changes in intangibles

Amounts/changes	Branch start-up costs	Refurbishing costs	Software	Other	Total
A. Initial amount	5	31	2	42	80
B. Increases	–	16	4	8	28
B1. purchases	–	*16*	*3*	*8*	27
B2. write-backs	–	–	–	–	–
B3. revaluations	–	–	–	–	–
B4. other changes	–	–	*1*	–	1
C. Decreases	(3)	(19)	(3)	(15)	(40)
C1. sales	–	*(1)*	–	–	*(1)*
C2. adjustments					
a) amortisation	*(3)*	*(18)*	*(3)*	*(15)*	*(39)*
b) permanent write-downs	–	–	–	–	–
C3. other changes	–	–	–	–	–
D. Final amount	**2**	**28**	**3**	**35**	**68**
E. Total revaluations	–	–	–	–	–
F. Total adjustments					
a) amortisation	(58)	(81)	(11)	(134)	(284)
b) permanent write-downs	–	–	–	–	–

SECTION 5 - OTHER ASSETS

5.1 Breakdown of caption 130 "Other assets"

Due from fiscal authorities		2,143
- *tax credits of previous years*	*529*	
- *advances of direct taxes*	*400*	
- *withholding tax in the year*	*301*	
- *other*	*913*	
Revaluation of off-balance sheet contracts		10,176
Deferred tax assets		1,138
Options bought		1,092
Amount to be debited under processing		593
Items under processing		552
Transit items among branches		423
Group companies for dividends accrued in the year		482
Bank cheques drawn on third parties to be settled		394
Amounts due - deriving from securities transactions		370
Amounts to be collected on sale of equity investments		144
Cheques drawn on the bank settled at the end of the month		85
Amounts due on our invoices and notes of credit		38
Amounts due for margins for financial futures		37
Valuation of commitment to sell equity investment		31
Cautionary deposits on behalf of third parties		6
Downpayments for future capital increases of our equity investments		6
Our bank cashiers' cheques to be settled		4
Amounts due - to be deriving from currency transactions		1
Other		178
Total		17,893

5.2 Breakdown of caption 140 "Accrued income and prepaid expenses"

Accrued income	
Differentials on off-balance sheet transactions	725
Interest income – securities	195
Interest income and similar revenues – customers	184
Interest income - securities in repurchase agreements	170
Interest income and similar revenues - banks	79
Other	32
Total	1,385

Prepaid expenses	
Differentials on off-balance sheet transactions	227
Discounts on issued bonds	37
Other	49
Total	313

5.3 Adjustments for accrued income and prepaid expenses

The 2003 financial statements were prepared without applying Art. 12.2 of Legislative Decree 87/92 which allows the addition (deduction) of accrued income and prepaid expenses directly to (from) the assets to which they refer. The only exception is accrued interest on zero-coupon bonds, which appear in the proprietary portfolio, and issue discounts receivables, which – as specifically required by the Bank of Italy – have been partly accounted for as an increase in the value of securities and partly in "Due from tax authorities".

5.4 Distribution of subordinated assets

a) Due from banks	168
b) Loans to customers	288
c) Bonds and other debt securities	1,515
Total	1,971

Assets deriving from securitisations included 29 million of shares or similar instruments which are also subordinated.

SECTION 6 - DEBTS

Breakdown of caption 10 "Due to banks"

Subcaptions	
a) Repayable on demand	
– *current accounts for services rendered*	*1,343*
– *deposits*	*5,043*
– *other*	*311*
Total a)	6,697
b) Time deposits or with notice period	
– *time deposits*	*13,595*
– *loans*	*185*
– *repurchase agreements*	*3,614*
– *other*	*1,664*
Total b)	19,058
Total	25,755

6.1 Analysis of caption 10 "Due to banks"

a) Repurchase agreements	3,614
b) Securities lending	–

Breakdown of caption 20 "Due to customers"

Subcaptions	
a) Repayable on demand	
– *saving deposits*	*2,255*
– *current accounts*	*60,843*
– *other*	*25*
Total a)	63,123
b) Time deposits or with notice period	
– *saving time deposits*	*329*
– *time accounts*	*5,134*
– *repurchase agreements*	*8,220*
– *other*	*116*
Total b)	13,799
Total	76,922

6.2 Analysis of caption 20 "Due to customers"

a) Repurchase agreements	8,220
b) Securities lending	7

Breakdown of caption 30 "Securities issued"

Subcaptions	
a) Bonds	43,155
b) Certificates of deposit	
– *short-term*	*4,709*
– *medium-term*	*198*
Total b)	4,907
cc) Other securities	
– *bank cashiers' cheques*	*1,025*
– *other*	*–*
Total c)	1,025
Total	49,087

Caption 30a) included issued bonds underwritten by subsidiary banks for 3,850 million euro.

Breakdown of caption 40 "Public funds under administration"

Subcaptions	
Funds received from the Italian Government	4
Funds received from other public entities	38
Total	42

SECTION 7 - ALLOWANCES

Changes in caption 70 "Allowance for employee termination indemnities"

A. Initial amount	985
B. Increases	170
B1. provisions	*115*
B2. other changes	*55*
C. Decreases	(263)
C1. indemnities paid out	*(195)*
C2. advances granted following current regulations or specific contracts	*(41)*
C3. funds given to external asset manager	*(24)*
C4. other changes	*(3)*
D. Final amount	892

Changes in subcaption 80 a) "Pensions and similar commitments"

A. Initial amount	101
B. Increases	10
B1. provisions	*9*
B2. other changes	*1*
C. Decreases	(8)
C1. uses	*(8)*
C2. other changes	–
D. Final amount	103

The caption provisions is made up of net returns on investment of the allowances for pensions and similar commitments (Caption 85 of the statement of income) and provisions included in subcaption 80/a of the statement of income "Payroll – pensions and similar commitments" for the portion destined to Internal pension funds.

7.1 Breakdown of caption 90 "Allowances for possible loan losses"

Allowance for possible loan losses	–
Allowance for possible loan losses on overdue interest	–
Total	–

7.2 Changes in the period in "Allowances for possible loan losses"

A. Initial amount	–
B. Increases	–
B1. provisions	–
B2. other changes	–
C. Decreases	–
C1. uses	–
C2. other changes	–
D. Final amount	–

7.3 Breakdown of subcaption 80 c) "Allowances for risks and charges: other"

	Initial amount	Changes	Final amount
Solidarity allowance as per Ministerial Decree 158/2000	400	(140)	260
Allowance for legal disputes and amounts reclaimed	256	(9)	247
Allowance for guarantees given and commitments	244	(59)	185
Allowance for legal disputes and transactions with customers	166	54	220
Allowance for personnel charges	58	56	114
Allowance for future charges on equity investments	224	(137)	87
Allowance for adjustments to interest and commissions	45	(23)	22
Allowance for charitable, social and cultural contributions	6	(4)	2
Other charges	63	77	140
Total	1,462	(185)	1,277

The specific destination of allowances is described below.

Solidarity allowance as per Ministerial Decree 158/2000
This allowance was set up by provisions for future charges related to the "Solidarity allowance" provided for by Ministerial Decree 158/2000.

Allowance for legal disputes and amounts reclaimed
The allowance was set up by provisions corresponding to the estimated losses which could derive from the potential claims made to the Bank.

Allowance for guarantees given and commitments
The allowance covers guarantees given.

Allowance for legal disputes and transactions with customers
The allowance was set up to cover the legal disputes under way with customers and former employees.

Allowance for personnel charges
This allowance covers known or possible charges in relation to employees, the timing or extent of which is uncertain. In particular, the allowance covers holiday entitlement not yet taken and other payments to employees.

Allowance for future charges on equity investments
The allowance covers possible future charges related to equity investments.

Allowance for adjustments to interest and commissions
This allowance covers out-of-period expenses which may arise on adjustment of interest and commission calculations, including provisions for charges on subsidised mortgages.

Allowance for charitable, social and cultural contributions
The allowance was set up by provisions allocated by the Shareholders' Meeting that approved the 2002 financial statements.

7.4 Changes in the period in "Deferred tax assets"

1. Initial amount		1,463
2. Increases		316
2.1 deferred tax assets recognised in the period	*295*	
2.2 other increases	*21*	
3. Decreases		(641)
3.1 deferred tax assets eliminated in the period	*(570)*	
3.2 other decreases	*(71)*	
4. Final amount		1,138

The figure in line 2.2 referred to the adjustment of taxes to be paid by the bank which emerged at the time of presentation of the Income tax model for 2002.
The amount in line 3.2 referred to the adjustment of the IRPEG rate (34 million euro), to the elimination of tax assets following the regulatory changes (36 million euro) and to the presentation of the tax remission (1 million euro).

Changes in "Current and Deferred tax liabilities"

	Current	Deferred
Initial amount	514	339
Uses for payments made in the period	(168)	-
Other changes	(21)	-
Provisions for the period		
– *income taxes*	*422*	-
– *other taxes*	*5*	-
Deferred tax liabilities eliminated in the period	-	(304)
Deferred tax liabilities recognised in the period	-	30
Final amount	752	65

The amount indicated in "Provisions for the period for income taxes" (422 million euro) differs from that indicated in table 6.5 of the statement of income – Breakdown of caption 220 "income taxes – current taxes" since it contains withholding taxes on capitalisation contracts (3 million euro).

7.5 Changes in the period in "Deferred tax liabilities"

1. Initial amount		339
2. Increases		30
2.1 deferred tax liabilities recognised in the period	*9*	
2.2 other increases	*21*	
3. Decreases		(304)
3.1 deferred tax liabilities eliminated in the period	*(302)*	
3.2 other decreases	*(2)*	
4. Final amount		65

The amount in line 2.2 referred to, as already indicated above in changes in "Deferred tax assets", the adjustment of taxes to be paid by the bank which emerged at the time of presentation of the Income tax model for 2002.

The amount in line 3.2 referred to the adjustment of the IRPEG rate to 33% and the elimination of deferred tax assets following the "Partecipation exemption" regime introduced starting from 1st January 2004.
Deferred tax assets and deferred tax liabilities are calculated using the "Balance sheet method", by applying for IRPEG the 33% rate and for IRAP the 4.25% rate.

Prepaid taxes are accounted for under "Other assets" in the balance sheet when a reasonable certainty of their recovery is verified, based on the capacity of the bank, shown in previous years and testified by forecasted plans, to generate taxable income. Deferred tax assets have been accounted for with reference to all temporary deductible differences and mainly referred to net adjustments to financial fixed assets (286 million euro), net adjustments to loans (478 million euro), provisions to the allowance for legal disputes and amounts reclaimed (232 million euro) and provisions for the Solidarity Allowance (86 million euro).

Deferred taxes have been accounted for in caption "Allowances for risks and charges - allowance for taxation" of the balance sheet with reference to all temporary taxable differences, with the sole exception of adjustments and provisions recorded for purely fiscal purposes, reported in Part A Section II of the present Notes to the Parent Company's financial statements (44 million euro), so not to artificially expand charges, and shareholders' equity reserves subject to a suspended tax regime (which amounted to 2,817 million euro) since it is deemed that the Bank will not undertake any transactions that may lead to tax the untaxed reserves.

Deferred taxes mostly referred to dividends accounted for on accrual (8 million euro) and capital gains on the sale of real estate assets (45 million euro).

No deferred tax assets or liabilities were directly registered in shareholders' equity captions.

SECTION 8 - SHARE CAPITAL, RESERVES, RESERVE FOR GENERAL BANKING RISKS, SUBORDINATED LIABILITIES

Breakdown of "Shareholders' equity"

Captions	
Share capital	3,561
Share premium reserve	5,404
Reserves	
a) legal reserve	773
b) reserve for own shares	1,015
c) statutory reserves	61
d) other reserves	1,585
Revaluation reserves	987
Net income for the period	1,359
Shareholders' Equity	14,745
Subordinated liabilities	10,368

Breakdown of caption 120 "Share capital"

Shares (number)	
Ordinary	5,915,707,226
Saving	932,490,561
Total	6,848,197,787
including own ordinary shares	*319,214,748*

Shares have face value of 0.52 euro each.

Statutory reserves referred to:

Extraordinary reserve	61

Other reserves provided for in point d) referred to:

Reserve as per Legislative Decree 153/99	1,017
Concentration reserve (as per Art. 7, par. 3 of Law 218 of 30/7/1990)	232
Concentration reserve (as per Art. 7 of Law 218 of 30/7/1990)	302
Other reserves	34
Total	1,585

Revaluation reserves referred to:

Revaluation reserve (Law 413 of 30/12/1991)	379
Revaluation reserve (Law 72 of 19/3/1983)	143
Revaluation reserve (Law 408 of 29/12/1990)	7
Revaluation reserve (Law 576 of 2/12/1975)	3
Revaluation reserve (Law 170 of 18/3/1965)	-
Revaluation reserve (Law 342 of 22/11/2000)	455
Revaluation reserve (Law 74 of 11/2/1952)	-
Total	987

Changes in "Shareholders' equity"

	Share capital	Share premium reserve	Legal reserve	Reserve for own shares	Statutory reserves	Other reserves	Revaluation reserves	Net income for the period	Total Shareholders' equity
Balance as at 31st December 2002	3,561	5,764	773	980	155	1,588	987	12	13,820
Allocation of net income (Ordinary Shareholders' Meeting resolution of 16/4/2003)									
– dividends:									
• 0,013 euro to 932,490,561 saving shares								–12	–12
– distribution of the extraordinary reserve:									
• 0,015 euro to 932,490,561 saving shares					–14				–14
• 0,015 euro to 5,437,246,990 ordinary shares					–82				–82
– free assignment of 159,243,488 Banca Intesa ordinary shares to the Shareholders				–326					–326
Transfer to Reserve for own shares to mark to market book value		–361		361					-
Changes due to the merger of Intesa Formazione allocation of merger goodwill		1							1
Foreign exchange differences on foreign branches						–1			–1
Transfer to extraordinary reserve for closure of Abu Dhabi branch					2	–2			-
Net income for the period								1,359	1,359
Balance as at 31st December 2003	3,561	5,404	773	1,015	61	1,585	987	1,359	14,745

8.1 Capital and capital ratios

A. Total capital	
A1. Tier 1 capital	13,716
A2. Tier 2 capital	8,590
A3. items to be deducted	(1,105)
A4. Total capital	21,201
B. Capital requirements	
B1. credit risks	9,175
B2. market risks	649
including	
– trading portfolio risk (*)	*616*
– foreign exchange risk	*33*
B3. Tier 3 subordinated loans	647
B4. other capital requirements	157
B5. Total capital requirements	9,981
C. Risk-weighted assets and capital ratios	
C1. risk-weighted assets	142,589
C2. Tier 1 capital/Risk-weighted assets	9.62
C3. Total capital/Risk-weighted assets	15.32

(*) including 148 million euro related to capital ratios calculated applying the methodologies provided for by the "Internal Model".

Total capital used to calculate the ratio in subcaption C3. also includes Tier 3 subordinated loans.

Subordinated liabilities

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Countervalue (millions of euro) 31/12/03
Innovative equity instruments (Tier I):								
Subordinated bonds	8.01% fixed rate; as of 15th Jul 08 3-month Libor + 3.25%	yes	15th Jul 1998	N.A.	as of 15th Jul 2008	USD	200,000,000.00	159
Subordinated bonds	3-month Libor + 1.6%; as of 15th Jul 08 3-month Libor + 2.93%	yes	15th Jul 1998	N.A.	as of 15th Jul 2008	EUR	550,000,000.00	550
Subordinated bonds	8.25% fixed rate; as of 15th Jul 08 3-month Libor + 3.20%	yes	15th Jul 1998	N.A.	as of 15th Jul 2008	GBP	120,000,000.00	170
Subordinated deposit	6.988% fixed rate; as of 12th Jul 2011 3-month Euribor + 2.60%	yes	12th Jul 2001	N.A.	as of 12th Jul 2011	EUR	500,000,000.00	500
Total								1,379
Hybrid capital instruments (Upper Tier II):								
Subordinated bonds	3-month Libor + 0.87%	no	2nd Jan 1998	2nd Jan 2008	no	USD	500,000,000.00	396
Subordinated bonds	3-month Libor + 0.87%	no	2nd Jan 1998	2nd Jan 2008	no	ITL	200,000,000,000	103
Subordinated bonds	3-month Libor + 0.645%	no	10th Apr 1998	10th Apr 2008	no	ITL	250,000,000,000	129
Subordinated bonds	3-month Libor + 0.645%	no	10th Jun 1998	10th Jun 2008	no	ITL	800,000,000,000	413
Subordinated bonds	3-month Euribor + 0.65%	no	30th Jun 1998	30th Jun 2008	no	EUR	200,000,000.00	200
Subordinated bonds	5% fixed rate	no	29th Dec 1998	30th Dec 2008	no	ITL	495,000,000,000	256
Subordinated bonds	6-month Euribor + 0.70%	no	29th Dec 1998	30th Dec 2008	no	ITL	5,000,000,000	3
Subordinated bonds	6.4% fixed rate	no	30th Mar 1999	30th Mar 2029	as of 30th Mar 2004	EUR	150,000,000.00	150
Total								1,650
Eligible subordinated liabilities (Lower Tier 2):								
Subordinated certificates of deposit	8.25% fixed rate	no	15th Jul 1992	15th Jul 2007	no	USD	200,000,000.00	158
Subordinated bonds	3-month Libor + 0.25%	no	1st Feb 1996	1st Feb 2006	as of 1st Feb 2001	ITL	400,000,000,000	124
Subordinated bonds	3-month Euribor + 0.20%	no	1st Dec 1997	1st Dec 2007	as of 1st Dec 2002	ITL	800,000,000,000	331
Subordinated bonds	6-month Euribor	no	1st Jan 1998	1st Jan 2005	as of 1st Jul 1999	ITL	1,200,000,000,000	248
Subordinated bonds	3-month Libor	no	1st Feb 1998	1st Feb 2008	as of 1st Feb 2003	ITL	700,000,000,000	362
Subordinated bonds	3-month Libor	no	1st Jun 1998	1st Jun 2008	as of 1st Jun 2003	ITL	362,430,000,000	187
Subordinated bonds	5.15% fixed rate	no	9th Jun 1998	10th Jun 2008	no	ITL	100,000,000,000	52
Subordinated bonds	1st coupon: 8%; 2nd and 3rd:6.375%; for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3%-min 4.5%)	no	16th Jun 1998	17th Jun 2013	no	ITL	500,000,000,000	258
Subordinated bonds	Premium at maturity equal to the average variation of a number of indices and currency with a minimum 16%	no	30th Jun 1998	31st Jul 2006	no	ITL	300,000,000,000	155
Subordinated bonds	1st coupon: 8%, 2nd and 3rd: 6.375%, for the following coupons:13.8% minus 2times 12-month Libor (max 5.3%-min 4.5%)	no	30th Jun 1998	1st Jul 2013	no	ITL	200,000,000,000	103
Subordinated bonds	4.4% fixed rate	no	16th Nov 1998	17th Nov 2008	no	ITL	300,000,000,000	155
Subordinated bonds	4.4%fixed rate	no	9th Dec 1998	10th Dec 2008	no	ITL	200,000,000,000	103
Subordinated bonds	1st coupon: 8%. 2nd: 5% and 3rd: 4%, for the following coupons: 70% of 10-year euro swap mid rate	no	9th Mar 1999	9th Mar 2014	no	ITL	480,000,000,000	248
Subordinated bonds	1st coupon: 8%, 2nd: 5,5% and 3rd: 4%, for the following coupons: 65% of 10-year euro swap rate with a minimum of 4%	no	15th Jul 1999	15th Jul 2014	no	EUR	250,000,000.00	250
Subordinated bonds	5.3% fixed rate	no	22nd Oct 1999	1st Jan 2010	no	EUR	150,000,000.00	150
Subordinated bonds	4.70% fixed rate	no	15th Nov 1999	15th Nov 2006	no	EUR	104,000,000.00	104
Subordinated bonds	5.1% fixed rate	no	17th Nov 1999	17th Nov 2009	no	EUR	350,000,000.00	350

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Countervalue (millions of euro) 31/12/03
Subordinated bonds	4.9% fixed rate	no	23rd Nov 1999	1st Jan 2007	no	EUR	95,000,000.00	95
Subordinated bonds	5.2% fixed rate	no	07th Dec 1999	1st Jan 2010	no	EUR	90,000,000.00	90
Subordinated bonds	4.4% fixed rate	no	14th Dec 1999	14th Dec 2004	no	EUR	52,000,000.00	52
Subordinated time deposit	12-month Euribor + 0.01%	no	29th Dec 1999	29th Dec 2006	no	EUR	155,000,000.00	155
Subordinated time deposit	12-month Euribor + 0.01%	no	29th Dec 1999	29th Dec 2006	no	EUR	65,000,000.00	65
Subordinated time deposit	12-month Euribor + 0.01%	no	29th Dec 1999	29th Dec 2006	no	EUR	39,000,000.00	39
Subordinated time deposit	12-month Euribor + 0.01%	no	29th Dec 1999	29th Dec 2006	no	EUR	25,000,000.00	25
Subordinated bonds	5.3% fixed rate	no	21-Jan 2000	1st Jan 2010	no	EUR	100,000,000.00	100
Subordinated bonds	5.0% fixed rate	no	25-Jan 2000	1st Jan 2007	no	EUR	90,000,000.00	90
Subordinated bonds	4.70% fixed rate	no	11th Feb 2000	11th Feb 2007	no	EUR	104,000,000.00	104
Subordinated bonds	5.5% fixed rate	no	16-Feb 2000	1st Jan 2010	no	EUR	41,000,000.00	41
Subordinated bonds	5.2% fixed rate	no	16-Feb 2000	1st Jan 2007	no	EUR	59,000,000.00	59
Subordinated bonds	6.11% fixed rate; as of 23rd Feb 2005 97% of 30-year euro swap mid rate	no	23rd Feb 2000	23rd Feb 2015	no	EUR	65,000,000.00	65
Subordinated time deposit	12-month Euribor + 0.01%	no	23rd Mar 2000	23rd Mar 2007	no	EUR	41,000,000.00	41
Subordinated time deposit	12-month Euribor + 0.01%	no	23rd Mar 2000	23rd Mar 2007	no	EUR	15,000,000.00	15
Subordinated time deposit	12-month Euribor + 0.01%	no	23rd Mar 2000	23rd Mar 2007	no	EUR	52,000,000.00	52
Subordinated time deposit	12-month Euribor + 0.01%	no	23rd Mar 2000	23rd Mar 2007	no	EUR	15,000,000.00	15
Subordinated bonds	3-month Euribor + 0.65%; as of 8th Aug 2005 3-month Euribor +1.25%	yes	08th ago-2000	08th ago-2010	as of 8th ago-2005	EUR	150,000,000.00	150
Subordinated bonds	4.9% fixed rate; as of 5th Jan 2006 12-month Euribor	no	05th Jan 2001	05th Jan 2011	as of 5th Jan 2006	EUR	33,356,000.00	33
Subordinated bonds	1st year 4.9% fixed rate; as of 5th Jan 2002 2.10% (*) HCPI euro Area with 2.10% minimum limit	no	05th Jan 2001	05th Jan 2011	as of 5th Jan 2006	EUR	8,904,000.00	9
Subordinated bonds	92% of 30th-year euro swap mid rate; never lower than the preceding	no	12th Mar 2001	23rd Feb 2015	no	EUR	50,000,000.00	50
Subordinated bonds	5% fixed rate	no	09th Apr 2001	09th Apr 2007	no	EUR	991,225,000.00	991
Subordinated bonds	5.35% fixed rate	no	09th Apr 2001	09th Apr 2011	no	EUR	125,478,000.00	125
Subordinated bonds	5.20% fixed rate	no	15th Jan 2002	15th Jan 2012	no	EUR	265,771,000.00	266
Subordinated bonds	5.50% fixed rate	no	12th Apr 2002	12th Apr 2012	no	EUR	126,413,000.00	126
Subordinated bonds	5.85% fixed rate; as of 8th May 2009 3-month Euribor +1.25%	yes	8th May 2002	8th May 2014	as of 8th May 2009	EUR	500,000,000.00	500
Total								**6,691**
Subordinated liabilities to cover market risks not eligible to be included in shareholders' equity for supervisory purposes (Tier III):								
Subordinated bonds	6-month Euribor + 0.53%	no	10th Aug 2001	10 Aug 2004	no	EUR	200,000,000.00	200
Subordinated bonds	4.20% fixed rate	no	10th Oct 2001	10th Oct 2004	no	EUR	50,000,000.00	50
Subordinated bonds	4.00% fixed rate	no	10th Oct 2001	10th Oct 2004	no	EUR	78,771,000.00	79
Subordinated bonds	3.75% fixed rate	no	25th Oct 2001	25th Oct 2004	no	EUR	55,079,000.00	55
Subordinated bonds	3.80% fixed rate	no	27th Nov 2001	27th Nov 2004	no	EUR	264,387,000.00	264
Total								**648**
General total								**10,368**

Subordinated liabilities included time deposits of banks for 407 million euro.

SECTION 9 - OTHER LIABILITIES

9.1 Breakdown of caption 50 "Other liabilities"

Write-down of off-balance sheet contracts	10,526
Payments under execution	1,343
Transit items among branches	883
Options sold	735
Short selling on proprietary portfolio	636
Outstanding items with the clearing house	539
Items under processing	524
Adjustments for portfolio items to be settled	457
Amounts due to third parties	396
Due to suppliers	326
Liabilities connected to treasury services	268
Outstanding items for centralised procedures	294
Due to tax authorities	160
Due to Group companies	130
Amounts to be paid - deriving from securities transactions	145
Personnel expenses	91
Other amounts due for foreign exchange transactions	3
Other	261
Total	17,717

9.2 Breakdown of caption 60 "Accrued expenses and deferred income"

Accrued expenses	
Interest expense and similar charges on securities issued and subordinated liabilities	1,127
Differentials on off-balance sheet transactions	193
Interest expense and similar charges on amounts due to banks	111
Charges for repurchase agreements on securities	87
Interest expense and similar charges on amounts due to customers	23
Other	13
Total	1,554

Deferred income	
Differentials on off-balance sheet transactions	730
Commissions on guarantees and acceptances	33
Interest on discounted securities portfolio	14
Interest income and similar revenues on loans to customers	14
Other	18
Total	809

9.3 Adjustments for accrued income and prepaid expenses

The 2003 financial statements were prepared without applying the allowed treatment (Art. 12, par. 2 of Legislative Decree 87/92) of recording, where technically appropriate, accrued income and prepaid expenses directly to adjust related assets and liabilities. The sole exception is on zero-coupon bonds and certificates of deposit (or in any case bonds with one coupon paid at maturity) where accruals increase related liabilities.

SECTION 10 - GUARANTEES, COMMITMENTS AND CREDIT DERIVATIVES

10.1 Breakdown of caption 10 "Guarantees given"

a) Commercial guarantees	
– *acceptances*	*226*
– *endorsements and sureties*	*13,167*
– *documentary credits*	*1,116*
– *other commitments*	*24*
Total a)	14,533
b) Financial guarantees	
– *endorsements and sureties*	*6,582*
– *acceptances*	*42*
– *other commitments*	*143*
Total b)	6,767
c) Assets given as guarantee	–
Total	**21,300**

10.2 Breakdown of caption 20 "Commitments"

a) Commitments to lend funds, of certain use	
– *securities to be collected*	*599*
– *margins on irrevocably granted credit lines*	*74*
– *loans and deposits to be carried out with customers and banks*	*401*
– *purchases to be settled*	*–*
– *other commitments*	*200*
Total a)	1,274
b) Commitments to lend funds, of uncertain use	
– *margins on irrevocably granted credit lines*	*20,094*
– *sales of put options on securities*	*1,088*
– *other commitments*	*703*
Total b)	21,885
Total	**23,159**

Breakdown of caption 30 "Credit derivatives"

a) Protection sales in the "banking book"	1,123
– *with exchange of underlying asset*	*761*
– *without exchange of underlying asset*	*362*
b) Protection sales in the "trading book"	33,571
– *with exchange of underlying asset*	*12,412*
– *without exchange of underlying asset*	*21,159*
Total	**34,694**

10.3 Assets given as collateral of own debts

Securities in portfolio given as collateral of funding repurchase agreements	2,697
Securities given as collateral with the Bank of Italy to cover cheques	137
Credits given as collateral of financing received	1,007
Total	3,841

10.4 Undrawn credit lines

a) Central banks	326
b) Other banks	5
Total	331

10.5 Forward transactions

Type of transaction	Hedging	Trading	Other
1. Unsettled transactions	3,683	40,110	-
1.1 securities	-	1,824	-
- *purchases*	-	*599*	-
- *sales*	-	*1,225*	-
1.2 currencies	3,683	38,286	-
- *currency against currency*	*1,017*	*17,446*	-
- *purchases against euro*	*888*	*10,832*	-
- *sales against euro*	*1,778*	*10,008*	-
2. Deposits and loans	-	-	3,404
- *outflows*	-	-	*401*
- *inflows*	-	-	*3,003*
3. Derivative contracts	46,671	1,461,725	22,036
3.1 with exchange of underlying asset	2,575	13,683	475
a) securities	109	6,480	475
- *purchases*	-	*2,259*	*14*
- *sales*	*109*	*4,221*	*461*
b) currencies	2,466	7,203	-
- *currency against currency*	*510*	*1,157*	-
- *purchases against euro*	*1,504*	*3,428*	-
- *sales against euro*	*452*	*2,618*	-
c) other instruments	-	-	-
- *purchases*	-	-	-
- *sales*	-	-	-
3.2 without exchange of underlying asset	44,096	1,448,042	21,561
a) currencies	-	145	-
- *currency against currency*	-	-	-
- *purchases against euro*	-	*97*	-
- *sales against euro*	-	*48*	-
b) other instruments	44,096	1,447,897	21,561
- *purchases*	*30,534*	*688,601*	*7,525*
- *sales*	*13,562*	*759,296*	*14,036*
Total	50,354	1,501,835	25,440

With reference to the table above, it must be noted that:

- Section 3.2 b) includes purchases/sales of contracts that entail the exchange of indexed interest flows (basis swaps) for 5,720 million euro (hedging) and 31,790 million euro (trading);
- the column "Other" highlighted:
  - options implicit in structured bonds issued (21,561 million euro);
  - non-hedge derivatives in the investment portfolio (475 million euro).

Internal deals

Categories	Hedging		Trading	
	purchases	sales	purchases	sales
Purchases/sales of currency	4,371	4,518	4,518	4,371
Derivative contracts with exchange of underlying asset	616	51	51	616
Derivative contracts without exchange of underlying asset	94,884	87,070	87,070	94,884

Off-balance sheet hedges as at 31st December 2003 presented unaccounted capital losses of 308 million euro (net of capital gains of 30 million euro relative to internal deals). The aforementioned values referred to hedging of issued bonds and mortgages and hedging of unlisted securities in the investment and trading portfolio valued with the criterion of the lower between cost and market value.

10.6 Credit derivatives outstanding

Type of transaction	Trading	Banking
1. Protection purchases	27,452	6,010
1.1 physical settlement	12,095	221
– *Credit default swaps*	*12,095*	*196*
– *Credit-linked notes/loans*	-	*25*
1.2 cash settlement	15,357	5,789
– *Credit default swaps*	*14,635*	*5,777*
– *Credit default options*	*100*	–
– *Credit-linked notes/loans*	–	–
– *Total return swaps*	*622*	*12*
2. Protection sales	33,571	1,123
2.1 physical settlement	12,412	761
– *Credit default swaps*	*12,412*	*445*
– *Credit default options*	–	–
– *Credit-linked notes/loans*	–	*316*
2.2 cash settlement	21,159	362
– *Credit default swaps*	*20,714*	*347*
– *Credit default options*	–	–
– *Credit-linked notes/loans*	*65*	*15*
– *Total return swaps*	*380*	–
Total	61,023	7,133

SECTION 11 - CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

11.1 Large credit risks

a) Amount	4,432
b) Number	2

Large credit risks referred to exposures, in excess of 10% of the shareholders' equity for supervisory purposes, to "related groups of customers", weighted according to supervisory instructions in force.

11.2 Breakdown of loans to customers by borrower's economic sector

a) Governments	940
b) Other public entities	2,220
c) Non-financial companies	47,740
d) Financial institutions	31,575
e) Family-run businesses	6,272
f) Other	23,269
Total	112,016

Credit derivatives: distribution of guarantees received by principal sector of counterparty

	Trading	Banking
a) Governments	–	–
b) Other public entities	–	–
c) Banks	9,241	700
d) Non-financial companies	–	15
e) Financial institutions	18,212	5,295
f) Family-run businesses	–	–
g) Other	–	–
Total	27,453	6,010

11.3 Breakdown of loans to resident non-financial companies and family-run businesses

a) Other services	12,076
b) Wholesale and retail trade, recovery and repairs	7,926
c) Construction and public works	5,976
d) Energy products	2,055
e) Textiles, leather and footwear, clothing	2,012
f) Other sectors	18,608
Total	48,653

11.4 Breakdown of guarantees given by counterparty sector

a) Governments	7
b) Other public entities	59
c) Banks	3,112
d) Non-financial companies	13,847
e) Financial institutions	3,810
f) Family-run businesses	226
g) Other	239
Total	21,300

Credit derivatives: breakdown of guarantees given by category of "reference entity" (banking book)

a) Governments	–
b) Other public entities	–
c) Banks	177
d) Non-financial companies	823
e) Financial institutions	123
f) Family-run businesses	–
g) Other	–
Total	1,123

11.5 Assets and liabilities: breakdown by Country

Captions/Countries	Italy	Other EU Countries	Other Countries	Total
1. Assets				
1.1 due from banks	17,515	13,521	2,486	33,522
1.2 loans to customers	102,143	5,397	4,476	112,016
1.3 securities	6,880	6,433	5,194	18,507
Total	126,538	25,351	12,156	164,045
2. Liabilities				
2.1 due to banks	4,800	8,806	12,149	25,755
2.2 due to customers	71,707	2,728	2,487	76,922
2.3 securities issued	45,803	2,112	1,172	49,087
2.4 other	7,482	–	2,928	10,410
Total	129,792	13,646	18,736	162,174
3. Guarantees and commitments	29,084	27,210	22,859	79,153

11.6 Assets and liabilities: breakdown by maturity

Captions/Residual life	Specified maturity							Unspecified maturity	Total
	On demand	up to 3 months	between 3 and 12 months	between 1 and 5 years		over 5 years			
				fixed rate	floating rate	fixed rate	floating rate		
1. Assets									
1.1 treasury bills eligible for refinancing	-	119	110	984	20	124	-	-	1,357
1.2 due from banks	3,040	13,870	4,483	527	9,453	12	1,781	356	33,522
1.3 loans to customers	29,776	21,327	10,832	10,978	14,415	5,838	16,626	2,224	112,016
1.4 bonds and other debt securities	200	1,718	5,156	1,835	2,910	745	3,472	10	16,046
1.5 off-balance sheet transactions	127,090	555,461	575,031	115,914	31,478	58,360	2,239	-	1,465,573
Total	160,106	592,495	595,612	130,238	58,276	65,079	24,118	2,590	1,628,514
2. Liabilities									
2.1 due to banks	6,697	14,365	1,440	109	1,530	264	1,350	-	25,755
2.2 due to customers	63,335	11,801	339	56	300	1,013	-	78	76,922
2.3 securities issued									
– bonds	1,325	700	3,548	6,038	24,841	2,175	4,528	-	43,155
– certificates of deposit	76	3,244	843	298	420	16	10	-	4,907
– other securities	1,022	3	-	-	-	-	-	-	1,025
2.4 subordinated liabilities	124	114	820	2,854	2,292	1,423	2,741	-	10,368
2.5 off-balance sheet transactions	121,859	561,097	580,397	112,796	30,375	54,606	2,007	-	1,463,137
Total	194,438	591,324	587,387	122,151	59,758	59,497	10,636	78	1,625,269

11.7 Assets and liabilities denominated in foreign currencies

a) Assets	
1. due from banks	4,164
2. loans to customers	8,309
3. securities	6,747
4. equity investments	647
5. other	41
Total	19,908
b) Liabilities	
1. due to banks	11,205
2. due to customers	5,130
3. securities issued	3,200
4. other	883
Total	20,418

11.8 Securitisations

Securities portfolio deriving from securitisations

	Book value	Market value
Investment portfolio	169	170
Senior	–	–
Mezzanine	169	170
Junior	–	–
Trading portfolio	2,704	2,704
Senior	2,396	2,396
Mezzanine	233	233
Junior	75	75
Total	2,873	2,874
Senior	2,396	2,396
Mezzanine	402	403
Junior	75	75

Breakdown of securitised assets by type of underlying asset

	Securities portfolio - Book value			
	Senior	Mezzanine	Junior	Total
Land, industrial and public entities mortgages (*)	267	–	–	267
Credit card loans	–	168	–	168
Social security benefits	303			303
Mortgages	53	102	39	194
Loans	809	36	24	869
Loans and revolving credit facilities	–	57	–	57
Securities	164	17	7	188
Various assets	42	6	3	51
Leasing	22	7	–	29
Credit derivatives	–	9	2	11
Personal loans	17	–	–	17
Sub-total	1,677	402	75	2,154
Portfolio of 50 investment grade ABS securities subject to unitary management (**):				
ABS of ABS	20			20
Credit card loans	32			32
CDO Collateralized Debt Obligation	193			193
CLO Collateralized Loan Obligation	47			47
Home equity line of credit	108			108
Leasing	24			24
Mortgages	199			199
Loans	96			96
Sub-total	719	–	–	719
Total	2,396	402	75	2,873

(*) Securities originated in 2001 by the special purpose vehicles Diocleziano and Augusto for which the following details must be noted.

The agreements concluded by BCI and Unicredito with the purchasers of Fonspa, provided for the securitisation, via a special purpose vehicle, of a portfolio of land, residential, industrial and public entities loans, classified as performing. In compliance with the aforementioned agreements, Fonspa sold such loans to the company *Colombo* which, in turn identified two portions of the portfolio, that were sold to two other special purpose vehicles, named *Diocleziano* and *Augusto*. The latter proceeded – pursuant to Law 130/99 – to the issue of securities related to the underlying loans.

In particular, *Diocleziano* securitised land, industrial and public entities loans, while *Augusto* securitised residential mortgages which complied with the requirements set out by the Bank of Italy to achieve a weight of 50%.

Banca Intesa held in portfolio, as at 31st December 2003, securities issued by *Diocleziano* and *Augusto* for a total net value of 267 million euro.

(**) 99.3% protection of the credit risk of this portfolio has been acquired from a banking counterparty.

Breakdown of securitised assets by quality of underlying asset

	Securities portfolio - Book value			
	Senior	Mezzanine	Junior	Total
a) Originated underlying assets	9	165	40	214
doubtful loans	9	103	30	142
substandard loans	–	–	–	–
other	–	62	10	72
b) Third party underlying assets	2,387	237	35	2,659
doubtful loans	30	–	–	30
substandard loans	–	–	–	–
other	2,357	237	35	2,629
Total	2,396	402	75	2,873

Securitised assets underlying Junior securities

	Originated	Third party	Total
Doubtful loans	296	–	296
Substandard loans	–	–	–
Other	247	561	808
Total	543	561	1,104

Subordinated loans (related to securitisations)

	Special purpose vehicles	Amount
Originated underlying assets – other	Intesa Sec 2	124
Third party underlying assets – other	Colombo	7
Total		131

Adjustments/Write-backs to securities portfolio (deriving from securitisations)

	Adjustments	Write-backs
Senior	(29)	–
Mezzanine	(29)	1
Junior	(4)	12
Total	(62)	13

Equity stakes in special purpose vehicles

Name	Registered office	Stake
Intesa Lease Sec.	Milano	60%
Intesa Sec.	Milano	60%
Intesa Sec. 2	Milano	60%
Intesa Sec. Npl 2	Milano	60%
Augusto	Milano	5%
Colombo	Milano	5%
Diocleziano	Milano	5%

Servicer activities - Collections in the year

Servicer	Special purpose vehicles	Securitised assets	Amount
Intesa	Intesa Sec.	Performing mortgages	87
Intesa	Intesa Sec. 2	Performing residential mortgages	402
Total			489

The figures in the previous tables include 14 bonds related to securitisations originated by Banca Intesa which are listed in detail below:

Securities/Underlying assets	Senior			Mezzanine			Junior		
	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs
Mortgages									
Intesa Sec. Class C							8	8	
Doubtful mortgages									
Intesa Sec. Npl Class A	9	9							
Intesa Sec. Npl Class B				5	5				
Intesa Sec. Npl Class C				5	5				
Intesa Sec. Npl Class D				93	93	(25)			
Intesa Sec. Npl Class E							30	30	6
Loans and revolving credit facilities									
Verdi Synthetic Class A1				6	6				
Verdi Synthetic Class B1				10	10				
Verdi Synthetic Class C1				11	11				
Verdi Synthetic Class D1				24	24	(1)			
Verdi Synthetic Class D2				4	4				
Verdi Synthetic Class E4				2	2				
Credit derivatives									
Scala Synthetic 2 Class A				5	5	1			
Scala Synthetic 2 Class B							2	2	1
Total	9	9	-	165	165	(25)	40	40	7

The most significant securities held as investor refer to the following issues:

Securities/Underlying assets	Senior			Mezzanine			Junior		
	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs
Land, industrial and public entities mortgages									
Augusto Class A1	23	23	(3)						
Augusto Class A2	56	56	(2)						
Diocleziano Class A2	188	188	(12)						
Credit card loans									
Citibank Credit Card Class C1				79	80				
Social security benefits									
Soc. Cart. Crediti INPS Series 4	85	85							
Soc. Cart. Crediti INPS Series 4A	100	100							
Soc. Cart. Crediti INPS Series 5	113	113							
Loans									
Costantinus Eaton Vance							20	20	(2)
Hypo Real Estate Bank	103	103	(1)						
Securities									
Callidus Debt Partners Class A	53	53							
Sub-Total	721	721	(18)	79	80	-	20	20	(2)
Portfolio of 50 investment grade ABS securities subject to unitary management	719	719	-	-	-	-	-	-	-
Total	1,440	1,440	(18)	79	80	-	20	20	(2)

With the exclusion of securities listed above, the rest of the securities portfolio related to securitisations amounted to 1,120 million euro broken down in 85 securities.

Activities as arranger

In 2003 Banca Intesa acted as arranger in the following operations originated by third parties:

1. Securitisation of a portfolio of loans granted to various public entities by Cassa Depositi e Prestiti for a countervalue of 3,086 million euro. It was the first securitisation of this type conducted by Banca Intesa. The operation was organised by Banca Intesa as joint arranger with Banca IMI,UBS and Lehman Brothers.

2. Securitisation of a portfolio of trade receivables originated by Ducati Motor Holding S.p.A., for an overall countervalue of 43 million euro. The issue of the asset backed notes was used to reimburse completely the bridge financing disbursed on 30th December 2002 in favour of the SPV for the securitisation Ducati Desmo Finance 1 S.r.l.

3. Securitisation of a portfolio of leasing contracts originated by Iveco Finanziaria S.p.A., for an overall countervalue of 219.4 million euro.

4. Securitisation of a portfolio of personal loans originated by Iveco Finanziaria S.p.A., for an overall countervalue of 207.6 million euro.

5. Securitisation of a portfolio of trade receivables originated by Edison S.p.A., for an overall countervalue of 216.4 million euro.

The operations listed in points 2), 3), 4), and 5) were organised by Banca Intesa as sole arranger.

6. As part of the securitisation of a portfolio of trade receivables originated by Ducati Motor Holding S.p.A., concluded in the second half of 2003, a further securitisation was finalised on a portfolio of trade receivables originated by Ducati UK and Ducati Germany, for an overall countervalue of approximately 9.2 million euro. The purchase of such portfolio was financed using the cash accumulated by the SPV for the securitisation and therefore the securitisation did not require the issue of any further asset backed notes.

Operations originated in 2003

Bramante Plc.

In September 2003 Banca Intesa completed a synthetic securitisation operation called Bramante involving a 441.5 million euro loan granted to Telemaco Immobiliare S.r.l. in July 2002, guaranteed by
a mortgage on fifty-one real estate properties for commercial use.

The operation is aimed at providing an active and optimal management of the commercial real estate loan portfolio structured by Banca Intesa and transferring the whole credit risk to third investors, without withholding any security.

The operation was realised through a semi-funded synthetic structure. With this operation, Banca Intesa acquired protection on the whole amount lent to Telemaco Immobiliare via two credit default swaps:

- the first with Bramante Plc., a special purpose vehicle with registered office in Ireland, which issued five classes of credit linked notes each subordinated to the previous ones and,
- the second with Morgan Stanley & Co. International Ltd, guaranteed by Morgan Stanley (Aa3/A+), which sold protection on the Super Senior issue of 227.1 million euro.

Bramante is a vehicle entirely separate from Banca Intesa and the latter does not have any shareholding or representative in it.

Bramante issued five classes of notes on the market, at par. The following table shows the issues, which total 214.4 million euro (48.56% of the total loan), and are all rated with ratings assigned by Standard & Poor's ("S&P's") and Fitch.

Notes	Rating S&P's / Fitch	Amount	Total %	Return
Class A	AAA/AAA	30,000,000	6.80%	3-month Euribor + 40 b.p.
Class B	AA/AA-	54,100,000	12.30%	3-month Euribor + 65 b.p.
Class C	A/A-	46,400,000	10.50%	3-month Euribor + 95 b.p.
Class D	BBB/BBB	68,400,000	15.50%	3-month Euribor + 220 b.p.
Class E	BB/BB	15,500,000	3.50%	3-month Euribor + 570 b.p.

Issued securities have been offered exclusively to European and Italian institutional investors.

Each class of notes is subordinated to the previous ones and any losses relative to the loan granted to Telemaco will be assigned first to the more subordinated note class, class E, and then to the other classes, respectively, D, C, B, and A. If the losses should exceed 214.4 million euro, Banca Intesa will receive the remaining payment on the excess losses from Morgan Stanley & Co. International Ltd.

Proceeds from the issue of class A, B and C notes have been used to acquire Italian Government securities (the structure gives the possibility of investing the revenues in Government securities issued by an EU Country with a minimum rating equal to AA-/Aa3). Proceeds from Class D and E notes have been deposited in Banca Intesa's London branch.

Both the securities and the deposit have been pledged in favour of Banca Intesa as a guarantee for possible losses relative to the loan granted to Telemaco and, if there are no losses, in favour of investors. Liquidability and market risk of Government securities have been guaranteed via a repurchase agreement signed with Crédit Agricole Indosuez (rating A-1+/P1).

For the purpose of guaranteeing the return on issued notes, Banca Intesa pays an advanced premium to Bramante for the credit default swap, which enables the vehicle to honour its payment obligations.

The legal expiry of the operation is 31st July 2008 (one year after the legal expiry of the loan: 31st July 2007).

The loan granted to Telemaco Immobiliare is reimbursed with fixed instalments using the proceeds from the sale of the real estate assets in its portfolio. In particular, each time a real estate asset is sold, Telemaco must pay back to Banca Intesa the loan amount allocated to that asset plus a 12.5% premium.

Each time a real estate asset is sold the notes and the Super Senior issue are paid back on the basis of a "modified pro rata" mechanism applicable until the total amount outstanding is higher or equal to 50% of the initial securitised amount. In particular, following this mechanism, the premium is used to reimburse pro quota the investors holding the Super Senior issue and class A notes and, if these tranches have been completely reimbursed, to reimburse first the B issue, then the C, then the D issue and, last, the E issue. The allocated loan amount is used to simultaneously reimburse pro quota all issues outstanding in proportion to the initial weight of each class on the securitised amount.

When the residual loan amount becomes lower than 50% of the securitised loan the reimbursement mechanism will become sequential and, thus, also the allocated loan amount will be used to reimburse first the more senior issues (Super Senior and A issue) and then, when these have been completely reimbursed, more subordinated issues.

The structure of the C issue entails that it will not start being reimbursed before 8th May 2005. Only as of 8th May 2005, in fact, the reimbursements cumulated and provisioned in previous periods will be used to reimburse class C securities.

In the operation Banca Intesa acted as originator and sole arranger, Morgan Stanley was sole bookrunner and co-lead manager and Caboto was co-lead manager.

SECTION 12 - MANAGEMENT AND TRADING ON BEHALF OF THIRD PARTIES

12.1 Dealing in securities

During 2003 no dealing in securities on behalf of third parties was carried out by the Bank, but solely purchases and sales on own behalf and acceptance of trading instructions.
It must be noted that in 2003 the countervalue of purchase instructions was 27,816 million euro for securities and 26,566 million euro for financial derivatives; countervalue of sales instructions was 24,539 million euro and 26,944 million euro, respectively.

12.2 Portfolio management

1. Securities issued by the reporting bank	190
2. Other securities	19,506
Total	19,696

The figure is net of cash equivalents on individual portfolio schemes which amounted to 1,407 million euro.
Considering individual management schemes delegated by other banks, portfolio management totalled 908 million euro.
Banca Intesa does not provide any guaranteed portfolio management schemes.

12.3 Custody and administration of securities

a) Third parties securities held in deposit (excluding individual portfolio management schemes)	393,924
1. securities issued by the reporting bank	*36,933*
2. other securities	*356,991*
b) Third parties securities deposited with third parties	316,217
c) Portfolio securities deposited with third parties	20,127

12.4 Collection of receivables on behalf of third parties: adjustments to assets and liabilities

a) Debit	23,210
1. current accounts	*542*
2. non-matured loan portfolio	*16,900*
3. cash	*11*
4. other accounts	*5,757*
b) Credit	23,329
1. current accounts	*1,378*
2. third party bills and documents	*21,951*
3. other accounts	-

12.5 Other transactions

Other banks' participation in syndicated loans	
– cash loans	13,301
– guarantees and commitments	3,154
Total	16,455
Trading on behalf of third parties	72,426

Part C - Information regarding the Parent Company's statement of income

SECTION 1 - INTEREST

1.1 Breakdown of caption 10 "Interest income and similar revenues"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) On amounts due from banks	1,085	1,468	-383	-26.1	1,480
including					
- deposits with central banks	*37*	*61*	*-24*	*-39.3*	*61*
b) On loans to customers	5,245	6,332	-1,087	-17.2	6,332
including					
- loans using public funds under administration	-	-	-		-
c) On debt securities	702	952	-250	-26.3	952
d) Other interest income	24	30	-6	-20.0	30
e) Positive differentials on hedge transactions	-	-	-		-
Total caption 10 Statement of income	7,056	8,782	-1,726	-19.7	8,794
Leasing Instalments (transfer from caption 70)	-	277	-277		277
Value adjustments on leased assets (transfer from caption 90)	-	-239	-239		-239
Total caption 10 Reclassified statement of income	7,056	8,820	-1,764	-20.0	8,832

1.2 Breakdown of caption 20 "Interest expense and similar charges"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) On amounts due to banks	889	1,518	-629	-41.4	1,518
b) On amounts due to customers	943	1,391	-448	-32.2	1,391
c) On securities issued	1,490	1,692	-202	-11.9	1,692
including					
- on certificates of deposit	*182*	*260*	*-78*	*-30.0*	*260*
d) On public funds under administration	-	-	-		-
e) On subordinated liabilities	476	523	-47	-9.0	523
f) Negative differentials on hedge transactions	230	353	-123	-34.8	353
Total caption 20 Statement of income	4,028	5,477	-1,449	-26.5	5,477
Amounts reclassified in caption 30 with economically-related income and charges	-88	-94	-6	-6.4	-94
Total caption 20 Reclassified statement of income	3,940	5,383	-1,443	-26.8	5,383

The difference between interest expense on securities issued (letter c) and the analogous "including on securities issued" of caption 20 of the statement of income was reclassified for 401 million euro in letter e) "interest expense on subordinated liabilities" and for 120 million euro, relative to bonds underwritten by subsidiary banks in letter a) "interest expense on amounts due to banks".

1.3 Analysis of caption 10 "Interest income and similar revenues"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
a) On foreign currency assets	687	1,244	-557	-44.8	1,244

1.4 Analysis of caption 20 "Interest expense and similar charges"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
a) On foreign currency liabilities	495	1,003	-508	-50.6	1,003

Net interest: reconciliation with the reclassified statement of income

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
Total interest income	7,056	8,782	-1,726	-19.7	8,794
Total interest expense	-4,028	-5,477	-1,449	-26.5	-5,477
Net interest	3,028	3,305	-277	-8.4	3,317
Amounts related to interest expense reclassified in caption 30 with economically-related income and charges	88	94	-6	-6.4	94
Leasing instalments (transfer from caption 70)	-	277	-277		277
Value adjustments on leased assets (transfer from caption 90)	-	-239	-239		-239
Net interest income Reclassified statement of income	3,116	3,437	-321	-9.3	3,449

Breakdown of caption 30 "Dividends and other revenues"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Dividends accrued	482	418	64	15.3	638
– *Intesa Riscossione Tributi*	*89*	*8*	*81*		*13*
– *Caboto Sim*	*65*	*15*	*50*		*24*
– *Cassa di Risparmio di Parma e Piacenza*	*40*	*130*	*–90*	*–69.2*	*203*
– *Banca Intesa Mediocredito*	*40*	*44*	*–4*	*–9.1*	*68*
– *Intesa Holding Asset Management SGR*	*35*	*60*	*–25*	*–41.7*	*94*
– *Banca Popolare FriulAdria*	*26*	*23*	*3*	*13.0*	*36*
– *Intesa Mediofactoring*	*25*	*20*	*5*	*25.0*	*31*
– *Intesa Leasing*	*25*	*16*	*9*	*56.3*	*25*
– *Intesa Investimenti*	*24*	–	*24*		–
– *Setefi*	*20*	*20*	–	–	*30*
– *Intesa Holding Centro*	*20*	*12*	*8*	*66.7*	*19*
– *Nextra Investment Management SGR*	*17*	*16*	*1*	*6.3*	*26*
– *Intesa Bank Ireland Plc*	*16*	–	*16*		–
– *Magazzini Generali Fiduciari Cariplo*	*16*	*1*	*15*		–
– *Banca Intesa (France)*	*9*	*26*	*–17*	*–65.4*	*25*
– *Cassa di Risparmio di Biella e Vercelli*	*7*	*13*	*–6*	*–46.2*	*20*
– *Finanziaria Banca di Trento e Bolzano*	*4*	*4*	–	–	*7*
– *Intesa Fiduciaria SIM*	*1*	*2*	*–1*	*–50.0*	*3*
– *Cassa di Risparmio di Terni e Narni*	–	*5*	*–5*		*8*
– *other equity investments*	*3*	*3*	–	–	*6*
Dividends collected	332	633	–301	–47.6	633
– *dividends on shares*	216	518	*–302*	*–58.3*	*518*
– *Banco Sudameris Brasil*	*28*	–	*28*		–
– *Banca d'Italia*	*15*	*15*	–	–	*15*
– *Intesa Holding Asset Management SGR*	*12*	–	*12*		–
– *Banco Comercial Portugues*	*11*	*17*	*–6*	*–35.3*	*17*
– *Assiba*	*9*	*14*	*–5*	*–35.7*	*14*
– *Credit Lyonnais*	–	*11*	*–11*		*11*
– *Banca Carime*	–	*10*	*–10*		*10*
– *Other companies*	41	48	*–7*	*–14.6*	*48*
Total caption 30 Statement of income	**814**	**1,051**	**–237**	**–22.5**	**1,271**
Dividends on structured share portfolio (transfer to caption 60)	–115	–393	–278	–70.7	–393
Differentials on economically-related hedge transactions connected to revenues on shares in the trading portfolio (transfer to caption 20)	–88	–94	–6	–6.4	–94
Total caption 30 Reclassified statement of income	**611**	**564**	**47**	**8.3**	**784**

SECTION 2 - COMMISSIONS

2.1 Breakdown of caption 40 "Commission income"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Guarantees given	125	126	-1	-0.8	126
b) Credit derivatives	4	11	-7	-63.6	11
c) Management, dealing and consultancy services:	911	946	-35	-3.7	942
1. dealing in securities	-	-	-		-
2. dealing in currencies	*43*	*51*	*-8*	*-15.7*	*51*
3. portfolio management	*84*	*104*	*-20*	*-19.2*	*104*
3.1 individual	*84*	*104*	*-20*	*-19.2*	*104*
3.2 collective	-	-	-		-
4. custody and administration of securities	*66*	*55*	*11*	*20.0*	*55*
5. depositary bank	*82*	*72*	*10*	*13.9*	*72*
6. placement of securities	*441*	*490*	*-49*	*-10.0*	*486*
7. acceptance of trading instructions	*59*	*62*	*-3*	*-4.8*	*62*
8. consultancy services	*1*	-	*1*		-
9. distribution of third party service	*135*	*112*	*23*	*20.5*	*112*
9.1 portfolio management	18	28	*-10*	*-35.7*	*28*
a) individual	*18*	*28*	*-10*	*-35.7*	*28*
b) collective	-	-	-		-
9.2 insurance products	*93*	*66*	*27*	*40.9*	*66*
9.3 other products	*24*	*18*	*6*	*33.3*	*18*
d) Collection and payment services	295	299	-4	-1.3	299
e) Servicing related to securitisations	2	1	1		1
f) Tax collection services	-	-	-		-
g) Other services	945	820	125	15.2	824
- fees on current accounts	*512*	*462*	*50*	*10.8*	462
- fees on credit and debit cards	*171*	*173*	*-2*	*-1.2*	173
- recovery of expenses for communications with customers	*47*	*50*	*-3*	*-6.0*	50
- medium- and long-term lending and project financing transactions	*104*	*44*	*60*		44
- other	*111*	*91*	*20*	*22.0*	95
Total	2,282	2,203	79	3.6	2,203

2.2 Analysis of caption 40 "Commission income"- "Distribution channels of products and services offered"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Group branches	652	694	-42	-6.1	690
1. portfolio management (*)	*76*	*92*	*-16*	*-17.4*	*92*
2. placement of securities	*441*	*490*	*-49*	*-10.0*	*486*
3. third party services and products	*135*	*112*	23		*112*
b) "Door-to-door" sales	-	-	-		-
1. portfolio management	-	-	-		-
2. placement of securities	-	-	-		-
3. third party services and products	-	-	-		-
Total	652	694	-42	-6.1	690

(*) The amount does not include commissions recognised by Nextra Investment Management on delegated individual portfolio management schemes and reversed to the Saving banks belonging to Intesa Holding Centro.

2.3 Breakdown of caption 50 "Commission expense"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
a) Guarantees received	11	7	4	57.1	7
b) Credit derivatives	39	29	10	34.5	29
c) Management, dealing	54	74	–20	–27.0	74
1. dealing in securities	*14*	*19*	*–5*	*–26.3*	*19*
2. dealing in currencies	*4*	*6*	*–2*	*–33.3*	*6*
3. portfolio management	*11*	*16*	*–5*	*–31.3*	*16*
3.1 own customers	*3*	*4*	*–1*	*–25.0*	*4*
3.2 delegated	*8*	*12*	*–4*	*–33.3*	*12*
4. custody and administration of securities	*18*	*22*	*–4*	*–18.2*	*22*
5. placement of securities	*7*	*11*	*–4*	*–36.4*	*11*
6. "door-to-door" sale of securities, financial products and services	*–*	*–*	*–*		*–*
d) Collection and payment services	94	104	–10	–9.6	104
e) Other services	111	102	9	8.8	102
– Fees on credit and debit cards	*53*	*55*	*–2*	*–3.6*	*55*
– relations with banks	*3*	*5*	*–2*	*–40.0*	*5*
– commissions paid to brokers for treasury transactions	*2*	*3*	*–1*	*–33.3*	*3*
– other	*53*	*39*	*14*	*35.9*	*39*
Total	309	316	–7	–2.2	316

SECTION 3 - PROFITS AND LOSSES ON FINANCIAL TRANSACTIONS

3.1 Breakdown of caption 60 "Profits (Losses) on financial transactions"

Captions/Transactions	2003			
	Securities	Currencies	Other	Total
A.1 Revaluations	274	xxx	1,747	2,021
A.2 Write-downs	–151	xxx	–2,084	–2,235
B. Other profits (losses)	25	46	465	536
Total caption 60 - Statement of income	148	46	128	322
Dividends on structured share portfolio (transfer from caption 30)	15	–	–	115
Reclassification of transactions on securities (transfer to caption 180)	–35	–	–	–35
Reclassification of transactions on currencies (transfer to caption 190)	–	8	–	8
Total caption 60 Reclassified statement of income	228	54	128	410

Captions/Transactions	2002			
	Securities	Currencies	Other	Total
A.1 Revaluations	405	xxx	549	954
A.2 Write-downs	–160	xxx	–558	–718
B. Other profits (losses)	–266	44	–95	–317
Total caption 60 - Statement of income	–21	44	–104	–81
Dividends on structured share portfolio (transfer from caption 30)	393	–	–	393
Reclassification of transactions on securities (transfer to caption 180)	–350	–	–	–350
Total caption 60 Reclassified statement of income	22	44	–104	–38

Captions/Transactions	2002 not restated			
	Securities	Currencies	Other	Total
A.1 Revaluations	405	xxx	549	954
A.2 Write-downs	–160	xxx	–558	–718
B. Other profits (losses)	–266	44	–95	–317
Total caption 60 - Statement of income	–21	44	–104	–81
Dividends on structured share portfolio (transfer from caption 30)	393	–	–	393
Reclassification of transactions on securities (transfer to caption 180)	–350	–	–	–350
Total caption 60 Reclassified statement of income	22	44	–104	–38

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
1. Government bonds	17	24	–7	–29.2	24
2. Other debt securities	–57	–17	40		–17
3. Shares, quotas and other forms of capital	181	87	94		87
4. Security derivatives	87	–72	159		–72
Total	228	22	206		22

SECTION 4 - ADMINISTRATIVE COSTS

4.1 Average number of employees by categories

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
a) Managers	609	675	-66	-9.8	667
b) 3rd and 4th level officers	5,370	5,842	-472	-8.1	5,736
c) Other employees	27,960	28,881	-921	-3.2	28,124
Total	33,939	35,398	-1,459	-4.1	34,527

Number of employees by categories (figures as at 31st December)

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
a) Managers	551	666	-115	-17.3	651
b) 3rd and 4th level officers	4,905	5,834	-929	-15.9	5,623
c) Other employees	26,864	29,056	-2,192	-7.5	27,540
Total	32,320	35,556	-3,236	-9.1	33,814

a) Payroll

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
Payroll					
- *wages and salaries*	*1,486*	*1,512*	*-26*	*-1.7*	*1,512*
- *social security charges*	*419*	*403*	*16*	*4.0*	*403*
- *other*	*59*	*62*	*-3*	*-4.8*	*62*
- *termination indemnities*	*115*	*122*	*-7*	*-5.7*	*122*
- *pensions and similar commitments*	*77*	*74*	*3*	*4.1*	*74*
Total caption 80 a) - Statement of income	2,156	2,173	-17	-0.8	2,173
Recovery of costs for seconded personnel (transfer from caption 70)	-41	-76	-35	-46.1	-76
Invoicing of costs for seconded personnel (transfer from caption 80b)	8	10	-2	-20.0	10
ISS effect on personnel costs (transfer from caption 80b)	-	108	-108		-
Total caption 80 a) Reclassified statement of income	2,123	2,215	-92	-4.2	2,107

b) Other

	2003			2002 pro forma			Changes (a)/(b)		2002
	Direct costs	Charged to Intesa Sistemi e Servizi	Total (a)	Direct costs	Charged to Intesa Sistemi e Servizi	Total (b)	amount	%	not restated
Taxes and duties									
– *stamp duties*	*154*	–	*154*	*162*	–	*162*	*–8*	*–4.9*	*162*
– *local taxes*	*16*	–	*16*	*22*	–	*22*	*–6*	*–27.3*	*22*
– *tax on stock exchange contracts*	*2*	–	*2*	*2*	–	*2*	–	–	*2*
– *other*	*39*	–	*39*	*39*	–	*39*	–	–	*39*
Total taxes and duties	211	–	211	225	–	225	–14	–6.2	225
Management of real estate assets	165	12	177	150	39	189	–12	–6.3	155
Expenses for consulting and professional fees	76	1	77	66	2	68	9	13.2	117
Expenses for outsourcing IT systems	–	134	134	–	118	118	16	13.6	69
Expenses for maintenance of IT systems	2	66	68	2	66	68	–	–	68
Training expenses and other personnel costs	62	2	64	54	8	62	2	3.2	73
Telephonic, teletransmission and transmission expenses	4	54	58	5	55	60	–2	–3.3	60
Transport and other connected services	42	–	42	10	48	58	–16	–27.6	58
Postal and telegraphic expenses	50	–	50	31	24	55	–5	–9.1	55
Rental of IT systems	–	58	58	1	46	47	11	23.4	47
Expenses for maintenance of furniture and machines	20	–	20	11	2	13	7	53.8	47
Lighting, central heating and air conditioning	42	2	44	42	2	44	–	–	44
Expenses for other third-party services	11	23	34	12	30	42	–8	–19.0	42
Services received from Group companies	48								
Advertising and promotional expenses	30	2	50	39	–	39	11	28.2	39
Security services	25	–	30	39	–	39	–9	–23.1	39
Legal expenses	37	1	26	15	23	38	–12	–31.6	38
Printing, stationery, consumables and		–	37	36	–	36	1	2.8	36
publications	23	–	23	30	2	32	–9	–28.1	32
Cleaning expenses	25	1	26	1	27	28	–2	–7.1	28
Insurance premiums	22	1	23	25	1	26	–3	–11.5	26
Expenses for data storage and document processing outsourcing services	19	–	19	7	9	16	3	18.8	16
Information expenses	17	–	17	14	–	14	3	21.4	14
Other rentals	15	–	15	3	9	12	3	25.0	12
Compensation to Directors and Statutory Auditors	3	–	3	3	–	3	–	–	3
Invoicing of costs of Intesa Sistemi Servizi	693	–693	–	915	–915	–	–		–
Other	25	–	25	38	10	48	–23	–47.9	37
Payroll [*]	–	*81*	81	–	*190*	190	–109	–57.4	190
Depreciation [*]	–	*255*	255	–	*204*	204	51	25.0	204
Total caption 80 b) Statement of income	1,667	–	1,667	1,774	–	1,774	–107	–6.0	1,774
Gross returns on investment of the allowances for pensions	(2)	–	(2)	(2)	–	(2)	–	–	(2)
Allocation of net returns on investment of the allowances for pensions	2	–	2	2	–	2	–	–	2
Recovery of costs for seconded personnel (to caption 80a)	–8	–	–8	–10	–	–10	–2	–20.0	–10
ISS effect on personnel costs (to caption 80a)	–	–	–	–108	–	–108	–108		–
Total caption 80 b) Reclassified statement of income	1,659	–	1,659	1,656	–	1,656	3	0.2	1,764

[*] Captions include estimated Intesa Sistemi e Servizi's estimated personnel costs and depreciation.

In the table above the services invoiced by Intesa Sistemi e Servizi (693 million euro in 2003 and 915 million euro in 2002) are recorded in expense captions considering the service rendered; the internal costs of the same company, namely personnel costs and depreciation, are also included.

SECTION 5 - ADJUSTMENTS, WRITE-BACKS AND PROVISIONS

Breakdown of caption 65 "Gross returns on investment of the allowances for pensions and similar commitments"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Interest income and similar revenues	2	2	–	–	2
Dividends and other revenues	–	–	–		–
Total	2	2	–	–	2

Breakdown of caption 85 "Allocation of net returns on investment of the allowances for pensions and similar commitments"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Allocation of its net income to the "Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo"	2	2	–	–	2
Total	2	2	–	–	2

Breakdown of caption 90 "Adjustments to fixed assets and intangibles"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Intangibles					
– *improvement to rented assets*	*18*	*19*	*–1*	*–5.3*	*19*
– *goodwill*	*9*	*9*	–	–	*9*
– *charges for legal entity changes*	*6*	*11*	*–5*	*–45.5*	*11*
– *charges for share capital increase*	*2*	*9*	*–7*	*–77.8*	*9*
– *software*	*3*	*3*	–	–	*3*
– *commissions on placement of subordinated liabilities*	–	*4*	*–4*		*4*
– *other*	*1*	*3*	*–2*	*–66.7*	*3*
	39	58	–19	–32.8	58
b) Fixed assets					
– *real estate*	*62*	*206*	*–144*	*–69.9*	*206*
– *machines and equipment*	*25*	*119*	*–94*	*–79.0*	*119*
– *furniture and fittings*	*12*	*20*	*–8*	*–40.0*	*20*
	99	345	–246	–71.3	345
Total caption 90 Statement of Income	138	403	–265	–65.8	403
Leased assets:					
– *real estate*	–	*–142*	*–142*		*–142*
– *machines and equipment*	–	*–91*	*–91*		*–91*
– *furniture*	–	*–6*	*–6*		*–6*
	–	–239	–239		–239
Total caption 90 Reclassified statement of income	138	164	–26	–15.9	164

Breakdown of caption 100 "Provisions for risks and charges"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Provisions to cover					
– *legal disputes*	*15*	–	*15*		–
– *counterparty risk in financial derivatives*	*1*	–	*1*		–
– *future charges on equity investments*	*12*	*124*	*–112*	*–90.3*	*124*
– *other*	*36*	–	*36*		–
Total	64	124	–60	–48.4	124

5.1 Breakdown of caption 120 "Adjustments to loans and provisions for guarantees and commitments"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
a) Adjustments to loans	1,069	1,681	–612	–36.4	1,681
including					
– *adjustments to doubtful loans*	*489*	*613*	*–124*	*–20.2*	*613*
– *adjustments to substandard loans*	*460*	*832*	*–372*	*–44.7*	*832*
– *adjustments to restructured loans and loans under restructuring*	*14*	*108*	*–94*	*–87.0*	*108*
– *lump-sum adjustments for Country risk*	*23*	*6*	*17*		*6*
– *other lump-sum adjustments*	*83*	*122*	*–39*	*–32.0*	*122*
b) Provisions for guarantees and commitments	73	107	–34	–31.8	107
Total caption 120 Statement of income	1,142	1,788	–646	–36.1	1,788
Reclassification of gains on securities (transfer from caption 60)	–	–	–		–
Reclassification of income on options (transfer from caption 70)	–	–16	–16		–16
Reclassification related to adjustments to restructured loans (transfer from caption 130)	–	–81	–81		–81
Total caption 120 Reclassified statement of income	1,142	1,691	–549	–32.5	1,691

Breakdown of caption 130 "Write-back of adjustments to loans and provisions for guarantees and commitments"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
Write-back of adjustments to loans written down in previous years	338	362	-24	-6.6	362
including					
- *write-back of adjustments to doubtful loans*	*143*	*232*	*-89*	*-38.4*	*232*
- *write-back of adjustments to substandard loans*	*163*	*85*	*78*	*91.8*	*85*
- *write-back of adjustments to restructured loans and loans under restructuring*	*1*	*15*	*-14*	*-93.3*	*15*
- *lump-sum write-back for Country risk*	*10*	*23*	*-13*	*-56.5*	*23*
- *other lump-sum write-backs*	*21*	*7*	*14*		*7*
Write-back to provisions for guarantees and commitments	41	26	15	57.7	26
Total caption 130 Statement of income	379	388	-9	-2.3	388
Reclassification related to adjustments to restructured loans (transfer to caption 120)	-	-81	-81		-81
Total caption 130 Reclassified statement of income	379	307	72	23.5	307

Breakdown of caption 140 "Provisions for possible loan losses"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
Provisions in the period					
- principal	-	-	-		-
- overdue interest	-	-	-		-
Total	-	-	-		-

Breakdown of caption 150 "Adjustments to financial fixed assets"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
Adjustments to					
- equity investments in Group companies	234	1,053	-819	-77.8	1,053
- other equity investments	85	160	-75	-46.9	160
- investment portfolio	-	18	-18		18
Total	319	1,231	-912	-74.1	1,231

Breakdown of caption 160 "Write–back of financial fixed assets"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Write-backs on					
– equity investments in Group companies	60	2	58	–94.1	2
– other equity investments	1	17	–16		17
– investment portfolio	–	2	–2		2
Total	61	21	40		21

SECTION 6 - OTHER STATEMENT OF INCOME CAPTIONS

6.1 Breakdown of caption 70 "Other operating income"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
Recovery of taxes and duties	167	172	-5	-2.9	172
Recovery of costs for seconded personnel	41	76	-35	-46.1	76
Income on loan sales	30	–	30		–
Options exercised relative to index-linked securities	29	–	29		–
Capital gains on disposal of merchant banking equity investments	28	8	20		8
Recovery for services rendered to Group companies	25	13	12	92.3	13
Rentals and recovery of expenses	14	29	-15	-51.7	29
Recovery of legal expenses	8	8	–	–	8
Recovery of insurance costs	7	3	4		3
Income on securitisations	4	85	-81	-95.3	85
Leasing instalments					
Income on options	–	277	-277		277
Capital gains on sale of leased goods	–	16	-16		16
Other operating income	–	2	-2		–
	26	11	15		13
Total caption 70 Statement of income	**379**	**700**	**-321**	**-45.9**	**700**
Recovery of costs for seconded personnel (transfer to caption 80a)	-41	-76	-35	-46.1	-76
Leasing instalments (transfer to caption 10)	–	-277	-277		-277
Reclassification of income on options (transfer to caption 120)	–	-16	-16		-16
Total caption 70 Reclassified statement of income	**338**	**331**	**7**	**2.1**	**331**

6.2 Breakdown of caption 110 "Other operating expenses"

	2003	2002 pro forma	Changes		2002 not restated
			amount	%	
Options exercised relative to index-linked securities	29	–	29		–
Capital gains on disposal of merchant banking equity investments	10	2	8		–
Charges on hedge equity swaps	7	–	7		–
Charges on securitisation of mortgaged loans	1	12	-11	-91.7	12
Leasing	1	6	-5	-83.3	6
Charges for advance termination of hedging derivatives	9	–			
Other	1	5	-4	-80.0	7
Total	**58**	**25**	**33**		**25**

6.3 Breakdown of caption 180 "Extraordinary income"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Capital gains on the sale of equity investments	373	240	133	55.4	240
Valuation treasury shares/Capital gains on *Warrants Put IntesaBci* not exercised	361	1	360		–
Capital gains on sale of other assets					
– *real estate assets*	*257*	*299*	*–42*	*–14.0*	*299*
– *other assets*	*1*	*1*	*0*	–	*1*
	258	300	–42	–14.0	300
Out-of-period income and amounts not payable					
– *cheques prescribed*	*23*	*4*	*19*		*4*
– *reimbursement of taxes of previous years*	*20*	–	*20*		–
– *reimbursements from suppliers*	*15*	*16*	*–1*	*–6.3*	*16*
– *adjustments to commissions/charges*	*10*	*30*	*–20*	*–66.7*	*30*
– *advance termination of rental contracts*	–	*19*	*–19*		*19*
– *other*	*24*	*61*	*–37*	*–60.7*	*62*
	92	130	–38	–29.2	131
Positive differentials on hedge contracts	70	–	70		–
Valuation of commitment for the sale of Carinord 2	31	–	31		–
Capital gains on the sale of investment securities	17	5	12		5
Valuation of commitment for the sale of Banco di Chiavari	–	263	–263		263
Recalculation of taxes 2000 (DIT)	–	19	–19		19
Reversal of allowance for possible loan losses	–	16	–16		16
Total caption 180 Statement of income	1,202	974	228	23.4	974
Reclassification securities transactions (transfer from caption 60)	35	350	–315	–90.0	350
Total caption 180 Reclassified statement of income	1,237	1,324	–87	–6.6	1,324

6.4 Breakdown of caption 190 "Extraordinary charges"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
Solidarity allowance as per Ministerial Decree 158/2000	250	400	–150	–37.5	400
Losses on sale of equity investments	144	1	143		1
Charges for corporate reorganisation and charges on sale of equity investments	129	136	–7	–5.1	136
Negative differentials on hedge derivative contracts	103	–	103		–
Out-of-period expense and amounts not collectable					
– *adjustments to commission expense/charges*	*38*	*20*	*18*	*90.0*	*20*
– *out-of-period invoices and payments*	*21*	*26*	*–5*	*–19.2*	*26*
– *items to be reconciliated*	*5*	*2*	*3*		*2*
– *burglaries and robberies*	*4*	*2*	*2*		*2*
– *price adjustment on sale of branches*	*–*	*12*	*–12*		*12*
– *other*	*30*	*33*	*–3*	*–9.1*	*33*
	98	95	3	3	95
Charges for litigations and provisions for customer restoration	54	7	47		7
Losses on sale of assets	1	2	–1	–50.0	2
Losses on sale of investment securities	–	10	–10		10
Valuation treasury shares	–	437	–437		437
Total caption 190 Statement of income	**779**	**1,088**	**–309**	**–28.4**	**1,088**
Reclassification of transactions in foreign currencies hedge sale of equity investments (transfer from caption 60)	8	–	8		–
Total caption 190 Reclassified statement of income	**787**	**1,088**	**–301**	**–27.7**	**1,088**

6.5 Breakdown of caption 220 "Income taxes"

	2003	2002 pro forma	Changes amount	Changes %	2002 not restated
1. Current taxes (–)	–425	–45	380		–57
2. Changes in deferred tax assets (+/–)	–346	176	–522		176
3. Changes in deferred tax liabilities (–/+)	295	242	53	21.9	22
4. Income taxes for the period (–1+/–2/+3)	**–476**	**373**	**–849**		**141**

SECTION 7 - OTHER INFORMATION REGARDING THE STATEMENT OF INCOME

7.1 Geographic breakdown of revenues

Revenues	Italy	Other EU Countries	Other Countries	Total
10 Interest income and similar revenues	6,354	507	195	7,056
30 Dividends and other revenues	804	8	2	814
40 Commission income	2,220	25	37	2,282
60 Profits (Losses) on financial transactions	316	5	1	322
70 Other operating income	368	10	1	379
Total	10,062	555	236	10,853

Income is broken down considering the Country of the branch which established the relation with the customer.

Part D - Other information

SECTION 1 - DIRECTORS AND STATUTORY AUDITORS

1.1 Compensation

a)	Directors	3
b)	Statutory Auditors	–

1.2 Loans and guarantees given

a)	Directors	185
b)	Statutory Auditors	–

File No. 82-35020

Compensation paid to Directors, Statutory Auditors and General Managers

(in euro)

PERSON	POST DESCRIPTION			COMPENSATION			
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compensation (1)
Giovanni Bazoli	BANCA INTESA S.p.A.						
	Director and member Executive Committee	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	50,163	849		
	Chairman	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	774,685			
Giampio Bracchi	BANCA INTESA S.p.A.						
	Director and member Executive Committee	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	49,583			
	Deputy Chairman	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	77,469			
	INTESA SISTEMI E SERVIZI S.p.A.						
	Presidente	from 01/01/03 to 31/12/03	Approval of the Annual report 2004				77,469
Jean Laurent	BANCA INTESA S.p.A.						
	Director	from 01/01/03 to 31/12/03[illegible]	Approval of the Annual report 2006	31,608			
	Deputy Chairman	from 01/01/03 to 31/12/03[illegible]	13th January 2004	77,472			
Luigi Lucchini	BANCA INTESA S.p.A.						
	Director	from 01/01/03 to 31/12/03[illegible]	13th January 2004	31,608			
	Deputy Chairman	from 01/01/03 to 31/12/03[illegible]	13th January 2004	77,472			
Corrado Passera	BANCA INTESA S.p.A. Managing Director and Chief Executive Officer	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	500,000			
	Director and member Executive Committee	from 01/01/03 to 31/12/03[illegible]	Approval of the Annual report 2006	49,584			
	General Manager	from 01/01/03 to 31/12/03		23,112	33,673		1,508,334
Giovanni Ancarani	BANCA INTESA S.p.A.						
	Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,072			
Francesco Arcucci	BANCA INTESA S.p.A.						
	Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,537			
	SOCIÉTÉ EUROPÉENNE DE BANQUE S.A.						
	Director and member Executive Committee	from 01/01/03 to 31/12/03	Approval of the Annual report 2003				5,000
Marc Antoine Autheman	BANCA INTESA S.p.A.						
	Director	from 01/01/03 to 31/12/03[illegible]	13th January 2004	31,453			
Benito Benedini	BANCA INTESA S.p.A.						
	Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,382			
Antoine Bernheim	BANCA INTESA S.p.A.						
	Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,228			
René Carron	BANCA INTESA S.p.A.						
	Director	from 01/01/03 to 31/12/03[illegible]	Approval of the Annual report 2006	31,453			
Alfonso Desiata	BANCA INTESA S.p.A.						
	Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,382			
	BANCA POPOLARE FRIULADRIA S.p.A.						
	Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2003				25,822
	Member Executive Committee and Deputy Chairman	from 26/07/03 to 31/12/03	Approval of the Annual report 2003				42,747
Ariberto Fassati	BANCA INTESA S.p.A.						
	Director and member Executive Committee	from 01/01/03 to 31/12/03[illegible]	Approval of the Annual report 2006	49,429			

File No. 82-35020

(in euro)

PERSON	POST DESCRIPTION			COMPENSATION			
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compensation (1)
Giancarlo Forestieri	BANCA INTESA S.p.A. Director and member Executive Committee	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	49,273			
	CASSA DI RISPARMIO DI PARMA E PIACENZA S.p.A. Chairman	from 03/04/03 to 31/12/03	Approval of the Annual report 2005				88,676
	Member Executive Committee	from 10/04/03 to 31/12/03	Approval of the Annual report 2005				
Paolo Fumagalli	BANCA INTESA S.p.A. Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,383			
	INTESA HOLDING CENTRO S.p.A. Director and member Executive Committee	from 01/01/03 to 31/12/03	Approval of the Annual report 2004				15,697
	INTESA PREVIDENZA S.p.A. Director and Chairman	from 04/11/03 to 31/12/03	Approval of the Annual report 2005				4,227
Jorge Manuel J. Gonçalves	BANCA INTESA S.p.A. Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	31,608			
Gilles Gramat	BANCA INTESA S.p.A. Director	from 01/01/03 to 31/12/03	13th January 2004	31,143			
Franco Modigliani	BANCA INTESA S.p.A. Director	from 01/01/03 to 25/09/03	25th September 2003	23,241			
Giangiacomo Nardozzi	BANCA INTESA S.p.A. Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,537			
	BANCA CABOTO (ex Caboto SIM) Chairman	from 18/06/03 to 31/12/03	Approval of the Annual report 2005				35,184
Eugenio Pavarani	BANCA INTESA S.p.A. Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,537			
Giovanni Perissinotto	BANCA INTESA S.p.A. Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,362			
Mariano Riestra	BANCA INTESA S.p.A. Director	from 22/07/03 to 31/12/03	Approval of the Annual report 2006	21,054			
Axel F. Von Ruedorffer	BANCA INTESA S.p.A. Director and member Executive Committee	from 01/01/03 to 22/7/03	22nd July 2003	26,486			
Sandro Salvati	BANCA INTESA S.p.A. Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,382			
Eric Strutz	BANCA INTESA S.p.A. Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	31,453			
Gino Trombi	BANCA INTESA S.p.A. Director	from 01/01/03 to 31/12/03	Approval of the Annual report 2006	32,227			

(in euro)

PERSON	POST DESCRIPTION			COMPENSATION			
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compensation (1)
Roberto Brambilla	BANCA INTESA S.p.A. General Manager	from 01/01/03 to 30/11/03	30th November 2003		10,004		2,652,799 [4]
	BANCA INTESA MEDIOCREDITO S.p.A. Deputy Chairman and Member Executive Committee	from 01/01/03 to 31/12/03 [5]	Approval of the Annual report 2003				19,470
	CASSA DI RISPARMIO DI BIELLA E VERCELLI S.p.A. Chairman and Member Executive Committee	from 07/04/03 to 31/12/03 [2]	Approval of the Annual report 2005				56,744
	INTESA LEASING S.p.A. Director	from 17/06/03 to 31/12/03 [2]	Approval of the Annual report 2004				6,874
	INTESA MEDIOFACTORING S.p.A. Director	from 01/01/03 to 31/12/03 [2]	Approval of the Annual report 2004				13,500
	NEXTRA INVESTMENT MANAGEMENT Director	from 01/01/03 to 31/12/03 [3]	Approval of the Annual report 2003				7,747
Gianluca Ponzellini	BANCA INTESA S.p.A. Chairman Board of Statutory Auditors	from 01/01/03 to 31/12/03	Approval of the Annual report 2004	64,766			
	BANCA CABOTO (ex Caboto SIM) Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2005				42,143
	INTESA E-LAB S.p.A. Chairman Board of Statutory Auditors	from 01/01/03 to 31/12/03	Approval of the Annual report 2005				41,669
Francesco Paolo Beato	BANCA INTESA S.p.A. Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2004	44,420			
Paolo Andrea Colombo	BANCA INTESA S.p.A. Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2004	44,420			
	CARIDAT S.p.A. Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2003				6,321
	FINANZIARIA BTB S.p.A. Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2003				9,798
	INTESA E-LAB S.p.A. Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2005				27,920
	INTESA REAL ESTATE S.r.l. Chairman Board of Statutory Auditors	from 29/09/03 to 31/12/03	Approval of the Annual report 2005				790
	INTESA SISTEMI E SERVIZI S.p.A. Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2004				38,321
	INTESATRADE SIM S.p.A. Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2003				6,743
	NEXTRA ALTERNATIVE INVESTMENTS S.p.A. Chairman Board of Statutory Auditors	from 09/04/03 to 31/12/03	Approval of the Annual report 2005				4,460
Franco Dalla Sega	BANCA INTESA S.p.A. Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2004	44,110			
	INTESA HOLDING CENTRO S.p.A. Chairman Board of Statutory Auditors	from 01/01/03 to 31/12/03	Approval of the Annual report 2004				61,975
Bruno Rinaldi	BANCA INTESA S.p.A. Statutory Auditor	from 01/01/03 to 31/12/03	Approval of the Annual report 2004	44,110			
Total				2,667,224	44,526	0	4,800,430

(1) Includes compensation for posts in listed and unlisted subsidiaries, wages and leaving indemnities.
(2) Compensation reversed to the Director's company.
(3) Part of the compensation (10,340 euro) was reversed to the Director's company.
(4) The figure includes compensation to resolve the labour contract and termination indemnities, for a total of 2,160,116 euro.
(5) Part of the compensation (12,984 euro) was reversed to the Director's company.

SECTION 2 – PARENT COMPANY

2.1 Name

Banca Intesa S.p.A.

2.2 Registered office

Piazza Paolo Ferrari, 10 20121 MILANO MI

Banca Intesa included in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register as per Legislative Decree 385 of 1st September 1993.

Attachments

- Statement of cash flows;
- Real estate properties subject to revaluation pursuant to special laws (Royal Law Decree 1729 of 19/10/1937; Law 823 of 19/12/1973; Law 576 of 02/12/1975; Law 72 of 19/03/1983; Law 413 of 30/12/1991; Law 218 of 30/07/1990);
- Equity investments subject to revaluation pursuant to special laws;
- Statement of internal pension funds;
- Table of significant equity investments in unlisted companies pursuant to art. 126 of Consob Regulation 11971 of 14th May 1999;
- Information regarding reserves, allowances and tax credit.

STATEMENT OF CASH FLOWS

(in millions of euro)

		31/12/2003
Cash from operations		
Net income	1,359	
Change in the reserve for general banking risks	-	
Adjustments to fixed assets and intangibles	138	
Adjustments to (write-back of) financial fixed assets, net	258	
Adjustments to (write-back of) loans, net	763	
Adjustments to (write-back of) securities, net and balance valuation of derivatives	(113)	
Increase/(decrease) in allowances for possible loan losses	-	
Increase/(decrease) in allowance for employee termination indemnities	(94)	
Increase/(decrease) in allowances for risks and charges - other	(184)	
Increase/(decrease) in allowances for risks and charges - taxation	196	
(Increase)/decrease in accrued income and prepaid expenses	1,620	
Increase/(decrease) in accrued expenses and deferred income	(1,584)	
Cash generated by operations		2,359
Cash from investing activities		
(Increase)/decrease in securities	1,357	
(Increase)/decrease own shares	(35)	
(Increase)/decrease in fixed assets	1,221	
(Increase)/decrease in intangibles	(27)	
(Increase)/decrease in equity investments	(1,775)	
(Increase)/decrease in due from banks *(excluding amounts due on demand)*	1,167	
(Increase)/decrease in loans to customers	9,754	
(Increase)/decrease in other assets	10	
Cash generated by investing activities		11,672
Cash from funding activities		
Increase/(decrease) in due to banks *(excluding amounts due on demand)*	(13,246)	
Increase/(decrease) in due to customers	(2,684)	
Increase/(decrease) in securities issued	2,000	
Increase/(decrease) in other liabilities	1,026	
Increase/(decrease) in subordinated liabilities	(939)	
Increase/(decrease) in shareholders' equity	(422)	
Dividends paid	(12)	
Cash utilised by funding activities		(14,277)
Increase/(decrease) in cash, liquid funds and due from banks on demand, net		*(246)*
Cash, liquid funds and due from banks on demand, net – opening balance		*(2,886)*
Cash, liquid funds and due from banks on demand, net – closing balance		*(3,132)*

REAL ESTATE PROPERTIES SUBJECT TO REVALUATION PURSUANT TO SPECIAL LAWS (ROYAL LAW DECREE 1729 OF 19/10/1937; LAW 823 OF 19/12/1973; LAW 576 OF 02/12/1975; LAW 72 OF 19/03/1983; LAW 413 OF 30/12/1991; LAW 218 OF 30/07/1990)

(in euro)

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
ABANO TERME - VIALE DELLE TERME 79	51,708
ABBIATEGRASSO - PIAZZA V GIORNATE 12	88,311
ACIREALE - PIAZZA DUOMO 34/34 BIS	172,394
ADRIA - P.ZA LUIGI GROTTO 6	164,261
AFFI - VIA NAPOLEONE - LOC. CÀ DEL RI 1	250,189
AGORDO - P.ZA LIBERTÀ 8	184,653
AGRIGENTO - VIA DANTE - VIA MANZONI 2/A	167,195
ALBAIRATE - VIA MARCONI 22	307,100
ALBAVILLA - PIAZZA GARIBALDI 5	278,892
ALBIATE - PIAZZA CONCILIAZIONE 29	209,329
ALBINO - VIALE DELLA LIBERTÀ 3	234,495
ALESSANDRIA - C.SO BORSANINO 56	67,345
ALESSANDRIA - CORSO ROMA 1	805,169
ALESSANDRIA - P.ZA DELLA LIBERTÀ 40	379,595
ALMENNO S.SALVATORE - VIA M. CEFALONIA 15	287,189
ALTAMURA - P.ZA DELLA REPUBBLICA 3	142,761
ALZANO LOMBARDO - VIA FANTONI 1B/P. ITALIA 1	313,855
ALZO DI PELLA - VIA DURIO 102	435,082
ANCONA - CORSO STAMIRA 2- VIA CIALDINI	758,579
ANDORA - PIAZZA DELL'INCONTRO 8	140,575
ANDRIA - VIA A. DE GASPERI 30	381,827
ANGERA - P.ZA PARROCCHIALE 10	106,891
AOSTA - PIAZZA EMILIO CHANOUX 45-49	258,558
APPIANO GENTILE - PIAZZA LIBERTÀ 1	503,819
ARCISATE - VIA MATTEOTTI 54	301,028
ARCORE - VIA ISONZO 20	438,590
ARESE - VIA MATTEOTTI 12	495,982
AREZZO - VIA MADONNA DEL PRATO 120	424,010
ARLUNO - VIA ROSMINI 1	153,298
ARONA - VIA PALEOCAPA 14	372,688
ARSIERO - P.ZA F. ROSSI 1	112,782
ARZACHENA - FR. PORTO CERVO	984,922
ARZACHENA - FR. PORTO CERVO - POSTO AUTO	7,508
ARZIGNANO - P.ZA MARCONI 14	581,753
ASIAGO - P.ZA G. CARLI 1	749,406
ASOLA - VIA PIAVE 2	257,900
ASSAGO MILANOFIORI - STRADA TERZA PAL. 8	2,130,493
ASSO - VIA MATTEOTTI 10/A-B	91,435
ASTI - CORSO VITTORIO ALFIERI 213/215	825,359
BADIA POLESINE - VIA S.GIOVANNI 47	173,671
BAGHERIA - PIAZZA GARIBALDI	128,140
BAGNOLO MELLA - VIA XXVI APRILE 105/B	233,137
BAREGGIO - VIA MANZONI 4	68,343
BARI - P.ZA LUIGI DI SAVOIA 16	585,972
BARI - VIA ABATE GIMMA 87	1,470,234
BARI - VIALE EINAUDI 31	265,078
BARI - VIALE UNITÀ D'ITALIA 13	119,736
BARLETTA - PIAZZA DEI CADUTI 11	528,482
BASSANO D/GRAPPA - P.ZA LIBERTÀ 17	865,631
BASSANO DEL GRAPPA - P.LE CADORNA 15	354,439
BASSANO DEL GRAPPA - VIA S. PIO X 65	331,644
BATTIPAGLIA - VIA PIAVE 2	990,019
BELGIOIOSO - P.ZA VITTORIO VENETO 15	338,215
BELLANO - VIA GAVAZZI 1	390,391
BELLINZAGO - VIA LIBERTÀ 138	175,883
BELLUNO - P.ZA V. EMANUELE II 11	1,601,068
BENEVENTO - VIA POMERIO 3	713,126
BERGAMO - PIAZZA G.MATTEOTTI 29	1,087,012
BERGAMO - VIA ANGELO MAI 14	298,938
BERGAMO - VIA CASALINO 27	822,270
BERGAMO - VIA PAGLIA 1	600,608
BESANA BRIANZA - VIA V. EMANUELE II 40	229,092
BESANA BRIANZA - VIA VIARANA 3	361,106
BIASSONO - VIA CESANA E VILLA 47	136,173
BIELLA - VIA ITALIA 17/C	166,808
BINASCO - VIA DON ALBERTARIO 11/13	386,526
BOLLATE - VIA MATTEOTTI 22	591,750
BOLOGNA - FIERA DISTRICT CENTER - VIA A. MORO	2,926,331
BOLOGNA - PIAZZA XX SETTEMBRE 1	68,744
BOLOGNA - VIA RIZZOLI 5	1,415,102
BOLOGNA - VIA S. FELICE 2	112,572
BOLZANO - VIA DELLA MOSTRA 2	351,501
BOLZANO - VIA MARCONI 2	649,248
BORDIGHERA - VIA ROMA 4	37,842
BORGOMANERO - P.ZA M. DELLA LIBERTÀ 3	243,062
BORMIO - VIA ROMA 125	271,626
BOVISIO MASCIAGO - VIA MILANO 25	432,498
BOZZOLO - P.ZA EUROPA 6	225,560
BREBBIA - VIA MAZZINI 1	174,392
BREDA DI PIAVE - VIA TRENTO E TRIESTE 45	152,207
BREGANZE - P.ZA MAZZINI 6	323,246
BRESCIA - P.LE RONCALLI 4	80,816
BRESCIA - VIA IV NOVEMBRE 5	934,193
BRESCIA - VIA TRIUMPLINA 227	81,083
BRESCIA - VIA COLLEBEATO 98	343,046
BRESCIA - VIA CREMONA 82/84	190,721
BRINDISI - CORSO UMBERTO 29-31-35-43	534,158
BRONI - VIA EMILIA 129	426,778
BRUINO - P.LE ALBA SERENA 5	124,087
BUSTO ARSIZIO - C.SO XX SETTEMBRE 1/A	2,451,068
BUSTO ARSIZIO - VIA BOSSI 5	550,404
CADORAGO - VIA CANTÙ 13	186,661
CAGLIARI - LARGO CARLO FELICE 66	434,009
CAGLIARI - PIAZZA IS MAGLIAS 7	693,108

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
CALALZO DI CADORE - VIA STAZIONE 3	222,809
CALIMERA - PIAZZA DE SOLE	20,173
CALOLZIOCORTE - P.ZA V. VENETO ANG. COLLEONI	354,385
CALTAGIRONE - VIA P.PE UMBERTO 173	458,493
CALTANISSETTA - CORSO UMBERTO I 122	218,854
CAMERI - PIAZZA DANTE 5	211,460
CAMISANO VICENTINO - VIA XX SETTEMBRE 62	563,951
CAMPI BISENZIO - VIA BUOZZI 132/34/36	361,266
CAMPOBELLO DI MAZARA - VIA ROMA 168	95,749
CAMPOSAMPIERO - CONTRÀ DEI NODARI 24	320,311
CANEGRATE - PIAZZA MATTEOTTI 20	213,366
CANNETO SULL'OGLIO - VIA M.D'AZEGLIO 4	235,568
CANONICA D'ADDA - VIA BERGAMO 6	209,191
CANTÙ - VIA ROMA 6	571,039
CAORLE - VIA PINEDA	17,696
CAPRINO BERGAMASCO - VIA CAVA DI SOPRA 23/31	299,702
CAPUA - LARGO PORTA NAPOLI	489,474
CARATE BRIANZA - VIA S.GIUSEPPE 20	364,390
CARAVAGGIO - VIA PRATA 5	230,705
CARDANO AL CAMPO - VIA FERRAZZI 4	167,394
CARLOFORTE - VIA GARIBALDI 1	191,127
CARNAGO - VIA CASTIGLIONI 1	188,327
CARONNO PERTUSELLA - VIA 5 GIORNATE 7	206,677
CARPENEDOLO - VIA C. ABBA 3	175,672
CARPI - VIA BERENGARIO 44 ANG. VIA CATELLANI	711,277
CARRARA - VIA ROMA 16 18/A ANG. VIA CAVOUR	523,321
CASALE MONFERRATO - PIAZZA MAZZINI 4	139,529
CASALE SUL SILE - VIA V. VENETO 7	153,516
CASALPUSTERLENGO - VIA LIBERTÀ 1	269,877
CASALVOLONE - VIA ROMA 54	58,084
CASELLA D'ASOLO - V.LE TIZIANO 1/A	132,302
CASERTA - CORSO TRIESTE 132	759,987
CASERTA - PIAZZETTA ALDO MORO	151,121
CASORATE PRIMO - VIA S.AGOSTINO 10	127,632
CASSANO ALLO JONIO - VIA L. PRAIANO 1	46,054
CASSANO D'ADDA - VIA V. VENETO 40	295,421
CASSANO MAGNAGO - VIA IV NOVEMBRE 20	341,022
CASSANO SPINOLA - VIA IV NOVEMBRE 5	28,035
CASTANO PRIMO - PIAZZA MAZZINI 1	159,415
CASTEGGIO - VIA GIULIETTI 18	326,117
CASTELLAMMARE D. GOLFO - C.SO MATTARELLA 2	160,441
CASTELLEONE - VIA ROMA 4/6	346,481
CASTELLETTO TICINO - VIA MARCONI	191,940
CASTELNUOVO SCRIVIA - VIA SOLFERINO 2	219,538
CASTENEDOLO - VIA XV GIUGNO 29	488,907
CASTIGLIONE DELLE STIVIERE - VIA TEATRO 2	269,083
CASTIGLIONE D'INTELVI - P.ZA LA TORRE 16/17	106,055
CASTROVILLARI - VIA DEL POPOLO 2	343,767
CATANIA - CORSO SICILIA 53	554,784
CATANIA - VIA RAPISARDI 455	45,961
CATANIA - VIALE AFRICA 158	255,495
CATANZARO - CORSO MAZZINI 110/112	487,587
CAVENAGO BRIANZA - VIA MAZZINI	217,773
CEGGIA - VIA ROMA 59	101,050
CERANO - VIA A. DI DIO 15/A	74,326
CERIGNOLA - VIA ROMA 56	165,712
CERMENATE - P.ZZA XX SETTEMBRE 5	573,689
CERNOBBIO - VIA REGINA 16	281,087
CERNUSCO SUL NAVIGLIO - P.ZA MATTEOTTI 21	723,955
CESANO BOSCONE - VIA MONS.POGLIANI 13	691,400
CESANO MADERNO - VIA DELLA LIBERTÀ 5	150,850
CHIARI - P.ZA MARTIRI DELLA LIBERTÀ 36	89,682
CHIAVENNA - VIA MOLINANCA 18	136,267
CHIGNOLO PO - VIA GARIBALDI 137	45,780
CHIOGGIA - CORSO DEL POPOLO 966	587,410
CHIVASSO - VIA S. MARCO 8/A	166,762
CINISELLO BALSAMO - PIAZZA ITALIA 5	791,243
CLUSONE - VIA GUSMINI 13	190,704
CODEVIGO - P.ZA RUZZANTE 1	127,886
CODOGNO - VIA V.EMANUELE 29	566,966
COGLIATE - VIA IV NOVEMBRE 34	190,940
COLLEGNO - CORSO FRANCIA 330	803,939
COLOGNA VENETA - CORSO GUÀ 26	215,002
COMO - PIAZZA DUOMO 1 ANG. VIA PLINIO	735,895
COMO - VIA BOLDONI 1	370,555
COMO - VIA PETRARCA 31	145,358
CONCOREZZO - VIA DE CAPITANI 8	37,410
CONCOREZZO - VIA LIBERTÀ 104	893,246
CONEGLIANO VENETO - VIA PITTONI 12	1,291,538
CONEGLIANO VENETO - VIA ROSSELLI 10	680,629
CONSELVE - VIA V. EMANUELE II 1	108,737
CORATO - VIA DANTE 1	176,056
CORMANO - VIA GRAMSCI 3	377,537
CORNAREDO - VIA GARIBALDI 70	402,405
CORNUDA - VIA ZANINI 2	315,678
CORSICO - VIA CAVOUR 13	734,305
COSENZA - CORSO MAZZINI 59	609,964
COSENZA - VIA TRENTO 1	372,322
COSTA VOLPINO - SS 42/ANG. VIA GERICO	257,168
CREMA - PIAZZA ALDO MORO 3	1,009,549
CREMONA - PIAZZA CADORNA 7	300,730
CREMONA - VIA GRAMSCI 2/4	218,828
CREMONA - VIA MATTEOTTI 15	4,097,446
CUGGIONO - PIAZZA BERRA 3	254,375
CURNO - STRADA BRIANTEA 18-24	223,206
CUSANO MILANINO - VIALE MATTEOTTI 26/B	653,938
CUTROFIANO - VIA VITTORIO EMANUELE 13	24,060
DALMINE - LARGO EUROPA 15	439,035
DARFO BOARIO T. - P.ZA LORENZINI	402,354
DESENZANO DEL GARDA - VIA ANELLI ANG.MOLIN	656,067
DESIO - L.GO VOLONTARI D. SANGUE ANG. TRIPOLI	396,931
DOLO - VIA MATTEOTTI 11	271,888
DOMODOSSOLA - VIA COL.A.BINDA 25	161,659
DORNO - PIAZZA BONACOSSA 12	160,290
ERBA - VIA DANTE 32	253,745
ERBA - VIA MAGNI 1	487,037
ERICE - VIA CESARÒ FRAZ. TRENTAPIEDI	166,693
ESTE - VIA CAVOUR 81/B	637,035
FAGNANO OLONA - PIAZZA A. DI DIO 25	136,829
FARA NOVARESE - PIAZZA LIBERTÀ 17	218,351
FASANO - CORSO GARIBALDI 35	36,172
FELTRE - LARGO CASTALDI 10	376,184
FERRARA - CORSO DI PORTA RENO 44	482,098
FIESSO UMBERTIANO - VIA VERDI 37	81,023
FIRENZE - VIA DELLE FARINE 1	1,441,781
FIRENZE - VIA VECCHIETTI 5/R	2,785,319

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
FIRENZE - VICOLO DELL'ORO 4	77,070
FOGGIA - CORSO GARIBALDI 46	573,089
FOLIGNO - LARGO CARDUCCI 10/12/14/16	312,414
FORLÌ - PIAZZA A. SAFFI 33	586,043
FROSINONE - PIAZZA A. PALEARIO 6	191,190
GAIARINE - VIA DEI CAPPELLARI 5/H	84,791
GALATINA - P.ZA D. ALIGHIERI 95	39,584
GALBIATE - PIAZZA A. MORO 35	186,601
GALLARATE - CORSO SEMPIONE 15	202,486
GALLARATE - LARGO CAMUSSI 2/3	1,384,019
GALLIATE - VIA MAZZINI 10	200,451
GANDINO - VIA G.B.CASTELLO 9	308,868
GARDONE V/TROMPIA - P.ZA GARIBALDI 3/A	240,548
GARLASCO - VICOLO SAMPIETRO 1	125,546
GAVI - VIA VOLTAGGIO 1/4	156,210
GAVIRATE - VIA F.CAVALLOTTI 6	187,030
GELA - CORSO VITTORIO EMANUELE	122,272
GEMONA DEL FRIULI - VIA DIVISIONE JULIA 23	673,391
GENIVOLTA - PIAZZA MARCONI 6	154,715
GENOVA - CORSO SARDEGNA 387/R	136,025
GENOVA - CORSO SARDEGNA 48/R	122,184
GENOVA - PIAZZA LEONARDO DA VINCI 7-11/R	116,737
GENOVA - VIA RIGHETTI 10/18/20	244,788
GENOVA - VIA LUCCOLI 96/104	7,853,073
GENOVA - VIA S.VINCENZO 83/87	725,176
GENOVA -C.SO B AIRES 4/4R - C. SO LAMBRUSCHINI	342,127
GENOVA PEGLI - PIAZZA PONCHIELLI 2	191,786
GENOVA SAMPIERDARENA -P. V.VENETO 84/92/94/94R	221,067
GENOVA SESTRI - P.TTA BALESTRINO 3/N	212,622
GHEDI - VIA DELLA REPUBBLICA 4	277,273
GIOIA DEL COLLE - VIA DEL RE 2	254,450
GIOIA TAURO - VIA ROMA - TERRENO	6,562
GIOIA TAURO - VIA ROMA 25-27-29-31-35	461,603
GIUSSANO - PIAZZA ROMA 58	475,816
GODIASCO - VIA CHIESA NUOVA 2	75,832
GOITO - PIAZZA SORDELLO 20	87,664
GOLASECCA - VIA ROMA 4	38,735
GONZAGA - VIA PRINCIPE SANTO 48	155,788
GORGONZOLA - VIC.CORRIDONI 1	385,151
GORIZIA - CORSO ITALIA 4	294,011
GORLA MINORE - VIA ROMA 69	365,779
GOZZANO - VIA DALIO 4	64,521
GRAVELLONA TOCE - CORSO SEMPIONE 3	118,447
GRIGNASCO - VIA ROMA 3	219,522
GROSSETO - VIA ROMA 33/35 - VIA DON MINZONI 1	66,595
GUSSAGO - VIA MILANO 64	469,189
IMOLA - VIA APPIA 8	1,012,906
IMPERIA - PIAZZA DANTE 8	604,919
INVERUNO - VIA G. MARCORA 30	299,249
ISEO - VIA DELLA QUADRA 3/5	381,314
ISOLA DOVARESE - VIA GARIBALDI 2	115,361
ISTRANA - P.LE ROMA 84	69,198
IVREA - CORSO NIGRA 60	179,306
IVREA - PIAZZA VITTORIO EMANUELE 8	360,172
JESOLO - P.ZA I MAGGIO 11	159,358
JESOLO LIDO - P.ZA DRAGO 20	302,050
LA SPEZIA - VIA CHIODO 115 - VIA GALILEI 2	708,389
LA SPEZIA - VIA FIUME 152	186,931

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
LA SPEZIA- VIA FERRUCCIO ANG. DEGLI ARANCI 3/5	12,502
LAINATE - CORSO RE UMBERTO I 17	436,920
LARDIRAGO - VIA BARACCA 4	52,143
LECCE - PIAZZA S.ORONZO 43 - VIA TEMPLARI	497,364
LECCO - PIAZZA MAZZINI 13	903,755
LECCO - PIAZZA MAZZINI 18	562,228
LECCO - VIA ADAMELLO 8	113,096
LECCO - VIA CAVOUR 67	746,587
LEGNAGO - VIA G. MATTEOTTI 97	225,137
LEGNANO - CORSO ITALIA 1	690,065
LEGNANO - CORSO ITALIA 54 - ANG. VIA ROMA	1,582,695
LEGNANO - VIA GIOLITTI 12 INT. 12/10	455,222
LENDINARA - PIAZZA S. MARCO 23	165,092
LENTATE SUL SEVESO - VIA GARIBALDI 18/20	226,618
LENTATE SUL SEVESO - VIA GARIBALDI 24/B	379,356
LIMANA - VIA ROMA 37	95,818
LIMBIATE - VIA BAINSIZZA 4/A	327,398
LISSONE - PIAZZA GIOVANNI XXIII 36	541,005
LIVORNO - PIAZZA ATTIAS 21/1	762
LIVORNO - VIA CAIROLI 40	409,431
LIVORNO - VIA CAIROLI 40 - VIA FANCIULLI 1/3	122,084
LODI - VIA GARIBALDI 23	521,529
LOMAZZO - PIAZZA BROLO S.VITO 8	202,978
LONGARONE - PIAZZA SARTORI 1	216,781
LONIGO - VIA DEL MERCATO 20	102,842
LOVERE - VICOLO DEL PORTO 1	451,830
LUCCA - PIAZZA S.MICHELE 3/4 - VIA S.PAOLINO	842,483
LUCCA - PIAZZA SAN MATTEO 7	4,081
LUCCA - QUARTIERE S.ANNA - VIALE CATALANI 87	223,565
LUINO - VIA V. SERENI 1/C	456,580
LUMEZZANE - VIA MONTE SUELLO 79	288,375
LUSERNA S.GIOVANNI - VIA RIBET 4	57,313
MACOMER - CORSO UMBERTO I 182	484,193
MAGENTA - VIA ROMA 41	345,166
MALNATE - P.ZA VITTORIO VENETO 1	240,526
MALO - VIA LISTON S. GAETANO 43	67,008
MANDELLO LARIO - P.ZA L. DA VINCI 2	268,314
MANTOVA - P.ZA REPUBBLICA ANG. MONTELLO	387,717
MANTOVA - VIA BELLALANCIA 8	1,079,311
MARENO DI PIAVE - VIA CONTI AGOSTI 33/A	190,991
MARIANO COMENSE - P.ZA ROMA 84	907,727
MAROSTICA - P.ZA CASTELLO 19	237,763
MARSALA - VIA GARIBALDI 11	211,811
MARTINA FRANCA - VIA MONTE GRAPPA 2/A	440,606
MAZARA DEL VALLO - VIA V. VENETO	63,018
MAZZARRONE - VIA VITTORIO EMANUELE 25	30,172
MEDA - VIA SOLFERINO 3	312,441
MEDE LOMELLINA - VIA DANTE 25	293,273
MELEGNANO - VIA ROMA 1	889,296
MELZO - VIA BIANCHI 7	409,892
MENAGGIO - VIA MAZZINI 1	185,013
MENFI - VIA DELLA VITTORIA	57,368
MERANO - VIA ROMA 20	13,042
MERATE - VIA BASLINI 1	443,549
MERGOZZO - P.ZA V. VENETO 5	55,042
MESSINA - V.LE S.MARTINO 2 - V. I SETTEMBRE 49	595,771
MILANO - C.SO DI PORTA ROMANA 78/80	685,571
MILANO - CORSO MAGENTA 32	1,438,107

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
MILANO - CORSO PORTA VITTORIA 7	447,105
MILANO - CORSO BUENOS AIRES 92	2,020,181
MILANO - CORSO LODI 132	866,549
MILANO - CORSO MONFORTE 2	1,404,787
MILANO - CORSO SEMPIONE 50 -	279,644
MILANO - CORSO XXII MARZO 29	456,980
MILANO - LARGO TOSCANINI 1	973,548
MILANO - P.SCALA 4/6-L.MATTIOLI 1/3/5- MANZONI	39,586,217
MILANO - P.ZA DELLA REPUBBLICA 32	1,067,084
MILANO - PIAZZA BELGIOIOSO PAL. BESANA	149,376
MILANO - PIAZZA BONOLA - VIA QUARENGHI, 23	2,331,334
MILANO - PIAZZA DE ANGELI 2	590,175
MILANO - PIAZZA FERRARI 10	27,184,485
MILANO - PIAZZA G. BANDE NERE 10	540,274
MILANO - PIAZZA NAPOLI 31	918,844
MILANO - PIAZZA TRICOLORE 3	1,170
MILANO - VIA A. COSTA 1/A	1,499,415
MILANO - VIA BATTISTI 11	811,058
MILANO - VIA MONTE DI PIETÀ 8	36,737,844
MILANO - VIA ANDEGARI 1	3,287,973
MILANO - VIA ASTESANI 8	1,130,090
MILANO - VIA BELLERIO 1	758,883
MILANO - VIA BORGONUOVO 2	629,488
MILANO - VIA CADIBONA 18	27,419
MILANO - VIA CARPI 4	1,080,022
MILANO - VIA DALMAZIA 2	487,057
MILANO - VIA DE AMICIS 26	27,741
MILANO - VIA DOLCI 16/18	477,484
MILANO - VIA E. PONTI 53	1,720,285
MILANO - VIA FARINI 56	283,439
MILANO - VIA FARINI 64	33,161
MILANO - VIA FORZE ARMATE 336	695,621
MILANO - VIA FRANCESCO SFORZA 48	831,477
MILANO - VIA GIAMBELLINO 135	4,144,391
MILANO - VIA GIANELLA 26	300,137
MILANO - VIA GREPPI 1	176,294
MILANO - VIA LARGA 31	1,663,162
MILANO - VIA LOMAZZO 4	36,166
MILANO - VIA MAROCHETTI 10	166,492
MILANO - VIA MEDA 49	371,822
MILANO - VIA MICHELANGELO BUONARROTI 7	306,804
MILANO - VIA MOLINO DELLE ARMI 23	132,446
MILANO - VIA MONTE DI PIETÀ 8	34,080,423
MILANO - VIA MONTENAPOLEONE 27/A	2,545,161
MILANO - VIA NOVARA 2	443,249
MILANO - VIA OLDOFREDI 2	382,586
MILANO - VIA P. DE CALBOLI 32	803,376
MILANO - VIA PACINI 76	234,464
MILANO - VIA PADOVA 256	316,597
MILANO - VIA PALMANOVA 95	618,850
MILANO - VIA PIRELLI 16/A-B	13,173
MILANO - VIA PRIVATA DINA GALLI 1	614,266
MILANO - VIA RIPAMONTI 205	201,882
MILANO - VIA RIPAMONTI 66	521,383
MILANO - VIA SAPONARO 2/4	359,243
MILANO - VIA SARPI 64	831,524
MILANO - VIA SOLARI 34	152,733
MILANO - VIA STATUTO 18	432,430

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
MILANO - VIA TARTINI 2/A	307,714
MILANO - VIA TEODOSIO 52	179,514
MILANO - VIA TRILUSSA 13	628,550
MILANO - VIA URBANO III 3	884,785
MILANO - VIA V.PISANI 28 - VIA N.TORRIANI 31	1,090,552
MILANO - VIA VERDI 8	91,059,530
MILANO - VIA VERDI 9-11-13	60,995,559
MILANO - VIALE ABRUZZI 4	1,496,344
MILANO - VIALE CAMPANIA 42	204,925
MILANO - VIALE CERTOSA 75	605,754
MILANO - VIALE CONI ZUGNA 62	581,193
MILANO - VIALE JENNER 76	412,297
MILANO - VIALE LUNIGIANA 22	911,859
MILANO - VIALE MONZA 43/C	862,489
MILANO - VIALE RAPISARDI 9	589,319
MILANO - VIALE ROMAGNA 20	842,543
MILANO - VIALE UNGHERIA 16	380,510
MILANO - VIALE ZARA 126	670,676
MIRA - VIA NAZIONALE 187	63,762
MISILMERI - VIA V. EMANUELE	80,321
MISSAGLIA - VIA CONCILIAZIONE 2	249,720
MODENA - VIA DELL'UNIVERSITÀ 33 - 39	2,641,664
MODENA - VICOLO SANTA MARIA DELLE ASSE 21	44,086
MOGLIA - PIAZZA MARCONI 9	74,985
MONSELICE - VIA GARIBALDI 42	97,648
MONTAGNANA - VIA CARRARESE 30	170,987
MONTEBELLUNA - CORSO MAZZINI 131	450,527
MONTEBELLUNA - PIAZZA ALDO MORO 33	289,053
MONTECCHIO MAGGIORE - VIA GIURIOLI ANG. CIMA	318,871
MONTEVAGO - PIAZZA DELLA REPUBBLICA	38,257
MONTICHIARI - PIAZZA GARIBALDI 39	260,630
MONTÙ BECCARIA - PIAZZA UMBERTO I 24	195,468
MONZA - VIA AMATI 119	343,571
MONZA - VIA CAVALLOTTI 5	936,704
MONZA - VIA GALLARANA (BOXES)	14,058
MONZA - VIA LECCO 1	312,802
MONZA - VIA LOCATELLI 1	748,686
MONZA - VIA MONTE CERVINO 3	648,540
MONZA - VIA S.PAOLO 1	1,291,493
MORBEGNO - VIA NANI 47	74,976
MORGANO - FRAZ. BADOERE V. LEVADA 20	41,914
MORTARA - CORSO CAVOUR 18	504,102
MOTTA DI LIVENZA - VIA P. AMALTEO 2	87,117
MUGGIÒ - PIAZZA TOGLIATTI 3	88,751
NAPOLI - CORSO NOVARA AL VASTO 10/16	93,745
NAPOLI - NUOVO CENTRO DIREZIONALE	513,476
NAPOLI - PIAZZA GARIBALDI 137	262,413
NAPOLI - PIAZZA MEDAGLIE D'ORO 16/11	2,133,891
NAPOLI - VIA B. CROCE 24	115,869
NAPOLI - VIA CILEA 282	46,844
NAPOLI - VIA MENICHINI 1	205,588
NAPOLI - VIA CHIOCCARELLI 2	642,725
NAPOLI - VIA DE PRETIS 51	1,663,267
NAPOLI - VIA E.PESSINA 69	134,895
NAPOLI - VIA NUOVA MARINA 20	987,764
NAPOLI - VIA TOLEDO 185 - VIA IMERIANI 53	2,954,703
NAPOLI SECONDIGLIANO - VIA F. DE PINEDO 21/29	609,718
NISCEMI - VIA IV NOVEMBRE 2	96,536

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
NOALE - LARGO SAN GIORGIO 22	172,594
NOCERA INFERIORE - PIAZZA TRIESTE E TRENTO 2	207,028
NOVA MILANESE - VIA V. VENETO 13	519,158
NOVARA - CORSO CAVOUR 18 ANG. VIA S.STEFANO 2	567,461
NOVARA - VIA CAIROLI 4	1,371,315
NOVARA - VIA CANOBIO 3	358,001
NOVARA - VIA TORELLI 2	716,686
ODERZO - PIAZZA CARDUCCI 6	342,462
OGGIONA S.STEFANO - VIA ALDO MORO 9	527,963
OLBIA - CORSO UMBERTO 191	456,677
OLBIA - VIA G. D'ANNUNZIO	965,646
OLEGGIO - VIA ROMA 11	350,147
OLGIATE COMASCO - VIA ROMA 57	532,575
OLGINATE - VIA RADAELLI 50	109,612
OMEGNA - VIA CAVALLOTTI 36	506,698
OPERA - VIA QUASIMODO 6	470,234
ORISTANO - VIA GARIBALDI 16	229,049
ORSAGO - PIAZZA UNITÀ D'ITALIA 8	37,053
ORZINUOVI - VIA GAMBARA 3	57,263
OSTIANO - VIA MAZZINI 4	234,219
PACECO - VIA TENENTE S. MONTALTO 30	293,072
PADERNO DUGNANO - VIA A. GRANDI 11	595,671
PADOVA - ARCELLA - VIA T.ASPETTI 144	102,412
PADOVA - CORSO STATI UNITI 14/A	323,277
PADOVA - P.LE SANTA CROCE 1	276,130
PADOVA - RIVIERA MUGNAI 8-34	1,996,725
PADOVA - VIA E.FILIBERTO 12/16	4,400,328
PADOVA CAMIN - VIA DELLE GRANZE 1	19,194
PALAZZOLO SULL'OGLIO - VIA ZAMARA 18	226,614
PALERMO - PIAZZA CASTELNUOVO 27	505,427
PALERMO - VIA DUCA DELLA VERDURA 2	133,673
PALERMO - VIA M. STABILE 150/152	1,127,646
PALERMO - VIALE PRAGA 30	412,240
PARABIAGO - VIA SANTINI 1	433,771
PARMA - VIA LANGHIRANO 1-VIA PO - CED	7,912,490
PARMA - P.ZA GARIBALDI 7 - ANG. FARINI 1	564,939
PARMA - VIA LANGHIRANO 1-VIA PO 118 BIS/122	5,152,809
PARMA - VIA VERDI 5	1,517,039
PARTANNA - VIA VITTORIO EMANUELE 18	181,770
PATERNÒ - P.ZA INDIPENDENZA 47	119,139
PAVIA - VIA SAN PIETRO IN VERZOLO 53	149,013
PAVIA - VIA C. BATTISTI 18	784,157
PAVIA - VIA VARESE 5	883,510
PAVIA-CORSO CAVOUR 12-VIA BECCARIA 21	176,710
PEGOGNAGA - PIAZZA V. EMANUELE 4/7	485,415
PERO - VIA SEMPIONE 80	472,109
PERUGIA - C.SO VANNUCCI 45/53-V.BONCAMPI 22	144,187
PERUGIA - CENTRO DIR. COMM.LE DI FONTIVEGGE	468,060
PESARO - P.ZA D. INNOCENTI - VIA PARTIGIANI	609,729
PESCARA - C.SO EMANUELE 240/242 - V. FIUME 1	1,888,124
PESCHIERA DEL GARDA - VIALE RISORGIMENTO 1	167,947
PIACENZA - LARGO MATTEOTTI 2/8	946,711
PIANO DI SORRENTO - VIA DELLE ROSE 85	137,751
PIAZZA BREMBANA - VIA BELOTTI 13	82,820
PIEVE DI CADORE - P.ZA TIZIANO 37	367,168
PIEVE DI SOLIGO - P.ZA V. EMANUELE II 23	144,972
PINEROLO - PIAZZA S. DONATO 38	481,517
PIOBESI TORINESE - CORSO ITALIA 22	171,571
PIOLTELLO - VIA MILANO 82	953,848
PIOVE DI SACCO - VIA ROMA 81	636,500
PISA - CORSO ITALIA 2/VIA RUFFO 2/VIA TOSELLI	308,699
PISOGNE - VIA NAVE CORRIERA	313,599
PISTOIA - CORSO GRAMSCI 8/8A	723,463
POMEZIA - VIA DEL MARE 5/7	495,138
POMEZIA - VIA ROMA 139	380,466
PONTE DI PIAVE - PIAZZA GARIBALDI 39	388,897
PONTE NELLE ALPI - VIA DOLOMITI 52	91,034
PONTE S.PIETRO - VIA GARIBALDI 31	84,472
PONTEDASSIO - VIA TORINO 93	22,301
PORDENONE - VIALE TRENTO 42	618,887
PORLEZZA - VIA COLOMBAIO 27	48,659
PORTICI - VIA LIBERTÀ 175	404,345
PORTO EMPEDOCLE - VIA ROMA 103	80,787
PORTO MANTOVANO - PIAZZA DELLA CHIESA 17	215,054
PORTO TOLLE - VIA MATTEOTTI 278	100,833
PORTO VALTRAVAGLIA - VIA RONCHETTI 1	162,232
PORTOGRUARO - BORGO SAN GIOVANNI 2/C	580,532
POSSAGNO - VIALE CANOVA 3	29,798
POTENZA - VIA SANREMO	21,154
POZZALLO - PIAZZA RIMEMBRANZA 67	41,619
POZZUOLO MARTESANA - VIA CACCIANIGA 13/A	455,323
PRATO - PIAZZA S.FRANCESCO D'ASSISI 1	239,291
PRATO - VIALE DELLA REPUBBLICA 247	156,538
PUOS D'ALPAGO - VIA ROMA 14	38,582
RAVENNA - P.ZA XX SETTEMBRE 7 - VIA RASPONI 2	411,414
RECOARO TERME - PIAZZA DOLOMITI 47	95,782
REGGIO EMILIA - PIAZZA MARTIRI 7 LUGLIO 2	982,124
RENDE - VIA DON MINZONI 71	521,800
REZZATO - VIA IV NOVEMBRE 9	243,669
RHO -LARGO DON G. RUSCONI 10	592,257
RIBERA - CORSO UMBERTO	155,402
RIESE PIO X - VIA CASTELLANA 8	87,777
RIESI - VIA ROSSINI 3	56,179
RIETI - VIA GARIBALDI 281 - PALAZZO CAROTTI	129,501
RIMINI - PIAZZA FERRARI 7	26,333
RIPOSTO - CORSO ITALIA 140 - VIA GIOENI 2	208,537
RIVA LIGURE - VIA AURELIA 19	80,235
RIVAROLO CANAVESE - CORSO TORINO 50	648,879
RIVOLI - CORSO FRANCIA 222	330,857
ROBBIO - VIA MARCONI 11	227,056
ROBECCHETTO CON INDUNO - VIA UMBERTO I 20	336,504
ROBECCO D'OGLIO - VIA DE AMICIS 1	147,701
ROCCAMONFINA - VIA NAPOLI	291,392
ROMA - P.LE GREGORIO VII 10	447,508
ROMA - PIAZZA BOLOGNA 43/45	786,524
ROMA - PIAZZA COLONNA 361	1,769,856
ROMA - PIAZZA SIDNEY SONNINO 17	112,233
ROMA - PIAZZA VESCOVIO 11	37,283
ROMA - PIAZZALE FLAMINIO 2 ANG. G.B. VICO	61,598
ROMA - V. AURELIA 396-V. BALDO DEGLI UBALDI 30	272,942
ROMA - V.LE REG. MARGHERITA 47 ANG.GARIGLIANO	255,102
ROMA - VIA A.GALLO 34/22 - VIA PAPIRIO 74/76	1,253,057
ROMA - VIA APPIA NUOVA 34/42 ANG. VIA VEIO	170,789
ROMA - VIA BUCCARI 11	520,246
ROMA - VIA CASSIA 646	586,700
ROMA - VIA COLA DI RIENZO 150	247,720

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
ROMA - VIA DEL CORSO 226	9,053,141
ROMA - VIA FLAMINIA 453	224,926
ROMA - VIA NAPOLEONE III 16-14	1,271,639
ROMA - VIA S. BERNADETTE 6	540,161
ROMA - VIA S. STEFANO DEL CACCO (AUTORIMESSA)	480,600
ROMA - VIA TIBURTINA 335 angolo Via CAMESANA	502,876
ROMA - VIA V. VENETO 78/80 ANG. VIA LUDOVISI	668,430
ROMANO DI LOMB. - P.ZA XXIV MAGGIO 1	1,040,407
ROVATO - VIA BONOMELLI 107	418,889
ROVELLASCA - VIA ROMA 61	368,844
ROVERETO - CORSO ROSMINI 56	531,233
ROVESCALA - VIA ROMA 53	33,725
ROVIGO - VIA ANGELI 49	1,527,863
RUVO DI PUGLIA - VIA ROSARIO 1/5	96,605
S. GIULIANO MILANESE - VIALE MILANO 6	145,879
S.ANGELO LODIGIANO - P.ZA V. VENETO 4	390,787
S.CROCE SULL'ARNO - COMPLESSO VERBELLA	354,680
S.GIOVANNI IN CROCE - VIA MATTEOTTI 59/61	188,109
S.GIOVANNI LUPATOTO - P.ZA UMBERTO I 36	228,667
S.MARTINO BUONALBERGO - VIA NAZIONALE 26	199,965
S.MICHELE SALENTINO - VIA REGINA ELENA 18	171,246
S.ZENONE DEGLI EZZELINI - VIA ROMA 35	74,021
SALE - VIA MENTANA 2	34,240
SALEMI - VIA AMENDOLA 40	98,026
SALERNO - CORSO VITTORIO EMANUELE 172	420,063
SALICE SALENTINO - PIAZZETTA DE CASTRIS 15	16,557
SALICE TERME - VIA MARCONI 4	221,378
SALÒ - VIA GARIBALDI 1	417,179
SALUZZO - VIA TORINO 38/A - VIA RESISTENZA	388,834
SAMBUCA DI SICILIA - CORSO UMBERTO 59	207,564
SAN BENEDETTO PO - PIAZZA MATTEOTTI 1	217,171
SAN BONIFACIO - P.ZA COSTITUZIONE 34	102,613
SAN DONÀ DEL PIAVE - VIA 13 MARTIRI 80	222,552
SAN GENESIO ED UNITI - PIAZZA COMUNALE 6	263,463
SAN GENNARO VESUVIANO - PIAZZA MARGHERITA 3/4	112,606
SAN GIOVANNI TEDUCCIO - VIA IMPARATO 29	306,112
SAN POLO DI PIAVE - VIALE REPUBBLICA 62	21,878
SAN VITO DEI NORMANNI - VIA CRISPI 1	212,504
SAN VITO DI CADORE - CORSO ITALIA 98	275,918
SAN VITTORE OLONA - PIAZZA EUROPA 12	225,014
SANDRIGO - VIA ROMA 3	274,897
SANNAZZARO DE' BURGONDI -P.ZA DEL MERCATO 2	462,027
SANREMO - VIA G.MATTEOTTI 123 - V. ESCOFFIER 3	285,760
SANREMO - VIA ROMA 62	523,338
SANTA GIULETTA - VIA SETTI 1	203,903
SANTA MARIA VERSA - VIA CRISPI 1	174,690
SANTA NINFA - VIA GARIBALDI 2	81,456
SANT'ANTIMO - VIA ROMA 221	676,235
SARNICO - P.ZA XX SETTEMBRE 1	430,224
SARONNO - VIA MAZZINI 28	66,069
SARZANA - VIA BRIGATA PARTIGIANA U. MUCCINI 48	169,847
SASSARI - P. D'ITALIA 23 - VIA CAGLIARI 32/4	379,442
SAVONA - VIA PALEOCAPA 121/R	414,653
SCALENGHE - VIA TORINO 13/15	154,342
SCHIO - P.ZA A. ROSSI 19 ANG. VIA CARDUCCI	263,878
SCIACCA - CORSO VITTORIO EMANUELE 104	135,569
SCORZÈ - VIA ROMA 31	164,434
SEGRATE - VIA CASSANESE 170	506,863

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
SENAGO - VIA GARIBALDI 2	266,957
SEREGNO - PIAZZA RISORGIMENTO 16	425,197
SEREGNO - VIA CAVOUR 82	140,371
SEREGNO - VIA RAFFAELLO SANZIO 11/13	561,805
SERIATE - VIA ITALIA 44	237,140
SERMIDE - VIA INDIPENDENZA 51	377,839
SERRAVALLE PO - PIAZZA MARCONI 11/C	219,197
SERRAVALLE SCRIVIA - VIA BERTHOUD 157	337,935
SESTO CALENDE - VIA DELL'OLMO 1	220,532
SESTO S. GIOVANNI - P.ZA IV NOVEMBRE 26	68,476
SESTO S.GIOVANNI - VIA DANTE 94	1,347,995
SETTIMO MILANESE - VIA DELLA LIBERTÀ 65	486,007
SETTIMO MILANESE - VIA GRAMSCI 53	505,951
SEVESO - VIA MARCONI 17	207,383
SEVESO - VIA MARCONI 47	469,988
SIRACUSA - VIA SAVOIA 38-44	593,474
SIRACUSA - VIA TRIPOLI 1 ANG. VIA MALTA	152,360
SIZIANO - VIA ROMA 59	184,900
SOLARO - VIA MAZZINI 54	321,485
SOMMA LOMBARDO - VIA MILANO 31	526,133
SONCINO - VIA MERCANTI 1	75,115
SONDRIO - VIA PIAZZI 2-4-6	1,246,176
SORESINA - VIA MARCONI 4	27,137
SORRENTO - CORSO ITALIA 124	201,597
SOSSANO - VIA SAN SEPOLCRO 6	102,682
SPINAZZOLA - CORSO UMBERTO I 24	100,046
SPRESIANO - VIA DANTE ALIGHIERI 40	104,670
STRÀ - PIAZZA MARCONI 17	600,962
STRADELLA - VIA MAZZINI 2	446,688
STRESA - CORSO ITALIA 10	264,732
SUZZARA - PIAZZA GARIBALDI 5/14	223,429
TAGLIO DI PO - VIA ROMEA 68	92,117
TAINO - PIAZZA PAIETTA 9	195,796
TAORMINA - CORSO UMBERTO 15/17	244,290
TARANTO - P.ZA IMMACOLATA 24 - VIA BERARDI 8	799,692
TARANTO - PIAZZA FONTANA 41	76,968
TARANTO - VIA DANTE 216-220	309,896
TELGATE - P.ZA VITTORIO VENETO 10	177,117
TERNI - VIA ANGELONI 19/21- P. MERCATO NUOVO 6	189,205
TEVEROLA - VIA ROMA 270	608,051
TIRANO - VIA PIO RAJNA 2	243,497
TORINO - VIA XX SETTEMBRE 37	4,494,624
TORINO - CORSO CASALE 66 BIS	134,838
TORINO - CORSO FRANCIA 161 - 161H - 163	426,687
TORINO - CORSO GROSSETO 303/A	1,545,769
TORINO - CORSO ORBASSANO 164	1,007,417
TORINO - CORSO PESCHIERA 172/E	258,656
TORINO - CORSO RE UMBERTO 64 - CORSO EINAUDI	210,290
TORINO - CORSO UNIONE SOVIETICA 483	290,402
TORINO - PIAZZA DELLA REPUBBLICA 17/19	168,942
TORINO - PIAZZA E. DE AMICIS 121/BIS	255,166
TORINO - VIA CADORNA 24	201,930
TORINO - VIA FORLÌ 68 BIS	3,163
TORINO - VIA G. BRUNO 172	222,420
TORINO - VIA GARIBALDI 45	214,123
TORINO - VIA S.MARINO 73	143,403
TORINO - VIA SANTA TERESA 9-11-15	1,467,311
TORRE ANNUNZIATA - CORSO UMBERTO I 153	436,257

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
TORRE BOLDONE - VIA DE GASPERI 2	177,909
TORRE DEL GRECO - CORSO V. EMANUELE 117	287,254
TORRE DI MOSTO - VIA ROMA 2	71,920
TORRE PELLICE - PIAZZA DELLA LIBERTÀ 9	80,572
TORTONA - CORSO ROMITA 10/B	970,848
TORTONA - VIA EMILIA 98/100	127,658
TRADATE - VIA MAMELI 2	63,143
TRANI - PIAZZA DELLA REPUBBLICA 24	124,075
TRAPANI - CORSO P.S. MATTARELLA 5/7	1,344,902
TRAPANI - VIA G.B. FARDELLA 159	131,250
TRAPANI - VIA TORREARSA 41 - VIA TURRETTA 5	205,248
TRAPPETO - VIA FIUME 66	27,786
TRECATE - VIA GARIBALDI 1	101,106
TRENTO - VIA MANTOVA 2	330,960
TREPUZZI - PIAZZA MUNICIPIO 10	19,672
TRESCORE BALNEARIO - PIAZZA CAVOUR	184,684
TREVIGLIO - VIA MULAZZANI 4	573,239
TREVISO - CORSO DEL POPOLO 50 - VIA TONIOLO 1	304,503
TREVISO - VIA INDIPENDENZA 6	1,671,677
TREVISO - S. MARIA DEL ROVERE -V.LE FELISSENT 1	928,087
TREZZANO S/NAVIGLIO - VIA L. DA VINCI 151	682,419
TREZZO D'ADDA - VIA BIFFI 16	460,852
TRIESTE - PIAZZA REPUBBLICA 2 - VIA DANTE 5	1,949,092
TRIESTE - VIALE XX SETTEMBRE 35	136,555
TRIESTE - ZONA IND.LE-VIA G. E S. CABOTO 12	160,203
TRISSINO - VIA ROMA 71	61,334
TROFARELLO - P.ZA I MAGGIO 19	95,511
UDINE - PIAZZA DEL DUOMO - VIA STRINGHER 1	440,829
UDINE - VIA CARDUCCI 5	549,842
VALDAGNO - PIAZZA DEL COMUNE 9	610,866
VALDERICE - VIA VESPRI 95	101,208
VALDOBBIADENE - VIA ERISSO 14	109,559
VALENZA - VIA LUDOVICO ARIOSTO 6/8	113,908
VALLECROSIA - VIA COL. APROSIO 211	137,309
VALLEMOSSO - VIA REPUBBLICA 13 /15	216,075
VALMADRERA - VIA MANZONI 8	255,296
VALSTAGNA - VIA GARIBALDI 57	7,573
VAPRIO D'ADDA - P.ZA DELLA CHIESA 3	720,437
VARALLO POMBIA - PIAZZA MAZZINI 3	284,831
VARESE - PIAZZA SAN VITTORE 5	3,018,195
VARESE - VIA W. MARCOBI 5 - V. BERNASCONI 3	1,492,285
VARESE - VIALE BORRI 5	538,153
VARZI - VIA MAZZA 11	336,597
VASTO - CORSO EUROPA 9	481,408
VAZZOLA - P.ZA V. EMANUELE II 108	279,787
VEDUGGIO - VIA S. ANTONIO 2	297,711
VENEZIA - CALLE GOLDONI	1,160,927
VENEZIA - CALLE LARGA XXII MARZO 2188	1,082,285
VENEZIA - CALLE XXII MARZO 2378/A	1,664,580
VENEZIA - CAMPIELLO SELVATICO 5659	312,025
VENEZIA - CAMPO S. BARTOLOMEO 5281	186,922
VENEZIA BURANO - VIA S.MARTINO DESTRO 135	13,783
VENEZIA MARGHERA - P.LE GIOVANNACCI 6	464,708
VENEZIA MARGHERA - P.ZA MERCATO 11	317,816
VENEZIA MESTRE - P.LE DONATORI DI SANGUE 2	201,203
VENEZIA MESTRE - VIA FORTE MARGHERA 75	2,782,157
VENEZIA MESTRE - VIA LAZZARI 5	921,815
VENEZIA MURANO - FONDAMENTA MANIN 60	103,704
VENTIMIGLIA - VIA ROMA 18	60,384
VERBANIA - VIA MANZONI 22	341,615
VERDELLO - VIA CAVOUR 15/17	359,369
VERGIATE - VIA DI VITTORIO 15	119,095
VEROLANUOVA - VIA ZANARDELLI 4	114,491
VERONA - VIA CATULLO 5 - CORTE FARINA 1	2,045,684
VERONA - CORSO MILANO 119	954,222
VERONA - PIAZZETTA SCALA 1/2	939,849
VIADANA - LARGO DE GASPERI 15	557,577
VICENZA - CONTRÀ PORTA PADOVA 51/53	618,791
VICENZA - CORSO PALLADIO 108	3,671,952
VICENZA - VIA SANTA CORONA 25	337
VICENZA - VIA SANTA CORONA 23	597,773
VICENZA - VIALE DELLA PACE 127	249,634
VICENZA - VIALE DELL'INDUSTRIA 47	344,902
VIGEVANO - CORSO V. EMANUELE 15	466,399
VIGONE - VIA TORINO 8	123,475
VIGUZZOLO - VIA VITTORIO VENETO 5	82,752
VILLA CARCINA - VIA MARCONI 67	475,462
VILLA GUARDIA - VIA 1 MAGGIO 8	96,203
VILLA S. GIOVANNI - VIA U. ZANOTTI BIANCO 32	263
VILLAFRANCA DI VERONA - C.SO GARIBALDI 35	119,497
VILLAFRANCA PIEM.TE - P.ZA DEL GESÙ 1	112,060
VILLANUOVA S/CLISI - VIALE BRESCIA 8	283,529
VILLARBASSE - VIA MATTEOTTI 16	63,454
VILLORBA - VIA ROMA 87	2,008,626
VIMERCATE - VIA GIOVANNI XXIII 8/C	648,917
VIMODRONE - VIA DEI MILLE 2	323,869
VITTORIA - VIA CANCELLIERE	51,957
VITTORIO VENETO - P.ZA DEL POPOLO 8	1,153,930
VOBARNO - VIA GARIBALDI 7	517,640
VOGHERA - VIA PLANA 42	2,064,645
VOLPEDO - VIA PELIZZA 55	30,393
ZINASCO - VIA VILLANI 111	243,866
ZOGNO - VIA CARDINAL FURIETTI 1/BIS	95,017
ZOLA PREDOSA - VIA RISORGIMENTO 39	52,500
	663,592,128

EQUITY INVESTMENTS SUBJECT TO REVALUATION PURSUANT TO SPECIAL LAWS

(in millions of euro)

Name	Higher contribution value as per Law 218/1990
Group companies	
Intesa Leasing	29
Intesa Holding International	26
Magazzini Generali Fiduciari Cariplo	23
Intesa Holding Asset Management	17
Intesa Mediofactoring	17
Total Group companies	112
Other Equity investments	
Bank of Italy	348
Total other equity investments	348
General total	**460**

STATEMENT OF INTERNAL PENSION FUNDS

Breakdown of caption 80 a) "Allowances for pensions and similar commitments" as at 31st December 2003 was the following: (figures in millions of euro)

1. Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo	41
2. Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di Legge a favore dei dipendenti del Mediocredito Lombardo"	29
3. Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana"	33
	103

1. Statement of "Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo"

For the supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo – established in implementation of collective agreements to guarantee the payment of integrations for personnel formerly in service at Cariplo passed to Esa.Tri. Esazione Tributi S.p.A. – Banca Intesa keeps separate accounting of relative transactions and this for the purpose of complying with both internal agreements which set out the allocation to the fund of the return generated on its investments, and norms of Legislative Decree 124 of 21st April 1993, emended with Law 335 of 8th August 1995.

It must be noted that, based on internal agreements and the specific authorisation given by the Bank of Italy, the process for the transformation of the treatment from defined benefit to defined contribution was concluded in 2002. Following the request made by all personnel in service, the relative individual positions were then transferred to other outside pension funds. Following such operations, the fund recommenced to operate solely as a defined benefit plan in favour of employees already retired as at 31st December 2000.

As at 31st December 2002 the fund amounted to 41 million euro, which remained unchanged as at 31st December 2003 since uses were offset by provisions of the year.

The fund balance sheet situation was the following:

Bonds	39
Accrued income on bonds	1
Cash equivalents	1
Total	41

Fund cash inflows were made up of:

Return on investments	2
Provisions in the year	1
Total cash inflows	3

Fund cash outflows referred to:

Past benefits paid	(3)
Administrative expenses and other	–
Total cash outflows	(3)

The net return on investments was 4.74%.

2. Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di Legge a favore dei dipendenti del Mediocredito Lombardo" with last regulations approved n 8/3/1996

The resources of the Fund referred to personnel formerly employed by Mediocredito Lombardo are mostly invested in the Bank's securities activities. The following movements occurred in 2003:

Balance as at 31st December 2002	26
Benefits paid in the year	(1)
Provisions allocated in 2003	4
Balance as at 31st December 2003	29

Actuarial valuations to assess the congruity of the Fund with respect to obligations – carried out on an annual basis – testified its technical-financial equilibrium.

Starting from 24th April 1993, with the entry into force of the Law introducing pension funds (Legislative Decree 124 of 21st April 1993), personnel hired by Mediocredito Lombardo no longer joined this fund.

3. Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana"

The fund shows integrative provisions allocated until a certain date on the basis of specific bilateral agreements in favour of top management of Banca Commerciale Italiana.

The relative provisions – which do not fall within funds subject to separate management – are indistinctly invested (in a non-specified way) in assets.

The determination of the technical requirement occurred using calculation formulas based on the pure capitalisation principle (demographic-financial present value of benefits) necessary to cover all the commitments as at 31st December 2003. The fund integrally covers the technical requirement at the reference date and is updated on an annual basis.

The following movements occurred in 2003:

Balance as at 31st December 2002	34
Benefits paid in the year	(4)
Provisions allocated in 2003	3
Balance as at 31st December 2003	33

TABLE OF SIGNIFICANT EQUITY INVESTMENTS IN UNLISTED COMPANIES PURSUANT TO ART. 126 OF CONSOB REGULATION 11971 OF 14TH MAY 1999

(List of equity investments in excess of 10% of the voting share capital in unlisted companies held directly and indirectly or for whatever reason)

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
21 Investimenti S.p.A.	11.23		Banca Intesa	Holding
Abac - Aria Compressa S.p.A.	11.12		Banca Intesa	Holding
Adar Holding S.p.A. (former Sci USA S.p.A.)	16.91		Banca Intesa	Pledge
Ag. per la Promoz. Ind. del Vercellese e della Valsesia		15.00	C.R. Biella e Vercelli	Holding
Agos Itafinco S.p.A.	49.00		Banca Intesa	Holding
Agricola Investimenti S.p.A.	99.99		Banca Intesa	Holding
Agricola Remuscita di D. Franzoni & C. S.a.s. in liquidation		100.00	Agricola Investimenti	Holding
Agricola Valle nel Chianti S.r.l.		100.00	Cariparma e Piacenza	Pledge
Agriver Uno S.r.l.	100.00		Banca Intesa	Pledge
Agriver Due S.r.l.	100.00		Banca Intesa	Pledge
Agriver Tre S.r.l.	100.00		Banca Intesa	Pledge
Agriver Quattro S.r.l.	100.00		Banca Intesa	Pledge
Agriver Cinque S.r.l.	100.00		Banca Intesa	Pledge
Agro - Fin Parma S.r.l.		38.10	Cariparma e Piacenza	Pledge
Alfa-ex Ingatlanhasznosito es Forgalmazo		21.20	Central European International Bank	Pledge
Alfastamp S.r.l.	14.59		Banca Intesa	Holding
Alfieri Associated Investors Servicos de Consultoria S.A.	20.00		Banca Intesa	Holding
Algi Spa	100.00		Banca Intesa	Pledge
AL.GIO.FIN. S.p.A.	20.00		Banca Intesa	Pledge
Alpifin S.p.A.		11.11	Banca Popolare FriulAdria	Holding
Alstom Hrvatska doo (former Alstom Power)		20.07	Invest Holding doo Karlovac	Holding
Amex Podjetje Za Poslovanje S Kreditnimi Karticami doo		100.00	PBZ American Express Zagreb	Holding
Antares S.p.A.		97.19	Cariparma e Piacenza	Pledge
Arpi S.p.A.	22.11		Banca Intesa	Pledge
Asel Sistemi S.p.A. under bankruptcy procedures	19.15		Banca Intesa	Holding
Asociacion los Portales de Ceres		20.00	Banco Wiese Sudameris	Holding
Atlantis Sa		81.25	Banque Sudameris	Holding
		18.75	Intesa Holding International	Holding
Auschem S.p.A. in liquidation		53.03	Cariparma e Piacenza	Pledge
Azienda Olearia del Chianti S.r.l.		100.00	Cariparma e Piacenza	Pledge
Azzurra S.r.l.		100.00	Cormano	Holding
Banca Caboto S.p.A. (former Banca Primavera, IntesaBci Italia Sim)		93.39	Intesa e.Lab	Holding
	6.61		Banca Intesa	Holding
Banca Carime S.p.A.	25.13		Banca Intesa	Ben. Int.

File No. 82-35020

Company	Percentage of quotas held		Direct ownership	Type of right
	direct	indirect		
Banca Cis S.p.A.		55.37	Banca Intesa Mediocredito	Holding
Banca di Trento e Bolzano S.p.A.		57.00	Finanziaria BTB	Holding
	8.28		Banca Intesa	Holding
Banca d'Italia		0.22	C.R. Ascoli Piceno	Holding
		2.10	C.R. Biella e Vercelli	Holding
		0.08	C.R. Città di Castello	Holding
		0.11	C.R. Foligno	Holding
		0.00	C.R. Rieti	Holding
		0.03	C.R. Spoleto	Holding
		0.15	C.R. Terni e Narni	Holding
		0.08	C.R. Viterbo	Holding
		2.03	Cariparma e Piacenza	Holding
	22.01		Banca Intesa	Holding
Banca Generali S.p.A.		25.00	Banca Caboto	Holding
Banca Intesa (France) S.A. (former B.ca Comm. Ital. France)	99.99		Banca Intesa	Holding
Banca Intesa Mediocredito S.p.A.	100.00		Banca Intesa	Holding
Banca Popolare Friuladria S.p.A.	76.05		Banca Intesa	Holding
Banco ABN Amro Real S.A.	11.58		Banca Intesa	Holding
Banco de Investimento Imobiliario S.A.	30.10		Banca Intesa	Holding
Banco Patagonia Sudameris S.A.		0.65	Atlantis	Holding
(former Banco Sudameris Argentina S.A.)		8.20	Banque Sudameris	Holding
	11.10		Banca Intesa	Holding
Banco Sudameris Paraguay S.A.E.C.A.		92.88	Banque Sudameris	Holding
		0.36	Sudameris Immobiliaria S.A	Holding
Banco Wiese Sudameris S.A		26.21	Lima Sudameris Holding	Holding
(change name to Banco Sudameris Perù not yet effect.)	71.33		Banca Intesa	Holding
Banksiel S.p.A.	14.00		Banca Intesa	Holding
Banque Sudameris Sa		99.99	Intesa Holding International	Holding
BCI Lux Conseil S.A.		50.00	Société Européenne de Banque	Holding
BCI Soditic Trade Finance Ltd		50.00	Intesa Holding International	Holding
BCI U.S. Funding LLC I	100.00		Banca Intesa	Holding
BCI U.S. Funding LLC II	100.00		Banca Intesa	Holding
BCI U.S. Funding LLC III	100.00		Banca Intesa	Holding
Belisce dd		14.70	Riadria Banka	Holding
BI Private Equity Ltd		100.00	Private Equity International	Holding
Binda S.p.A. in liquidation		0.02	Cariparma e Piacenza	Pledge
		0.00	Cormano	Holding
	0.16		Banca Intesa	Pledge
	11.25		Banca Intesa	Holding
Biverbroker S.r.l.		55.00	C.R. Biella e Vercelli	Holding
BMG Serravalle S.r.l.	100.00		Banca Intesa	Pledge
Bolzoni S.p.A.	28.36		Banca Intesa	Holding
Bosco Gerre S.r.l. in liquidation	28.00		Banca Intesa	Pledge
Burano S.r.l. under bankruptcy procedures		100.00	Banca di Trento e Bolzano	Pledge
Burza Cennych Papierov v Bratislave As		20.20	Vseobecna Uverova Banka	Holding
C.R.L. Compagnia Regionale Leasing S.p.A.		99.96	C.R. Terni e Narni	Holding

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
Caboto International SA	100.00		Banca Intesa	Holding
Caboto Securities Ltd. in liquidation		100.00	Caboto Sim	Holding
Caboto SIM S.p.A. (former Caboto Holding SIM)	100.00		Banca Intesa	Holding
Caboto USA Inc.		100.00	Caboto Sim	Holding
Cala Capitana S.r.l. under bankruptcy procedures		100.00	Intesa Gestione Crediti	Pledge
Camigliati Scuola Management Territoriale Scrl		20.00	Intesa Formazione	Holding
Cantiere Darsena Italia S.p.A. in liquidation	20.00		Banca Intesa	Holding
Capital Servis As in liquidation		100.00	Realitna Spolocnost Vub Spol.	Holding
Capitale e Sviluppo S.p.A.		9.76	C.R. Foligno	Holding
		9.76	C.R. Spoleto	Holding
		9.76	C.R. Terni e Narni	Holding
Caralt S.p.A.	35.00		Banca Intesa	Holding
Caridata S.p.A.	100.00		Banca Intesa	Holding
Carignano S.r.l. in liquidation	69.99		Banca Intesa	Pledge
Carinord 2 S.p.A.	41.14		Banca Intesa	Holding
Cassa di Risparmio di Parma e Piacenza S.p.A.	100.00		Banca Intesa	Holding
Cartasi S.p.A. (former Servizi Interbancari SpA)		0.22	Banca Trento e Bolzano	Holding
		0.18	Banca Popolare FriulAdria	Holding
		0.56	Cariparma e Piacenza	Holding
		0.37	C.R. Biella e Vercelli	Holding
		0.01	C.R. Spoleto	Holding
		0.15	C.R. Viterbo	Holding
		0.10	C.R. Ascoli Piceno	Holding
		0.15	C.R. Città di Castello	Holding
		0.15	C.R. Foligno	Holding
		0.15	C.R. Terni e Narni	Holding
		0.15	C.R. Rieti	Holding
	10.78		Banca Intesa	Holding
Cartitalia S.r.l. under bankruptcy procedures		51.00	Cormano	Holding
Case di Cura Riunite S.r.l. under extraordinary administration	71.00		Banca Intesa	Pledge
Cassa di Risparmio di Ascoli Piceno S.p.A.		66.00	Intesa Holding Centro	Holding
Cassa di Risparmio di Biella e Vercelli S.p.A.	55.00		Banca Intesa	Holding
Cassa di Risparmio di Città di Castello S.p.A.		79.24	Intesa Holding Centro	Holding
Cassa di Risparmio della Provincia di Chieti S.p.A.	20.00		Banca Intesa	Holding
Cassa di Risparmio di Fermo S.p.A.	33.33		Banca Intesa	Holding
Cassa di Risparmio di Foligno S.p.A.		70.47	Intesa Holding Centro	Holding
Cassa di Risparmio di Rieti S.p.A.		85.00	Intesa Holding Centro	Holding
Cassa di Risparmio di Spoleto S.p.A.		59.44	Intesa Holding Centro	Holding
Cassa di Risparmio della Provincia di Teramo S.p.A.	20.00		Banca Intesa	Holding
Cassa di Risparmio di Terni e Narni S.p.A.		75.00	Intesa Holding Centro	Holding
Cassa di Risparmio della Provincia di Viterbo S.p.A.		0.01	C.R. Città di Castello	Holding
		0.09	C.R. Spoleto	Holding
		79.09	Intesa Holding Centro	Holding
Castello di Udine S.p.A.		30.00	Banca Popolare FriulAdria	Holding
Cavarzere Produzioni Industriali S.p.A. under extraordinary administration		3.40	Cariparma e Piacenza	Pledge
	8.67		Banca Intesa	Pledge

Company	Percentage of quotas held direct	Percentage of quotas held indirect	Direct ownership	Type of right
Central European International Bank Ltd		100.00	Intesa Holding International	Holding
Centrale dei Bilanci S.r.l.		0.15	Banca Cis	Holding
		0.83	Cariparma e Piacenza	Holding
	11.67		Banca Intesa	Holding
Centro Agro Alimentare di Parma S.r.l.		14.46	Cariparma e Piacenza	Holding
Centro Studi O. Villa S.r.l. in liquidation		100.00	Agricola Investimenti	Holding
Charta S.r.l. (former Leoni Daniele Srl)		70.00	Intesa e.Lab	Holding
Chess Ventures Ltd		49.75	Intesa e.Lab	Holding
China International Packaging Leasing Ltd		17.50	Intesa Holding International	Holding
Cib Credit Rt. (former Cib Car Finance Rt.)		98.00	Cib Leasing	Holding
		2.00	Cib Real Estate	Holding
Cib Insurance Broker Kft.		100.00	Cib Leasing	Holding
CIB Investment Fund Management Rt.		93.33	Central European International Bank	Holding
		6.66	Cib Securities	Holding
		0.01	Cib Service	Holding
CIB Leasing Rt.		1.31	Central European International Bank	Holding
		0.01	Cib Service	Holding
		98.68	Cib Rent	Holding
CIB Real Estate Rt.		98.00	Cib Leasing	Holding
		2.00	Cib Credit	Holding
CIB Rent Rt. (former Cib Rent and Leasing Co. Ltd)		1.11	Cib Securities	Holding
		98.89	Central European International Bank	Holding
CIB Securities Rt.		26.00	Central European International Bank	Holding
		74.00	Cib Service	Holding
CIB Service Kft		99.99	Central European International Bank	Holding
		0.01	Cib Leasing	Holding
Cimo S.r.l.	100.00		Banca Intesa	Pledge
Cofragef S.A. in liquidation		99.76	Banca Intesa (France)	Holding
Coin S.p.A.	100.00		Banca Intesa	Pledge
Comit Investments Ltd (Ireland)	99.21		Banca Intesa	Holding
Compagnia Generale Aprutina S.p.A.	27.07		Banca Intesa	Pledge
Compagnia Italiana Intimo S.p.A.	100.00		Banca Intesa	Pledge
Compagnie Monégasque de Banque Sam.		33.86	Intesa Holding International	Holding
Conser Soc. Consort. Per Azioni		51.00	Sesit Puglia	Holding
Consorzio Aeroporto Foligno-Spoleto		12.50	C.R. Foligno	Holding
Consorzio Agrario Provinciale di Parma S.c.r.l.		18.27	Cariparma e Piacenza	Holding
Consorzio Aiace Cons. Att. Intern. Aziende Comm. Elet.	25.00		Banca Intesa	Holding
Consorzio Nucleo Industrializz. Rieti - Città Ducale		22.33	C.R. Rieti	Holding
Consorzio per gli studi universitari a distanza F. Corongiu		33.33	Banca Cis	Holding
Consul Service S.r.l. in liquidation		98.41	Banca Cis	Holding
Convetro S.p.A. in liquidation		56.25	Banca Popolare FriulAdria	Pledge
Cormano S.r.l.	70.82		Banca Intesa	Holding
Corte Rosada S.r.l. under bankruptcy procedures	80.82		Banca Intesa	Pledge
Cosmetici S.p.A.	100.00		Banca Intesa	Pledge
Dante Prini S.p.A.	32.50		Banca Intesa	Holding

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
Dataconsyst Sistemi di Sicurezza S.p.A. under bankruptcy procedures	99.14		Banca Intesa	Pledge
Del Mar S.A.		56.69	Banco Wiese Sudameris	Holding
Depositos S.A.		99.98	Banco Wiese Sudameris	Holding
Domina Group S.p.A. (former Multimoda Network SpA)	74.52		Banca Intesa	Pledge
DS Data Systems S.p.A.	16.67		Banca Intesa	Holding
Dulevo S.p.A. under bankruptcy procedures	91.70		Banca Intesa	Pledge
E. Gilardi & C. S.r.l. in liquidation		30.00	C.R. Biella e Vercelli	Holding
E.TR. S.p.A.		100.00	Intesa Riscossione Tributi	Holding
Ecc Holding S.r.l.	31.14		Banca Intesa	Holding
Edilmarket S.r.l. under bankruptcy procedures		100.00	Intesa Gestione Crediti	Pledge
Editrade S.A.C.		22.50	Wiese Inversiones Financ.	Holding
EDM S.r.l.		25.00	C.R. Spoleto	Pledge
Elaboration System S.r.l.		90.00	Banca di Trento e Bolzano	Pledge
Elba S.r.l.		100.00	Private Equity International	Holding
Elsacom N.V.	11.33		Banca Intesa	Holding
Elsag Sti S.p.A.		14.86	Cariparma e Piacenza	Holding
Emerald UK Limited Partnership	11.14		Banca Intesa	Holding
Ente Nazionale Sementi Elette	49.41		Banca Intesa	Holding
Epsilon SGR S.p.A.		93.75	Nextra Investment Management SGR	Holding
Equinox Investment Company Scpa		27.78	Private Equity International	Holding
Equitypar Companhia de Participacores S.A.		12.50	Banque Sudameris	Holding
Esatri Esazione Tributi S.p.A.		66.68	Intesa Riscossione Tributi	Holding
Euromilano S.p.A. (former S.r.l.)	37.50		Banca Intesa	Holding
Europay Hrvatska d.o.o. in liquidation		12.50	Privredna Banka Zagreb	Holding
Europrogetti & Finanza S.p.A.	15.97		Banca Intesa	Holding
Everest S.p.A.	100.00		Banca Intesa	Pledge
Evoluzione 94 S.p.A.	18.11		Banca Intesa	Holding
F.I.L.A. Fabbrica Italiana Lapis e Affini S.p.A.	20.00		Banca Intesa	Holding
Fadalti Marco Orfeo S.p.A.		33.33	Banca Popolare FriulAdria	Pledge
Favini S.p.A.	17.41		Banca Intesa	Holding
Fidenza Ovest S.r.l.		25.00	Cariparma e Piacenza	Pledge
Fidia S.p.A.	25.00		Banca Intesa	Holding
Financiere Vespucci Sca (a)	61.66		Banca Intesa	Holding
Finanziaria Agricola Bresciana S.p.A. in liquidation		100.00	Agricola Investimenti	Holding
Finanziaria BTB S.p.A.	99.29		Banca Intesa	Holding
Finanziaria Coin S.r.l.	100.00		Banca Intesa	Pledge
Finanziaria Colonna S.r.l.	100.00		Banca Intesa	Holding
Finech As in liquidation		8.70	Vseobecna Uverova Banka	Holding
		91.30	Realitna Spolocnost Vub Spol.	Holding
Fineurop S.p.A.	15.00		Banca Intesa	Holding
Finlombarda S.p.A.	19.55		Banca Intesa	Holding
Finpas S.p.A. under bankruptcy procedures		28.50	Cariparma e Piacenza	Pledge

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
Fintbrescia Holding S.p.A. in liquidation	17.30		Banca Intesa	Pledge
First Skelligs Int. Fin. Comp. Ltd.	33.33		Banca Intesa	Holding
Formula Sport Group S.r.l.	52.00		Banca Intesa	Pledge
Fundsworld Financial Service Ltd. in liquidation		100.00	Intesa e.Lab	Holding
Galileo Holding S.p.A. in liquidation		5.88	C.R. Viterbo	Holding
	28.98		Banca Intesa	Holding
GE.I.PO. S.r.l.	90.00		Banca Intesa	Pledge
Geni S.p.A. under bankruptcy procedures		35.91	Intesa Gestione Crediti	Holding
Genseb - Generali e Seb Risk Service S.A.		50.00	Société Européenne de Banque	Holding
Giraglia Immobiliare S.p.A.	20.02		Banca Intesa	Holding
GPE S.r.l.		90.55	Banca Popolare FriulAdria	Pledge
Grin S.r.l. in liquidation	100.00		Banca Intesa	Pledge
Gruppo Pasini S.p.A.	100.00		Banca Intesa	Pledge
Harry S.r.l.		100.00	Cariparma e Piacenza	Pledge
Iais4 S.p.A.		90.16	E.TR. Esazione Tributi	Holding
Idra Partecipazioni S.p.A. in liquidation	18.62		Banca Intesa	Holding
Ifas Gruppo S.p.A.	45.00		Banca Intesa	Holding
Il Mondo dei Fiori S.r.l.	100.00		Banca Intesa	Pledge
Imeco S.p.A.		17.86	Banca di Trento e Bolzano	Pledge
	78.81		Banca Intesa	Pledge
Immobiliare Dolcè S.r.l. in liquidation		100.00	Banca di Trento e Bolzano	Pledge
Immobiliare Golena S.r.l. in liquidation	28.00		Banca Intesa	Pledge
Immobiliare Lana S.r.l. in liquidation		99.00	Banca di Trento e Bolzano	Pledge
Immobiliare Maram S.r.l.	100.00		Banca Intesa	Holding
Immobiliare Olimpia '93 S.p.A.	100.00		Banca Intesa	Pledge
Impianti S.r.l. in liquidation		1.69	Banca di Trento e Bolzano	Holding
		5.14	Cariparma e Piacenza	Holding
	12.11		Banca Intesa	Holding
Impresa Castelli S.p.A.	36.60		Banca Intesa	Pledge
Infocorp S.A.		20.73	Banco Wiese Sudameris	Holding
Informatica Umbra S.r.l.		8.33	C.R. Spoleto	Holding
		8.33	C.R.Foligno	Holding
Iniziative Urbane S.p.A.		11.11	Banca di Trento e Bolzano	Holding
Insediamenti Produttivi Piemonte Settentrionale S.p.A.		12.76	C.R. Biella e Vercelli	Holding
International Sailing Boats - ISB S.p.A. (former Codipi Spa)	30.00		Banca Intesa	Holding
Intertour As		12.88	Vseobecna Uverova Banka	Holding
Intesa Bank Canada (former IntesaBci Canada/B.ca Commerciale Italiana of Canada)		100.00	Intesa Holding International	Holding
Intesa Bank Ireland Plc (former IntesaBci B.Ireland/ Comm. Ital. Plc Ireland)	99.99		Banca Intesa	Holding
Intesa Bank Overseas Ltd.	100.00		Banca Intesa	Holding
Intesa e-Lab S.p.A. (former IntesaBci e.Lab / B.ca Proxima)	100.00		Banca Intesa	Holding
Intesa Fiduciaria Sim S.p.A. (former IntesaBci Fiduc. Sim/ Ambrofid)	100.00		Banca Intesa	Holding

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
Intesa Formazione S.c.p.A. (former Intesa Formazione Sud CEII S.)		37.55	Intesa Holding Centro	Holding
	61.00		Banca Intesa	Holding
Intesa Funding Llc (former BCI Funding Corporation)	100.00		Banca Intesa	Holding
Intesa Gestione Crediti S.p.A. (former IntesaBci Gest.Crediti/ C.R.Salern.)	100.00		Banca Intesa	Holding
Intesa Holding Asset Management SpA(former Intesa Ass. Manag. SGR)	100.00		Banca Intesa	Holding
Intesa Holding Centro S.p.A. (former Holding IntesaBci Centro)	97.57		Banca Intesa	Holding
Intesa Holding International Sa (former Comit Holding Intern. Sa)	99.99		Banca Intesa	Holding
Intesa Immobiliare S.r.l. (former IntesaBci Immobiliare)	100.00		Banca Intesa	Holding
Intesa Investimenti S.p.A.(former IntesaBci Inv./Comp.Ital.di Invest. Divers.)	100.00		Banca Intesa	Repo
Intesa Lease Sec. S.r.l.	60.00		Banca Intesa	Holding
Intesa Leasing S.p.A.	99.51		Banca Intesa	Holding
Intesa Mediofactoring S.p.A. (former Mediofactoring SpA)	100.00		Banca Intesa	Holding
Intesa Preferred Capital Co. Llc.	100.00		Banca Intesa	Holding
Intesa Preferred Capital Co. Llc. II	100.00		Banca Intesa	Holding
Intesa Previdenza SIM S.p.A. (former Sim Co.Ge.F. SpA)	55.00		Banca Intesa	Holding
Intesa Real Estate S.r.l.		10.66	Cariparma e Piacenza	Holding
	89.34		Banca Intesa	Holding
Intesa Renting S.p.A.		65.00	Intesa Leasing	Holding
Intesa Riscossione Tributi S.p.A. (former IntesaBci Riscoss.Tributi)	100.00		Banca Intesa	Holding
Intesa Sec. S.p.A. (former IntesaBci Sec.)	60.00		Banca Intesa	Holding
Intesa Sec. 2 S.r.l. (former IntesaBci Sec. 2)	60.00		Banca Intesa	Holding
Intesa Sec. NPL S.p.A. (former IntesaBci Sec NPL)		60.00	Caboto Sim	Holding
Intesa Sec. NPL 2 S.r.l. (former La Centrale Consulenza Srl)	60.00		Banca Intesa	Holding
Intesa Sistemi e Servizi S.p.A.	100.00		Banca Intesa	Holding
Intesa Vita S.p.A. (former Timavo Vita SpA)	50.00		Banca Intesa	Holding
IntesaBci Capital and Finance Ltd		99.00	Intesa Holding International	Holding
IntesaBci Preferred Capital Company Llc III Delaware	100.00		Banca Intesa	Holding
IntesaBci Preferred Securities Investor Trust		100.00	IntesaBci Preferred Capital Company Llc III Delaw.	Holding
Intesa Trade Sim S.p.A.		100.00	Intesa e.Lab	Holding
Inversiones Mobiliarias S.A - IMSA	97.29		Banca Intesa	Holding
Inversiones Sudameris C.A. (Venezuela)		99.97	Banque Sudameris	Holding
Investholding D.O.O. Karlovac		56.38	Privredna Banka Zagreb	Holding
Investitori Associati S.A in liquidation	16.67		Banca Intesa	Holding
Inveurop Investimenti Europei S.p.A. under bankruptcy procedures		83.67	Cariparma e Piacenza	Pledge
Ioca Ltd [(a)]	49.04		Banca Intesa	Holding
Ipef Partners Ltd.	40.50		Banca Intesa	Holding
Italenergia Bis S.p.A.		10.66	Private Equity International	Holding
Italia Generali Costruzioni S.r.l.	100.00		Banca Intesa	Pledge
Italian Equity Advisors S.p.A. in liquidation	52.81		Banca Intesa	Pledge
Kingstone Comercio Int. Ltda.	25.19		Banca Intesa	Holding

Company	Percentage or quotas held direct	Percentage or quotas held indirect	Direct ownership	Type of right
Land S.p.A. in liquidation (former Musicland S.p.A.)	40.00		Banca Intesa	Holding
Lazard & Co. S.r.l.	40.00		Banca Intesa	Holding
Leasreal As		100.00	Vseobecna Uverova Banka	Holding
Lima Sudameris Holding S.A.		0.04	Banco Wiese Sudameris	Holding
		43.95	Inversiones Mobiliarias	Holding
	49.28		Banca Intesa	Holding
LO.SE.RI. S.p.A.	30.50		Banca Intesa	Holding
Lupifin S.r.l.	100.00		Banca Intesa	Pledge
Luxi Privilege Conseil S.A.		50.00	Société Européenne de Banque	Holding
Luxicav Conseil S.A.		99.97	Société Européenne de Banque	Holding
Magazzini Generali Fiduciari Cariplo S.p.A.	100.00		Banca Intesa	Holding
Magic S.p.A.	19.82		Banca Intesa	Pledge
Manifattura Satta & Bottelli S.p.A.	49.00		Banca Intesa	Pledge
Mantero Finanziaria S.p.A.	10.59		Banca Intesa	Holding
Marcofil S.p.A. under bankruptcy procedures	100.00		Banca Intesa	Pledge
Marcotex S.p.A. under bankruptcy procedures	100.00		Banca Intesa	Pledge
Mater.Bi S.p.A.	34.48		Banca Intesa	Holding
Medicatus-SPC Rt.		50.00	Cib Insurance Broker	Holding
		50.00	Cib Real Estate	Holding
Medimurska Banka dd		96.39	Privredna Banka Zagreb	Holding
Medinvest S.r.l. under bankruptcy procedures		100.00	Intesa Gestione Crediti	Pledge
Milano Zero Tre S.r.l.		10.66	Cariparma e Piacenza	Holding
	38.34		Banca Intesa	Holding
Modulblok S.p.A.		12.46	Banca Popolare FriulAdria	Holding
Montagna 2000 S.p.A.		11.00	Cariparma e Piacenza	Holding
Monte Mario 2000 S.r.l.		47.50	Finanziaria Colonna	Holding
N.T.M. S.p.A.		93.80	Banca Intesa Mediocredito	Pledge
Nageo B.V. (9)	25.00		Banca Intesa	Holding
Netsystem.com S.p.A.	35.74		Banca Intesa	Pledge
Neubor Glass S.p.A.		26.66	Banca Popolare FriulAdria	Holding
Nextra Alternative Investments SGR S.p.A. (former Comit Gestioni SGR)		90.00	Nextra Investment Management SGR	Holding
	10.00		Banca Intesa	Holding
Nextra Distribution Services SA (former Prontofund Advisory SA)		99.97	Nextra Investment Management SGR	Holding
		0.03	Société Européenne de Banque	Holding
Nextra Investment Management SGR S.p.A. (former Comit Asset Management SGR)		67.95	Intesa Holding Asset Management	Holding
	32.05		Banca Intesa	Holding
Novacarta S.r.l. in liquidation		99.90	Cormano	Holding
Nuova Cartiera di Arbatax S.p.A. under extraordinary administration		16.00	Banca Cis	Holding
Nuova G S.p.A. under extraordinary administration	100.00		Banca Intesa	Pledge
Nuova Panetto e Petrelli S.p.A.		15.33	C.R. Spoleto	Holding
Nuovo Hotel S. Pietro S.r.l.	28.00		Banca Intesa	Pledge
O.M.S.O. Officina Macchine per Stampa su Oggetti S.p.A.	20.50		Banca Intesa	Pledge
Obiettivo Nordest Sicav S.p.A.	36.19		Banca Intesa	Holding

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
Office Chairs Participations Sarl	50.00		Banca Intesa	Holding
Olearia Castello degli Olivi S.r.l.		100.00	Cariparma e Piacenza	Pledge
Olifin S.r.l.		98.99	Cariparma e Piacenza	Pledge
OOO Intesa Realty Russia	100.00		Banca Intesa	Holding
P.B. S.r.l.	42.24		Banca Intesa	Holding
Palace Hotel S.p.A.		22.90	Banca di Trento e Bolzano	Pledge
Parmafactor S.p.A.		10.00	Cariparma e Piacenza	Holding
	10.00		Banca Intesa	Holding
PBZ American Express D.O.O. Zagreb		100.00	Privredna Banka Zagreb	Holding
PBZ American Express D.O.O. - Skopje		95.00	PBZ American Express Zagreb	Holding
PBZ Croatia Osiguranje Joint Stock Co. for Comp. Pens. Fund M. (former PBZ Croatia Osiguranje Plc for Compulsory Pension Fund Man.)		50.00	Privredna Banka Zagreb	Holding
PBZ Im-Und Export Handel Service Gmbh in liquidation		100.00	Privredna Banka Zagreb	Holding
PBZ Invest D.O.O.		100.00	Privredna Banka Zagreb	Holding
PBZ Kapital D.O.O.		100.00	Privredna Banka Zagreb	Holding
PBZ Leasing D.O.O.		100.00	Privredna Banka Zagreb	Holding
PBZ Nekretnine D.O.O.		100.00	Privredna Banka Zagreb	Holding
PBZ Stambena Stedionica d.d.		100.00	Privredna Banka Zagreb	Holding
PBZ Trading in liquidation - Moskow		100.00	PBZ Im-Und Export Handel Service GmbH	Holding
Petrochemical Investments Ltd	100.00		Banca Intesa	Holding
Phoenix KG		1.22	Phoenix Beteiligungs GmbH	Holding
	98.78		Banca Intesa	Holding
Phoenix Beteiligungs GmbH	100.00		Banca Intesa	Holding
Piaggio Acquisition S.a.r.l.	14.40		Banca Intesa	Holding
Piergiorgio Coin Investimenti S.p.A.		100.00	Cariparma e Piacenza	Pledge
Pinestead Investment Corp. [n]	20.00		Banca Intesa	Holding
PM S.r.l. in liquidation (former Professione Musica Ed.Musicali Srl)	29.00		Banca Intesa	Holding
Po Vita S.p.A.		50.00	Cariparma e Piacenza	Holding
Porto San Rocco S.p.A.		40.86	Banca Popolare FriulAdria	Pledge
Previnet S.p.A.	45.50		Banca Intesa	Holding
Private Equity International S.A. (former Neuf)	99.99		Banca Intesa	Holding
Privredna Banka - Laguna Banka D.D.		100.00	Privredna Banka Zagreb	Holding
Privredna Banka Zagreb d.d.		76.30	Intesa Holding International	Holding
Procesos MC Perù SA		50.00	Banco Wiese Sudameris	Holding
Progetti S.r.l.	24.00		Banca Intesa	Pledge
Progetto Montecity S.p.A.	100.00		Banca Intesa	Pledge
Prominvest S.r.l.	100.00		Banca Intesa	Pledge
Realitna Spolocnost Vub Spol. Sro		100.00	Vseobecna Uverova Banka	Holding
Redbanc S.r.l.		20.00	Banque Sudameris	Holding
Remari Finanziaria S.r.l. in liquidation	28.00		Banca Intesa	Pledge
Renee S.r.l. under bankruptcy procedures	100.00		Banca Intesa	Pledge
Reno S.p.A.	52.09		Banca Intesa	Pledge

Company	Percentage or quotas held direct	Percentage or quotas held indirect	Direct ownership	Type of right
Riadria Banka D.D.		77.98	Privredna Banka Zagreb	Holding
Riconversider S.r.l.	13.86		Banca Intesa	Holding
Rosellini International Alpha Ltd.		60.00	Transatlantic Telecomunications Fin. Alpha Ltd.	Holding
Rosellini International Beta Ltd.		60.00	Transatlantic Telecomunications Fin. Beta Ltd.	Holding
Rosellini International Gamma Ltd.		60.00	Transatlantic Telecomunications Fin. Gamma Ltd.	Holding
RVS As (former Bankove Zuctovacie Centrum Slovenska)		10.95	Vseobecna Uverova Banka	Holding
S.C.M. Servicios y Mandatos SA (former Sudameris Capital Markets)		99.72	Banque Sudameris	Holding
S.E.P. Società Economia Parmense S.r.l.		19.00	Cariparma e Piacenza	Holding
S.I.F. Società Investimenti Fieristici S.p.A.		16.81	Cariparma e Piacenza	Holding
Sabaudia 29 S.r.l. in liquidation	95.00		Banca Intesa	Pledge
Saga S.p.A.	45.00		Banca Intesa	Pledge
Sailview Company		99.99	Private Equity International	Holding
Sant'Antonio Abate S.r.l.		75.00	Cariparma e Piacenza	Pledge
Saper Empreendimentos Imobiliarios Ltda		37.90	Soc. de Assessoria Tecnica e Administrativa	Holding
Scala Advisory S.A.		0.03	Société Européenne de Banque	Holding
	99.97		Banca Intesa	Holding
Scontofin S.A	15.00		Banca Intesa	Holding
Scooter Holding Partners 2 Sarl	23.36		Banca Intesa	Holding
Seb Trust Ltd		99.99	Société Européenne de Banque	Holding
Selezione Terza S.r.l.	50.00		Banca Intesa	Holding
Servicios Bancarios Compartidos S.A		11.28	Banco Wiese Sudameris	Holding
Servitia S.A		100.00	Société Européenne de Banque	Holding
Servizi Riscossione Tributi S.p.A. (former SE.RI.T.)		99.97	C.R. Terni e Narni	Holding
		0.03	C.R. Spoleto	Holding
Servizio Riscossione Tributi Rieti S.p.A. (former SE.RI.T. Rieti)		100.00	C.R. Rieti	Holding
Sesit Puglia S.p.A.		99.99	Intesa Riscossione Tributi	Holding
Setefi S.p.A.	100.00		Banca Intesa	Holding
Shi-mi S.A	99.99		Banca Intesa	Holding
Shoplà S.p.A.		100.00	Intesa e-Lab	Holding
Sider Corp S.A.		36.79	Wiese Inversiones Financieras	Holding
Sitia - Yomo S.p.A.	94.01		Banca Intesa	Pledge
Skillpass S.p.A.	12.50		Banca Intesa	Holding
Slovak Banking Credit Bureau Spol. Sro		33.33	Vseobecna Uverova Banka	Holding
SO.GE.A.P. Aeroporto di Parma S.p.A.		13.13	Cariparma e Piacenza	Holding
Soc. De Assessoria Tecnica e Administrativa Sa - SATA		99.99	Banque Sudameris	Holding
Società Agricola Valserena S.r.l.		50.00	Cariparma e Piacenza	Pledge
Soc. Aree Ind. ed Artigianali - S.A.I.A. S.p.A.	10.08		Banca Intesa	Holding
Società Europea di Sviluppo S.r.l.	90.00		Banca Intesa	Pledge
Società Italiana di Revisione e Fiduciaria S.p.A. - SIREF	100.00		Banca Intesa	Holding

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
Società per i Servizi Bancari - SSB S.p.A.		N.S.	Banca Cis	Holding
		0.06	Banca Popolare FriulAdria	Holding
		0.21	Cariparma e Piacenza	Holding
		0.24	Banca Trento e Bolzano	Holding
		0.02	C.R. Ascoli	Holding
		0.11	C.R. Biella e Vercelli	Holding
		0.04	C.R. Città di Castello	Holding
		0.04	C.R. Foligno	Holding
		0.04	C.R. Rieti	Holding
		0.01	C.R. Spoleto	Holding
		0.04	C.R. Terni e Narni	Holding
		0.04	C.R. Viterbo	Holding
	17.52		Banca Intesa	Holding
Societe d'Investiss.et de Financ. Immobiliers S.A - Finameris		99.99	Banca Intesa (France)	Holding
Société Européenne de Banque S.A		99.99	Intesa Holding International	Holding
Societe Fonciere Meyerbeer Sarl		99.56	Banque Sudameris	Holding
Sphera S.à r.l.		100.00	Banca Intesa (France)	Holding
Spolocnost pre Bankovu Ochranu As		100.00	Vseobecna Uverova Banka	Holding
Stavebna Sporitelna Vub - Wustenrot As		50.00	Vseobecna Uverova Banka	Holding
Strutture Centrali S.r.l.	25.00		Banca Intesa	Pledge
Sudameris Administradora de Fondos Mutuos S.A		70.00	Banco Sudameris Paraguay	Holding
Sudameris Casa de Bolsa S.A		49.00	Banco Sudameris Paraguay	Holding
Sudameris Immobiliaria S.A. (Panama) in liquidation		100.00	Banque Sudameris	Holding
Sudameris Inversiones y Proyectos SA in liquidation		94.99	Banque Sudameris	Holding
		5.00	Sudameris Immobiliaria	Holding
Sudpar International Inc. in liquidation		100.00	Banque Sudameris S.A	Holding
Sviluppo Garibaldi Repubblica S.p.A.	33.00		Banca Intesa	Holding
Synesis Finanziaria S.p.A.	25.00		Banca Intesa	Holding
Tabby S.p.A. under bankruptcy procedures	73.81		Banca Intesa	Pledge
Tasa Finance Lux S. à r.l. [a]	100.00		Banca Intesa	Holding
Tayar Receivables Company		17.16	Comit Investment - Ireland	Holding
Technicky Servis As		100.00	Vseobecna Uverova Banka	Holding
Tecnoarredamenti S.r.l.		100.00	Banca Popolare FriulAdria	Pledge
Tecnoforge S.p.A.	14.77		Banca Intesa	Pledge
Tehnolosko-Inovacijski Centar doo		11.20	Riadria Banka	Holding
Termomeccanica S.p.A.	32.32		Banca Intesa	Holding
The Augustus Investment Company [a]	100.00		Banca Intesa	Holding
The Peru Privatisation and Development Fund Ltd		0.89	Banco Wiese Sudameris	Holding
		9.92	Banque Sudameris	Holding
The Tiberius Fund [a]	100.00		Banca Intesa	Holding
The Titus Fund [a]		100.00	Intesa Investimenti	Holding
Transatlantic Telecommunications Fin. Alpha Ltd. [a]	100.00		Banca Intesa	Holding
Transatlantic Telecommunications Fin. Beta Ltd. [a]	100.00		Banca Intesa	Holding
Transatlantic Telecommunications Fin. Gamma Ltd. [a]	100.00		Banca Intesa	Holding
Tre Re S.p.A. in liquidation	39.99		Banca Intesa	Pledge
Trigoria 2000 S.r.l. in liquidation	95.00		Banca Intesa	Pledge

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
Tubrtex S.r.l.	50.00		Banca Intesa	Pledge
Twice Sim S.p.A. (former Gemofin Sim)	19.95		Banca Intesa	Holding
Vibu Spa		50.00	Cariparma e Piacenza	Pledge
Villaggio Turistico Internazionale S.r.l. (former Sviluppo Marino Srl)	100.00		Banca Intesa	Pledge
Vis Italiana S.r.l.	11.08		Banca Intesa	Pledge
Viterie Bal.Bi S.r.l.		50.00	Banca Popolare FriulAdria	Pledge
Vobitech Nv in liquidation	36.63		Banca Intesa	Holding
Vseobecna Uverova Banka As		96.49	Intesa Holding International	Holding
Vub Asset Management Sprav. Spol. As		100.00	Vseobecna Uverova Banka	Holding
Vub Factoring As		97.38	Vseobecna Uverova Banka	Holding
Vub Leasingova As		100.00	Vseobecna Uverova Banka	Holding
Vub Real As in liquidation		100.00	Realitna Spolocnost Vub Spol.	Holding
Wiese Inversiones Financieras S.A		99.70	Banco Wiese Sudameris	Holding
Wiese Sudameris Fondos S.A.		100.00	Banco Wiese Sudameris	Holding
Wiese Sudameris Leasing S.A.		99.82	Banco Wiese Sudameris	Holding
Wiese Sudameris Sociedad Agente del Bolsa S.A.		100.00	Banco Wiese Sudameris	Holding
Wiese Sudameris Sociedad Titulizadora S.A.		100.00	Banco Wiese Sudameris	Holding
Zao Banca Intesa	100.00		Banca Intesa	Holding
Zao International Business Consulting	55.00		Banca Intesa	Holding
Zet S.r.l.		55.00	Cariparma e Piacenza	Pledge
Zetesis.com S.p.A. in liquidation	39.91		Banca Intesa	Holding

(*) Equity investment for which there is a commitment to sell at a later date and at a predetermined price. This equity investment is accounted for as a repurchase agreement.

N.S. = not significant since the percentage is under 0.001.

INFORMATION REGARDING RESERVES, ALLOWANCES AND TAX CREDIT

The following table shows information regarding the tax situation of reserves and tax credit.
The latter was abolished as of 1st January 2004 following the entry in force of the Legislative Decree 344/2003.

Information regarding reserves and allowances

(in millions of euro)

	Reserves and Allowances which do not concur to form Income for shareholders	Other Reserves and Allowances	Reserves and Allowances which in case of distribution concur to form the Company's taxable income
Share premium reserve	5,404		
Legal reserve	85	688	
Extraordinary reserve		61	
Reserve for own shares	1,015		
Allowance for Consortium companies as per Law 787 of 5/12/1978		5	
Allowance reinvested capital gains as per Law 169 of 4/5/1983		8	
Special Reserve - Resolution 16/3/1999		5	
Capital increase via transfer of Liberated Reserves as per Legislative Decree 467/97		–	
Capital increase via transfer of Reserves subject to a suspended tax regime – Reserve as per Law 576 of 2/12/1975 – Reserve as per Law 72 19/3/1983			50 226
Reserve as per Law 576 of 2/12/1975			3
Allowance pursuant to Art. 55 of Presidential Decree 597/1973			–
Allowance pursuant to Art. 55 of Presidential Decree 917/1986			1
Revaluation Reserve as per Law 74/1952			–
Reserve as per Law 72 of 19/3/1983			143
Reserve pursuant to Art. 7 par 3 of Law 218 of 30/7/1990n. 218			232
Reserve pursuant to Art. 7 of Law 218 of 30/7/1990			302
Reserve as per Law 413 of 30/12/1991		–	379
Reserve as per Law 170 of 18/3/1965			–
Reserve as per Law 408 of 29/12/1990			7
Reserve pursuant to Art. 67 of Presidential Decree 917 of 22/12/1986			–
Revaluation Reserve as per Law 342 of 21/11/2000			456
Reserve pursuant to Art. 13 of Legislative Decree 124 of 21/4/1993			1
Reserve pursuant to Art. 22 of Legislative Decree 153 of 17/5/1999			1,017
Legal Reserve Branches Abroad	15		
Total	6,519	767	2,817

File No. 82-35020

Information regarding tax credit

	Amount of taxes for the attribution to shareholders of the entire tax credit	Amount of taxes for the attribution to shareholders of the limited tax credit
Initial balance	2,936	1,610
Adjustment of the initial balance due to mergers	10	1
Past exemptions	38	
Decrease due to distribution of income and reserves resolved upon in the year	–61	
Income subject to a lower tax rate		7
Increase due to taxes paid in the year	251	–112
Total	3,174	1,506

Glossary

GLOSSARY OF CERTAIN TERMS OF THE ANNUAL REPORT

(as used in the "Report" and with the exclusion of the terms that have become commonplace in the Italian language or which are used in a context that already clarifies their meaning)

Account bank
In a securitisation transaction it is the bank in which the accounts are opened on which payments are received from the securitised portfolio and payments are made to the holders of the securities.

Add on
Percentage of nominal value of a derivative contract used to calculate the credit equivalent of the derivate for the purpose of determining its capital absorption.

Advisor/co-advisor
Financial broker assisting government authorities or companies involved in privatisation or other corporate finance transactions, whose tasks range from arranging appraisals to drawing up documents and providing general professional advice about specific transactions.

Asset Backed Securities
Financial instruments, whose yield and redemption are guaranteed by assets of the issuer, exclusively earmarked for the satisfaction of the rights incorporated in the financial instruments themselves.

Asset & Liability Management
Integrated management of assets and liabilities designed to allocate the resources with a view to optimising the risk/yield ratio.

Arranger/sole arranger/co-arranger/Joint arranger
In the sector of structured finance, the arranger is the figure who acts as a co-ordinator of the organisational aspects of the transaction

Asset management
Activities in connection with the management and administration of the assets of the clientele in different ways.

Asset swap
Contract providing for the sale or purchase of a bond together with a derivative contract (irs).

Audit
In quoted companies, it is overall checking on the business and bookkeeping of a company, performed by both in-house staff (internal audit) and independent audit firms (external audit).

Back office
The unit of a bank or holding company that takes care of handling all transactions performed by the operational units (front office).

Backtesting
Retrospective analysis performed to verify the reliability of the measurement of risk sources associated with different asset portfolios.

Badwill
The lower value of a company with respect to the total of its assets and liabilities.

Banking book
Usually concerns securities or financial instruments in general, identifying the portion of a portfolio dedicated to "proprietary" trading.

Basis swap
Contract providing for the exchange between opposite parties of variable-rate payments linked to a different index.

Bookrunner/joint bookrunner
see "Lead manager"

Budget
Forecast of cost and income trends of a firm in some future period.

Business unit
Structure whose operations are aimed at managing a specific activity.

Business plan
Plan of activities to be undertaken in a reorganisation procedure, defining their means of implementation and assessing their impact.

Captive
Term generically referring to "networks" or companies that operate in the exclusive interest of their parent company or group.

Calculation agent
In a securitisation transaction it is the entity in charge of all calculations (determination of the floating rate on the securities, calculation of interest at payment dates, determination – on the basis of collections communicated by the servicer – of payments to be made to the holders of securities in the respect of subordination levels provided for in the contracts etc.).

Cash manager
In a securitisation transaction it is the entity in charge of the management of the liquidity of the vehicle company and the preparation of reporting on investments made.

CDO - Collateralised Debt Obligation
Securities issued within the framework of securitisation transactions, guaranteed by underlying assets in the form of credits, securities or other financial assets.

Commercial paper
Short-term notes issued in order to collect funds from third-party underwriters as an alternative to other forms of indebtedness.

Core tier 1
Tier 1 shareholders' equity excluding preference shares.

Corporate
Segment of customers corresponding to medium- and large-sized firms (mid-corporate, large corporate).

Corporate bond
Bond issued by medium and large companies.

Corporate governance
Identifies the instruments and rules/standards taken as a whole regulating the life of the company, particularly as regards the transparency of documents and company records, and the completeness of information made available to the market.

Credit default swap/option
Contract under which one party transfers to another the credit risk of a loan or security, against payment of a premium, at such a time when some event has caused a downgrading of the debtor's credit rating (in the case of an option, the right must be exercised by the purchaser).

Credit derivatives
Derivative contracts that cause the transfer of credit risks. These products allow investors to perform arbitrage and/or hedging on the credit market mainly by means of instruments other than cash, to acquire credit exposures diversified in their maturity and intensity, to modify the risk profile of a portfolio and to separate credit risks from other market risks.

Credit-linked notes
Similar to bonds issued by the protection buyer or a vehicle company whose holders (protection sellers) – in exchange for a yield equal to the yield of a bond with the same maturity plus the premium received for credit risk hedging – take the risk of losing (in whole or in part) the maturing capital and the related flow of interest, upon occurrence of a specific event.

Credit spread option
Contract under which the protection buyer reserves the right, against payment of a premium, to collect from the protection seller a sum depending on the positive difference between the market spread and that fixed in the contract, applied to the notional value of the security.

Cross - selling
Activity designed to increase customer loyalty through the sale of integrated products and services to them.

Currency swap
see "swap"

Default
Referred to a foreign Country designates the condition of declared inability to honour one's debts and/or make the relevant interest payments.

Desk
It generally refers to an operating unit where a particular activity is mainly carried on.

e-business
Indicates customer use of electronic networks (internet or similar) to carry out a vast range of transactions, including the sale of goods and/or services.

Energy (finance)
Structured finance deals in the energy industry.

Equity derivatives
Derivatives on stocks or stock indexes.

Equity financing/equity origination
Increase in the share capital of a company carried out via the organisation of a new share issue.

Equity swap
Contract providing for the exchange of payments flows which are partly or fully related to the performance of stocks or stock indexes.

EVA – Economic Value Added
Indicator of internal performance adopted to calculate value created by a company in a specific period, in terms of effective investment of capital employed. Therefore, it is an operating tool to assess the allocation of resources between alternative investments and to assess results.

Factoring
Contract of which entails the sale of commercial credits, pro soluto (with credit risk transferred to the buyer) o pro solvendo (with credit risk retained by the seller), activated by specialised firms for purposes of management and collection, normally associated with the granting of a loan to the transferor.

Fair value
It is the consideration for which, in a free, competitive market, an asset could be exchanged or a liability extinguished, in a free transaction between knowlegeable and willing counterparties.

Fairness/legal opinion
An opinion given on request by experts of recognised professionalism and competence, as regards the congruity of the economic terms and/or lawfulness and/or technical aspects of a given transaction.

Forward rate agreement
see "Forwards"

Forwards
Forward contracts on interest rates, exchange rates or stock indexes, generally negotiated in over-the-counter markets and whose conditions are established at the time when the contract is entered into, but which will be fulfilled at a predetermined future date, by means of the receipt or payment of differentials calculated with reference to parameters that vary according to the purpose of the contract.

Funding
The procurement of capital, in various forms, to finance the company business or particular financial transactions.

Futures
Standardised future contracts under which the parties agree to exchange securities or physical commodities at a fixed forward price and at a future date. Such contracts are normally traded on organised markets, where their execution is guaranteed. In practice, futures on securities often do not involve the physical exchange of the underlying value.

Goodwill
The value attached to intangible assets as part of the purchase price of a shareholding in a going concern.

Governance
see "Corporate governance"

Hedge fund
Investment fund that employs hedging instruments in order to achieve a better result in terms of risk/return ratio.

Hedging
Indicates the various types of techniques applied by asset managers to cover the risk deriving

from the fluctuations of interest rates, foreign exchange rates or other types of risks.

Index linked
Policies whose performance at maturity depends on the performance of a parameter of reference, which may be a stock index, a basket of securities or some other indicator.

Information & communication technology
The set of IT competencies and technologies applied to corporate procedures and communication systems.

Infrastructure & Industries (finance)
Structured finance deals in the sectors of infrastructure and industry. Also includes financial advisory for transactions in such sectors.

Interest rate swap
A binding agreement in which two parties agree to exchange flows on some predetermined notional amount with a fixed/variable or variable/variable rate.

Internal audit
Function which is institutionally in charge of internal auditing.

Internal deals
Transactions between different operating units of the same firm.
The relevant documentary material is part of the bookkeeping and contributes to determining the position (trading or hedging) of the individual units involved.

Intra day
Used to refer to an investment/divestment transaction performed in the course of a single day involving the negotiation of a security. It is also used with reference to prices quoted during any one day.

Investment grade
Term used with reference to quality bonds that have received a rating of at least Baa/BBB from the agencies Standard & Poor's/Moody's.

Joint venture
Agreement involving two or more firms for the performance of a given economic activity, generally through the incorporation of a joint-stock company.

Judgemental
Methodology used to determine the rating of a debtor which uses specific financial analyses integrated with analyst judgement of qualitative elements.

Junior
In a securitisation transaction it is the lowest-ranking portion of the securities issued, being the first to bear losses that may occur in the course of the recovery of the underlying assets.

Large corporate
see "Corporate"

Lead/Joint lead Manager/Bookrunner
Leading figure of the issuing syndicate of a bond; he deals with the debtor, is responsible for choosing the co-lead managers and the other members of the underwriting syndicate in agreement with the same debtor; he determines the terms and conditions of issue, manages the execution thereof (almost always undertaking to place the most relevant portion on the market) and keeps the books (bookrunner); in addition to the reimbursement of expenses and usual fees, he receives a special commission for this service.

Leveraged finance
Financing of acquisitions of companies

Listing agent
In this specific case it refers to the company which has been given mandate, in a securitisation transaction, to manage the listing of the issued securities.

Lower Tier 2
It designates subordinate liabilities that have the features to be included in supplementary capital and reserves or Tier 2.

Mark to market
Process of evaluating a portfolio of securities or other financial instruments on the basis of the prices expressed by the market.

Market making
Financial activity carried out by specialised intermediaries, whose task consists of guaranteeing market liquidity and depth, both through their continuous presence and by means of their role of competitive guide in determining prices.

Market neutral
Operating strategies involving securities designed to immunise the relevant portfolios from risk in connection with market variations.

Merchant banking
Involves a range of activities including the underwriting of securities – both equities or bonds – issued by corporate clients for subsequent offering on the market, the acquisition of shareholdings for longer periods but with the same aim of transferring them later, and the providing of business consulting services in the matter of mergers and acquisitions or reorganisation.

Mezzanine
In a securitisation transaction it is the tranche ranking between the junior tranche and senior tranche.

Mid corporate
see "Corporate"

Montecarlo
Model which, based on the relative volatility of various risk factors, generates a wide number of scenarios in which each position in the portfolio is explicitly measured, permitting to observe the effective distribution of returns and to calculate confidence intervals.

Non performing
Term generally referring to loans characterised by unsteady performance.

Operational risk
Risk of losses deriving from inadequate or failed internal processes, people and systems or due to external events, including legal risks.

Option
Upon payment of a premium, the buyer acquires a right, but not an obligation, to purchase (call option) or to sell (put option) a financial instrument at a set price (strike price) within (American option) or on (European option) a given future date.

Outstanding
Identifies the portion in circulation of a financial instrument.

Over the counter (OTC)
It designates transactions carried out directly between the parties and not in an organised market.

Paying agent
In securitisation transactions it is the bank which materially makes the payments on the basis of the calculations communicated by the calculation agent.

Performing
Term generally referring to loans characterised by steady performance.

Pool (transactions)
Loans set up and guaranteed by a pool of banks and other financial institutions.

Preferred shares
In this specific case they are instruments which are half way between equity and subordinated liabilities. They entail a coupon, determined at the time of issue, whose payment is conditional upon the Bank's compliance with capital requirements. In case of liquidation of the Bank they give rise to the right to reimbursement of the capital only after all other creditors have been paid. These characteristics qualify the instrument as Preferred Equity and permit the inclusion in shareholders' equity for supervisory purposes.

Price sensitive
Generally refers to information or figures which have not been disclosed to the general public and which are capable, if they become public, of significantly influencing stock price.

Pricing
Broadly speaking, it generally refers to the methods used to determine yields and/or costs of products and services offered by a bank.

Private equity
Involves activity aiming at the acquisition of shareholdings and their subsequent sale to specific counterparts, without public offerings.

Private placement
Placement of newly-issued securities to a limited numbers of subscribers.

Project Finance
Technique for the financing of industrial projects based upon a forecast of the cash flow generated by the projects themselves. The analysis is based upon a series of evaluations differing from those generally made when assessing ordinary credit risks. In addition to the analysis of cash flow, such evaluations include a technical examination of the project, the suitability of the sponsors engaged in carrying out the project and the markets where the product will be placed.

Proprietary trading
Trading activity on the bank's proprietary portfolio.

Rating
An evaluation of the quality of a company or of its bond issues, based on the company's financial strength and outlook. Such evaluation is performed by specialised agencies.

Real estate (finance)
Structured finance transactions in the real estate sector.

Repurchase agreement
Contract through which two counterparties agree to enact two opposite purchase and sale contracts, spot and forward, at predetermined prices.

Retail

Segment of clientele mainly including households, professionals, retailers and artisans.

Risk Management

Activity pertaining to the acquisition, measurement, valuation and overall management of various types of risk and their hedging.

RWA – Risk Weighted Assets

Total assets weighted on the basis of their respective credit or market risk.

Scoring

System of analysis of company clientele, taking the concrete form of an indicator obtained by an examination of information contained in the financial statements, in addition to an evaluation of the forecasts of the performance of the sector.

Senior/super senior

In a securitisation transaction, this is the preferred tranche in terms of priority in the matter of remuneration and redemption.

Servicer

In securitisation transactions, this figure – on the basis of a special servicing contract – continues to manage securitised loans or assets after they have been transferred to the vehicle company responsible for the issue of the securities.

Spin off

Refers to the contribution of a part of the assets of a company to a new juridical entity.

Spread

This term usually indicates:
- the difference between two interest rates;
- the difference between the bidding and asking price in trading securities;
- the price an issuer of stocks and bonds pays above a benchmark rate.

Stakeholder

Subjects who, acting in different capacities, interact with the firm's activity, sharing the profits, influencing its performance/services, and evaluating its economic, social and environmental impact.

Stock option

Term used to indicate the right granted to company managers that allows them to purchase the company's shares at a fixed price at a specified time (strike price).

Strike price

Represents the exercise price of an option.

Structured export finance

Transactions involving structured finance in the export of goods and services sector.

Structured finance

Activity aimed at studying, organising and offering forms of financing and/or investment most suited to the needs of customers interested in structured transactions.

Swaps

Transactions normally consisting of an exchange of financial flows between operators under various contractual arrangements. In the case of a swap of interest rates, the opposite parties exchange flows of payment which may be indexed or unindexed to interest rates, calculated on a notional capital of reference (e.g., one party may pay a flow on a fixed-rate basis,

while the opposite party may pay on a variable-rate basis). In the case of a swap of currencies, the opposite parties exchange specific amounts of two different currencies, repaying the same over time according to predefined arrangements that may regard both the notional capital and the indexed flows pertaining to the interest rates.

Tier 1
: Paid-in capital, reserves and the reserve for general banking risks make up the main elements of capital of primary quality. The total of these elements, after the deduction of treasury shares, goodwill, intangible assets, losses recorded in previous years and in the year, make up primary capital or Tier 1 capital.

Tier 2
: Revaluation reserves, hybrid capital instruments (perpetual liabilities and other instruments reimbursable on demand of the issuer and with the prior consent of the Bank of Italy), subordinated liabilities and other positive elements make up capital of secondary quality. The total of these elements, after the deduction of net capital losses on securities and other possible negative elements make up secondary capital or Tier 2.

Total capital (ratio)
: Capital ratio referred to the whole of the elements constituting capital for supervisory purposes (Tier 1 and Tier 2).

Total return swap
: A contract under which one party, usually the owner of the security or credit of reference, agrees to make periodic payments to an investor (protection seller) based on the capital and interest generated by the business. On the other side, the investor agrees to make payments based on a variable rate, as well as any depreciation of the business from the date of the contract.

Trading book
: Usually referring to securities or in any case to financial instruments in general, it designates the portion of a portfolio earmarked for trading activity.

Trading on line
: see "e-business".

Upper Tier 2
: It designates the hybrid capitalisation instruments (for instance, perpetual loans) that represent the top-ranked portion of Tier 2.

VaR - Value at Risk
: The maximum value likely to be lost on a portfolio as a result of market performance, estimating probability and calculating that a certain amount of time is required to liquidate positions.

Warrant
: Negotiable instrument that gives the holder the right to purchase from or sell to the issuer fixed-income securities or shares according to specific procedures.

Wealth management
: see "Asset management."

Zero-coupon
: Bond without coupons whose return is determined by the difference between issue (or purchase) price and reimbursement value.

Gruppo Intesa Network

Branches in Italy

(Updated as at December 2003)

	Banca Intesa				Group banks[1]
	Retail network	Private centres	Enterprise centres	Corporate centres	
Piemonte	159	7	10	5	104
Valle d'Aosta	4				
Lombardia	724	17	36	15	110
Liguria	78	3	4	2	
Trentino-Alto Adige	9	1	2	1	62
Veneto	242	7	12	5	43
Friuli-Venezia Giulia	24	2	3	1	118
Emilia Romagna	60	5	9	3	170
Toscana	67	3	8	3	9
Umbria	9	1	2	1	110
Marche	10	1	2	1	57
Lazio	171	2	4	3	94
Abruzzo	15	1	1	1	9
Molise	2				
Campania	101	3	3	2	1
Puglia	89	2	5	2	1
Basilicata	4				1
Calabria	32	1	2	1	1
Sicilia	108	2	2	2	1
Sardegna	59	1	3	2	12
Total	1,967	59	108	50	903

[1] *FriulAdria, Cariparma, Banca di Trento e Bolzano, C.R. Viterbo, C.R. Rieti, C.R. Città di Castello, Intesa Mediocredito, C.R. Ascoli, C.R. Biella e Vercelli, Banca CIS, C.R. Spoleto, C.R. Terni e Narni, C.R. Foligno.*

Branches and Representative offices abroad

(Updated as at December 2003)

Europe

Belgium
Representative office in Bruxelles

Federal Republic of Yugoslavia
Representative office in Beograd

Greece
Representative office in Athens

Poland
Representative office in Warsaw

Russia
Representative office in Moscow

Spain
Representative office in Madrid

Turkey
Representative office in Ankara

United Kingdom
Branch of London

Asia

India
Representative office in Mumbai

Iran
Representative office in Teheran

Japan
Branch of Tokyo

Lebanon
Representative office in Beirut

People's Republic of China
Branch of Hong Kong
Branch of Shanghai
Representative office in Beijing

Republic of Korea
Representative office in Seoul

Latin and North America

Argentina
Representative office in Buenos Aires

Cayman Islands
Branch of George Town

USA
Branch of New York

Africa

Egypt
Representative office in Cairo

File No. 82-35020

Co-ordination	Banca Intesa S.p.A. External Relations
Design	Fragile, Milano
Translation	Networking IR, Milano
Printed by	Bowne International, Milano

File No. 82-35020

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER	
1.1 DATI ANAGRAFICI / PERSONAL DATA	
PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST	
RAGIONE SOCIALE / CORPORATE NAME	*BANCA INTESA*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY	
C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER	
2. EMITTENTE QUOTATO / LISTED COMPANY	
RAGIONE SOCIALE / CORPORATE NAME	*BANCA INTESA*
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION	
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY	
PERSONA GIURIDICA, SOCIETÀ DI PERSONE O TRUST STRETTAMENTE LEGATA AD UN SOGGETTO RILEVANTE O AD UNA PERSONA FISICA DI CUI AL PUNTO PRECEDENTE / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST CLOSELY ASSOCIATED WITH A RELEVANT PERSON	
3.2 DATI ANAGRAFICI / PERSONAL DATA	
PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST	
RAGIONE SOCIALE / CORPORATE NAME	*BANCA CABOTO*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[3]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
06/09/2006	A	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	1	1,413	1,413	MERC-IT	
11/09/2006	V	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	11	1,425	15,675	MERC-IT	
12/09/2006	V	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	10	1,430	14,300	MERC-IT	
15/09/2006	V	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	1	1,435.5	1,435.5	MERC-IT	
19/09/2006	A	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	4	1,428.75	5,715	MERC-IT	
21/09/2006	A	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	3	1,435	4,305	MERC-IT	
22/09/2006	A	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	10	1,435	14,350	MERC-IT	
25/09/2006	A	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	9	1,435	12,915	MERC-IT	
27/09/2006	V	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	10	1,445	14,450	MERC-IT	
28/09/2006	A	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	19	1,442.63	27,409.97	MERC-IT	
29/09/2006	A	IT0001476412	F.DO NEXTRA IMMOBILIARE EUROPA	QFC	10	1,435	14,350	MERC-IT	
01/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	6	1,975.2	11,851.2	MERC-IT	
12/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	13	1,992	25,896	MERC-IT	
14/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	20	1,990.75	39,815	MERC-IT	
15/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	7	1,990	13,930	MERC-IT	
18/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	4	1,990	7,960	MERC-IT	
19/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	4	1,990	7,960	MERC-IT	
21/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	13	1,995	25,935	MERC-IT	
25/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	36	1,994	71,784	MERC-IT	
28/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	17	1,998	33,966	MERC-IT	
29/09/2006	A	IT0003017446	F.DO NEXTRA SVILUPPO IMMOBILIARE	QFC	12	1,997	23,964	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							389,379.67		

File No. 82-35020

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ESERCIZIO / REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													389,379.67		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuate anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01)
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-market transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options).
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)